Form 20-F
period 1997-12-31
SANTA FE INTERNATIONAL CORP/
filed 1998-03-27
CIK 1038914

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                   FORM 20-F
                             ---------------------

(MARK ONE)
    [ ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                                         OR

    [ ]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                         OR

    [X]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM JULY 1, 1997 TO DECEMBER 31, 1997

                           COMMISSION FILE NUMBER 1-14634

                             --------------------------

                         SANTA FE INTERNATIONAL CORPORATION
               (Exact name of Registrant as specified in its charter)

                                   CAYMAN ISLANDS
                   (Jurisdiction of incorporation or organization)

                            TWO LINCOLN CENTRE, SUITE 1100
                                  5420 LBJ FREEWAY
                              DALLAS, TEXAS 75240-2648
                      (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                TITLE OF EACH                              NAME OF EACH EXCHANGE
                    CLASS                                   ON WHICH REGISTERED
                -------------                              ---------------------
  Ordinary Shares, par value $0.01 per share              New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 114,746,550 Ordinary Shares, par value $0.01 per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                             Yes  [X]       No  [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                        Item 17  [ ]       Item 18  [X]
================================================================================

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
PART I..................................................................    1
  Item 1.   Description of Business.....................................    1
  Item 2.   Description of Property.....................................   18
  Item 3.   Legal Proceedings...........................................   19
  Item 4.   Control of Registrant.......................................   19
  Item 5.   Nature of Trading Market....................................   20
  Item 6.   Exchange Controls and Other Limitations Affecting Security
              Holders...................................................   20
  Item 7.   Taxation....................................................   20
  Item 8.   Selected Consolidated Financial Data........................   21
  Item 9.   Management's Discussion and Analysis of Financial Condition
              and Results of Operations.................................   22
  Item 9a.  Quantitative and Qualitative Disclosures about Market
              Risk......................................................   33
  Item 10.  Directors and Officers of Registrant........................   33
  Item 11.  Compensation of Directors and Officers......................   35
  Item 12.  Options to Purchase Securities from Registrant or
              Subsidiaries..............................................   39
  Item 13.  Interest of Management in Certain Transactions..............   40
PART II.................................................................   44
  Item 14.  Description of Securities to Be Registered..................   44
PART III................................................................   44
  Item 15.  Defaults upon Senior Securities.............................   44
  Item 16.  Changes in Securities and Changes in Security for Registered
              Securities................................................   44
PART IV.................................................................   44
  Item 17.  Financial Statements........................................   44
  Item 18.  Financial Statements........................................   44
  Item 19.  Financial Statements and Exhibits...........................   44

FORWARD-LOOKING STATEMENTS

     This Transition Report on Form 20-F contains certain forward-looking statements, including without limitation statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company (defined below), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: adverse changes in contract drilling industry conditions, oil and gas prices, competition from other drilling contractors, increase in industry fleet capacity, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, refurbishing and fabrication costs for drilling rigs, the availability and replacement costs for rig related equipment, spare parts and supplies, financing costs, changes in operating expenses, attraction and retention of skilled employees, uncertainties arising out of the Company's operations outside the United States, adverse changes in applicable tax laws, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, acts of war, and other factors referenced in this Transition Report on Form 20-F. Certain of these factors are discussed in more detail elsewhere in this Transition Report on Form 20-F, including without limitation "Item
1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such forward-looking statements to reflect future events or developments.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

     Santa Fe International Corporation (herein referred to individually and, where the context so requires, collectively with its subsidiaries and predecessors as "Santa Fe" or the "Company") is a leading international offshore and land contract driller that was incorporated in its current form under the laws of the Cayman Islands in 1990. As of February 28, 1998, the Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 29 land drilling rigs. Santa Fe is also a leading provider of drilling related services to the petroleum industry worldwide, including third party rig operations, incentive drilling and drilling engineering and project management services. The Company is currently operating in 16 countries throughout the world. The Company's predecessor began U.S. land drilling operations in 1947, commenced international land operations in 1948, expanded into offshore platform drilling in 1956 and initiated mobile offshore rig operations in 1964.

     At the core of Santa Fe's drilling rig fleet is its fleet of heavy duty harsh environment jackup rigs (four of the 14 currently in service in the industry), which are capable of operating in water depths of up to 350-400 feet. The Company has two additional heavy duty harsh environment rigs under construction including the Galaxy II, which is contracted to be placed in service in the fourth quarter of 1998. Construction of the Galaxy III was initiated during the reporting period, and the rig is contracted to be placed in service in the fourth quarter of 1999. Further, Santa Fe has three deep water semisubmersible rigs which are capable of operating in water depths of up to 2,000-2,400 feet; eight cantilever jackup rigs which are capable of operating in water depths of up to 300-350 feet; nine jackup rigs which are capable of operating in water depths of up to 200-250 feet, seven of which are cantilevered and two of which are specially designed to operate in shallow water; one lake barge rig; one platform rig; and 29 land rigs, all of which are specially equipped to operate in remote areas. See Note 11 of the Notes to Consolidated Financial Statements for certain financial data pertaining to the Company's business in various regions.

INDUSTRY CONDITIONS

     Offshore contract drilling industry conditions, and resulting offshore drilling rig utilization and dayrates, have improved substantially since the beginning of 1995, while land rig dayrates during that period have been relatively stable in the markets in which the Company operates. From the mid-1980s through the early 1990s, demand for offshore drilling rigs was declining or stagnant, and the industry fleet of offshore rigs was reduced, primarily by attrition. In recent years the industry has emphasized the upgrading and refurbishment of existing rigs, in addition to construction of new rigs.

     Several trends have increased the demand for drilling rigs over the past few years. They include technological advancements, oil company downsizing, establishment of government sponsored exploration, development and production sharing programs, and growing deep water exploration. Rising worldwide energy demand over the past several years has improved fundamentals in the oil and natural gas markets. Consequently, oil companies have begun to spend more to find and develop new reserves. However, drilling budgets may be impacted by fluctuations in oil and natural gas prices. Such prices tend to fluctuate in response to relatively minor changes in supply and demand which is influenced by several factors, including worldwide consumption, political events, climatic changes and related factors. Drilling expenditure budget fluctuations have a direct impact upon the demand and rates for drilling rigs.

     Technological advances such as extended reach drilling, multi-lateral drilling techniques and new offshore development and production applications have reduced the costs of developing oil and gas fields. As a result, previously uneconomic discoveries have become viable and the industry has placed increasing emphasis on exploiting existing resources using new applications. The development of three and four dimensional seismic surveys has reduced exploration risks, thus placing increased emphasis on selective exploratory drilling. Government sponsored exploration, development and production sharing programs are growing in number and many of those programs require oil companies to commence drilling within specified time periods.

BUSINESS STRATEGY

     The Company's business strategy is to provide premium quality, cost-effective services to its customers in order to maximize the utilization of its rig fleet at attractive dayrates, with the goal of enhancing shareholder value. The Company's understanding of its customers' future needs guides strategic decisions regarding investment in equipment, selection of geographic markets and development of Company skills. The following are the principal components of the Company's business strategy:

  Modern Rig Fleet

     The Company continually invests in its drilling fleet through the acquisition and construction of new rigs and the upgrading, modernization and enhancement of existing rigs to increase drilling productivity and prolong rig life. Santa Fe rigorously evaluates each of its investments based on expected long term return on capital and profitability. For example, between 1988 and 1992 the Company made significant counter-cyclical purchases of five new jackup rigs, including the Company's entire fleet of four heavy duty harsh environment jackup rigs and a 300-foot cantilever jackup rig. In 1993, the Company purchased and extensively upgraded an additional 300-foot cantilever jackup rig. The Company has two additional heavy duty harsh environment rigs under construction including the Galaxy II, which is contracted to be placed in service in the fourth quarter 1998. Construction of the Galaxy III was initiated during the reporting period, and the rig is contracted to be placed in service in the fourth quarter of 1999. Beginning in 1996, the Company commenced an expansion of its land rig fleet through the addition of five specialized, highly mobile rigs and two heavy duty 3,000 horsepower rigs equipped with top drives. The Company has continued the expansion of its land rig fleet with the addition of one light duty rig in Egypt and the acquisition and assembly of two medium duty and two heavy duty land rigs scheduled to begin work in Venezuela in 1998. The Company's rig fleet upgrade, modernization and enhancement program has included installation of top drive systems, improvements in mud processing and liquid storage capacity, jackup leg extensions, cantilever and skid-off capability. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  International Focus

     The Company operates primarily outside the U.S., with its rigs currently deployed in seven major market areas around the world. The Company first operated in each of these markets more than 25 years ago. Santa Fe believes the operational expertise, international workforce and business relationships it has established through its longstanding presence in its major international markets provide it with a competitive advantage in securing work on attractive terms. The Company favors markets where there is an opportunity to establish a significant presence and benefit from efficiencies associated with market concentration, but also seeks selected opportunities in niche and emerging markets.

     The Company believes that international markets generally require more specialized equipment and value added technical expertise than the U.S. market, providing Santa Fe with greater opportunities to secure attractive contracts. Furthermore, the Company believes that international markets for drilling services are less influenced by volatility in the prices of oil and natural gas than the U.S. market, thus increasing the relative stability of its operations. The Company's international focus enables it to minimize the level of worldwide taxation on its revenues, income and assets through various tax-efficient business structures.

     The Company seeks international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

  High Quality Multinational Workforce

     The Company distinguishes itself with its high quality, well-trained and cost-effective rig crew and supervisory workforce. The breadth and depth of the Company's workforce enable it to efficiently staff its own rigs and profitably provide labor and management services for the operation and maintenance of third party rigs. The Company's rig crew and supervisory personnel are drawn largely from the countries in which the Company has longstanding operations. The quality of Santa Fe's workforce and training program is reflected in its safety performance record, which has consistently exceeded the industry norm over the past decade, as compiled by the International Association of Drilling Contractors.

  Specialized Drilling Services

     The Company provides drilling services requiring special expertise and technical innovation, such as high pressure, high temperature drilling and jackup rig skid-off drilling. The Company's ability to deliver such services is enhanced by the operational expertise and efficiencies it has developed from its long term presence in selected markets. By taking advantage of innovative contracting opportunities, including incentive contracts, the Company enhances the profitability of its drilling services.

BUSINESS CONSIDERATIONS AND RISK FACTORS

  Contract Drilling Industry Volatility and Competition

     The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization with resulting high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the worldwide demand for, and the current and anticipated prices of, oil and natural gas, the level of exploration and production drilling expenditures by oil and gas companies, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to influence production levels and pricing, the level of production of non-OPEC countries, the policies of various governments regarding exploration and development of their oil and natural gas resources and the availability of drilling rigs.

     Oil and natural gas prices fluctuate in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors. It is impossible to predict future oil and natural gas price movements with any certainty. Such fluctuations can impact drilling budgets. Drilling expenditure budget fluctuations have a direct impact upon the demand and rates for drilling rigs.

     Drilling rig dayrates and utilization generally were depressed for over a decade beginning in the early 1980s, due to an oversupply of drilling rigs, low oil and natural gas prices and a corresponding reduction in exploration and development activities by the world's major oil producers. Offshore contract drilling industry conditions, and resulting offshore drilling rig utilization and dayrates, have improved substantially over the last two to three years. Land rig dayrates during that period have improved in the markets in which the Company operates, although not as significantly as for the offshore drilling industry. There can be no assurance as to the duration of these conditions.

     In the contract drilling industry, contracts generally are awarded on a competitive bid basis and, although a customer selecting a rig may consider factors such as a contractor's safety record, crew competence, quality of service, and capabilities and condition of equipment, price often is the primary determining factor in the selection of a drilling contractor. The Company believes that competition for drilling contracts will continue to be strong for the foreseeable future.

     Recent improvements in the offshore contract drilling industry as a whole have led to increased rig construction and enhancement programs by the Company and its competitors. If present trends continue for an extended period, these improvements may attract new competitors into the market. Rig construction, movement or reactivation, or a decrease in drilling activity in any major market, could depress rig dayrates and could adversely affect utilization of the Company's rigs.

     The Company has recently experienced increased pressure on operating costs in the form of increased labor costs, resulting from competition for skilled employees, and significantly increased prices and delivery delays for vendor equipment and materials. It is likely that these factors could continue to impact results of operations for the foreseeable future.

  Operational Risks, Insurance and Indemnification

     Oil and natural gas drilling operations are subject to many risks, including blowouts, cratering, oil or natural gas well fires, explosions, oil spills and other disasters, each of which could result in substantial losses to the Company due to injury or loss of life and damage to or destruction of rigs, oil and natural gas wells, reservoirs, production facilities or other properties. In addition, the Company's offshore and marine equipment is subject to hazards peculiar to marine operations, such as sinking, capsizing, grounding, collision and damage from heavy weather or hurricanes. Loss of or serious damage to certain of the Company's equipment, even if adequately covered by insurance, might materially reduce the Company's revenues and operating profit for an extended period of time.

     The Company evaluates its exposure to certain risks when participating in any project and, to the extent permitted by market conditions, contracts with its customers or joint venture partners to provide the Company with indemnification or other protection against certain risks, including those not generally covered by insurance and losses in excess of applicable insurance limits. There can be no assurance that the Company can obtain effective indemnification in all of its contracts, that the level of indemnification that can be obtained will be meaningful, that such indemnification agreements will be enforceable or that the customer will be financially able to comply with its indemnity obligations. See "-- Risks, Insurance and Indemnification" for a discussion of the Company's insurance coverage.

  Governmental Regulation

     Many aspects of the Company's operations are affected periodically by political developments and by both domestic and foreign governmental regulations, including those relating to the construction, equipment and operation of drilling rigs, drilling practices and methods and levels of taxation, as well as additional hazards and uncertainties, such as the risk of expropriation, foreign exchange restrictions, fluctuations in currency exchange rates, foreign and domestic monetary, economic and trade policies, and environmental regulation. The energy service industry is dependent on demand for its services from the oil and gas industry and, accordingly, is affected by changing taxes, price controls and other laws relating to the energy business generally. Governments may, from time to time, suspend or curtail drilling operations or leasing activities when such operations are considered to be detrimental to the environment or to jeopardize public safety. Many jurisdictions have at various times imposed limitations on the production of oil and natural gas by restricting the rate of flow for oil and natural gas wells below their natural capacity. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

     As of February 28, 1998, all of the Company's rigs were engaged in operations or activities outside the United States and its territorial waters, with the exception of one semisubmersible rig operating in the U.S. Gulf of Mexico. With respect to the Company's operations in the U.S. Gulf of Mexico or elsewhere in the U.S. Outer Continental Shelf, state or territorial waters, the U.S. Oil Pollution Act of 1990 ("OPA '90") and similar legislation or regulations enacted in Texas, Louisiana and other coastal states address oil spill prevention and control and impose a variety of obligations on the Company related to the prevention of oil spills and liability for damages resulting from such spills. OPA '90 imposes strict and, with limited exceptions, joint and several liability upon each responsible party for oil removal costs and a variety of public and private damages, including civil and criminal penalties, and also imposes ongoing financial responsibility requirements on a responsible party.

     The Company's worldwide operations are also subject to a variety of laws and regulations designed to improve safety in the businesses in which the Company operates. International conventions, including Safety of Life at Sea (SOLAS), the Convention For Prevention of Oil Pollution by Ships at Sea (MARPOL) and the Code for Construction of Mobile Offshore Drilling Units (MODU CODE), generally are applicable to the Company's offshore operations. The Company's operations in the U.K. sector of the North Sea are also subject to strict regulatory requirements, including the Mineral Workings Act (MWA) 1971 and the Health and Safety at Work Act (HASAWA) 1974. Historically, the Company has made significant capital expenditures and incurred additional expenses to ensure that its marine rigs comply with applicable local and international health and safety regulations. Future efforts by the Company to comply with these regulations and standards may increase the Company's costs and may affect the demand for the Company's services by influencing energy prices or limiting the areas in which drilling may be performed.

  Taxation Risks

     As a Cayman Islands company primarily doing business outside the U.S., the Company is taxed at rates substantially lower than if it were engaged in a U.S. trade or business. Although almost all of its operations are outside the U.S., the Company has an office in Texas from which a number of senior management personnel generally oversee, supervise and control the policies of the Company. The Company reports only income attributable to the functions performed in the U.S. as income effectively connected with a U.S. business. If income earned from its worldwide operations were deemed by the Internal Revenue Service to be effectively connected with a U.S. business, the Company could be subjected to U.S. income tax on such effectively connected income, and its operating results could be materially adversely affected. The Company's international focus enables it to reduce the level of worldwide taxation on its revenues, income and assets through various tax-efficient business structures. The Company could suffer substantial additional tax expense in the event any of its existing business structures were successfully challenged or in the event of an adverse change in the treaties, laws, rules or regulations (or the interpretation thereof) upon which the Company has relied in relation to its business strategies and structures. See "Item 7. Taxation," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 5 of the Notes to Consolidated Financial Statements. In addition, demand for services in the drilling industry is dependent on the oil and gas exploration industry and accordingly is affected by changes in tax and other laws relating to the energy business generally.

  Environmental and Regulatory Risks

     The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is held responsible. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose "strict liability" and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The Company believes its operations are in compliance in all material respects with all such laws and regulations. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. See "-- Governmental Regulation" for a discussion of the Company's regulatory operating requirements.

     Governments may, from time to time, suspend or curtail drilling operations or leasing activities when such operations are considered to be detrimental to the environment or to jeopardize public safety. Many jurisdictions have at various times imposed limitations on the production of oil and natural gas by restricting the rate of flow for oil and natural gas wells below their natural capacity. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

     The Company may be required to make significant capital expenditures in the future to comply with laws and regulations that become applicable to the Company and such compliance could materially adversely affect the earnings or competitive position of the Company. It is possible that such regulations may in the future add significantly to the cost of operating drilling equipment or may significantly limit drilling activity. See "-- Governmental Regulation" and "Item 3. Legal Proceedings."

  Contract Termination and Performance Risks

     The Company's contracts with its customers often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation that may not be sufficient to fully compensate the Company for the loss of the contract. Early termination of a contract may result in a rig being idle for an extended period of time. Contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods of time by reason of force majeure or excessive rig downtime for repairs. In periods of rapid market downturn, the Company's customers may not honor the terms of existing contracts and may terminate contracts or require the Company to renegotiate contract rates and terms to conform with depressed market conditions, reducing the Company's revenues.

     The Company selectively engages in drilling services pursuant to turnkey drilling contracts under which the Company agrees to drill a well for a customer to a specified depth, and to provide the associated services and well consumables for a fixed price. Generally, the Company is not entitled to payment unless the well is successfully drilled to the specified depth, and profitability of the contract depends upon an ability to keep expenses within the estimates used by the Company in determining the contract price. Drilling a well under a turnkey contract therefore typically requires a cash commitment by the Company in excess of that required under a conventional dayrate contract and exposes the Company to risks of potential financial losses. These losses could be substantially greater than those that would ordinarily exist under a conventional dayrate contract and may include losses resulting from delays in drilling progress or loss of a well or portion thereof. Although the Company carefully evaluates the associated risks, the financial results of a turnkey contract depend upon the performance of the drilling unit, drilling conditions and other factors, some of which are beyond the control of the Company. Additionally, the Company undertakes certain risks when entering into footage and other incentive contracts, alliances and drilling project management contracts where a portion of the remuneration is dependent upon achieving specified performance goals. A failure to meet the performance criteria may result in lower revenue to the Company and, in certain circumstances, also may cause the Company to incur a monetary penalty, often in the form of reduced or suspended remuneration. See "-- Contracts."

  Dependence on Workforce

     The Company's high quality, well-trained and cost-effective rig crew and supervisory workforce contributes significantly to its ability to deliver premium quality services. If the Company were unable to retain its current workforce or to hire comparable personnel, it could have a material adverse effect on the success of the Company. The Company does not maintain key-person insurance for any of its senior management personnel.

  Uncertainties and Risks of Non-U.S. Operations

     Operations outside the U.S. account for substantially all of the Company's consolidated revenues. The Company's non-U.S. operations are subject to certain political, economic and other uncertainties not generally encountered in the U.S., including hazards incident to war and civil disturbances (or other hazards that may limit or disrupt markets) and the general hazards associated with the assertion of national sovereignty over certain areas in which operations are conducted. These risks are mitigated by the Company's ability to relocate its rigs. The Company's operations outside the United States are also subject to foreign customs and business practices, to changes in political conditions, such as confiscatory taxation, unreasonable regulation, unrealistic pricing or royalty terms, export sales restrictions, embargoes and expropriation or nationalization with or without compensation, to the additional risks of fluctuating currency values and hard currency shortages, to the possibility of realizing economic currency exchange losses when transactions are completed in currencies other than dollars and to the Company's ability to freely repatriate its earnings under existing exchange control laws. Additionally, export restrictions or trade sanctions imposed by the U.S. Government under the Export Administration Act, the Trading With the Enemies Act or similar legislation or regulation may impede the Company's ability, or the ability of its customers, to operate or continue to operate in certain countries. No prediction can be made as to what governmental regulations may be enacted in the future that could adversely affect the international drilling industry.

  Control by Holdings and Potential Conflicts of Interest

     As of February 28, 1998, SFIC Holdings (Cayman), Inc. ("Holdings"), a wholly owned subsidiary of Kuwait Petroleum Corporation ("KPC"), beneficially owned approximately 64.9% of the outstanding ordinary shares, par value $0.01 per share, of the Company ("Ordinary Shares"). KPC is wholly owned by the Government of Kuwait. Accordingly, KPC through Holdings is able to elect the Board of Directors of the Company and effectively control the outcome of the vote on certain matters submitted to a vote of the Company's shareholders. The Company, Holdings and KPC have entered into agreements with respect to the approval by Holdings of certain future corporate actions by the Company, the management and allocation of certain liabilities relating to former non-drilling activities of the Company, registration rights for the Ordinary Shares owned by Holdings, and various other matters. See "Item 10. Directors and Officers of the Registrant" and "Item 13. Interest of Management in Certain Transactions."

DRILLING RIG FLEET AND DRILLING RELATED SERVICES

  Marine Rigs

     A marine rig consists of a suite of drilling equipment mounted on a hull or offshore platform. The drilling equipment generally is comprised of a derrick or mast, hoisting equipment, a rotary system, well control equipment, systems for storing, treating and pumping drilling fluids, and a power plant. The specifications of this drilling equipment will determine the drilling capabilities of the rig. Offshore rigs and inland barges also generally include living quarters, cranes, heliports, and storage areas for drill pipe and drill collars and other materials. The design of the rig and its hull determines the marine areas in which it can operate. The Company's marine fleet consists of 21 jackup rigs, three semisubmersible rigs, one inland barge rig and one platform rig. For financial reporting purposes, the Company's inland barge rig and platform rig are combined under the heading "Other Marine Rigs." The Company's marine rigs that are documented as vessels are registered outside the U.S.

     Jackup Rigs. The Company classifies its jackup rigs in three categories: heavy duty harsh environment rigs, 300-350 foot cantilever rigs, and 200-250 foot rigs. A jackup is a mobile rig that jacks down its legs to stand on the sea floor with its hull elevated above the water surface during drilling operations. For transportation between locations, the legs are raised and the hull is floated. The legs are raised and lowered by multiple jacking units attached to the legs. The water depth limit for each rig is a function of several factors, including leg length, sea floor conditions and the anticipated wind, wave and current severity. Jackup rigs can be used to drill exploration wells or to drill multiple production wells at the same location. Several features are important for this latter capability. A cantilever, on which is mounted the derrick, drill floor and substructure, enables the rig to drill alongside and over an adjacent platform or subsea template and to drill multiple wells at the same location without repositioning the rig. Nineteen of the Company's 21 jackup rigs are cantilevered and four of them also have skid-off capability which enables the drilling system to be skidded onto a production platform for development drilling while the rig serves in a tender-assist mode. All of the Company's jackup rigs are equipped with top-drives. A top-drive enables the rig to drill long, highly deviated wells both more efficiently and more safely than conventional rotary equipment.

     The Company owns one of the world's largest fleet of heavy duty harsh environment jackup rigs (four of the 14 currently in service in the industry). One of these rigs, the Galaxy I, is a Universe class rig design capable of operating in water depths of up to 400 feet and is currently operating year-round in the harsh environment of the central North Sea in water depths of up to 360 feet. The Company is currently constructing two additional rigs of this class, the Galaxy II and the Galaxy III. The Galaxy II is scheduled to be placed in service during the fourth quarter of 1998 and is contracted to initially operate offshore Nova Scotia for a five year term. The Galaxy III is expected to be placed in service during the fourth quarter of 1999 and is contracted to work in the U.K. sector of the North Sea for an initial term of three years. The Company's three other heavy duty harsh environment jackup rigs, the Monarch, Monitor and Magellan, are Monarch class rig designs capable of operating in water depths of up to 350 feet and are currently operating year-round in the central North Sea in water depths of up to 310 feet.

     Two of the Company's 300-350 foot cantilever jackup rigs are capable of operating in water depths up to 350 feet and six are capable of operating in water depths of up to 300 feet. Seven of the Company's 200-250 foot jackup rigs are capable of operating in water depths of up to 250 feet, one in water depths of up to 230 feet and one in water depths of up to 200 feet. Two of these rigs are specially designed with eight-foot drafts to permit them to work in shallow water depths and are equipped with large cranes which enable them to perform certain construction activities as well as drilling work.

     Jackup rigs often compete with semisubmersible rigs in water depths ranging from 200 to 360 feet, especially in the North Sea. Within this water depth range in the North Sea, the industry's general preference is to utilize heavy duty harsh environment jackup rigs for a number of reasons, including cost effectiveness resulting from operating efficiencies, greater hull stability and more accessible well control equipment when compared to semisubmersible rigs.

     Semisubmersible Rigs. The Company's three semisubmersible rigs are designed to work in deeper water than jackup rigs. These semisubmersible rigs operate afloat and include the machinery, quarters and drilling equipment on a deck structure which is supported by the buoyancy of two submerged barge-shaped hulls. The Company's semisubmersible rigs are moved between drill sites by pumping saltwater ballast out of the lower hulls until the rig is raised to its transit draft. Once the rig is positioned on location by tugs, saltwater ballast is pumped into the lower hulls until the water level is approximately midway between hulls and upper deck structure. The Company's semisubmersible rigs are maintained on station by an eight point mooring system. Two of the Company's semisubmersible rigs use combination wire rope/chain anchor lines which allow the rigs to operate in deeper water than would be the case if the anchor lines were all wire rope. The third rig uses all wire anchor lines. The mooring systems on the Company's semisubmersible rigs are often preferred for production drilling to minimize the risk of damaging existing pipelines on the seabed.

     All of the Company's semisubmersible rigs are deep water rigs equipped with top-drives. The Company's semisubmersible rig in Equatorial Guinea, the Aleutian Key, is capable of operating in water depths of up to 2,000 feet of water. The Company's semisubmersible rigs in the North Sea (Rig 135) and in the U.S. Gulf of

Mexico (Rig 140) are capable of operating in water depths of up to 2,400 feet and, with only minor structural modifications, can be upgraded to operate in water depths of up to 3,000 feet.

     Other Marine Rigs. The Company owns and operates one lake barge in Venezuela and one platform rig in the North Sea. The Company's lake barge is conventionally anchored and operates afloat in inland waters where water surface conditions are mild. The platform rig consists of a number of self-contained drilling equipment packages which, when assembled on a customer's offshore production platform, make a complete drilling rig.

     More detailed information concerning the Company's marine fleet, as of February 28, 1998, is set forth in the table below:

                                                                                                MAXIMUM   MAXIMUM
                             SERVICE DATE/                                                       WATER    DRILLING    BLOWOUT
                             YEAR OF LATEST                                                      DEPTH     DEPTH     PREVENTER
      TYPE AND NAME          ENHANCEMENT(1)      RIG DESIGN             ATTRIBUTES(2)            (FT)       (FT)       (PSI)
      -------------          --------------      ----------             -------------           -------   --------   ---------
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Galaxy III..............  1999 (Scheduled)  F&G Universe      IC; SO: ATDS: SCR                  400     30,000     15,000
  Galaxy II...............  1998 (Scheduled)  F&G Universe      IC; SO; ATDS; SCR                  400     30,000     15,000
  Magellan................  1992/1993         F&G Monarch       IC; SO; ATDS; SCR                  350     30,000     15,000
  Galaxy I................  1991              F&G Universe      IC; SO; ATDS; SCR                  400     30,000     15,000
  Monitor.................  1989              F&G Monarch       IC; ATDS; SCR                      350     30,000     15,000
  Monarch.................  1988/1996         F&G Monarch       IC; ATDS: SCR                      350     30,000     10,000
SEMISUBMERSIBLE RIGS
  Rig 135.................  1983/1989         F&G L-907         PA; ATDS; 3G; SCR                2,400     25,000     15,000
  Rig 140.................  1983              F&G L-907         PA; ATDS: 3G; SCR                2,400     25,000     15,000
  Aleutian Key............  1976/1995         F&G 9500          ATDS: 2G; SCR                    2,000     25,000     10,000
300-350 FOOT CANTILEVER JACKUP RIGS
  Compact Driller.........  1993              MLT 116C          IC; TDS; SCR                       300     25,000     10,000
  Parameswara.............  1993              BMC 300IC         IC; SO; TDS; SCR                   300     25,000     10,000
  Key Hawaii..............  1983              MODEC JC-300      IC; ATDS: SCR                      300     25,000     10,000
  Key Singapore...........  1982/1994         MLT 116C          IC; TDS; SCR                       350     25,000     10,000
  Rig 136.................  1982              F&G 780 Mod. II   IC; TDS; SCR                       300     20,000     10,000
  Key Manhattan...........  1980/1996         MLT 116C          IC; TDS; SCR                       350     25,000     10,000
  Galveston Key(3)........  1978/1988         MLT 84/116C       IC; TDS; SCR                       300     25,000     10,000
  Key Gibraltar...........  1976/1996         MLT 84/116C       IC; SO; TDS; SCR                   300     25,000     10,000
200-250 FOOT JACKUP RIGS
  Rig 134(3)..............  1982              F&G L-780         IC; TDS; SCR                       250     20,000     10,000
  Rig 141.................  1982              MLT 82SDC         IC; TDS; SCR                       250     20,000     10,000
  Rig 124.................  1980              Mitsui 200C-45    IC; TDS; SCR                       250     20,000     10,000
  Key Bermuda.............  1980              Mitsui            IS; SD; TDS; SCR                   200     20,000     10,000
  Rig 127.................  1981/1995         F&G L-780         IC; TDS; SCR                       250     20,000     10,000
  Rig 105.................  1975              MLT 52C           IC; TDS; SCR                       250     20,000      5,000
  Key Victoria............  1974/1996         MLT 80            IS; SD; TDS; DC/DC                 250     20,000     10,000
  Rig 103.................  1974/1994         MLT 52C           IC; TDS; SCR                       250     20,000     10,000
  Britannia...............  1968/1987         Breit & Garcia    IC; TDS; SCR                       230     20,000     10,000
OTHER MARINE RIGS
  LAKE BARGE RIG
  Rey del Lago............  1971              Levingston        DC/DC                              100     12,000      5,000
  PLATFORM RIG
  Rig 82..................  1968/1995         National 1320 UE  TDS; DC/DC                         N/A     20,000      5,000

---------------

(1) Indicates year rigs were placed in service by the Company and corresponds to the year built, except the Parameswara, Monarch and Compact Driller, which were built in 1983, 1986 and 1992, respectively. The second date, if given, is the most recent year in which the rig underwent a major upgrade in capacity and/or a refurbishment which extended its useful working life. In some cases, such upgrade or refurbishment took place over an extended period; in those instances, the year given is the year in which the work was completed.

(2) Attributes are abbreviated as follows: "ATDS" means an advanced top drive system (Varco TDS 4 and above); "DC/DC" means a power transmission system in which DC electricity is generated by diesel engines and supplied directly to DC motors driving the principal components of drilling equipment (mud pumps, draw works, and rotary table); "IC" means independent leg cantilever; "IS" means independent leg slot rig; "PA" means propulsion assist; "SCR" means a highly efficient power transmission system which rectifies AC power to DC power using a silicon controlled rectifier; "SD" means shallow draft; "SO" means skid-off capability; "TDS" means top drive drilling system; "2G" means 2nd generation semisubmersibles; and "3G" means 3rd generation semisubmersibles.

(3) The Galveston Key and Rig 134 are owned by P.T. Santa Fe Supraco Indonesia, a limited liability company of which the Company is an 80% shareholder.

     As of December 31, 1997, the average age of the Company's marine fleet, measured from the date first placed in service by the Company, was 16.4 years. The average age for heavy duty harsh environment rigs, semisubmersible rigs, 300-350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs and other marine rigs was 7.3 years, 16.5 years, 14.1 years, 19.9 years and 28.1 years, respectively.

  Land Rigs

     The Company had its origins as a U.S. land drilling contractor and was a pioneer in international land rig operations, especially in the Middle East and Latin America. Although the Company has emphasized the development of its marine fleet, it has maintained a substantial presence in selected international land rig markets and has continuously upgraded, modernized and enhanced its land rigs. Since the beginning of 1996, the Company has selectively expanded its land rig fleet. In 1996, five specialized, highly mobile land rigs and two heavy duty 3,000 horsepower rigs equipped with top drives were acquired and contracted to clients. In early 1998, the Company contracted and placed in service a specialized highly mobile rig for use in Egypt and initiated acquisition and assembly of two 2,000 horsepower and two 3,000 horse power land rigs scheduled for work in Venezuela.

     Many of the Company's land rigs are designed for use in remote desert environments and generally include all necessary facilities to support living and working in harsh and remote environments, including accommodation camps and inventories of repair parts and materials. Each of the rigs is designed for efficient disassembly, transport and reassembly. Eleven of the newer rigs are specially designed as wheel-mounted units that can be moved quickly between well locations. The Company's land rig operations in Egypt, Kuwait, the Kuwait-Saudi Arabia Partitioned Neutral Zone and Qatar are supported by an extensive fleet of specialized rig transport equipment, comprised primarily of heavy duty trucks equipped for desert service. Additionally, these operations are supported by a fleet of heavy equipment, such as bulldozers, cranes and forklifts which prepare access roads and drill site locations and facilitate the assembly and tear down of the Company's land rigs.

     The Company historically has concentrated its land rig operations in the Middle East, South America and North Africa. The Company has a longstanding operational history in these areas, having operated in each of them for over 25 years. As of December 31, 1997, the Company was operating 28 land rigs in Kuwait, Venezuela, Egypt, Oman, Qatar, the Kuwait-Saudi Arabia Partitioned Neutral Zone and Saudi Arabia. As of December 31, 1997, the average age of the Company's land rig fleet, measured from the date first placed in service by the Company, was 10.8 years.

     Information concerning the Company's fleet of land drilling rigs as of February 28, 1998 is set forth in the table below:

                                                                    MAXIMUM
                                                                    DRILLING    BLOWOUT
                                                                     DEPTH     PREVENTER
             NAME                     RIG TYPE         HORSEPOWER    (FT.)       (PSI)     POWER(1)
             ----                     --------         ----------   --------   ---------   --------
COMPANY OWNED LAND RIGS
  Rig 144......................  EMSCO C3                3,000       30,000     10,000      DC/DC
  Rig 155......................  Oilwell E-3000          3,000       30,000     15,000       SCR
  Rig 173......................  Gardner Denver 3000     3,000       30,000     10,000       SCR

                                                                    MAXIMUM
                                                                    DRILLING    BLOWOUT
                                                                     DEPTH     PREVENTER
             NAME                     RIG TYPE         HORSEPOWER    (FT.)       (PSI)     POWER(1)
             ----                     --------         ----------   --------   ---------   --------
  Rig 174......................  EMSCO C3                3,000       30,000     10,000       SCR
  Rig 176(2)...................  Ideco 3000E             3,000       30,000     10,000       SCR
  Rig 177(2)...................  Oilwell E-3000          3,000       30,000     10,000       SCR
  Rig 162......................  Midco 1220 EB           2,500       30,000     10,000       SCR
  Rig 94.......................  National E-2000         2,000       20,000     10,000      DC/DC
  Rig 97.......................  Oilwell E-2000          2,000       20,000     10,000       SCR
  Rig 104......................  National 1320 DE        2,000       16,000     10,000      DC/DC
  Rig 110......................  Oilwell E-2000          2,000       20,000      5,000      DC/DC
  Rig 115......................  National 1320 DE        2,000       20,000     10,000      DC/DC
  Rig 119......................  Oilwell E-2000          2,000       20,000     10,000      DC/DC
  Rig 158......................  Oilwell E-2000          2,000       25,000     10,000       SCR
  Rig 178(2)...................  National 1320           2,000       17,000      5,000       SCR
  Rig 179(2)...................  National 1320           2,000       17,000      5,000       SCR
  Rig 157......................  Ideco 1700 UE           1,700       17,000      5,000       SCR
  Rig 92.......................  National 110 UE         1,500       16,000      5,000      DC/DC
  Rig 102......................  National 110 UE         1,500       16,000      5,000      DC/DC
  Rig 147......................  National 110 UE         1,500       16,000      5,000      DC/DC
  Rig 170......................  National 110 UE         1,500       16,000      5,000       SCR
  Rig 169......................  National 110 UE         1,500       16,000      5,000       SCR
  Rig 160......................  Dreco 1250 E            1,250       12,000      5,000       SCR
  Rig 161......................  Dreco 1250 E            1,250       12,000      5,000       SCR
  Rig 150......................  National 80 UE          1,000       12,000      5,000       SCR
  Rig 151......................  National 80 UE          1,000       12,000      5,000       SCR
  Rig 166......................  Wilson 75                 900       10,000      5,000       Mech
  Rig 167......................  Wilson 75                 900       10,000      5,000       Mech
  Rig 146......................  Kremco 750                750       10,000      5,000       SCR
  Rig 159......................  Cooper 750                750        8,000      5,000       Mech
  Rig 171......................  Oilwell 660-E             750       10,000      5,000       SCR
  Rig 172......................  Oilwell 660-E             750       10,000      5,000       SCR
  Rig 143......................  Ideco H37 ED              500        6,500      3,000       Mech
JOINT VENTURE OWNED LAND
  RIGS(3)
  Rig 89.......................  National 110 UE         1,500       16,000     10,000      DC/DC
  QDC 3........................  Cooper 650                650        8,000      3,000       Mech
  Rig 131......................  Portadril                 330        1,000       None       Mech

---------------

(1) For purposes of this table, "DC/DC" refers to a power transmission system in which DC electricity is generated by diesel engines and supplied directly to DC motors driving the principal components of drilling equipment (mud pumps, drawworks, and rotary table); "Mech" is a power transmission system in which power to the principal components of drilling equipment (mud pumps, drawworks and rotary table) is supplied by direct mechanical linkage; and "SCR" means a highly efficient power transmission system which rectifies AC power to DC power using a silicon controlled rectifier.

(2) Under assembly.

(3) For purposes of this table, joint ventures refer only to joint ventures which the Company accounts for on the equity method. The rigs listed are owned by Qatar Drilling Company W.L.L., of which the Company is a 49% shareholder.

  Rig Fleet Utilization

     The following table sets forth certain information for the Company's rig fleet during the six months ended December 31, 1997 and 1996 and each of fiscal 1997, 1996 and 1995.

                                                    AVERAGE FOR THE SIX
                                                       MONTHS ENDED             AVERAGE FOR THE
                                                       DECEMBER 31,        FISCAL YEAR ENDED JUNE 30,
                                                    -------------------    --------------------------
                                                     1997        1996       1997      1996      1995
                                                    -------     -------    ------    ------    ------
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Total rigs(1)...................................     4.0         4.0       4.0       4.0       4.0
  Rigs under contract.............................     4.0         4.0       4.0       3.9       3.9
  Utilization rate(2).............................    99.2%      100.0%     99.5%     97.5%     97.9%
SEMISUBMERSIBLE RIGS
  Total rigs......................................     3.0         3.0       3.0       3.0       3.0
  Rigs under contract.............................     2.8         3.0       3.0       2.3       2.7
  Utilization rate(2).............................    94.4%      100.0%    100.0%     75.3%     89.0%
300-350 FOOT CANTILEVER JACKUP RIGS(3)
  Total rigs......................................     8.0         7.0       7.5       7.0       7.0
  Rigs under contract.............................     7.8         6.5       7.2       6.7       6.4
  Utilization rate(2).............................    97.0%       93.5%     95.5%     95.7%     91.5%
200-250 FOOT JACKUP RIGS(3)
  Total rigs......................................     9.0        10.0       9.5      10.0      10.0
  Rigs under contract.............................     9.0         8.6       8.8       8.8       9.2
  Utilization rate(2).............................   100.0%       86.4%     92.1%     88.4%     91.7%
OTHER MARINE RIGS
  Total rigs......................................     2.0         2.0       2.0       2.0       2.7
  Rigs under contract.............................     2.0         1.9       1.9       1.4       2.5
  Utilization rate(2).............................   100.0%       93.5%     96.7%     69.3%     94.2%
LAND RIGS
  Total rigs......................................    27.5        23.3      23.8      21.5      21.0
  Rigs under contract.............................    25.4        21.4      21.5      20.5      20.4
  Utilization rate(2).............................    92.3%       92.1%     90.6%     95.3%     97.3%

---------------

(1) There are 14 heavy duty harsh environment jackup rigs currently in service in the industry: Galaxy I, Maersk Endurer, Maersk Gallant, Maersk Giant, Maersk Guardian, Magellan, Monarch, Monitor, Rowan-Gorilla II, Rowan-Gorilla III, Rowan-Gorilla IV, Transocean Nordic, West Epsilon and Ensco 100.

(2) "Utilization" means the percentage of the number of days a drilling rig is earning a normal daily margin under a customer contract compared to the total number of days within a specified period.

(3) For the fiscal years ended June 30, 1996 and 1995, "200-250 foot jackup rigs" means the Company's nine jackup rigs capable of operating in water depths of up to 200-250 feet and the Key Gibraltar. During the fiscal year ended June 30, 1997, the Key Gibraltar was converted to a cantilever rig and extensively upgraded and was reclassified as a 300-350 foot cantilever jackup rig effective January 1, 1997.

  Drilling Related Services

     The Company is a leading provider of drilling related services to the petroleum industry worldwide, including third party rig operations, incentive drilling, and drilling engineering and project management. These activities complement the Company's contract drilling business by enabling the Company to provide an expanded suite of services, thus responding to customer requirements, and to enhance the utilization and financial performance of its rig fleet. The Company is able to provide these services with its existing workforce and infrastructure without investing significant additional capital.

     Third Party Rig Operations. The Company's third party rig operations historically have been concentrated in the North Sea and Venezuela, areas where the Company also maintains substantial contract drilling operations. This enables the Company to meet the needs of its customers and to make more efficient use of its workforce and infrastructure. In September 1996, the Company expanded its third party rig operations into the emerging market of the Caspian Sea when it commenced operation and management of the semisubmersible rig, Dada Gorgud. As of December 31, 1997, the Company operated and maintained 13 platform, land and offshore rigs for third parties. See "-- Joint Venture, Agency and Sponsorship Relationships and Other Investments" for a further discussion of Caspian Drilling Company Limited.

     The following table lists the location of third party rigs in which the Company was participating as of February 28, 1998.

             TYPE AND NAME                     RIG TYPE          CUSTOMER(1)       LOCATION
             -------------                     --------          -----------       --------
PLATFORM RIGS
  Andrew................................  EMSCO                  BP             U.K. North Sea
  Clyde.................................  Oilwell E-3000         Talisman       U.K. North Sea
  Fulmar................................  National 1320 UE       Shell          U.K. North Sea
  Kittiwake.............................  National E-2000 VDB    Shell          U.K. North Sea
  Magnus................................  National 1625          BP             U.K. North Sea
  Miller................................  EMSCO C3               BP             U.K. North Sea
  Nelson................................  EMSCO CE2              Enterprise     U.K. North Sea
  Thistle...............................  Oilwell E-3000         BP             U.K. North Sea
  Tiffany...............................  EMSCO C2               Agip           U.K. North Sea
LAND RIGS
  CV9...................................  Cabot 900              Corpoven       Venezuela
  CV15..................................  EMSCO 2000             Corpoven       Venezuela
  CV16..................................  EMSCO 2000             Corpoven       Venezuela
SEMISUBMERSIBLE RIGS
  Dada Gorgud(2)........................  F&G Pacesetter         AIOC           Azerbaijan

---------------

(1) Generic designation including affiliates, joint ventures and consortia. "AIOC" means Azerbaijan International Operating Company.

(2) Rig is operated by Caspian Drilling Company Limited of which the Company is a 45% shareholder.

     Incentive Drilling Services and Alliances. The Company selectively pursues incentive drilling contracts and innovative contracting opportunities. In doing so, the Company seeks markets which enable it to enhance its profitability by undertaking work that rewards superior performance and drilling productivity. Types of incentive contracts include:

          Turnkey. The Company generally provides all services, drill bits, casings, well consumables and logistical support to drill a well to a specified depth for a fixed price.

          Footage. The Company receives a predetermined lump sum per foot drilled in a well or a specified portion thereof.

          Well Target Time. The contract provides that the drilling of a specified well (or portion thereof) is subject to an agreed target time. If the well is drilled ahead of schedule, then a bonus is paid in accordance with a specified formula. If the well is drilled behind schedule, a penalty may be imposed.

          Lump Sum or Bonus Arrangement. This arrangement provides for the Company to perform a specific task either for a lump sum payment or for a day rate with a bonus payable for time saved.

          Alliances. An agreement under which the Company works in conjunction with the customer and selected parties, such as service companies, fabricators, designers and engineers, to provide and coordinate their resources, facilities and expertise to maximize efficiency on a specified drilling project. Alliances often involve common goals and targets, with an incentive for execution of a project in an efficient manner as measured against specific time and economic goals. The Company has participated in alliances involving execution of specified drilling programs as well as an alliance involving various aspects of engineering, design and procurement of platform rig equipment for a specific development drilling project.

     Drilling Engineering and Drilling Project Management. The Company's drilling engineers and other engineering personnel provide drilling management services for its own operations and on a contract basis for customer projects. Drilling management may involve well design, logistics planning, drilling process management and analysis of performance. The Company also offers its customers fully integrated services encompassing the selection and management of all subcontracted drilling services, which may include procurement and logistics support, so as to optimize and coordinate the selection and management of equipment, materials and service personnel for a specified drilling project. Additionally, the Company provides drilling rig project management, including rig design, engineering, procurement and commissioning activities as well as management of all phases of offshore rig new construction or upgrade projects.

COMPETITION

     The contract drilling industry is characterized by intense competition. Competition is usually restricted to a particular region, although drilling rigs are mobile and can be moved from one region to another in response to changes in demand. While price is the most important competitive determinant in the drilling industry, the availability and location of suitable equipment, the design and technical capability of drilling rigs, and the reputation and experience of the drilling contractor may also play a significant role in obtaining a contract and may, in certain cases, warrant a contractor receiving greater compensation than a competitor. Other competitive factors include the ability to provide specialized services, such as well drilling engineering, the technical and financial flexibility to perform turnkey and other incentive contracts, and the contractor's reputation and safety record. The Company believes that it competes favorably with respect to all of these factors.

CONTRACTS

     Drilling contracts are most often awarded through competitive bidding; however, some contracts are a result of direct negotiations between the drilling contractor and the customer. In many cases, the specifications of the bid contain certain requirements not met by any of the Company's available rigs. As a result, if the Company is awarded the contract, the Company may incur considerable expense to upgrade and outfit a rig in the specified manner.

     The Company operates each of its rigs under a contract either to drill a specified well or number of wells or for a stated period of time, which generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs.

     Many of the Company's contracts provide for compensation on a dayrate basis, under which the Company receives a fixed amount per day that the rig is operating under contract. Under a dayrate contract, the Company provides the drilling rig and personnel to operate the rig and to conduct the drilling operations. Operating expenses, such as crew wages and incidental supplies, with respect to the contracted rig are paid by the Company. Many of the Company's dayrate contracts also contain incentive terms which provide for additional remuneration if specified performance goals are met and sometimes provide for penalties in the form of reduced or suspended compensation if the specified goals are not achieved. The Company also provides turnkey, footage and other services on an incentive contract basis. See "-- Incentive Drilling Services and Alliances" above.

     The rate of compensation specified in each contract depends on the type of equipment required, its availability and location, the location and nature of the operation to be performed, the duration of the work, market conditions and other variables. The contracts generally provide for a reduced dayrate or lump sum payment when the rig is being transported to or from the first and last drill site. Generally, a reduced dayrate or no payment is applicable when operations are suspended because of force majeure or extended mechanical breakdown. Reduced dayrates often also apply while a rig is on standby awaiting a customer's directions or customer-furnished materials or services or while moving between well locations under the same contract. When drilling rigs are being relocated a substantial distance, the Company attempts to obtain either a lump sum or a dayrate plus transport costs as compensation for mobilization and demobilization expenses and the rig time incurred during the period of transit. The Company's contracts generally provide for payment in dollars except for amounts required to meet local expenses.

     Contracts commonly contain renewal or extension provisions exercisable at the option of the customer which address extension for a number of wells or specified period of time. These options may provide that the compensation for the extension period must be agreed upon before commencement of the extension or the parties may have negotiated the extension period compensation at the time of the initial contract. The Company prefers either to negotiate provisions which require mutual agreement upon compensation for the option term (to obtain then-prevailing market rates) or establish a means of increasing compensation for the option term to reflect cost escalation and anticipated market conditions.

     Contract information concerning the Company's marine and land drilling fleet, as of December 31, 1997, is set forth in the table below:

                                                                             CURRENT
                                                                            CONTRACT
       TYPE AND NAME               LOCATION             CUSTOMER(1)       EXPIRATION(2)
       -------------               --------             -----------       -------------
HEAVY DUTY HARSH ENVIRONMENT
  JACKUP RIGS
                              (Under
  Galaxy III................  Construction)          Amoco                  Sep 02
                              (Under
  Galaxy II.................  Construction)          Mobil                  Nov 03
  Magellan..................  U.K. North Sea         Shipyard                 (3)
  Galaxy I..................  U.K. North Sea         Elf                    Mar 01
  Monitor...................  U.K. North Sea         Texaco                 Jun 99
  Monarch...................  U.K. North Sea         BP                     Mar 99
SEMISUBMERSIBLE RIGS
  Rig 135...................  U.K. North Sea         Lasmo                  Sep 98
  Rig 140...................  U.S. Gulf of Mexico    Amerada Hess           Jan 98
  Aleutian Key..............  Equatorial Guinea      Mobil                  Aug 98
300-350 FOOT CANTILEVER
  JACKUP RIGS
  Compact Driller...........  Gabon                  Marathon               Jun 98
  Parameswara...............  Australia              RBT Group              Apr 98
  Key Hawaii................  Egypt                  SUCO                   Jan 98
  Key Singapore.............  Egypt                  Agip                   Jan 98
  Rig 136...................  Tunisia                Various                Apr 98
  Key Manhattan.............  Egypt                  Agiba                  Apr 98
  Galveston Key.............  Indonesia              Unocal                 Nov 98
  Key Gibraltar.............  Malaysia               Shell                  Apr 99

                                                                             CURRENT
                                                                            CONTRACT
       TYPE AND NAME               LOCATION             CUSTOMER(1)       EXPIRATION(2)
       -------------               --------             -----------       -------------
200-250 FOOT JACKUP RIGS
  Rig 134...................  Indonesia              Arco                   Jan 99
  Rig 141...................  Egypt                  SUCO                   Nov 98
  Rig 124...................  Egypt                  Petrobel               Jan 98
  Key Bermuda...............  Nigeria                Chevron                Oct 98
  Rig 127...................  Qatar                  Occidental             Sep 98
  Rig 105...................  Egypt                  Petrobel               Dec 98
  Key Victoria..............  Venezuela              BP                     Apr 98
  Rig 103...................  Qatar                  QGPC                   Jul 98
  Britannia.................  U.K. North Sea         Shell                  Jun 98
OTHER MARINE RIGS
  LAKE BARGE RIG
  Rey del Lago..............  Venezuela              Lagoven               Jan 98(4)
  PLATFORM RIG
  Rig 82....................  U.K. North Sea         Shell                 Evergreen
COMPANY OWNED LAND RIGS
  Rig 92....................  Egypt                  Khalda                 Oct 99
  Rig 94....................  Egypt                  Seagull                Jan 98
  Rig 104...................  Egypt                  Petrobel               Jul 98
  Rig 143...................  Egypt                  Petrobel               Mar 98
  Rig 147...................  Egypt                  Khalda                 Nov 98
  Rig 170...................  Egypt                  Seagull                Dec 98
  Rig 146...................  Kuwait                 KOC                    Feb 98
  Rig 155...................  Kuwait                 KOC                    Mar 98
  Rig 158...................  Kuwait                 KOC                    Feb 98
  Rig 160...................  Kuwait                 KOC                    Feb 98
  Rig 161...................  Kuwait                 KOC                    Feb 98
  Rig 102...................  Kuwait-Saudi PNZ(5)    SAT                    Aug 98
  Rig 171...................  Kuwait-Saudi PNZ(5)    SAT                    May 99
  Rig 144...................  Oman                   PDO                    Oct 98
  Rig 150...................  Oman                   PDO                    Sep 01
  Rig 151...................  Oman                   PDO                    Apr 99
  Rig 159...................  Oman                   PDO                    Nov 98
  Rig 157...................  Qatar                  QGPC                   May 98
  Rig 97....................  Venezuela              Corpoven              Nov 97(7)
  Rig 110...................  Venezuela              Corpoven               Jan 98
  Rig 115...................  Venezuela              Corpoven               Mar 98
  Rig 119...................  Venezuela              Corpoven               Mar 98
  Rig 166...................  Venezuela              Idle
  Rig 167...................  Venezuela              Idle
  Rig 162...................  Saudi Arabia           Saudi ARAMCO           Feb 00
  Rig 172...................  Kuwait-Saudi PNZ(5)    PNZ Dev. Group         Apr 98
  Rig 173...................  Saudi Arabia           Saudi ARAMCO           May 00
  Rig 174...................  Saudi Arabia           Saudi ARAMCO           May 00
JOINT VENTURE OWNED LAND
  RIGS(6)
  Rig 89....................  Qatar                  QGPC                   May 98
  QDC 3.....................  Qatar                  Idle
  Rig 131...................  Qatar                  QGPC                   May 98

---------------

(1) Generic designation including affiliates, joint ventures and consortia. "Various" means British Gas Tunisia, Ltd; Union Texas Maghreb, Inc.; Maxus Tunisia, Inc.; South Kerkennah Oil Company; Marathon Petroleum Tunisia, Ltd.; and M.P. Zarat Ltd; "GUPCO" means Gulf of Suez Petroleum Company; "SUCO" means Suez Oil Company; "QGPC" means Qatar General Petroleum Company; "KOC" means Kuwait Oil Company, K.S.C.; "SAT" means Saudi Arabia Texaco; "PDO" means Petroleum Development Oman.

(2) Indicates date of scheduled expiration of current contract term, or, if the contract is for a fixed number of wells, date of estimated completion of those wells at December 31, 1997. Upon scheduled expiration of the contract term, most contracts specify automatic continuation for completion of the well in progress. Many contracts are subject to early termination. The Magellan, Rig 140, Key Hawaii, Key Singapore, Rig 124, Rig 94, Rig 146, Rig 155, Rig 158, Rig 160 and Rig 161 are subject to additional contracts already in place for future periods expiring May 2000, April 1998, April 1998, August 1998, July 1998, July 1998, March 2001, March 2001, March 2001,
    March 2001 and March 2001, respectively. Many of the Company's contracts contain term extension options granting the customer the right to extend the contract term upon advance notice. Some options are at rates specified in the contract while other options are subject to mutual agreement of the parties with respect to the rates applicable to the extension term. The Monitor, Monarch, Rig 103, Rig 144 and Rig 151 are subject to customer term extension options which specify dayrates for periods expiring May 1999, February 2001, June 1999, October 1999 and April 2000, respectively.

(3) Rig in shipyard December 25, 1997 to January 23, 1998, then to contract with Elf expiring May 2000.

(4) Rig continues to work under 90-day interim extension while negotiating one-year contract extension.

(5) Kuwait-Saudi Arabia Partitioned Neutral Zone.

(6) For purposes of this table, joint ventures refer only to joint ventures which the Company accounts for on the equity method. The rigs listed are owned by Qatar Drilling Company W.L.L., of which the Company is a 49% shareholder. Rig 131 supports other land rig operations in Qatar, primarily by drilling water wells, and generally is not subject to a separate contract.

(7) Rig continues to work through completion of well in progress, which is estimated to be March 1998.

CUSTOMERS

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. During the six months ended December 31, 1997, Royal Dutch/Shell Group of Companies and its affiliates, joint ventures and consortia accounted for 13.9% of the Company's consolidated revenues. See Note 11 of the Notes to Consolidated Financial Statements.

EMPLOYEES

     As of December 31, 1997, the Company had approximately 5,600 full time employees from more than 45 nations, over 95% of whom work outside the United States. Approximately two-thirds of the Company's employees are citizens of countries outside North America and Europe. Approximately 600 and 125 of the Company's employees in Venezuela and Nigeria, respectively, and approximately 100 of the personnel on the Company's rig in Australia, are represented by labor unions. The Company considers its relations with its employees to be good.

JOINT VENTURE, AGENCY AND SPONSORSHIP RELATIONSHIPS AND OTHER INVESTMENTS

     In some areas of the world, local custom and practice or governmental requirements are such as to necessitate the formation of joint ventures with local participation. The Company is an active participant in several joint venture drilling companies, principally in Indonesia, Malaysia, Nigeria, Qatar, Saudi Arabia and Oman. The Company recently participated in the formation of a new joint venture company, Caspian Drilling Company Limited, in association with a rig-owning governmental entity in Azerbaijan. The Company owns 45% of the shares of Caspian Drilling Company Limited, which entered into approximate ten year bareboat charters of the semi-submersible rigs Shelf 5 and Dada Gorgud in 1997 and will operate the rigs under contracts in the Caspian Sea. The Shelf 5 bareboat charter will commence upon completion of rig upgrades, estimated to occur in the first calendar quarter of 1999.

     The Company participates in a joint venture which operates a petroleum supply base in Indonesia. The Indonesian supply base, 42% owned by the Company, is located at Merak Point on West Java. It provides open and covered storage and bulk chemical trans-shipment facilities. The Company has managed this supply base for over 25 years. The land lease for the supply base is scheduled to expire in 2000 and there is no assurance that the lease will be renewed on terms acceptable to the Company. The Company also has a passive minority investment in a Libyan drilling company which is accounted for on the cost basis.

     Local law or custom in some areas of the world also effectively mandates establishment of a relationship with a local agent or sponsor. When necessary in these areas, the Company enters into agency or sponsorship agreements.

RISKS, INSURANCE AND INDEMNIFICATION

     The Company emphasizes ongoing safety and training programs and has installed significant safety equipment, all designed to promote a safe working environment. Nevertheless, the operations of the Company are subject to the many hazards inherent in the drilling business.

     While the Company maintains broad insurance coverage, such insurance generally does not cover all types of losses (e.g., war, internal disturbances, expropriation, nationalization or business interruption). Losses and liabilities arising from uninsured or underinsured events would reduce revenues and increase costs to the Company. In addition, pollution and similar environmental risks generally are not fully insurable. As a consequence, the existing insurance may not be sufficient to protect the Company from all of its operational risks or against liability from all consequences of well disasters, maritime casualties or damage to the environment. It is also not sufficient to protect the Company for the full market or replacement value of assets that are rendered actual or constructive total losses. The Company may be liable for oil spills, costs of controlling a wild well, well loss or damage and similar matters if not indemnified by its customers or insured. When appropriate, the Company may separately insure well-related risks (well loss or damage, wild well control and pollution).

     The Company believes its policy with regard to the purchase of insurance coverage is consistent with industry practice with regard to the types, amounts and limits of insurance maintained. Under current conditions, the Company anticipates that its present insurance coverages will be maintained, but no assurances can be given that the insurance coverages will continue to be available at rates considered reasonable or that certain types of coverage will be available at any cost.

     In the event insurance is determined to be inadequate or unavailable, the Company evaluates its exposure to uninsurable risks before participating in any projects. To the extent permitted by market conditions, the Company contracts with its customers to provide the Company with indemnification or other protection against risks not generally covered by insurance and against losses in excess of applicable insurance limits. The Company generally has been able to obtain contractual indemnification from its customers which protects and indemnifies the Company to some degree from liability arising out of damages to customer property and injuries to certain personnel, reservoir, pollution and environmental damages and wild well control. However, there can be no assurance that the Company can obtain such indemnification in all of its contracts.

ITEM 2. DESCRIPTION OF PROPERTY.

     See "Item 1. Description of Business -- Drilling Rig Fleet and Drilling Related Services" for a description of the Company's principal assets. The Company leases and, in some cases, owns various operating and administrative facilities, generally consisting of office, maintenance and storage space, around the world.

ITEM 3. LEGAL PROCEEDINGS.

     The Company is involved in various legal proceedings incidental to its business. In the opinion of the management of the Company, based upon information presently available, the ultimate resolution of these legal proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

     The Company has been named as a Potentially Responsible Party ("PRP") in connection with a Superfund site located in Whittier, California maintained by Waste Disposal, Inc. ("WDI"). On August 18, 1994 the U.S. Environmental Protection Agency (the "EPA") issued an Administrative Order for Remedial Design ("ORD") against eight PRPs, not including the Company, alleging that they are responsible for costs associated with the cleanup of the WDI site and requesting that these parties consent to undertake certain specific investigative and remedial measures with respect to the site. On March 31, 1997 the ORD was amended to modify the scope of remedial work to be performed at the site and to add thirteen additional parties, including the Company. On April 29, 1997 the Company advised the EPA of its intention to comply with the ORD. In an effort to minimize costs associated with its involvement in the site, the Company has entered into a Participation Agreement with the other named PRPs, by which the PRPs will provide monetary credit to certain PRPs for previously incurred costs, cooperate in common response to any claims arising out of the ORD, and allocate among themselves costs associated with their involvement with the site. On July 9, 1997 the PRPs tentatively agreed to an allocation arrangement, which, subject to anticipated appeals by certain PRPs, the Company believes will be concluded in the near future. In addition, ultimate liability will be dependent upon the results of on site testing currently underway and agreement between the EPA and the PRPs concerning the most cost effective and appropriate remediation of the site.

     Based on information presently available, the Company does not believe that any liability imposed in connection with the WDI site will have a material adverse effect on the Company's financial condition or ongoing results or operations given the nature and extent of its involvement at the site and available resources.

ITEM 4. CONTROL OF REGISTRANT.

     (a) As of February 28, 1998, Holdings, a wholly-owned subsidiary of KPC, beneficially owned approximately 64.9% of the outstanding Ordinary Shares. KPC is wholly-owned by the Government of Kuwait.

     So long as Holdings owns a majority of the outstanding Ordinary Shares, KPC through Holdings will be able to elect the Board of Directors of the Company and effectively control the outcome of the vote on certain matters submitted to a vote of the Company's shareholders. Mr. Nader Hamad Sultan, a Director of the Company who also serves as Chairman and a member of the Board of Holdings, has been authorized by the Holdings Board to cast votes for Holdings' Ordinary Shares of the Company at the Company's 1998 Annual General Meeting of Shareholders, in person or by proxy. So long as KPC remains a significant indirect shareholder of the Company, it intends to oversee its investment in the Company, including pursuant to its and Holdings' rights under the Intercompany Agreement and the Company's Articles. See "Item 13. Interest of Management in Certain Transactions."

     (b) The following table is furnished as of February 28, 1998 to indicate beneficial ownership of the Company's Ordinary Shares by (i) each person who is known by the Company to be a beneficial owner of more than 5% of the Company's Ordinary Shares and (ii) all executive officers and Directors of the Company as a group. The information in the following table was provided by such persons.

       TITLE OF CLASS                IDENTITY OF PERSON OR GROUP          AMOUNT OWNED   PERCENT OF CLASS
       --------------                ---------------------------          ------------   ----------------
 Ordinary Shares...........  SFIC Holdings (Cayman), Inc.                  74,500,000         64.9%
 Ordinary Shares...........  Directors and Executive Officers as a group
                               (18 persons)                                   118,984(1)       0.1%

---------------

(1) Does not include 107,600 restricted shares or 327,650 options that are not exercisable within 60 days. Includes 19,684 shares held in the Company's Investment Savings and Profit Sharing Plan and 250 shares held by a spouse in a custodial account for the benefit of a minor child. Does not include 4,000 shares held of record by the spouse of Mr. Ferdinand A. Berger, a Director of the Company. Mr. Berger disclaims beneficial ownership of such 4,000 shares. Does not include 74,500,000 shares over which Mr. Nader Hamad Sultan has the authority to cast votes on behalf of Holdings at the Company's 1998 Annual General Meeting of Shareholders. Mr. Sultan disclaims beneficial ownership of such 74,500,000 shares.

ITEM 5. NATURE OF TRADING MARKET.

     There is no non-U.S. trading market for the Ordinary Shares of the Company.

     Within the United States, effective June 10, 1997 the Company's Ordinary Shares commenced trading on The New York Stock Exchange ("NYSE") under the symbol "SDC."

     The following table sets forth the high and low sales price per Ordinary Share for each quarterly fiscal period since trading of the Ordinary Shares on the NYSE commenced.

                                                               HIGH      LOW
                                                               ----      ---
FISCAL YEAR ENDED JUNE 30, 1997:
  Fourth Quarter (commencing June 10, 1997).................  $34.63    $31.00
TRANSITION PERIOD FROM JULY 1, 1997 TO DECEMBER 31, 1997:
  First Quarter.............................................  $48.75    $33.50
  Second Quarter............................................  $57.00    $35.00
CALENDAR YEAR 1998
  First Quarter (through February 28, 1998).................  $41.50    $33.50

     Based upon records maintained by its transfer agent, as of February 28, 1998, there were approximately 245 shareholders of record in the United States and 241 shareholders of record outside of the United States holding approximately 40,148,557 and 74,623,423 Ordinary Shares, respectively. These numbers include persons or entities holding shares as nominees for beneficial owners.

     On March 25, 1998, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 15, 1998 to holders of record at the close of business March 31, 1998. The Company's current dividend policy contemplates the payment of quarterly dividends of $0.0325 per Ordinary Share.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     The Company is not subject to any governmental laws, decrees or regulations in the Cayman Islands which restrict the export or import of capital, including any foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Ordinary Shares.

     Additionally, neither the laws of the Cayman Islands nor the Company's charter impose any limitations on the right of non-resident foreign owners to hold or vote the Ordinary Shares of the Company.

ITEM 7. TAXATION.

     At the present time there is no Cayman Islands income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Cayman Islands company or its shareholders. The Company has obtained an assurance from the Cayman Islands Government under the Tax Concessions Law (Revised) that, in the event that any legislation is enacted in the Cayman Islands imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until February 13, 2010 be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company. Therefore, under present law there will be no Cayman Islands tax consequences with respect to distributions in respect to the Ordinary Shares. The United States does not have a tax treaty with the Cayman Islands. See "Item 1. Description of Business -- Business Considerations and Risk Factors -- Taxation Risks."

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA.

     The following table sets forth selected consolidated financial data for the Company as of and for the six months ended December 31, 1997 and 1996 and for each of the five fiscal years in the period ended June 30, 1997, which has been derived from audited financial statements of the Company. Audited financial statements for the six months ended December 31, 1997 and 1996 and the three years in the period ended June 30, 1997, 1996 and 1995 are included elsewhere in this Transition Report on Form 20-F. The Company currently operates in one business segment, providing contract drilling and drilling related services throughout the world. The information set forth below should be read in conjunction with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto.

                                            SIX MONTHS ENDED
                                              DECEMBER 31,                     FISCAL YEAR ENDED JUNE 30,
                                          --------------------   -------------------------------------------------------
                                            1997        1996        1997        1996        1995       1994       1993
                                          ---------   --------   ----------   ---------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenues......................  $ 375,185   $264,791   $  578,563   $ 470,882   $466,262   $391,752   $367,703
Operating costs and expenses:
  Operating costs.......................    195,678    161,510      339,665     308,513    320,317    271,951    263,389
  Depreciation and amortization(1)......     24,876     22,039       43,360      77,128     86,916     87,460     84,606
  General and administrative............     10,781      7,563       16,931      17,168     16,225     14,676     15,056
  Loss (gain) on sale of assets.........       (374)      (789)      (1,041)       (754)    (1,355)    (2,176)     4,850
                                          ---------   --------   ----------   ---------   --------   --------   --------
        Total operating expenses........    230,961    190,323      398,915     402,055    422,103    371,911    367,901
Operating income (loss).................    144,224     74,468      179,648      68,827     44,159     19,841       (198)
Other income (expense), net.............        804      4,529        6,593       9,016      5,094     (1,336)    (1,821)
                                          ---------   --------   ----------   ---------   --------   --------   --------
Income before provision for taxes
  on income.............................    145,028     78,997      186,241      77,843     49,253     18,505     (2,019)
Provision for taxes on income...........     16,500     10,339       21,325      15,867      4,955      8,007      6,204
                                          ---------   --------   ----------   ---------   --------   --------   --------
Net income (loss).......................  $ 128,528   $ 68,658   $  164,916   $  61,976   $ 44,298   $ 10,498   $ (8,223)
                                          =========   ========   ==========   =========   ========   ========   ========
Income per ordinary share(2):
  Basic.................................  $    1.12              $     1.44
  Diluted...............................  $    1.12              $     1.44
Pro forma net income per ordinary
  share(2):
  Basic.................................              $   0.60                $    0.54
  Diluted...............................              $   0.60                $    0.54
Cash dividends per ordinary share(3)....  $   0.065   $     --   $       --   $      --
                                          =========   ========   ==========   =========
OTHER FINANCIAL DATA:
Capital expenditures....................  $ 127,133   $ 44,537   $  146,596   $  64,810   $ 36,443   $ 44,527   $ 60,324
Cash flows provided by (used in):
  Operating activities..................    164,669     74,053      207,178     113,118    131,685     82,326    124,836
  Investing activities..................   (131,428)   (38,977)    (143,197)      5,012    (14,643)   (17,781)   (38,777)
  Financing activities..................     (3,721)    (3,829)     (66,893)   (108,391)   (98,373)   (69,756)   (87,874)
EBITDA(4)...............................    169,100     96,507      223,008     145,955    131,075    107,301     84,408
BALANCE SHEET DATA:
Working capital.........................  $ 122,700   $172,627   $  125,730   $ 124,333   $ 89,033   $ 73,466   $ 87,269
Property and equipment, net.............    801,970    610,216      691,300     587,420    599,680    652,202    699,899
Total assets............................  1,161,453    948,232    1,000,446     884,998    924,983    938,206    986,294
Total debt(5)...........................         --         --           --          --     58,364     84,254    107,509
Shareholders' equity....................    953,017    797,921      831,115     733,092    728,089    755,253    785,331

---------------

(1) During 1996, the Company's management undertook engineering and economic studies to evaluate the economic useful lives of its drilling rigs. The study results indicated that the estimated useful lives should be extended by 12 years from 18 to 30 years for marine rigs and by four years from 12 to 16 years for land rigs. The Company's Board of Directors approved application of the change in estimated useful lives effective July 1, 1996 which reduced depreciation expense, and increased net income, by approximately $34.5 million for the fiscal year ended June 30, 1997. See
    Note 3 of the Notes to Consolidated Financial Statements.

(2) The basic income per Ordinary Share data for the six months ended December 31, 1997 and the fiscal year ended June 30, 1997 is calculated based on weighted average shares outstanding for the periods of 114,500,000. The dilutive impact of Ordinary Share equivalents related to stock awards and options outstanding under the Company's share award plans was not significant for the periods presented, increasing the weighted average shares outstanding used in the computation for the six months ended December 31, 1997 and the fiscal year ended June 30, 1997 to 114,608,000 and 114,502,000, respectively. The pro forma net income per Ordinary Share data for the six months ended December 31, 1996 and the fiscal year ended June 30, 1996 is calculated as though 114,500,000 shares issued were outstanding. See Note 2 of the Notes to Consolidated Financial Statements.

(3) Prior to becoming a public company, the Company made certain distributions to its sole shareholder.

(4) EBITDA (Operating Income before depreciation) is a supplemental financial measure used by the Company in evaluating its business and should be read in conjunction with all the information in the Consolidated Financial Statements and notes thereto included elsewhere herein. The Company believes that EBITDA is a measure commonly used by analysts, investors and others interested in the contract drilling industry. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. The difference between cash flows provided by operating activities and EBITDA relates to interest, taxes, depreciation and changes in operating assets and liabilities. EBITDA should not be considered as an alternative to net income or cash flow from operating activities or as an indication of the Company's performance or as a measure of liquidity. The Company's definition of EBITDA may not be comparable with similarly titled measures disclosed by other companies.

(5) Total debt related to rigs held under leveraged capitalized lease obligations. During 1996 and 1994 the Company acquired the equity owner's interest in such rigs and extinguished the related obligations during 1996 and 1995.

ITEM 9.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, included elsewhere in this Transition Report on Form 20-F.

CHANGE IN FISCAL YEAR

     At the direction of its Board of Directors, the Company has implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998. Consequently, this Transition Report covers the period from July 1, 1997 to December 31, 1997 except as otherwise noted herein.

RESULTS OF OPERATIONS

  General

     Overview. Offshore contract drilling industry conditions, and resulting offshore drilling rig utilization and dayrates, have improved substantially since the beginning of 1995, while land rig dayrates during that period have been relatively stable in the markets in which the Company operates. The Company's contract drilling revenues vary based upon demand, which affects the number of days the rig fleet is utilized and the dayrates received. Revenue can also increase or decrease as a result of the acquisition or disposal of rigs. In order to improve utilization or realize higher dayrates, the Company may mobilize its rigs from one market to another. During periods of mobilization, however, revenues generally are adversely affected. As a response to changes in demand and dayrate conditions, the Company may withdraw a rig from the market by "stacking" it in an idle mode or may reactivate a rig which was previously stacked, which may decrease or increase revenues, respectively. See "Item 1. Description of Business -- Industry Conditions." See "-- Liquidity and Capital Resources -- Industry Risks" for a description of certain factors that may affect the Company's results of operations in the future.

     Operating revenues. Santa Fe derives its revenues from dayrates under drilling contracts and the provision of drilling related services. A drilling contract may provide both dayrate and drilling related service revenues. Changes in or renewals of contracts may alter the composition of the Company's revenues. Revenues from dayrate drilling contracts are recognized as work is performed. When mobilization or rig enhancement is required for a contract, the Company may receive a lump-sum payment to offset all or a portion of the cost. When an offshore rig is mobilized from one market to another under contract, mobilization revenues less costs incurred are recognized over the term of the related drilling contract. If a rig is moved without a contract, all costs incurred are immediately charged against income. Payments received for rig enhancements are recognized as revenues over the term of the related drilling contract. In addition to the impact of dayrates, which increase and decrease with demand, revenues from contract drilling may fluctuate from quarter to quarter due to the timing of contract completions, mobilizations, scheduled maintenance, and the weather.

     The Company also earns revenue by providing drilling related services to the petroleum industry worldwide, including third party rig operations, incentive drilling, drilling engineering and project management. Revenues from third party rig operations and drilling engineering services are recognized as the services are performed. Revenues from incentive drilling are derived from performance based contracts, including turnkey and footage contracts, in which the Company has negotiated the opportunity to earn incremental revenue by meeting or exceeding certain preset job performance criteria. Incremental revenues from incentive drilling contracts are recognized as terms and conditions of each contract are fulfilled. The Company uses the percentage of completion method to account for project management contracts. Revenues from drilling services fluctuate from quarter to quarter as a result of the amount of services being performed during the quarter and the timing of achievement of performance objectives under incentive based and project management contracts.

     Operating costs. Operating costs are not affected by changes in dayrates, nor are they necessarily significantly affected by fluctuations in utilization. For instance, if a rig is idle for a short period of time, the Company realizes few decreases in operating expenses since the rig typically is maintained in a ready-to-operate state with a full crew. However, if a rig were expected to be idle for more than a brief period of time, the Company could reduce the size of the rig's crew and take steps to maintain the rig in an idle "stacked" mode, which lowers expenses and partially offsets the negative impact on operating income associated with loss of revenues. Operating costs also may be impacted by the Company's ability to successfully hire and train sufficient numbers of employees to operate the Company's drilling equipment. The Company recognizes as an operating cost repair and maintenance activities, such as painting, inspections and routine overhauls that maintain rather than upgrade the rigs. These expenses include the purchase of parts and materials from third parties, the prices of which vary from period to period and are, in part, impacted by influences outside the control of the Company. Recently, the Company has experienced significant increases in the cost of rig related equipment and spare parts due to manufacturer/supplier price increases. The Company's financial results could be negatively affected in the future by these or similar cost increases.

     Operating income. In addition to operating revenues and costs, operating income is also affected by the level of general and administrative expense, depreciation and amortization expense and any gains or losses from the sale or retirement of assets. Costs of rig enhancements are capitalized and depreciated over the expected useful lives of the enhancements. Increased depreciation expense subsequent to a capital upgrade decreases operating income.

     Provision for taxes on income. The Company is not subject to income taxes in the Cayman Islands. The Company's provision for taxes on income for the six months ended December 31, 1997 and 1996 and the fiscal years ended June 30, 1997, 1996 and 1995 was $16.5 million, $10.3 million, $21.3 million, $15.9 million and $5.0 million, respectively. The Company's effective tax rate for the six months ended December 31, 1997 and 1996 and the fiscal years ended June 30, 1997, 1996 and 1995 was 11.4%, 13.1%, 11.5%, 20.4% and 10.1%, respectively. The effective tax rate varies from period to period because each country in which the Company operates has its own tax system and because the amounts earned in, and subject to tax by, each jurisdiction change from period to period. The Company's consolidated pre-tax income has increased while the effective tax rate has decreased because a substantial portion of the Company's pre-tax income is either not subject to taxation or is subject to taxation at reduced rates. See
Note 5 of Notes to Consolidated Financial Statements.

     The following tables present data relating to the Company's operating revenues, operating costs, operating income, utilization and average dayrates by equipment type and for drilling services.

                                                  SIX MONTHS ENDED
                                                    DECEMBER 31,           FISCAL YEAR ENDED JUNE 30,
                                                --------------------    --------------------------------
                                                  1997        1996        1997        1996        1995
                                                --------    --------    --------    --------    --------
                                                                     (IN THOUSANDS)
OPERATING REVENUES
Heavy duty harsh environment jackup rigs......  $ 71,813    $ 55,623    $119,741    $ 92,939    $ 80,240
Semisubmersible rigs..........................    49,483      26,447      64,751      37,510      31,736
300-350 foot cantilever jackup rigs(1)........    66,867      38,786      93,773      65,308      58,963
200-250 foot jackup rigs(1)...................    69,272      42,651      97,141      73,716      75,452
Other marine rigs.............................     5,669       5,639      11,009       4,666      11,670
                                                --------    --------    --------    --------    --------
         Total marine rigs....................   263,104     169,146     386,415     274,139     258,061
                                                --------    --------    --------    --------    --------
Land rigs.....................................    71,626      49,257     103,158      91,859      92,905
Drilling related services.....................    39,596      45,028      86,904     101,581     113,042
Other.........................................       859       1,360       2,086       3,303       2,254
                                                --------    --------    --------    --------    --------
         Total operating revenues.............   375,185     264,791     578,563     470,882     466,262
                                                --------    --------    --------    --------    --------
OPERATING COSTS(2)
Heavy duty harsh environment jackup rigs......    25,224      23,351      45,218      40,528      37,917
Semisubmersible rigs..........................    22,767      18,042      36,969      30,979      27,410
300-350 foot cantilever jackup rigs(1)........    30,125      19,380      48,900      39,130      39,889
200-250 foot jackup rigs(1)...................    31,491      31,182      59,552      53,947      53,639
Other marine rigs                                  4,219       3,151       6,808       3,252       7,870
                                                --------    --------    --------    --------    --------
         Total marine rigs....................   113,826      95,106     197,447     167,836     166,725
                                                --------    --------    --------    --------    --------
Land rigs.....................................    48,345      35,485      73,687      63,689      62,371
Drilling related services.....................    30,537      30,305      61,408      75,775      90,061
Other.........................................     2,970         614       7,123       1,213       1,160
                                                --------    --------    --------    --------    --------
         Total operating costs................   195,678     161,510     339,665     308,513     320,317
                                                --------    --------    --------    --------    --------
Depreciation and amortization.................   (24,876)    (22,039)    (43,360)    (77,128)    (86,916)
General and administrative....................   (10,781)     (7,563)    (16,931)    (17,168)    (16,225)
Gain on sale of assets........................       374         789       1,041         754       1,355
                                                --------    --------    --------    --------    --------
         OPERATING INCOME.....................  $144,224    $ 74,468    $179,648    $ 68,827    $ 44,159
                                                ========    ========    ========    ========    ========
OPERATING INCOME AS A PERCENTAGE OF
  REVENUES....................................     38.4%       28.1%       31.1%       14.6%        9.5%
                                                ========    ========    ========    ========    ========
AVERAGE RIG FLEET UTILIZATION
Heavy duty harsh environment jackup rigs......     99.2%      100.0%       99.5%       97.5%       97.9%
Semisubmersible rigs..........................      94.4       100.0       100.0        75.3        89.0
300-350 foot cantilever jackup rigs(1)........      97.0        93.5        95.5        95.7        91.5
200-250 foot jackup rigs(1)...................     100.0        86.4        92.1        88.4        91.7
Other marine rigs.............................     100.0        93.5        96.7        69.3        94.2
         Total marine rigs....................      98.3        92.5        95.5        88.8        92.5
Land rigs.....................................      92.3        92.1        90.6        95.3        97.3
AVERAGE DAYRATES
Heavy duty harsh environment jackup rigs......  $ 98,374    $ 75,575    $ 82,466    $ 65,129    $ 56,151
Semisubmersible rigs..........................    94,977      47,911      59,133      45,357      32,550
300-350 foot cantilever jackup rigs(1)........    46,826      32,214      35,887      26,645      25,219
200-250 foot jackup rigs(1)...................    41,831      26,825      30,404      22,773      22,536
Other marine rigs.............................    15,405      16,392      15,593       9,203      12,468
         Total marine rigs....................    55,944      38,216      42,646      32,446      28,591
Land rigs.....................................    15,331      12,486      13,118      12,264      12,462

---------------

(1) For the fiscal years ended June 30, 1996 and 1995, "200-250 jackup rigs" means the Company's nine jackup rigs capable of operating in water depths of up to 200-250 feet and the Key Gibraltar. During the fiscal year ended June 30, 1997, the Key Gibraltar was converted to a cantilever rig and extensively upgraded and was reclassified as a 300-350 foot cantilever jackup rig effective January 1, 1997.

(2) Exclusive of depreciation which is presented separately below.

SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996

     Operating revenues. Total operating revenues increased $110.4 million (41.7%) principally because of increased revenues from heavy duty harsh environment jackups, semisubmersibles, 300-350 foot cantilever jackups, 200-250 foot jackups and land rigs, partly offset by reduced revenue from drilling related services. Revenues from the Company's heavy duty harsh environment jackup rig fleet, which operated entirely in the North Sea for both six month periods, increased $16.2 million (29.1%) principally because of a 30.2% increase in average dayrates. Operating revenues for the Company's three semisubmersibles increased $23.0 million (87.1%) because of a 98.2% increase in average dayrates, which increased revenues $24.8 million, partially offset by a 5.6% decrease in utilization stemming from 31 days idle time for Rig 135 in the North Sea between contracts, which contributed decreased revenues of $1.8 million. The semisubmersible rigs were continuously located in the North Sea, Gulf of Mexico and West Africa during the six months ended December 31, 1997 and 1996. Revenues from 300-350 foot cantilever jackups increased $28.1 million (72.4%). Nine million dollars of additional revenue were attributable to the Key Gibraltar which was fully utilized during the 1997 reporting period. During the comparable 1996 reporting period, the rig was idle in the shipyard undergoing modernization and addition of a cantilever. Substantially all of the remaining $17.8 million revenue increase was attributable to increased dayrates. Revenues from 200-250 foot jackup rigs increased $26.6 million (62.4%). The increase was primarily attributable to a 55.9% increase in average dayrates providing $25.0 million in increased revenues. A 13.6% increase in 200-250 foot jackup rigs utilization contributed increased revenues of $1.6 million. Revenues from land rigs increased by $22.4 million (45.4%). Four new rigs operated in the Middle East in the six months ended December 31, 1997 as compared with the same period of 1996, increasing revenues by $13.1 million. The remaining increase of $9.3 million was primarily attributable to a 16.4% increase in dayrates earned by rigs in service during both periods. Revenues from drilling related services decreased by $5.4 million (12.1%) primarily because of a $4.7 million (100.0%) decrease in project management revenues and a $1.7 million (6.9%) decrease in third party rig operations revenues, partially offset by a $1.0 million (6.9%) increase in revenues from incentive drilling contracts. Revenues from drilling project management services decreased primarily due to the completion of a platform rig construction project in the North Sea. Third party rig operations revenues decreased mainly due to the inception of a rig sharing agreement in Azerbaijan for a third party semisubmersible rig, which was operated solely by the Company during the six months ended December 31, 1996, partially offset by increased activity in South America. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea.

     Operating costs. Total operating costs increased $37.4 million (22.1%) due principally to increased costs related to the operations of the Company's marine fleet and land rigs. The increases in operating costs related to the Company's heavy duty harsh environment jackup rigs ($1.9 million or 8.0%) resulted primarily from increased costs of preparing the Magellan and the Galaxy I for new contracts in the North Sea. Semisubmersibles operating costs increased $4.7 million (26.2%) primarily due to increased mobilization cost associated with Rig 135's new contract in the North Sea and increased repair and maintenance costs for both Rig 140, operating in the Gulf of Mexico, and Rig 135. Increased costs of $10.7 million (55.4%) for the 300-350 foot cantilever jackup rigs were primarily due to increased costs associated with operation of the Key Gibraltar in Malaysia following its extensive upgrade and reclassification to the 300-350 foot cantilever class of rigs and the Parameswara's and Compact Driller's deployment to and operations in Australia and West Africa, respectively. Increased operating costs of $1.1 million (33.9%) for other marine rigs stemmed mainly from increased costs for the lake barge working in South America associated with a new collective bargaining agreement which was implemented in the six months ended December 31, 1997. Operating costs associated with land rigs increased $12.9 million (36.2%), primarily due to the deployment of four additional rigs in the Middle East ($8.1 million), increased utilization of rigs in service during both periods ($1.9 million) and increased costs for rigs working in South America. During the quarter ended December 31, 1997, the Company experienced increased pressure on operating costs in the form of competition for skilled employees resulting in increased salary and wages and significantly increased prices and delivery delays for vendor equipment and materials. It is likely that these tendencies will continue in 1998.

     General and administrative. General and administrative expense increased $3.2 million (42.5%) primarily due to increased awards under the Company's performance based management incentive compensation programs ($1.1 million), a 6% increase in staff levels ($0.6 million) and increased outside Director, investor relations, legal and other costs associated with becoming a public company in June 1997.

     Depreciation and amortization. Depreciation and amortization expense increased $2.8 million (12.9%) for the six months ended December 31, 1997 as compared with the same period in the prior year. Depreciation of four land rigs placed in service during 1997 yielded increased expense of $2.0 million, with the remainder of the increase due to depreciation of capital additions to other rigs and equipment, primarily major upgrades to the Key Gibraltar ($0.9 million).

     Other income (expense), net. Total other income (expense), net decreased $3.7 million for the six months ended December 31, 1997. Investment income decreased $1.2 million during the six months ended December 31, 1997 due to the sale of marketable securities, the proceeds of which were invested in capital and other programs. Foreign exchange gains decreased $2.2 million for the six months ended December 31, 1997 primarily resulting from unfavorable movements of the dollar in relation to the pound sterling. Costs related to services provided under the provisions of the Intercompany Agreement was $0.3 million for the six months ended December 31, 1997. See "Item 13. Interest of Management in Certain Transactions -- Related Party Agreements."

     Provision for taxes on income. The provision for taxes on income increased by $6.2 million, primarily due to significantly increased earnings in the U.K., Egypt, West Africa and the U.S. For the six months ended December 31, 1997, the Company's effective tax rate decreased to 11.4% from 13.1% for the six months ended December 31, 1996 primarily because a substantial portion of the Company's pre-tax income was either not subject to taxation or was subject to taxation at reduced rates. See Note 5 of Notes to Consolidated Financial Statements.

     Net income. Net income for the six months ended December 31, 1997 increased $59.8 million (87.2%) to $128.5 million as compared to $68.7 million for the same period in the prior year. This increase resulted primarily from the increase of $110.4 million in the Company's operating revenues, partially offset by increased operating expense of $37.4 million, increased general and administrative expense of $3.2 million, $2.8 million higher depreciation expense, lower other income (expense), net of $3.7 million and an increased provision for income taxes of $6.2 million.

YEARS ENDED JUNE 30, 1997 AND 1996

     Operating revenues. Total operating revenues increased $107.7 million (22.9%) principally because of increased revenues from heavy duty harsh environment jackups, semisubmersibles, 300-350 foot cantilever jackups, 200-250 foot jackups, other marine, and land rigs, partly offset by reduced revenue from drilling related services. Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $26.8 million (28.8%) principally because of continued high demand (99.5% utilization) for high quality jackup equipment in the North Sea and a 26.6% increase in average dayrates. All of the Company's heavy duty harsh environment jackup rigs were located in the North Sea during fiscal year 1997. Operating revenues for the Company's three semisubmersibles increased $27.2 million (72.6%) because of a 30.4% increase in average dayrates, which increased revenues $15.1 million, and a 32.8% increase in utilization contributing increased revenues of $12.1 million. The rigs were continuously located in the North Sea, Gulf of Mexico and West Africa during fiscal year 1997. Revenues from 300-350 foot cantilever jackups increased $28.5 million (43.6%) because of a 32.2% increase in average dayrates, excluding the Key Gibraltar, which provided $21.2 million in increased revenues. The remaining $7.3 million incremental revenue was primarily due to the reclassification of the Key Gibraltar from other marine rigs in January 1997 following extensive upgrade. Revenues from 200-250 foot jackup rigs increased $23.4 million (31.8%) primarily due to a 33.5% increase in average dayrates. Revenues from other marine rigs increased $6.4 million due to a 69.4% increase in average dayrates, which was primarily attributable to the North Sea platform rig working in operating mode approximately seven months more in 1997 than 1996 and increased dayrates on the lake barge working in Venezuela on a new contract, along with a 39.5% increase in utilization. Revenues from land rigs increased by $11.3 million (12.3%). Three new rigs were deployed in 1997, two for work in the Middle East and one in South America, increasing revenues by $1.9 million. The remaining increase of $9.4 million was primarily due to a 6.7% increase in dayrates earned by rigs in service at June 30, 1996. Revenues from drilling related services decreased by $14.7 million (14.4%) primarily because of a $23.6 million (83.2%) decrease in project management revenues and a $7.9 million (21.9%) decrease in incentive drilling contract revenues, partially offset by a $16.8 million (45.1%) increase in revenues from third party rig operations. Revenues from drilling project management services decreased with the completion of a contract awarded in late 1995 pursuant to which the Company extensively upgraded a third party semisubmersible in the Caspian Sea offshore Azerbaijan and the completion of a platform rig construction project in the North Sea. Incentive drilling revenues decreased because of a reduction in the number of contracts containing incentive based provisions primarily in the North Sea. Revenues from third party rig operations increased primarily due to the operation of a third party semisubmersible in the Caspian Sea offshore Azerbaijan and increased activity in the North Sea.

     Operating costs. Total operating costs increased $31.2 million (10.1%) due principally to increased costs related to the operations of the Company's marine fleet and land rigs, partially offset by lower expenses for drilling related services. The increases in operating costs related to the Company's heavy duty harsh environment jackup rigs ($4.7 million or 11.6%) resulted primarily from increased costs of preparing the Monarch and the Monitor for new contracts in the North Sea. Semisubmersibles operating costs increased $6.0 million (19.3%) primarily due to an increase in the utilization of the Aleutian Key in West Africa in excess of 100% compared with 1996 and higher Aleutian Key maintenance costs. Increased costs of $9.8 million (25.0%) for the 300-350 foot cantilever jackup rigs were primarily due to increased costs associated with the Parameswara's and Compact Driller's deployment to and operations in Australia and West Africa, respectively, and operation of the Key Gibraltar in Malaysia following its extensive upgrade and reclassification to the 300-350 foot cantilever class of rigs. The $5.6 million (10.4%) increase in costs associated with 200-250 foot jackup rigs was primarily a result of extensive maintenance and upgrades undertaken on the Key Gibraltar ($7.3 million) while it was being converted to a cantilever rig, partially offset by reduced costs on rigs working in the Middle East. The increase of $3.6 million (109.3%) in other marine rig costs was primarily attributable to a 39.5% increase in utilization and increased days in operating, rather than idle, mode for the North Sea platform rig. Operating costs associated with land rigs increased $10.0 million (15.7%), primarily due to the deployment of three new rigs, two in the Middle East and one in South America, full year operations of two rigs deployed in 1996 and increased costs for rigs working in South America. The decrease of $14.4 million (19.0%) in operating costs associated with drilling related services resulted from lower project management services expense of $19.3 million (100.0%) and reduced incentive drilling expense of $2.8 million (10.6%), partially offset by increased costs from third party rig operations of $7.7 million (25.0%). The reduction in project management services expense was due to the completion of a contract to construct a third party platform drilling rig for use in the North Sea during the first quarter of fiscal year 1997 and from completion in September 1996 of the extensive upgrade of a third party semisubmersible for use in the Caspian Sea offshore Azerbaijan. Third party rig operations costs increased due to the commencement of a contract to operate the same third party semisubmersible in the Caspian Sea for approximately one year.

     General and administrative. General and administrative expense was effectively flat showing a modest decrease of $0.2 million (1.4%) from the previous year.

     Depreciation and amortization. Depreciation and amortization expense decreased $33.8 million (43.8%) for the year ended June 30, 1997 as compared with the same period in the prior year. During 1996, the Company's management undertook engineering and economic studies to evaluate the economic useful lives of its drilling rigs. The study results indicated that the estimated useful lives should be extended from 18 to 30 years for marine rigs and from 12 to 16 years for land rigs. The change in accounting estimate was applied effective July 1, 1996, with the consequence of reduced depreciation expense and increased operating income of approximately $34.5 million for fiscal year 1997. See Note 3 of the Notes to Consolidated Financial Statements.

     Other income (expense), net. Total other income (expense), net decreased $2.4 million for the year ended June 30, 1997. Investment income, net of interest expense, decreased $4.0 million during the year ended June 30, 1997 due to the sale of marketable securities during 1996, the proceeds of which were used to acquire a rig previously operated under capital lease obligation. Foreign exchange gains increased $2.7 million for the year ended June 30, 1997 primarily resulting from favorable movements of the dollar in relation to the pound sterling. The annual costs related to services provided under the provisions of the Intercompany Agreement was $1.1 million for the year ended June 30, 1997. See "Item 13. Interest of Management in Certain
Transactions -- Related Party Agreements."

     Provision for taxes on income. The provision for taxes on income increased by $5.4 million, primarily due to significantly increased earnings in the U.K., Egypt, Venezuela and West Africa, partially offset by a reduction in the provision for taxes in the U.S. The Company's effective tax rate decreased to 11.5% from 20.4% for the fiscal year ended June 30, 1996 primarily because a substantial portion of the Company's pre-tax income was either not subject to taxation or was subject to taxation at reduced rates. See Note 5 of Notes to Consolidated Financial Statements.

     Net income. Net income for the year ended June 30, 1997 increased $102.9 million (166.0%) to $164.9 million as compared to $62.0 million for the same period in the prior year. This increase resulted primarily from the increase of $107.7 million in the Company's operating revenues, $33.8 million lower depreciation expense and higher other income (expense), net of $1.6 million, partially offset by increased operating expense of $31.2 million, an increased provision for income taxes of $5.4 million and lower net investment income and interest expense of $4.0 million.

YEARS ENDED JUNE 30, 1996 AND 1995

     Operating revenues. Total operating revenues increased $4.6 million (1.0%) principally because of increased revenues from heavy duty harsh environment jackups, semisubmersibles and 300-350 foot cantilever jackups, partly offset by lower utilization of 200-250 foot jackups and other marine rigs and reduced revenue from land drilling and drilling related services. Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $12.7 million (15.8%) principally because of a 16.0% increase in average dayrates for high quality equipment in the North Sea which increased revenues $12.8 million. Following relocation in November 1995 of the Monitor from Australia at the conclusion of a contract, all of the Company's heavy duty harsh environment jackup rigs were operating in the North Sea. Operating revenues for the Company's three semisubmersibles increased $5.8 million (18.2%) because of a 39.3% increase in average dayrates, which increased revenues $12.5 million, partially offset by a 15.2% decrease in utilization which decreased revenues $6.7 million. The decrease in utilization resulted primarily from idle time incurred by the Aleutian Key in preparation for mobilizing to a new contract in Equatorial Guinea. Revenues from 300-350 foot cantilever jackups increased $6.3 million (10.8%) because of a 5.7% increase in average dayrates providing $3.3 million in increased revenues, which was primarily attributable to operations in North Africa. The remaining $3.0 million increase in revenues resulted from an increase in utilization from 91.5% to 95.7%. Revenues from 200-250 foot jackup rigs decreased $1.7 million (2.3%) primarily due to 3.6% lower utilization. Other marine rig revenues decreased $7.0 million (60.0%) primarily due to the retirement of an inland barge in West Africa in the third quarter of 1995 with no replacement revenues ($4.5 million) in 1996 and lower utilization ($1.5 million) of a lake barge in South America. Revenues from land rigs decreased by $1.0 million (1.1%) principally because of reduced activity ($6.1 million) in the Middle East, primarily Kuwait, partially offset by the deployment of one newly acquired rig in North Africa and one newly acquired rig in South America. Revenues from drilling related services decreased by $11.5 million (10.1%) primarily because of a $13.0 million (26.6%) decrease in incentive drilling contract revenues in the North Sea, North Africa and the Middle East, partially offset by a $4.6 million (19.2%) increase in project management revenues. Incentive drilling revenues decreased because of a reduction in the number of turnkey contracts and contracts containing incentive based provisions. Revenues from drilling project management services increased primarily because of recognition of a full year impact applicable to a contract awarded in late 1995 pursuant to which the

Company extensively upgraded a third party semisubmersible in the Caspian Sea offshore Azerbaijan. Revenues from third party rig operations decreased $3.0 million (7.4%) primarily due to reductions in the North Sea and the Middle East, partially offset by increased activity in South America.

     Operating costs. Total operating costs decreased $11.8 million (3.7%) due principally to decreases in operating costs related to drilling related services contracts and other marine rigs, partially offset by increases in the operating costs of the Company's heavy duty harsh environment jackups and semisubmersibles. Operating costs related to the Company's heavy duty harsh environment jackup rigs increased $2.6 million (6.9%) primarily due to increased expenses associated with the Magellan in preparing the rig for skid-off work on a new contract. Operating expenses for the semisubmersible fleet increased $3.6 million (13.0%) primarily due to increased operating and maintenance expenses incurred by units operating in the U.S. Gulf of Mexico and West Africa. Operating expenses for other marine rigs decreased $4.6 million (58.7%) primarily due to the third quarter 1995 retirement of an inland barge in West Africa and lower utilization of a lake barge in South America. Operating costs associated with land rigs increased by $1.3 million (2.1%), primarily resulting from the deployment of one additional rig for work in South America and one in North Africa, partially offset by reduced operating costs in the Middle East attributable to reduced operations in Kuwait. Drilling related services costs decreased by $14.3 million (15.9%) due to fewer drilling contracts containing incentive based features in the North Sea and North Africa ($11.9 million) and $4.6 million in decreased costs related to project management services. This decrease in project management services costs resulted primarily from an $8.4 million decrease in costs associated with the construction of a third party drilling rig for a North Sea client, partially offset by a $3.8 million increase in costs associated with the upgrade of a third party semisubmersible rig for use in the Caspian Sea offshore Azerbaijan. Costs related to third party rig operations increased by $2.2 million, mainly due to increased activity in South America, partially offset by decreases in the North Sea.

     General and administrative. General and administrative expense increased $0.9 million (5.8%) due primarily to increased awards under the Company's performance based management incentive compensation program.

     Depreciation and amortization. 1996 depreciation and amortization expense decreased $9.8 million (11.3%) due to certain of the Company's assets becoming fully depreciated during 1995.

     Other income (expense), net. Total other income (expense), net increased $3.9 million for the year ended June 30, 1996. Investment income, net of interest expense, increased $7.1 million due to the sale of marketable securities at a gain during 1996, the proceeds of which were used to purchase a rig previously operated under a capital lease obligation and for distributions to Holdings. The one remaining obligation under capital lease for the Company's marine rigs was eliminated during 1996. Foreign exchange losses increased by $3.2 million primarily due to unfavorable movements of the dollar in relation to the pound sterling and the Nigerian naira.

     Provision for taxes on income. The provision for taxes on income increased $10.9 million in 1996, primarily due to an increase in U.K. taxes and U.S. withholding tax obligations related to cross-border intercompany debt which was repaid, partially offset by reduced operations in Kuwait and Egypt. The Company's consolidated effective tax rate increased to 20.4% for the year ended June 30, 1996 from 10.1% for the year ended June 30, 1995, primarily due to a reduction in the benefit from net operating loss carryforwards in the U.K., partially offset by the increase in the portion of the Company's pre-tax income that was either not subject to taxation or was subject to taxation at reduced rates. See Note 5 of Notes to Consolidated Financial Statements.

     Net income. Net income for the year ended June 30, 1996 increased $17.7 million (39.9%) to $62.0 million as compared to $44.3 million for the prior year. This increase resulted primarily from an increase of $4.6 million in the Company's operating revenues, a decrease of $11.8 million in operating expenses, a decrease of $9.8 million in depreciation expense and an increase of $3.9 million in other income (expense), net, partially offset by an increase of $10.9 million in provision for taxes on income.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $164.7 million, $74.1 million, $207.2 million, $113.1 million and $131.7 million for the six months ended December 31, 1997 and 1996 and fiscal years ended June 30, 1997, 1996 and 1995, respectively. The changes in cash flows from operations were primarily attributable to changes in income before non-cash charges, partially offset by changes in cash used for working capital. Investing activities used cash of $131.4 million, $39.0 million, $143.2 million and $14.6 million for the six months ended December 31, 1997 and 1996 and fiscal years ended June 30, 1997 and 1995, respectively, and provided cash of $5.0 million in the fiscal year ended June 30, 1996. Cash used in investing activities increased $92.5 million in the six months ended December 31, 1997, primarily due to increased capital spending of $82.6 million and increased advance payments related to construction of drilling rigs of $23.1 million, partially offset by increased sales, purchases and maturities of marketable securities of $13.5 million. Capital expenditures totaled $127.1 million, $44.5 million, $146.6 million, $64.8 million and $36.4 million for the six months ended December 31, 1997 and 1996 and fiscal years ended June 30, 1997, 1996 and 1995, respectively, principally related to rig expansion, upgrades and modernization. Increased capital spending resulted primarily from expansion spending for progress payments on the heavy duty harsh environment jackup rig Galaxy II, partially offset by slightly decreased maintenance and provisional capital expenditures. Cash used in financing activities was $3.7 million, $3.8 million, $66.9 million, $108.4 million and $98.4 million for the six months ended December 31, 1997 and 1996 and fiscal years ended June 30, 1997, 1996 and 1995, respectively, consisting principally of repayments of capital lease obligations, distributions to Holdings and dividends paid. Cash used in financing activities for the six months ended December 31, 1997 was essentially flat with the corresponding period of the prior year.

     The Company expects to spend approximately $384 million during the year ending December 31, 1998. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is estimated to require approximately $64 million and represent numerous individual transactions spread over the course of the year. Progress payments on the two new heavy duty harsh environment jackup rigs presently under construction are estimated to require approximately $180 million. The Company believes it has minimal exposure to significant cost increases in constructing either rig as the construction contracts with the shipyard are fixed price arrangements. Further, the Company has to date been, and expects through the completion of these rig construction projects to be, successful in purchasing the Company provided drilling equipment at price and delivery terms within the Company's initial project estimates. The Company currently has four high specification land rigs under construction for contracts in South America. Current estimates indicate approximately $50 million will be needed to complete these rigs for initial work beginning during the third and fourth quarters of 1998. In addition, the Company had identified $40 million and $50 million, respectively, as amounts intended for use in constructing a new high specification heavy duty jackup rig and the acquisition of two additional 3,000 horsepower land rigs. It is expected that the entire 1998 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

     From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once a capital project is undertaken by the Company, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. Should current plans for rig acquisition, construction or upgrade not be completed, the Company will not have those rigs available to compete in its markets.

     On March 25, 1998, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 15, 1998 to holders of record at the close of business March 31, 1998. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

     The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1998.

     Subject to the approval of the final terms by the Executive Committee of the Board of Directors, the Board of Directors has authorized the Company to obtain a revolving line of credit up to $50 million. However, the Company currently does not have any commitments or agreements relating to a line of credit, and there can be no assurance that the Company will obtain a revolving line of credit on terms satisfactory to the Company.

INDUSTRY RISK

     The Company is subject to many risks which could impair liquidity and operating results, because of decreased revenues, increased expenses or both. Should the industry engage in a more extensive rig building program, the resulting increase in rig supply could cause a rapid deterioration of the market for the Company's rigs. Furthermore, the contract drilling industry is influenced by customer drilling budgets and expenditures, oil and natural gas pricing, consumption and demand, energy prices and policies and is a highly competitive and cyclical industry. The industry may encounter periods of rapid downturn which result in substantially reduced dayrates and low utilization. A reduction in industry utilization could idle some of the Company's drilling rigs, in which event the Company must bear the idle rig expenses without any offsetting revenue. Any of these events could have a materially adverse effect on the Company's revenues, gross margins and net income and the Company's liquidity in future periods.

CURRENCY RISK AND INFLATION

     The Company conducts material business operations in foreign currency environments, including the U.K., Venezuela, Indonesia and Egypt. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

     Although inflation has not had a significant impact on the Company's results of operations during the past several years, the Company recently has experienced significant increases in the cost of rig related equipment and spare parts. The Company's financial results could be negatively affected in the future by these or similar cost increases.

CREDIT RISK

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.

OTHER

     Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

     The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose "strict liability" and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. See "Item 1. Description of Business -- Business Considerations and Risk Factors -- Environmental and Regulatory Risks."

     The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.

IMPACT OF YEAR 2000

     The year 2000 issue is the result of computer microprocessors and application software being written using two digits rather than four to define the applicable year. Any of the Company's microprocessors or application software that are time-sensitive may recognize a date of "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to operate machinery, process transactions, send invoices or otherwise engage in normal business activities.

     The Company has had a preliminary program in place for approximately one year involving examination and identification of potential disruptions to the Company's activity due to year 2000 date recognition concerns with its microprocessors. The activity has been conducted independently by the users of the Company's business systems and the mechanical equipment groups. In January 1998, an individual with broad operations and management experience was named to the position of "Manager -- Year 2000 Project" and has been charged with immediate coordination of all Company-wide efforts to effect remedial action as required on an immediate basis. Additional risk areas, if any, are to be identified and aggressively addressed to determine whether the Company and its customers are reasonably protected against operational and business systems interruption concerns.

     The Company currently believes that all significant accounting and business systems have been evaluated and appropriate remedial action identified. Specific remedial plans were established and, in most cases, action was initiated at that time. The Company has five primary business systems that require addressing. A software vendor is in the process of providing year 2000 compliant software for two applications. One system is a new internally developed system that was developed in compliance with year 2000 considerations. Specific remedial scope has been established to renovate the remaining two software applications with the intention of being compliant in advance of January 1, 1999. Additionally, the Company, for reasons not related to year 2000 issues, is moving to a Windows NT server environment for worldwide application as an unrelated modernization of its computer technology. The present estimated cost of the actions described above range from $4 million to $6 million, approximately half of which is associated with replacing mainframe legacy computer systems with Windows NT servers and will be capitalized.

     Evaluations of vendors and suppliers of equipment and materials has been initiated to determine whether they are taking necessary action to ensure that materials and equipment purchased by the Company is year 2000 compliant. Further, various evaluations have been underway at the field operations level to identify risk areas including a detailed review at the Company's largest operating location. To date, results of these location specific examinations indicate minimal concerns; however, all operating locations have not been examined. All locations will be reviewed during 1998. At this time the Company cannot determine whether the results of these reviews will identify significant matters to address before they have a material impact on its operations. Accordingly, the Company cannot assess at this time whether future actions are required, the extent to which they can be completed timely and whether they will have a material impact on future operations.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Not applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

     The Board of Directors of the Company currently has nine members. The Company's Articles divide the Board of Directors into three classes having staggered terms of three years each, with Classes I, II and III having initial terms expiring at the annual general meeting of shareholders in 1998, 1999 and 2000, respectively. The Articles also require the number of Directors to be not less than nine nor more than 15 and provide that the Board is to determine, from time to time, the number of Directors to be on the Board. Officers are elected by the Board of Directors for one year terms of office expiring at the next annual meeting of shareholders. Information with respect to the current Directors and executive officers of the Company is set forth below.

DIRECTORS AND EXECUTIVE OFFICERS

     The following is a list of the Directors and executive officers of the Company as of February 28, 1998.

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Gordon M. Anderson.........................  65    Chairman of the Board and Class I Director
C. Stedman Garber, Jr......................  54    President, Chief Executive Officer and
                                                   Class III Director
Abdulmalik Mohammed Al-Gharabally..........  54    Class I Director
Abdullah Hamad Al-Roumi....................  48    Class I Director
Khalid Yousef Al-Fulaij....................  44    Class II Director
Ferdinand Anton Berger.....................  59    Class II Director
Nader Hamad Sultan.........................  49    Class II Director
Sami Fahed Al-Rushaid......................  43    Class III Director
Robert E. Wycoff...........................  67    Class III Director
Donald G. Barber...........................  63    Senior Vice President and Chief Financial
                                                   Officer
Gordon W. McCullough.......................  63    Senior Vice President, Drilling Operations
Roger B. Hunt..............................  48    Senior Vice President, Commercial Manager
Ali Awad...................................  57    Vice President and Area Manager
James A. Blue..............................  52    Vice President and Regional Manager
Seals M. McCarty...........................  51    Vice President and Controller
Cary A. Moomjian, Jr.......................  50    Vice President, General Counsel and
                                                   Secretary
Tom L. Seeliger............................  54    Vice President and Area Manager
C. Miles Sheldon...........................  49    Vice President and Area Manager

     Gordon M. Anderson has served as a Director of the Company since 1969. Mr. Anderson was appointed President and Chief Executive Officer in 1991 and became Chairman of the Board of Directors in 1993. Mr. Anderson has worked with the Company since June 1954. Following several international assignments, he was appointed President of Santa Fe Drilling Company in 1972. Mr. Anderson retired as Chief Executive Officer in December 1997 and currently serves as a non-employee Director and Chairman of the Board. Mr. Anderson also serves as a Director of the American Petroleum Institute and as a Trustee of the American University in Cairo.

     C. Stedman Garber, Jr. has served as a Director of the Company since 1989. Mr. Garber was employed by Getty Oil Company between 1977 and 1984. Mr. Garber joined the Company in 1984 as Vice President of Planning and Acquisition and in 1989 was appointed President of Santa Fe Minerals, Inc., a former subsidiary of the Company. Mr. Garber was named Executive Vice President and Chief Operating Officer of the Company in 1991, was appointed President and Chief Operating Officer in December 1995 and was appointed Chief Executive Officer effective January 1, 1998.

     Abdulmalik Mohammed Al-Gharabally has served as a Director of the Company since 1982. Mr. Al-Gharabally has been Adviser to Kuwait Petroleum Corporation since 1992. Previously he was

Managing Director, Exploration and Production, of KPC and Chairman and Managing Director of Kuwait Oil Company, K.S.C. Mr. Al-Gharabally also serves as a Director of Holdings and as Chairman of Kuwait Santa Fe for Engineering and Petroleum Projects Company (K.S.C.).

     Abdullah Hamad Al-Roumi has served as a Director of the Company since January 1995. Since 1992 he has served as Chairman and Managing Director of Kuwait Oil Tanker Company, a subsidiary of KPC. Mr. Al-Roumi also serves as a Director of KPC, Holdings and the U.K. P&I Club.

     Khalid Yousef Al-Fulaij has served as a Director of the Company since January 1995. Since 1992 he has served as Chairman and Managing Director of Kuwait Oil Company, K.S.C., a subsidiary of KPC. Mr. Al-Fulaij also serves as a Director of KPC and Holdings.

     Ferdinand A. Berger has served as a Director of the Company since September 1997. Mr. Berger retired from the Shell Group of Companies at the end of 1996, having served in various management positions in South America, the Middle East and Europe since 1965. He was appointed Senior Vice President of Shell International Trading Company in 1987 and served as a Director of Shell International Petroleum Company Limited, with responsibility for overall Shell Group activities in the Middle East, Africa and South Asia from 1992 until his retirement. He is also a Director of Xpronet Inc., a privately owned oil and gas exploration and production company.

     Nader Hamad Sultan has served as a Director of the Company since January 1995. Since 1993, he has served as Deputy Chairman and Managing Director, Planning and International Operations, of KPC. Mr. Sultan also serves as a Director of KPC and Holdings.

     Sami Fahed Al-Rushaid has served as a Director of the Company since September 1997. Mr. Al-Rushaid joined the Kuwait National Petroleum Company ("KNPC"), a subsidiary of KPC, in 1978. He held various positions in the KNPC Corporate Planning Department until 1995, when he assumed his current position as KNPC's Executive Assistant Managing Director of Planning and Finance. Mr. Al-Rushaid also is a Director of Petrochemical Industries Co., a KPC subsidiary. Mr. Al-Rushaid also serves as a Director of Holdings.

     Robert E. Wycoff has served as a Director of the Company since September 1997. Mr. Wycoff retired from the Atlantic Richfield Company ("ARCO") in 1993, having served with ARCO since 1953. After holding various engineering and management positions, he was named Vice President and Resident Manager of ARCO's Alaska Region in 1973. Mr. Wycoff served as a Director, President and Chief Operations Officer of ARCO from 1986 until his retirement. He is also a director of MagneTek, Inc., a publicly traded company engaged in electronic equipment and controls.

     Donald G. Barber joined the Company in 1985 as Senior Vice President of Santa Fe Minerals, Inc., a former subsidiary of the Company, and has served as Senior Vice President and Chief Financial Officer of the Company since December 1986. Mr. Barber previously served as Chief Financial Officer of Aminoil, Inc. and in senior financial positions with Exxon U.S.A.

     Gordon W. McCullough joined the Company in 1962. He has worked in progressively more senior management positions, primarily internationally, including assignments in the United Kingdom, Holland, Norway, Nigeria, Brazil, Libya and Angola. In 1982, Mr. McCullough was appointed Managing Director of the Company's North Sea operations. In January 1994, Mr. McCullough was named the Company's Senior Vice President, Drilling Operations.

     Roger B. Hunt joined the Company in 1970. During the period 1977 through 1982, he was assigned to Venezuela as Assistant Zone Manager. In 1983, he was named Vice President and Manager of International Sales and in 1988 was assigned regional operations responsibilities as Vice President and Regional Manager for Asia, Australia, Venezuela, Azerbaijan, West Africa and the Gulf of Mexico. He assumed his current responsibilities as Senior Vice President, Commercial Manager, during September 1997.

     Ali Awad joined the Company in 1974 following a distinguished career with major oil companies operating locally in Egypt. He has held several managerial positions in Egypt, including Zone Manager from

1979 to 1993. In 1993, he was promoted to his current position of Vice President and Area Manager responsible for all offshore and land operations in Egypt as well as other operations in the Mediterranean area.

     James A. Blue joined the Company in 1965. He initially served in various assignments in England, Egypt, Libya, Scotland and Venezuela. He was named Vice President and Regional Operations Manager in 1989. In 1997, he assumed his current position of Vice President and Regional Manager with responsibility for operations in Azerbaijan, the Gulf of Mexico, Venezuela and West Africa.

     Seals M. McCarty joined the Company in 1985 concurrently with the purchase of Keydril Company from Gulf/Chevron. He had served as Vice President of Finance for Keydril since 1982. Mr. McCarty has held various financial positions with the Company including his present position as Vice President and Controller.

     Cary A. Moomjian, Jr. joined the Company in 1976. After two years as Corporate Marine Counsel, Mr. Moomjian served as Santa Fe Drilling Company's Senior Counsel and then Vice President, General Counsel. In 1983, Mr. Moomjian was named Vice President, Contracts for Santa Fe Drilling Company. In January 1994, Mr. Moomjian was named Vice President, General Counsel and Secretary.

     Tom L. Seeliger joined the Company in 1965. He has worked in progressively more senior management positions, primarily internationally, including assignments in Nigeria, the North Sea, Libya, Argentina, Trinidad, Venezuela and London. In 1993, Mr. Seeliger assumed his current position as Vice President and Area Manager for North Sea operations.

     C. Miles Sheldon joined the Company in 1977 as Business Development Manager for offshore construction activities. In 1981, after assignments in Saudi Arabia and Kuwait in a marketing capacity, he was named General Manager for the Company's operations in Kuwait and in 1984 was promoted to Vice President. In 1993, Mr. Sheldon was assigned regional operations responsibilities as Vice President and Area Manager for Kuwait, Saudi Arabia, Oman and Qatar.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

COMPENSATION OF DIRECTORS AND OFFICERS

     For the calendar year ended December 31, 1997, the aggregate remuneration paid by the Company (which includes salary and other cash payments under the Company's benefit plans and policies) to all Directors and executive officers of the Company as a group (18 persons) for services in all capacities was $9,291,865.

     The Company and Gordon M. Anderson, a Director of the Company, entered into a Consulting Agreement dated December 10, 1997 pursuant to which Mr. Anderson receives certain compensation. See "Item 13. Interest of Management in Certain Transactions -- Consulting Agreement."

DIRECTOR FEES AND STOCK OPTIONS

     Effective July 1, 1997, the Board adopted a policy whereby each non-employee Director is paid an annual retainer fee of $20,000 plus meeting fees of $2,000 for each Board and committee meeting (other than telephonic meetings) attended by that Director. Each non-employee Director also is paid a meeting fee of $500 for any Board or committee telephonic meeting of one hour or longer and an additional $1,000 for each Board meeting such Director attends outside his or her country of residence. Each non-employee Director who serves as a committee chairman receives an additional meeting fee of $1,000. The Company also reimburses its Directors for travel, lodging and related expenses they may incur attending Board and committee meetings. The Company has also adopted a stock option plan for certain non-employee Directors. See "-- Long Term Incentive Plans -- 1997 Non-Employee Director Stock Option Plan."

INVESTMENT SAVINGS AND PROFIT SHARING (401(k)) PLAN

     The Company maintains an Investment Savings and Profit Sharing Plan, a defined contribution 401(k) plan that allows dollar payroll employees to make both pre-tax and after-tax employee contributions. The Company matches these employee contributions up to a maximum of 5% of a participant's base salary subject to the limitations of eligible salary. Employees are vested in all contributions made. Additionally, although it has not done so since 1984 and does not currently expect to do so in the future, the Company has the option to make additional employer contributions any year out of profits.

ANNUAL INCENTIVE COMPENSATION PLAN

     The Company also maintains an Annual Incentive Compensation Plan ("AIP"). The AIP provides for payment of additional compensation to participating employees, including executive officers, based on individual contributions and overall performance of the Company and its key operating business units during the fiscal year. The AIP is administered by the Compensation Committee. Employees of the Company and its subsidiaries eligible for awards under the AIP are executive officers, officers and other key management personnel of the Company and its subsidiaries, whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. During the term of the AIP, an aggregate of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the AIP.

     In general, the Compensation Committee will establish a target incentive award for each participant based on performance measures (and performance scales for the measures) and individual objectives. The maximum target incentive award shall not exceed 100% of the participant's base salary in effect at the beginning of the plan year. The current performance measures are cash flow from operations and cash flow from operations divided by revenue as compared to certain peer group companies set forth in the AIP. In general, except for "covered employees," as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (relating to deduction limits for compensation over $1 million), the Compensation Committee has discretion to vary these measures and the relative weight to assign to the various objectives. With respect to covered employees, the individual objectives must be capable of determination by a third party and all of the objectives must be established during the first 90 days of the plan year.

     In the event of a Change in Control (as defined below), (i) if the various objectives have not yet been determined during the plan year, then the objectives and participants shall generally be based on the same rules as set forth in the preceding plan year and (ii) in general, participants are eligible for full unprorated target incentives for that year.

PENSION PLANS

     The Company maintains a tax-qualified pension plan for employees of the Company and participating subsidiaries who are residing in or are citizens of the United States and who have completed one year of service, and a "mirror" non-qualified pension plan for selected non-U.S. management and other employees of the Company and participating subsidiaries which provides substantially similar benefits (hereafter referred to collectively as the "Pension Plans"). In addition, the Company maintains two non-qualified pension plans that provide certain additional pension benefits.

     The Pension Plans provide for monthly retirement benefits upon normal retirement at age 62 based on the number of credited years of service and the average of the highest 60 months of salary covered by the Pension Plans. The Pension Plans permit retirement as early as age 55 with reduced benefits. The Equity Restoration Plan restores to Pension Plan participants any benefits otherwise lost as a result of the benefit limitations contained in Section 415 of the Code and limitations contained in Section 401(a)(17) of the Code on the amount of compensation includable in determining benefits provided by tax-qualified trusts. The Company's Supplemental Executive Retirement Plan ("SERP") provides additional benefits for a select group of management employees as a means to attract and retain employees of exceptional ability who are critical to the Company's success.

     For employees who participate only in the Pension Plans and the Company's Equity Restoration Plan, the annual retirement income benefit is equal to 1.525% of the participant's average annual base salary in the highest 60 consecutive months during the final 10 years of service multiplied by years of credited service, plus 0.475% of this same base salary amount less the participant's Social Security Covered Compensation (as defined), multiplied by years of credited service not exceeding 35 years. For employees who also participate in the SERP, the benefit so calculated will not be less than 60% of the participant's average annual salary and bonus in the highest consecutive 36 months during the final five years of service, reduced ratably for service under 15 years.

LONG TERM INCENTIVE PLANS

  Performance Unit Plan

     On June 28, 1995, the Company adopted the Santa Fe International Corporation Performance Unit Plan ("Performance Unit Plan") to provide incentive via performance share units to foster and promote the long-term financial success of the Company and materially increase the value of the equity interests of the shareholder.

     Each unit awarded under the Performance Unit Plan represents the right to receive an amount in cash on the date of payout, the amount of which depends upon the Company's targeted three-year total cash flow from operations and a return on fixed assets (three-year average of the annual cash flow from operations divided by fixed assets) compared to a comparative group of peer companies. The minimum (threshold) is $20 per unit, which is payable if the Company's cash flow from operations equals 80% of targeted cash flow from operations and the Company's return on fixed assets equals the 40th percentile of its peer companies. If the results are less than threshold for any of the two performance criteria, no awards are earned. The target amount of $100 per unit is payable if the Company meets targeted total cash flow from operations and return on cash flow equals the 60th percentile of its peer companies. The maximum amount of $300 per unit is payable if the Company's cash flow from operations equals or exceeds 150% of targeted cash flow from operations and return on cash flow equals or exceeds the 90th percentile of peer companies. There are 14 persons who participate in the Performance Unit Plan.

     The last awards under the Performance Unit Plan were granted in December 1996. No further awards will be made under the Performance Unit Plan. The Performance Unit Plan will remain in existence until the last performance cycle has elapsed and payouts, if any, have been made to participants. It is expected that the Performance Unit Plan will terminate shortly after the results have been finalized for the third plan year ending June 30, 1999. In the event of a Change in Control (as defined below) the performance share units granted would become fully vested.

  1997 Long Term Incentive Plan

     The Company has adopted the 1997 Long Term Incentive Plan (the "LTIP"), which is designed to retain key executives and other selected employees by rewarding them for making major contributions to the success of the Company and to provide participants with a proprietary interest in the growth and performance of the Company.

     Employees of the Company eligible for awards under the LTIP are executive officers, other officers and key management personnel selected by the Compensation Committee (including employees who are Directors), and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. As of December 31, 1997, there were 426 persons who participated in the LTIP. Awards under the LTIP may consist of the grant of stock options, share appreciation rights, restricted and/or performance-based share awards and/or restricted and/or performance-based cash awards, granted singly, in combination or in tandem. The exercise price for stock options shall not be less than 85% of the fair market value of the stock on the date of the option grant (100% in the case of incentive stock options). The Compensation Committee can also award supplemental payments up to the amount necessary to pay the federal income tax payable with respect to exercise of non-qualified stock options, share appreciation rights, restricted shares and performance units. If approved by the Compensation Committee, the Company may also make loans to participants to purchase shares pursuant to the exercise of an award. During the term of the LTIP, an aggregate of 5,725,000 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the LTIP. No participant may receive during a fiscal year incentive awards covering an aggregate of more than 150,000 Ordinary Shares.

     The Compensation Committee is responsible for administration and interpretation of the LTIP. When a participant's employment with the Company is terminated, any unexercised, deferred or unpaid awards will be treated as provided in the specific agreement evidencing the award. If a participant is involuntarily terminated, other than for "cause" (as defined in the LTIP), or terminates for "good reason" (as defined in the LTIP) within two years after a Change in Control (as defined below), all outstanding stock options shall become vested and immediately exercisable and will remain exercisable until the earlier of the expiration of their term or the first anniversary of the termination of employment, all shares of restricted stock will immediately cease to be forfeitable and all conditions relating to realization of any other stock-based or non-stock award will immediately terminate. In addition, upon a Change in Control (as defined below), the Company will have the right to cash out all incentive awards (and all non-vested awards will vest) based on their fair market value; for this purpose, their market value will be the average fair market value per share on each of the five trading days immediately following a Change in Control or the highest price per share, if any, offered in connection with a Change in Control, whichever is higher. This cash out is automatic if the stock of the surviving entity in a Change in Control is not publicly traded.

     As of February 28, 1998, the Company had granted options pursuant to the LTIP to purchase an aggregate of 387,650 Ordinary Shares to all Directors and executive officers as a group (18 persons). Such options were granted at exercise prices ranging from $28.50 to $45.00 per Ordinary Share, and expire ten years from date of grant or earlier. In addition, the Company has granted restricted share awards for an aggregate of 107,600 Ordinary Shares to all Directors and executive officers as a group (18 persons).

  1997 Non-Employee Director Stock Option Plan

     The 1997 Non-Employee Director Stock Option Plan (the "Director Plan") has been adopted by the Company. The Director Plan is designed to attract and retain the services of experienced and knowledgeable non-employee Directors and to provide non-employee Directors with a proprietary interest in the growth and performance of the Company. Awards under the Director Plan consist of a grant of stock options. The purchase price for the shares as to which the option is exercised will be payable in full upon exercise, in cash or, if permitted by the Compensation Committee, by tender of Ordinary Shares, valued at "fair market value." During the term of the Director Plan, an aggregate of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares. No option will be granted under the Director Plan after 10 years following consummation of the Company's initial public offering of Ordinary Shares in June 1997 (the "Offering"). The Compensation Committee is responsible for administration and interpretation of the Director Plan.

     As of February 28, 1998, the Company had granted options to purchase an aggregate of 28,000 Ordinary Shares to seven non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $28.50 to $45.50 per Ordinary Share. Any new non-employee Director will be granted a one-time award of a right to purchase 4,000 Ordinary Shares upon their election to the Board at the fair market stock price/value on the date of their election. Each non-employee Director who continues in office immediately following the Annual General Shareholders Meeting in any year (commencing in 1998) will automatically be granted an option to acquire 2,000 shares of Ordinary Shares. The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 10,000 options in any year. The price of shares that may be purchased upon exercise of an option is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

     In the event of a Change in Control of the Company (as defined below), all outstanding stock options will become vested and immediately exercisable and will remain exercisable until the earlier of the expiration of their term or the first anniversary of the Change in Control. In addition, the Company may cash out options upon a Change in Control; these provisions are substantially the same as set forth in the LTIP.

  1997 Employee Share Purchase Plan

     The Company has adopted the 1997 Employee Share Purchase Plan (the "Share Purchase Plan"), which is designed to furnish eligible employees of the Company and designated subsidiaries of the Company an incentive to advance the best interests of the Company by providing a formal program whereby they may voluntarily purchase Ordinary Shares of the Company at a favorable price and upon favorable terms. Generally speaking, all covered employees of a participating company who are scheduled to work an average of at least 20 hours per week are eligible to participate in the Plan.

     Once a year, participants in the Share Purchase Plan are granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently, $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the date of exercise, whichever is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally speaking, participants pay option exercise prices through payroll deductions. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan policy is administered by the Compensation Committee, which has approved its implementation effective January 1, 1998.

  1997 Employee Severance Protection Plan

     The Company maintains the 1997 Employee Severance Protection Plan (the "Severance Protection Plan") to retain the services of its employees in the event of an unsolicited takeover of the Company or in the event of a threat of a Change in Control of the Company. The Severance Protection Plan is intended to ensure the continued dedication and efforts of the Company's employees in such events without undue concern for their personal financial and employment security. The Severance Protection Plan covers all full-time U.S.-based payroll employees as defined therein. Severance is only payable in the event of a termination of employment by the Company other than for "cause" or voluntary termination by the Employee for "good reason," each as defined in the Severance Protection Plan, within a specified period following a Change in Control. A participant will also receive severance if the employee is terminated by the Company without "cause" or for "good reason" at the request or direction of the third party involved in the Change in Control or otherwise in connection with or in anticipation of a Change in Control.

DEFINITION OF CHANGE IN CONTROL

     A "Change in Control" for all of the Company's benefit plans described above is generally deemed to occur (a) if any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; (b) if, during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election or nomination for the election by the Company's shareholders of each new Director was approved by a vote of at least two-thirds of the Directors then still in office who were Directors at the beginning of the period; or (c) upon consummation of a merger, consolidation or similar event, if the equity holders of the Company prior to the transaction have beneficial ownership of less than 50% of the combined voting power of the surviving entity;
(d) upon any sale, disposition or similar transaction of 50% or more of the assets or earning power of the Company or business operations which generate a majority of the consolidated revenues; or (e) upon a liquidation of the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     See "Item 11. Compensation of Directors and Officers."

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     This section describes certain transactions among KPC, Holdings and the Company that occurred prior to the Company's Offering and certain arrangements that will be in effect after the Offering. Because the Company is controlled by KPC, these transactions and arrangements were not the result of arms-length negotiations. See Note 12 of the Notes to Consolidated Financial Statements.

SPECIAL DISTRIBUTIONS TO KPC

     The Company made distributions in respect of the Offering and its contract drilling operations and its drilling related services in cash or cash equivalents to Holdings with a net value of $3.8 million, $1,147.6 million, $50.0 million and $72.5 million during the six months ended December 31, 1996 and the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

CONTRACT DRILLING SERVICES

     The Company provides contract drilling and associated services in Kuwait to the Kuwait Oil Company K.S.C. ("KOC"), a subsidiary of KPC, and also provides contract drilling services to a partially owned affiliate of the Kuwait Oil Company in the Kuwait-Saudi Arabia Partitioned Neutral Zone. Such services are performed pursuant to drilling contracts which contain terms and conditions and rates of compensation which materially approximate those which are customarily included in the Company's arms-length contracts of a similar nature. In connection therewith, KOC provides the Company rent-free use of certain land and maintenance facilities and has committed to continue providing same, subject to availability of the maintenance facilities, through the current February 2001 term of the drilling contracts. In relation to its drilling business in Kuwait, the Company has an agency agreement with a subsidiary of KPC which obligates the Company to pay an agency fee based upon a percentage of revenues. The Company believes the terms of this agreement are more favorable than those which could be obtained with an unrelated third party in an arms-length negotiation, but the value of such terms is currently immaterial to the Company's results of operations.

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $17.3 million, $12.8 million, $25.3 million, $35.9 million and $53.6 million for the six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. The Company paid agency fees to a subsidiary of KPC of $0.2 million, $0.2 million, $0.3 million, $0.4 million and $0.5 million during the six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. The Company had accounts receivable from KPC affiliated companies of $5.6 million, $2.3 million, $2.1 million and $3.7 million at December 31, 1997 and 1996 and June 30, 1997 and 1996, respectively.

REORGANIZATION

     The reorganization of Holdings and its subsidiaries resulted in the Company owning all of the drilling assets and direct and indirect subsidiaries of Holdings and KPC that provide contract drilling and drilling related services. In connection with the reorganization, the Company made distributions to Holdings during the three years ended June 30, 1997 comprised principally of certain subsidiaries which conducted the Company's former non-drilling operations and services (the "Non-Drilling Subsidiaries") and certain additional non-drilling assets, including real estate, cash and cash equivalents. The operations and services formerly conducted by the Non-Drilling Subsidiaries included oil and natural gas production and exploration activities, pipelaying and other onshore and offshore heavy construction activities, engineering activities and geothermal electrical production activities. As part of the reorganization, Holdings also contributed to the Company assets relating to the Company's contract drilling operations during the six months ended December 31, 1996 and the fiscal years ended June 30, 1997, 1996 and 1995. These transactions have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. See Note 1 of the Notes to Consolidated Financial Statements.

RELATED PARTY AGREEMENTS

     The following summary description of the agreements among the Company, Holdings and KPC and of the Articles is qualified in its entirety by reference to the forms of Intercompany Agreement and Management Services Agreement and the Articles filed as exhibits to this Transition Report on Form 20-F.

  Intercompany Agreement

     In connection with the Offering, the Company, Holdings and KPC have entered into an Intercompany Agreement (the "Intercompany Agreement"), certain provisions of which are summarized below. As used herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     Indemnification. As of December 31, 1997, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $66 million incurred by the Non-Drilling Subsidiaries on or before March 31, 1997. Holdings maintains cash and cash equivalents (the "Liability Payment Fund") which will be used to satisfy those liabilities remaining after such date. The Company, Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities. See "-- Management Services Agreement."

     The Intercompany Agreement also provides that, except as may be provided in a separate agreement, the Company will indemnify the KPC Affiliated Group against losses based on, or taxes arising from, the following: (i) the ownership of the assets or the operation of the business of the Company or its subsidiaries, (ii) any other activities of the Company or its subsidiaries,
(iii) any guaranty or similar agreement by the KPC Affiliated Group provided to any person with respect to any obligation of the Company or its subsidiaries, and (iv) certain other matters. In addition, the Company has agreed to indemnify the KPC Affiliated Group against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), relating to misstatements in or omissions from the Registration Statement filed in respect of the Offering and any other registration statement or report that the Company files under the Securities Act. Holdings has also agreed to indemnify the Company and its subsidiaries against losses based on the ownership or operation of the assets or properties or the operation or conduct of the business of Holdings and its subsidiaries on or after March 31, 1997.

     Consent of Holdings to Certain Events. The Intercompany Agreement provides that until members of the KPC Affiliated Group cease to own the lesser of at least 25% of the outstanding Ordinary Shares or 25% of the Company's outstanding voting shares, the prior consent of Holdings generally will be required for: (i) any disposition by the Company of assets involving consideration in excess of $50 million; (ii) any issuance by the Company or any subsidiary of the Company of any equity securities; (iii) the incurrence of any indebtedness or guaranty in a consolidated amount in excess of $250 million at any time outstanding; and
(iv) a change in corporate domicile of the Company or any of its subsidiaries. Analogous provisions are contained in the Articles. Under this arrangement, consents may be requested from time to time. In the event Holdings does not respond within 30 days after receipt of written notice from the Company requesting consent to a proposed action, then the consent will be deemed to have been given by Holdings to the Company.

     Registration Rights. The Company has granted to the KPC Affiliated Group certain demand and "piggyback" registration rights with respect to equity securities owned by it. Pursuant to the demand registration rights, the KPC Affiliated Group may, at any time, request the Company to register under the Securities Act any or all Ordinary Shares held by the KPC Affiliated Group whenever it wishes to sell Ordinary Shares in a transaction it reasonably expects will yield gross proceeds of at least $250 million. The Company has agreed to use its best efforts to effect any demand registrations requested by the KPC Affiliated Group and has also agreed to register under the Securities Act a certain amount of Ordinary Shares held by the KPC Affiliated Group when the Company initiates certain other registrations of equity securities of the Company on its own behalf or on behalf of any shareholder of the Company. Such registration rights are transferable by the KPC Affiliated Group. The Company has agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the equity securities sold by the KPC Affiliated Group and its transferees. The Intercompany Agreement also contains specified restrictions on the ability of the KPC Affiliated Group to exercise its demand and piggyback registration rights and also contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted by parties thereunder in connection with the registration of Ordinary Shares on behalf of the KPC Affiliated Group under the Securities Act and otherwise.

     Other Provisions. Until the end of the first fiscal year of KPC in which the KPC Affiliated Group owns the lesser of at least 25% of the outstanding Ordinary Shares or 25% of the Company's outstanding voting shares, the Company has agreed to furnish extensive financial information to Holdings, including certain information before it becomes publicly available. So long as the KPC Affiliated Group owns at least 10% of the outstanding Ordinary Shares or 10% of the Company's outstanding voting shares, the Company has agreed to discuss its affairs, finances and accounts with Holdings and to permit Holdings to inspect its properties, corporate books, and financial and other records.

  Management Services Agreement

     The Company has also entered into a Management Services Agreement with Holdings (the "Management Services Agreement") for the purpose of providing asset (primarily real estate) management services, general and administrative services and liability management and resolution services to Holdings, the Non-Drilling Subsidiaries and inactive subsidiaries of Holdings. The Management Services Agreement authorizes the Company to resolve the liabilities of the Non-Drilling Subsidiaries described under "Intercompany Agreement" using the Liability Payment Fund. Although Holdings retains the right to reduce or expand the scope of services to be performed by the Company pursuant to the Management Services Agreement, the Company's liability management and resolution services may not be reduced or terminated. The Management Services Agreement also provides for payment of an initial asset management fee to the Company of $173,000 per year as well as reimbursement of out-of-pocket costs in respect of asset management services, and stipulates that the fees are subject to negotiation on an annual basis and upon any reduction in or expansion of the scope of services provided by the Company. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with the Company's liability management and resolution services and all internal and external costs and fees associated with the provision of general and administrative services pursuant to the Management Services Agreement. The Company believes such costs and fees will not be material.

  Charter Provisions Relating to Corporate Opportunities and Interested
Directors

     The Company's Board of Directors currently includes persons who are also Directors or officers of Holdings or KPC. As a consequence, Directors of the Company who are also Directors or officers of KPC or Holdings charged with granting or withholding consent for certain of the Company's actions may be faced with conflicts of interest. In addition, potential conflicts of interest exist or could arise in the future for such

Directors with respect to a number of areas, including the Company's contract drilling activities in Kuwait and its other business relationships with KPC subsidiaries.

     In order to address certain potential conflicts of interest between the Company and the KPC Affiliated Group, the Articles contain provisions regulating and defining the conduct of certain affairs of the Company as they may involve the KPC Affiliated Group and their Directors and officers, and the powers, rights, duties and liabilities of the Company and its officers, Directors and shareholders in connection therewith. In general, these provisions recognize that the Company and the KPC Affiliated Group may engage in the same line of business and have an interest in the same areas of corporate opportunities and that the Company and the KPC Affiliated Group will continue to have certain contractual and business relations with each other (including service of Directors and officers of the KPC Affiliated Group as Directors of the Company).

     The Articles provide that the KPC Affiliated Group shall have no duty to refrain from (i) engaging in the same line of business as the Company, (ii) doing business with any customer of the Company or (iii) employing any employee of the Company. The Articles also provide that the KPC Affiliated Group is not under any duty to present any corporate opportunity to the Company which may be a corporate opportunity for both the KPC Affiliated Group and the Company.

     When corporate opportunities are offered to persons who are Directors or officers of the Company and the KPC Affiliated Group, the Articles provide that such Directors or officers of the Company shall not be liable to the Company or its shareholders by reason of the fact that such members of the KPC Affiliated Group pursue such corporate opportunities for themselves or do not present such corporate opportunities to the Company, except in the case of wilful default or fraud of such Directors or officers, if such Directors or officers act in a manner consistent with a policy that provides for allocation based principally on the capacities in which the individual Director or officer is offered the opportunity.

     The Articles also provide that no arrangement between the Company and the KPC Affiliated Group or another related party shall be voidable, and no liability shall be imposed, solely because a member of the KPC Affiliated Group is a party thereto, or solely because any Directors or officers who are related parties are present at, participate in or vote with respect to, the authorization of the arrangement, except in the case of wilful default or fraud on the part of the Directors or officers, if the material facts as to the arrangement are disclosed to the Company's Board of Directors or the holders of the Ordinary Shares who approve the arrangement.

     The affirmative vote of a two-thirds majority of the shares entitled to vote thereon and voting at a meeting of shareholders is required to amend the Articles, including the provisions concerning corporate opportunity and interested Directors described above and the provisions requiring the consent of Holdings to certain actions described in "-- Intercompany Agreement -- Consent of Holdings to Certain Events." Accordingly, so long as the KPC Affiliated Group controls more than one third of such voting power, it can prevent any such amendment.

CONSULTING AGREEMENT

     On December 10, 1997, Gordon M. Anderson, a Director of the Company, and the Company entered into a Consulting Agreement pursuant to which Mr. Anderson shall serve as an independent consultant to the Company with respect to matters relating to or affecting the operations of the Company. The term of the Consulting Agreement is one year, terminating on January 1, 1999. Pursuant to the Consulting Agreement, the Company has compensated Mr. Anderson by issuing to Mr. Anderson 4,000 restricted Ordinary Shares under the Company's LTIP. In addition, on the 25th month anniversary from the date of the grant of restricted Ordinary Shares, the Company will further compensate Mr. Anderson under the Consulting Agreement by paying Mr. Anderson cash in an amount equal to the federal income tax payable with respect to the vesting of the 4,000 Ordinary Shares and the federal income tax payable with respect to the cash payment to Mr. Anderson. The Consulting Agreement also provides that Mr. Anderson will be entitled to the standard Directors' cash and noncash compensation that all other non-employee Directors are entitled to receive.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.

     None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

     See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

          See Index to Consolidated Financial Statements on page F-1.

     (b) Exhibits

           *1            -- U.S. and International Underwriting Agreements among the
                            Registrant and the various Underwriters, dated June 9,
                            1997.
          **3.1          -- Amended and Restated Memorandum of Association of the
                            Registrant.
          **3.2          -- Amended and Restated Articles of Association of the
                            Registrant.
           *4            -- Specimen of Ordinary Shares Certificate.
         **10.1          -- Registrant's Investment Savings and Profit Sharing Plan.
         **10.2          -- Registrant's Pension Plan (U.S. employees).
         **10.3          -- Registrant's Special Pension Plan (non-U.S. employees).
         **10.4          -- Registrant's Equity Restoration Plan.
          *10.5          -- Registrant's Supplemental Executive Retirement Plan.
          *10.6          -- Registrant's Performance Unit Plan.
        ***10.7          -- Registrant's Annual Incentive Compensation Plan.
        ***10.8          -- Registrant's 1997 Long Term Incentive Plan.
        ***10.9          -- Registrant's 1997 Non-Employee Director Stock Option
                            Plan.
        ***10.10         -- Registrant's 1997 Employee Share Purchase Plan.
          *10.11         -- Registrant's Employee Severance Protection Plan.
          *10.12         -- Registrant's Directors and Officers Indemnity Agreement.

          *10.13         -- Intercompany Agreement by and among Kuwait Petroleum
                            Corporation, SFIC Holdings (Cayman), Inc. and the
                            Registrant, dated June 9, 1997.
          *10.14         -- Management Services Agreement by and between SFIC
                            Holdings (Cayman), Inc. and the Registrant, dated June 9,
                            1997.
         **10.15         -- Agency Agreement between Kuwait Santa Fe Braun for
                            Engineering and Petroleum Enterprises (K.S.B.) Company
                            K.S.C. and the Registrant, dated April 1, 1992.
         **10.16         -- Contract for the Construction and Sale of a Jackup
                            Drilling Unit by and between Far East Levingston
                            Shipbuilding Ltd. and the Registrant dated as of December
                            16, 1996.
         **10.17         -- Drilling Contract by and between Mobil Oil Canada
                            Properties and Santa Fe Drilling Company (Canada)
                            Limited, dated as of December 16, 1996.
          *10.18         -- Share Purchase Agreement between SFIC Holdings (Cayman)
                            Inc. and the Registrant, dated as of June 9, 1997.
          *10.19         -- Contract for the Construction and Sale of Jackup Drilling
                            Unit Galaxy III by and between Keppel FELS Limited and
                            the Registrant, dated as of September 17, 1997.
          *10.20         -- Letter of Interim Agreement for Provision of Jackup
                            Drilling Unit by and between Amoco (U.K.) Exploration
                            Company and the Registrant, dated as of September 3,
                            1997.
       ****10.21         -- Consulting Agreement dated December 10, 1997 between
                            Registrant and Gordon M. Anderson.
       ****10.22         -- AMOCO (U.K.) Exploration Company Form of Contract Ref:
                            AD3300 for The Provision of the Jack-Up Drilling Unit
                            Santa Fe "Galaxy III" for Drilling Operations on the
                            U.K.C.S. with Santa Fe Drilling Company (North Sea)
                            Limited, Dated September 3, 1997 (with Appendix 5 only).
         **21            -- List of Subsidiaries.
           23.1          -- Consent of Ernst & Young LLP, independent auditors

---------------

* Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

** Incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-6912) filed May 14, 1997.

*** Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 333-7070) filed June 13, 1997.

**** Incorporated by reference to the Company's Report on Form 6-K filed March
     3, 1998.

                       SANTA FE INTERNATIONAL CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-1
Consolidated Statements of Operations for the six months
  ended December 31, 1997 and 1996 and for the fiscal years
  ended June 30, 1997, 1996, and 1995.......................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996
  and June 30, 1997 and 1996................................  F-3
Consolidated Statements of Shareholders' Equity for the six
  months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995..................  F-4
Consolidated Statements of Cash Flows for the six months
  ended December 31, 1997 and 1996 and for the fiscal years
  ended June 30, 1997, 1996 and 1995........................  F-5
Notes to the Consolidated Financial Statements..............  F-6

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Santa Fe International Corporation

     We have audited the accompanying consolidated balance sheets of Santa Fe International Corporation and subsidiary companies (the Company) as of December 31, 1997 and 1996 and June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the six months ended December 31, 1997 and 1996 and for each of the three fiscal years in the periods ended June 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Santa Fe International Corporation and subsidiary companies at December 31, 1997 and 1996 and June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for the six months ended December 31, 1997 and 1996 and for each of the three fiscal years in the periods ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles in the United States.

                                             /s/ ERNST & YOUNG LLP

Dallas, Texas
January 28, 1998

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                      SIX MONTHS ENDED
                                        DECEMBER 31,                FISCAL YEAR ENDED JUNE 30,
                                  -------------------------   ---------------------------------------
                                     1997          1996          1997          1996          1995
                                  -----------   -----------   -----------   -----------   -----------
Operating revenues (Notes 11 and
  12)...........................  $   375,185   $   264,791   $   578,563   $   470,882   $   466,262
Operating costs and expenses:
  Operating costs...............      195,678       161,510       339,665       308,513       320,317
  Depreciation and amortization
     (Note 3)...................       24,876        22,039        43,360        77,128        86,916
  General and administrative....       10,781         7,563        16,931        17,168        16,225
  Gain on sale of assets........         (374)         (789)       (1,041)         (754)       (1,355)
                                  -----------   -----------   -----------   -----------   -----------
          Total operating costs
            and expenses........      230,961       190,323       398,915       402,055       422,103
                                  -----------   -----------   -----------   -----------   -----------
Operating income................      144,224        74,468       179,648        68,827        44,159
Other income (expense):
  Investment income.............        1,364         2,548         5,702        10,071         7,630
  Interest expense..............           --            --            --          (386)       (5,107)
  Other, net....................         (560)        1,981           891          (669)        2,571
                                  -----------   -----------   -----------   -----------   -----------
Income before provision for
  taxes on income...............      145,028        78,997       186,241        77,843        49,253
Provision for taxes on income
  (Note 5)......................       16,500        10,339        21,325        15,867         4,955
                                  -----------   -----------   -----------   -----------   -----------
          Net income............  $   128,528   $    68,658   $   164,916   $    61,976   $    44,298
                                  ===========   ===========   ===========   ===========   ===========
Income per ordinary share:
  Basic and Diluted.............  $      1.12                 $      1.44
                                  ===========                 ===========
Pro forma net income per
  ordinary share:
  Basic and Diluted.............                $      0.60                 $      0.54
                                                ===========                 ===========
Weighted average ordinary and
  ordinary equivalent shares
  used in ordinary share
  computations:
  Basic.........................  114,500,000   114,500,000   114,500,000   114,500,000
                                  ===========   ===========   ===========   ===========
  Diluted.......................  114,608,000   114,500,000   114,502,000   114,500,000
                                  ===========   ===========   ===========   ===========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                    DECEMBER 31,                JUNE 30,
                                               ----------------------    ----------------------
                                                  1997         1996         1997         1996
                                               ----------    --------    ----------    --------
Current assets:
  Cash and cash equivalents..................  $   68,453    $ 73,092    $   38,933    $ 41,845
  Marketable securities......................       8,093      21,481        25,793      18,078
  Accounts receivable (Note 12)..............     149,268     136,360       133,630     130,038
  Inventories................................      51,182      49,783        46,455      42,689
  Prepaid expenses and other current
     assets..................................      17,459      10,444        13,768      13,083
                                               ----------    --------    ----------    --------
          Total current assets...............     294,455     291,160       258,579     245,733
                                               ----------    --------    ----------    --------
Marketable securities........................          --          --            --       5,280
Property and equipment, at cost (Note 3).....   1,737,285    1,504,391    1,605,619    1,460,616
  Less accumulated depreciation and
     amortization............................    (935,315)   (894,175)     (914,319)   (873,196)
                                               ----------    --------    ----------    --------
  Property and equipment, net................     801,970     610,216       691,300     587,420
Prepaid deposits.............................      14,861          --            --          --
Other noncurrent assets (Notes 5 and 7)......      50,167      46,856        50,567      46,565
                                               ----------    --------    ----------    --------
          Total assets.......................  $1,161,453    $948,232    $1,000,446    $884,998
                                               ==========    ========    ==========    ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable...........................  $   92,014    $ 56,734    $   61,655    $ 66,112
  Accrued liabilities (Note 4)...............      79,741      61,799        71,194      55,288
                                               ----------    --------    ----------    --------
          Total current liabilities..........     171,755     118,533       132,849     121,400
Other noncurrent liabilities (Note 6)........      36,681      31,778        36,482      30,506
                                               ----------    --------    ----------    --------
          Total liabilities..................     208,436     150,311       169,331     151,906
Commitments and contingencies (Note 10)
Shareholders' equity (Notes 1 and 8):
  Ordinary shares par value $.01; 600,000,000
     shares authorized, 114,746,550,
     84,500,000, 114,500,000 and 84,500,000
     shares issued and outstanding at
     December 31, 1997 and 1996, and June 30,
     1997 and 1996, respectively.............       1,147         845         1,145         845
Additional paid-in capital...................     665,869     728,418       665,054     732,247
Retained earnings............................     286,001      68,658       164,916          --
                                               ----------    --------    ----------    --------
          Total shareholders' equity.........     953,017     797,921       831,115     733,092
                                               ----------    --------    ----------    --------
          Total liabilities and shareholders'
            equity...........................  $1,161,453    $948,232    $1,000,446    $884,998
                                               ==========    ========    ==========    ========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                NET
                                                                                             UNREALIZED
                               ORDINARY SHARES       ADDITIONAL              SHAREHOLDERS'    GAINS ON        TOTAL
                           -----------------------    PAID-IN     RETAINED        NET        MARKETABLE   SHAREHOLDERS'
                             SHARES      PAR VALUE    CAPITAL     EARNINGS    INVESTMENT     SECURITIES      EQUITY
                           -----------   ---------   ----------   --------   -------------   ----------   -------------
BALANCE AT JUNE 30,
  1994...................           --    $   --      $     --    $    --      $ 749,328      $    --       $ 749,328
  Adjustment for the
    cumulative effect of
    the change in method
    of accounting for
    marketable securities
    (Note 2).............           --        --            --         --             --        5,925           5,925
  Distributions to
    parent...............           --        --            --         --        (72,483)          --         (72,483)
  Adjustment to
    unrealized gains on
    available-for-sale
    securities...........           --        --            --         --             --        1,021           1,021
  Net income.............           --        --            --         --         44,298           --          44,298
                           -----------    ------      --------    --------     ---------      -------       ---------
BALANCE AT JUNE 30,
  1995...................           --        --            --         --        721,143        6,946         728,089
  Distributions to
    parent...............           --        --            --         --        (50,027)          --         (50,027)
  Adjustment to
    unrealized gains on
    available-for-sale
    securities...........           --        --            --         --             --       (6,946)         (6,946)
  Net income.............           --        --            --         --         61,976           --          61,976
  Reclassification of
    shareholder's net
    investment (Note
    1)...................   84,500,000       845       732,247         --       (733,092)          --              --
                           -----------    ------      --------    --------     ---------      -------       ---------
BALANCE AT JUNE 30,
  1996...................   84,500,000       845       732,247         --             --           --         733,092
  Distribution to
    parent...............           --        --        (3,829)        --             --           --          (3,829)
  Net income.............           --        --            --     68,658             --           --          68,658
                           -----------    ------      --------    --------     ---------      -------       ---------
BALANCE AT DECEMBER 31,
  1996...................   84,500,000       845       728,418     68,658             --           --         797,921
  Ordinary shares issued
    for cash, net (Note
    1)...................   40,000,000       400     1,080,320         --             --           --       1,080,720
  Purchase of ordinary
    shares form Holdings
    (Note 1).............  (10,000,000)     (100)     (272,080)        --             --           --        (272,180)
  Distributions to
    parent...............           --        --      (871,604)        --             --           --        (871,604)
  Net income.............           --        --            --     96,258             --           --          96,258
                           -----------    ------      --------    --------     ---------      -------       ---------
BALANCE AT JUNE 30,
  1997...................  114,500,000     1,145       665,054    164,916             --           --         813,115
  Ordinary shares issued
    pursuant to employee
    benefit plans........      246,550         2           815         --             --           --             817
  Dividends..............           --        --            --     (7,443)            --           --          (7,443)
  Net Income.............           --        --            --    128,528             --           --         128,528
                           -----------    ------      --------    --------     ---------      -------       ---------
BALANCE AT DECEMBER 31,
  1997...................  114,746,550    $1,147      $665,869    $286,001     $      --      $    --       $ 953,017
                           ===========    ======      ========    ========     =========      =======       =========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. DOLLARS, IN THOUSANDS)

                                                SIX MONTHS ENDED
                                                  DECEMBER 31,          FISCAL YEAR ENDED JUNE 30,
                                              --------------------   ---------------------------------
                                                1997        1996        1997        1996        1995
                                              ---------   --------   ----------   ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................  $ 128,528   $ 68,658   $  164,916   $  61,976   $ 44,298
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization.............     24,876     22,039       43,360      77,128     86,916
  Gain on sale of assets....................       (374)      (789)      (1,041)       (754)    (1,355)
  Accretion of interest income and gains on
     sales of marketable securities.........       (508)    (2,795)      (4,643)     (9,866)    (7,588)
  Deferred income tax provision (benefit)...      2,545      1,504        2,381       4,452     (7,870)
Changes in operating assets and liabilities:
  Accounts receivable.......................    (15,638)    (6,322)      (3,592)    (27,066)   (17,658)
  Inventories...............................     (4,727)    (7,094)      (3,766)     (5,274)    (1,693)
  Prepaid expenses and other................     (3,691)     2,639         (685)      1,440      2,525
  Accounts payable..........................     30,359     (9,378)      (4,457)     23,204     19,097
  Accrued liabilities.......................      4,825      6,511       15,906      (9,704)    19,828
  Other, net................................     (1,526)      (920)      (1,201)     (2,418)    (4,815)
                                              ---------   --------   ----------   ---------   --------
          Net cash provided by operating
            activities......................    164,669     74,053      207,178     113,118    131,685
Capital expenditures........................   (127,133)   (44,537)    (146,596)    (64,810)   (36,443)
Advance payments for drilling rigs..........    (23,111)        --           --          --         --
Proceeds from sales of property and
  equipment.................................        608        888        1,191       1,490      4,397
Maturities of marketable securities.........     44,050     20,545       44,986          --     17,403
Sales of marketable securities..............         --         --           --      91,881         --
Purchases of marketable securities..........    (25,842)   (15,873)     (42,778)    (23,549)        --
                                              ---------   --------   ----------   ---------   --------
          Net cash provided by (used for)
            investing activities............   (131,428)   (38,977)    (143,197)      5,012    (14,643)
Cash flows from financing activities:
  Sale of ordinary shares, net..............         --         --    1,080,720          --         --
  Purchase of ordinary shares from
     Holdings...............................         --         --     (272,180)         --         --
  Distributions to parent, net..............         --     (3,829)    (875,433)    (50,027)   (72,483)
  Dividends paid............................     (3,721)        --           --          --         --
  Repayments of capital lease obligations...         --         --           --     (58,364)   (25,890)
                                              ---------   --------   ----------   ---------   --------
          Net cash used for financing
            activities......................     (3,721)    (3,829)     (66,893)   (108,391)   (98,373)
                                              ---------   --------   ----------   ---------   --------
Net change in cash and cash equivalents.....     29,520     31,247       (2,912)      9,739     18,669
Cash and cash equivalents at beginning of
  period....................................     38,933     41,845       41,845      32,106     13,437
                                              ---------   --------   ----------   ---------   --------
Cash and cash equivalents at end of
  period....................................  $  68,453   $ 73,092   $   38,933   $  41,845   $ 32,106
                                              =========   ========   ==========   =========   ========
Supplemental disclosures of cash flows
  information:
  Interest paid.............................  $      --   $     --   $       --       1,947   $  5,260
                                              =========   ========   ==========   =========   ========
  Income taxes paid.........................  $   7,587   $  4,207   $   11,819   $   9,440   $  6,667
                                              =========   ========   ==========   =========   ========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly owned by the Government of Kuwait. In a series of transactions during the four years ended December 31, 1996, Holdings and its subsidiaries were reorganized in a manner which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"). The actions taken in connection with the Reorganization have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. For financial reporting purposes the historical equity accounts of the Company, its subsidiaries and its predecessors for dates prior to June 30, 1996 (the date at which the Reorganization was substantially complete) have been combined into a single disclosure caption entitled "Shareholder's Net Investment."

     On May 27, 1997, the Company was recapitalized, resulting in the Company's 900,000 authorized ordinary shares, par value $1.00 per share, with 1,003 ordinary shares issued and outstanding, being recapitalized into 600,000,000 authorized ordinary shares, par value $0.01 per share ("Ordinary Shares"), with 84,500,000 Ordinary Shares issued and outstanding. The accompanying consolidated financial statements have been adjusted to reflect this recapitalization retroactively.

     On June 9 and 13, 1997, respectively, the Company commenced and completed an initial public offering (the "Offering") of Ordinary Shares. Upon the issuance of 40,000,000 Ordinary Shares in the Offering and consummation of the purchase described below of Ordinary Shares from Holdings, the Company had 114,500,000 Ordinary Shares outstanding. Immediately following the Offering, Holdings held 65.1% of the outstanding Ordinary Shares of the Company. The Offering price was $28.50 per share, resulting in net proceeds of approximately $1,088,720,000 after deducting underwriting discounts and commissions. The Company also incurred approximately $8 million of expenses in connection with the Offering which has been charged to additional paid-in-capital. Upon receipt of proceeds from the sale of the first 30,000,000 Ordinary Shares sold in the Offering, the Company paid a cash dividend to Holdings in an amount equal to those proceeds. All of the proceeds the Company received from the sale in the Offering of Ordinary Shares in excess of that amount were used to purchase a like number of Ordinary Shares from Holdings.

     Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At December 31, 1997 the Company had declared dividends which had not been paid amounting to $3,722,000.

     The Company operates in one business segment, providing contract drilling and related services throughout the world.

     At the direction of the Board of Directors, the Company has implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

     The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation

     The Company consolidates all of its majority-owned subsidiaries. The Company also consolidates joint ventures over which the Company exercises control through the joint venture agreement or related operating and financing agreements. The Company accounts for its interest in other joint ventures using the equity method. All material intercompany accounts and transactions are eliminated in consolidation.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Cash Equivalents and Marketable Securities

     Cash equivalents consist of highly liquid short-term investments that are readily convertible into cash and which at the date of purchase were so near their maturity that they expose the Company to an insignificant risk from changes in interest rates. Cash equivalents are carried at cost plus accrued interest, which approximates fair value. The interest method is used to account for any premium or discount on cash equivalents. The Company's policy is to place its temporary cash investments with high credit quality financial institutions and by policy limit the amount of credit exposure to any one financial institution.

     Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". All marketable securities and long-term investments are classified as available-for-sale securities under SFAS No. 115. Unrealized holding gains and losses on securities available-for-sale are recorded as a component of shareholder's equity, net of tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is include in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Adoption of SFAS No. 115 resulted in an increase in shareholder's equity of $5,925,000 at July 1, 1994. The Company does not believe that it is exposed to any significant risks on its investments.

     At December 31, 1997 and June 30, 1997, marketable securities consisted only of Eurodollar debt securities.

     Investment income included realized gains on sales of marketable securities of $3,863,000 for the fiscal year ended June 30, 1996.

  Inventories

     Inventories consist primarily of materials and supplies which are used in operations and are stated at the lower of cost (determined principally by the average cost or specific identification method) or estimated net realizable value.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

  Concentrations of Credit Risk

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company provides allowances for potential credit losses when necessary. The Company did not incur any charges for credit losses during the periods presented.

  Property and Equipment

     Property and equipment is carried at cost. Maintenance and repairs are charged to expense currently while major replacements and upgrades are capitalized. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations. Property and equipment is depreciated on the straight-line method, after allowing for salvage values, over the remaining estimated useful lives from the date the asset is placed into service.

     The Company reviews its long-term assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 121 did not affect the Company's financial position or results of operations.

  Operating Revenues and Costs

     The majority of the Company's drilling contracts are performed on a dayrate basis, with revenues and expenses recognized as work is performed. The Company also operates under incentive-based contracts, such as turnkey drilling and footage contracts, under the terms of which the Company may earn additional revenues by exceeding preset conditions of job performance. The Company recognizes incremental revenues from these incentive-based contracts when such conditions of the contract have been achieved. Under certain incentive-based contracts, the Company may incur penalties or reduced remuneration if preset conditions are not achieved. The Company recognizes the effect of such penalties or reduced remuneration, which historically has been immaterial, as an adjustment to incentive revenues when the amount reasonably can be estimated.

     In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital improvements to rigs. In connection with mobilization reimbursements, the net of mobilization fees received and expenses incurred is recognized over the term of the drilling contract. Costs of relocating drilling units without contracts are expensed as incurred. Demobilization fees received are reflected in income, net of any related expense. Capital upgrade fees received from the client are deferred and recognized as revenue over the period of the drilling contract. The actual cost incurred for the capital upgrade is capitalized and depreciated over the estimated useful life of the asset.

     The Company also earns revenue by providing drilling related services. Revenues from third party rig operations, drilling engineering and integrated well services are recognized as the services are performed. Revenues from drilling project management contracts are recognized using the percentage of completion method based on the ratio of costs incurred to total estimated contract costs. Provisions for losses are recorded for contracts in progress when losses are anticipated.

  Income Taxes

     The Company is not subject to income taxes in the Cayman Islands. The current provision for taxes on income consists primarily of income taxes based on the tax laws and rates of the countries in which operations

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

were conducted during the periods presented. Certain of the Company's operations were included in consolidated income tax returns of affiliates during the periods presented. Under tax sharing agreements, the Company provides for income taxes payable to such affiliates as if it filed separate income tax returns.

     The Company computes its provision for deferred income taxes using the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the future tax benefits to the extent, based on available evidence, it is more likely than not they will be realized.

  Foreign Currency Translation

     The functional currency of the primary economic environments in which the Company operates is the U.S. dollar. Gains and losses resulting from the remeasurement of local currencies into U.S. dollars are included in the results of operations of the current period. The Company periodically reviews the operations of its entities to ensure the functional currency of each entity is the currency of the primary economic environment in which it operates.

  Share Options and Awards

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee share options. Under APB 25, if the exercise price of an employee's share option equals or exceeds the market price of the underlying share on the date of grant, no compensation expense is recognized.

  Income Per Ordinary Share

     The basic and diluted income per Ordinary Share data for the six months ended December 31, 1997 and for the fiscal year ended June 30, 1997 is calculated based on the weighted average shares outstanding for the periods. The pro forma income per share data for the six months ended December 31, 1996 and fiscal year ended June 30, 1996 is calculated as though the 114,500,000 shares issued in connection with the recapitalization and the Offering were outstanding for the periods then ended. At December 31, 1997 the Company adopted SFAS No. 128, "Earnings Per Share." Accordingly, the financial statements have been restated as applicable. The effect of the adoption of this statement was not material.

3. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                DECEMBER 31,                JUNE 30,
                             ESTIMATED     -----------------------   -----------------------
                           USEFUL LIVES       1997         1996         1997         1996
                           -------------   ----------   ----------   ----------   ----------
Drilling rigs and
  equipment..............  3 to 30 years   $1,493,888   $1,372,160   $1,446,724   $1,365,419
Buildings, facilities and
  camps..................  4 to 10 years       48,763       45,136       45,896       44,880
Transportation
  equipment..............   3 to 5 years       14,107       11,570       13,367       11,229
Land.....................                         204          960          849          960
Construction in
  progress...............                     180,323       74,565       98,783       38,128
                                           ----------   ----------   ----------   ----------
                                           $1,737,285   $1,504,391   $1,605,619   $1,460,616
                                           ==========   ==========   ==========   ==========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     Following several years of strengthened demand for drilling rigs and improving market conditions, during 1996 the Company's management undertook engineering and economic studies to evaluate the economic useful lives of its drilling rigs. Such studies included evaluation of current and future new rig building costs, technological enhancements, rig maintenance and repair costs, and market demand factors. The study results indicated that, given the current condition of the rigs, the lack of new entrants into the market, and continuing overall market improvements, the estimated useful lives should be extended by 12 years from 18 to 30 years for marine rigs and by four years from 12 to 16 years for land rigs. The Company's Board of Directors approved application of the change in useful lives effective July 1, 1996, which reduced depreciation expense and increased net income, by approximately $34.5 million for the fiscal year ended June 30, 1997. The reduction in depreciation expense did not result in an increase in the provision for taxes on income. See Note 5.

4. ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                DECEMBER 31,             JUNE 30,
                                             ------------------     ------------------
                                              1997       1996        1997       1996
                                             -------    -------     -------    -------
Compensation and benefits.................   $26,604    $18,253     $25,273    $18,136
Deferred revenue..........................     3,840      4,132       5,444      2,236
Income taxes (Note 5).....................    41,364     32,076      34,964     26,734
Accrued insurance.........................     2,263      6,337       4,912      6,865
Other.....................................     5,670      1,001         601      1,317
                                             -------    -------     -------    -------
                                             $79,741    $61,799     $71,194    $55,288
                                             =======    =======     =======    =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

5. INCOME TAXES

     The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction changes from period to period. The reconciliation of income taxes computed at the applicable statutory rates of the jurisdictions in which the Company's operations are located and the provision for taxes on income is as follows (in thousands):

                                   SIX MONTHS ENDED
                                     DECEMBER 31,         FISCAL YEAR ENDED JUNE 30,
                                  -------------------   ------------------------------
                                    1997       1996       1997       1996       1995
                                  --------   --------   --------   --------   --------
Provision for taxes on income at
  the applicable statutory rates
  of the jurisdictions in which
  the Company's operations
  are located...................  $ 52,704   $ 26,717   $ 65,459   $ 26,487   $ 19,396
Effect of income taxed at rates
  other than the statutory rates
  of jurisdictions in which the
  Company's operations
  are located...................   (31,538)   (17,710)   (40,024)   (10,790)    (4,093)
Benefit of additional
  tax depreciation..............    (8,411)        --     (8,050)        --         --
Taxes on income resulting from
  indexation....................       436         --      2,193         --         --
Benefit of net operating loss
  carryforwards.................      (298)      (184)       (13)      (505)   (11,070)
Net operating losses not
  recognized....................     3,607      1,516      1,760        675        722
                                  --------   --------   --------   --------   --------
Provision for taxes on income...  $ 16,500   $ 10,339   $ 21,325   $ 15,867   $  4,955
                                  ========   ========   ========   ========   ========

     The components of the provision for taxes on income are as follows (in thousands):

                                       SIX MONTHS ENDED
                                         DECEMBER 31,      FISCAL YEAR ENDED JUNE 30,
                                       -----------------   ---------------------------
                                        1997      1996      1997      1996      1995
                                       -------   -------   -------   -------   -------
Current provision....................  $13,955   $ 8,835   $18,944   $11,415   $12,825
Deferred provision (benefit).........    2,545     1,504     2,381     4,452    (7,870)
                                       -------   -------   -------   -------   -------
Provision for taxes on income........  $16,500   $10,339   $21,325   $15,867   $ 4,955
                                       =======   =======   =======   =======   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     The Company's net deferred tax liabilities and assets consist of the following (in thousands):

                                                   DECEMBER 31,          JUNE 30,
                                                 -----------------   -----------------
                                                  1997      1996      1997      1996
                                                 -------   -------   -------   -------
Deferred tax liabilities:
  Property and equipment.......................  $(4,838)  $    --   $(2,787)  $    --
  Other........................................      714        --      (251)       --
                                                 -------   -------   -------   -------
                                                  (5,552)       --    (3,038)       --
Net operating loss carryforwards:
  Australia....................................    3,602     1,453     2,758     1,397
  Venezuela....................................    1,041        --        --        --
  Oman.........................................      196        --        --        --
  Indonesia....................................    4,648        --     2,016        --
  Tunisia......................................    1,188        --       644       184
  U.K..........................................       --     1,914       898     3,418
  U.S..........................................      584     1,460     1,500        --
                                                 -------   -------   -------   -------
          Total deferred income tax assets.....   11,259     4,827     7,816     4,999
Valuation allowance............................   (6,935)   (2,913)   (3,329)   (1,581)
                                                 -------   -------   -------   -------
                                                   4,324     1,914     4,487     3,418
                                                 -------   -------   -------   -------
Net deferred income tax assets (liabilities)...  $(1,228)  $ 1,914   $ 1,449   $ 3,418
                                                 =======   =======   =======   =======

     The Company's net operating loss carryforwards include tax effected losses of $7,657,000 that expire between 1999 and 2012. The remaining $3,602,000 of net operating losses do not expire.

     The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. At December 31, 1997 and 1996 and June 30, 1997 and 1996, accrued income taxes include $24,798,000, $22,972,000, $26,502,000 and $21,295,000, respectively, representing estimated liabilities which will result from final settlements of such reviews and examinations. The Company believes that all income tax issues which have been or may be raised as a result of such reviews and examinations will be resolved with no additional material impact on the Company's financial position or results of operations.

6. OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following (in thousands):

                                                   DECEMBER 31,          JUNE 30,
                                                 -----------------   -----------------
                                                  1997      1996      1997      1996
                                                 -------   -------   -------   -------
Pension benefits (Note 7)......................  $ 7,281   $ 9,188   $ 9,370   $ 8,548
Postretirement health and insurance benefits
  (Note 7).....................................   14,882    15,392    15,225    15,687
Deferred Taxes.................................    1,228        --        --        --
Other..........................................   13,290     7,198    11,887     6,271
                                                 -------   -------   -------   -------
                                                 $36,681   $31,778   $36,482   $30,506
                                                 =======   =======   =======   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

7. EMPLOYEE BENEFIT PLANS

  Pensions

     The Company maintains trusteed non-contributory and contributory defined benefit plans which cover substantially all U.S. citizen and certain U.S. resident non-citizen employees (the "Qualified Pension Plan") and all U.K. resident employees (the "North Sea Pension Plan"). Additional pension benefits in excess of those provided under the North Sea Pension Plan are provided to eligible participants under the North Sea Supplementary Pension Plan. The benefits under these plans are based on years of service and compensation levels. The Company's funding policy, with respect to these plans, is to make contributions annually equal to, or in excess of, statutory minimum funding requirements. Trusteed assets of these plans consist principally of investments in mutual funds. These plans also cover certain employees of affiliates. The Company allocates benefit costs to affiliates based on the ratio of the pension benefit obligation of affiliate participants to the total pension benefit obligation. The Company also sponsors a defined benefit plan (the "Offshore Plan") which covers certain other non U.S. employees. In addition, the Company maintains plans (the "Supplemental Executive Retirement Plan" and the "Equity Restoration Plan") to provide its eligible participants with benefits in excess of those allowed under the Qualified Pension Plan. The Company funding policy with respect to the Offshore Plan, the Supplemental Executive Plan and the Equity Restoration Plan is to fund benefit obligations when such obligations become payable to participants. Net periodic pension costs relating to the Company's defined benefit plans consist of the following (in thousands):

                                    SIX MONTHS ENDED
                                      DECEMBER 31,        FISCAL YEAR ENDED JUNE 30,
                                   ------------------    -----------------------------
                                    1997       1996       1997       1996       1995
                                   -------    -------    -------    -------    -------
Service cost.....................  $ 2,202    $ 1,968    $ 4,012    $ 3,876    $ 3,746
Interest cost....................    3,004      2,808      5,674      5,051      4,419
Actual return on plan assets.....   (8,729)    (1,866)    (5,612)    (5,930)    (6,029)
Net amortization and deferrals...    5,381       (881)        20      1,380      2,861
Costs charged to affiliates......       --         --         --         --       (631)
                                   -------    -------    -------    -------    -------
          Net periodic pension
            cost.................  $ 1,858    $ 2,029    $ 4,094    $ 4,377    $ 4,366
                                   =======    =======    =======    =======    =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     The following table sets forth the funded status of the Company's defined benefit plans and the related amounts included in other noncurrent assets and liabilities (in thousands):

                                              U.S. PLANS WITH OBLIGATIONS LESS THAN ASSETS
                                              --------------------------------------------
                                                  DECEMBER 31,              JUNE 30,
                                              --------------------    --------------------
                                                1997        1996        1997        1996
                                              --------    --------    --------    --------
QUALIFIED PENSION PLAN
Plan assets at fair value...................  $60,243     $50,263     $54,260     $44,757
Actuarial present value of projected benefit
  obligation:
  Vested....................................   42,633      38,131      38,394      35,869
  Nonvested.................................      637         697         704         656
                                              -------     -------     -------     -------
Accumulated benefit obligation..............   43,270      38,828      39,098      36,525
Effect of projected salary increases........    5,907       5,521       5,417       5,133
                                              -------     -------     -------     -------
Projected benefit obligation................   49,177      44,349      44,515      41,658
                                              -------     -------     -------     -------
Plan assets in excess of projected benefit
  obligation................................   11,066       5,914       9,745       3,099
Unrecognized prior service cost.............      489         842         666       1,017
Unrecognized net gain (loss)................   (5,850)         13      (4,421)      1,270
Unrecognized transition net asset...........      256         314         285         342
                                              -------     -------     -------     -------
Accrued pension asset recognized in the
  consolidated balance sheets...............  $ 5,961     $ 7,083     $ 6,275     $ 5,728
                                              =======     =======     =======     =======

                                              NON-U.S. PLANS WITH OBLIGATIONS LESS THAN ASSETS
                                              ------------------------------------------------
                                                   DECEMBER 31,                JUNE 30,
                                              ----------------------    ----------------------
                                                1997         1996         1997         1996
                                              ---------    ---------    ---------    ---------
NORTH SEA PENSION PLAN AND NORTH SEA
  SUPPLEMENTARY PENSION PLAN
Plan assets at fair value...................   $34,699      $26,770      $29,333      $22,828
Actuarial present value of projected benefit
  obligation:
  Vested....................................    21,805       16,564       19,981       13,745
  Nonvested.................................        --           --           --           --
                                               -------      -------      -------      -------
Accumulated benefit obligation..............    21,805       16,564       19,981       13,745
Effect of projected salary increases........     5,598        4,355        5,266        3,604
                                               -------      -------      -------      -------
Projected benefit obligation................    27,403       20,919       25,247       17,349
                                               -------      -------      -------      -------
Plan assets in excess of projected benefit
  obligation................................     7,295        5,851        4,086        5,479
Unrecognized net loss.......................    (3,758)      (3,111)        (915)      (3,291)
Unrecognized transition net liability.......      (529)        (580)        (545)        (545)
                                               -------      -------      -------      -------
Accrued pension asset recognized in the
  consolidated balance sheets...............   $ 3,008      $ 2,160      $ 2,626      $ 1,643
                                               =======      =======      =======      =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

                                              U.S. PLANS WITH OBLIGATIONS IN EXCESS OF ASSETS
                                             -------------------------------------------------
                                                  DECEMBER 31,                 JUNE 30,
                                             -----------------------    ----------------------
                                                1997         1996         1997         1996
                                             ----------    ---------    ---------    ---------
OFFSHORE PLAN, SUPPLEMENTAL EXECUTIVE
  RETIREMENT PLAN AND EQUITY RESTORATION
  PLAN
Plan assets at fair value..................   $     --      $    --      $    --      $    --
Actuarial present value of projected
  benefit obligation:
  Vested...................................      5,481        4,741        3,049        4,369
  Nonvested................................      3,607        1,756        3,486        1,601
                                              --------      -------      -------      -------
Accumulated benefit obligation.............      9,088        6,497        6,535        5,970
Effect of projected salary increases.......      2,962        2,607        2,663        2,427
                                              --------      -------      -------      -------
Projected benefit obligation...............     12,050        9,104        9,198        8,397
                                              --------      -------      -------      -------
Plan assets less than projected benefit
  obligation...............................    (12,050)      (9,104)      (9,198)      (8,397)
Unrecognized prior service benefit.........       (615)        (854)        (735)        (973)
Unrecognized net loss......................      2,894        1,088          672        1,031
Additional minimum liability...............       (676)        (318)        (109)        (209)
                                              --------      -------      -------      -------
Accrued pension liability recognized in the
  consolidated balance sheets..............   $(10,447)     $(9,188)     $(9,370)     $(8,548)
                                              ========      =======      =======      =======

     The following significant assumptions were used in computing pension costs for the Company's defined benefit plans:

                               SIX MONTHS ENDED
                                 DECEMBER 31,           FISCAL YEAR ENDED JUNE 30,
                            ----------------------   ---------------------------------
                              1997         1996        1997        1996        1995
                            ---------   ----------   ---------   ---------   ---------
Discount Rate.............  8.0%-9.0%    7.8%-9.0%   8.0%-9.0%   8.0%-9.0%   8.0%-9.0%
Increase in future
  compensation levels.....  4.5%-7.0%    4.5%-7.0%   4.5%-7.0%   4.5%-7.0%   4.5%-7.0%
Expected long-term rate of
  return on assets........  8.0%-9.0%    8.0%-9.0%   8.0%-9.0%   8.0%-9.0%   8.0%-9.0%

  Other Postretirement Benefits

     The Company also provides postretirement medical and life insurance benefits to all U.S. citizens and certain non-U.S. citizens. The Company's policy is to fund the cost of these benefits as claims are incurred. The Company allocates benefit costs to affiliates based on the ratio of active employees of affiliates to total employees.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     The following table sets forth the computation of the accrued liability for postretirement medical and life insurance benefits (in thousands):

                                                    DECEMBER 31,          JUNE 30,
                                                  -----------------   -----------------
                                                   1997      1996      1997      1996
                                                  -------   -------   -------   -------
Accumulated postretirement benefit obligation:
  Retirees......................................  $ 7,809   $ 8,212   $ 8,119   $ 8,126
  Fully eligible active participants............       --         7         7       586
  Other active plan participants................    1,046       919       957       660
                                                  -------   -------   -------   -------
                                                    8,855     9,138     9,083     9,372
Unrecognized net gain...........................    6,027     6,254     6,142     6,315
                                                  -------   -------   -------   -------
Accrued postretirement benefit cost.............  $14,882   $15,392   $15,225   $15,687
                                                  =======   =======   =======   =======

     Net periodic postretirement benefit cost for these plans includes the following components (in thousands):

                                             SIX MONTHS ENDED
                                               DECEMBER 31,      FISCAL YEAR ENDED JUNE 30,
                                             ----------------   ----------------------------
                                              1997      1996     1997      1996       1995
                                             ------    ------   -------   -------   --------
Service cost...............................  $  29     $  27     $  53     $  57     $   61
Interest cost..............................    324       346       691       738      1,090
Amortization of unrecognized gains and
  losses...................................   (303)     (291)     (582)     (595)      (240)
Costs charged to affiliates................     --        --        --        --        (69)
                                             -----     -----     -----     -----     ------
Net periodic cost..........................  $  50     $  81     $ 162     $ 200     $  842
                                             =====     =====     =====     =====     ======

     The weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 8% for the six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996, respectively, and 9% for the fiscal year ended June 30, 1995. This rate is assumed to decrease to 7% in 2000, then to 6% in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, changing the assumed health care cost trend rates by one percentage point each year would change the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $486,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the six months ended December 31, 1997 by approximately $17,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8% at December 31, 1997 and 1996 and at June 30, 1997 and 1996.

  Annual Incentive Plan

     The Company also maintains an Annual Incentive Compensation Plan ("AIP"). The AIP provides for payment of additional compensation to participating employees, including executive officers, based on individual contributions and performance measures of the Company as defined in the plan. During the term of the AIP, an aggregate amount of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the AIP. Amounts charged to expense related to awards under the Annual Incentive Compensation Plan aggregated $1,070,000, $900,000 $2,350,000, $2,600,000 and $2,500,000 for
the six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

  Performance Unit Plan

     The Company's Performance Unit Plan provides incentives to certain members of management through performance share units to foster and promote the long-term financial success of the Company. The performance share units vest, and the related compensation expense is accrued, over a three year performance period based on performance measures of the Company as defined in the plan. Amounts charged to expense related to awards under the Performance Unit Plan aggregated $1,738,000, $2,110,000, $3,370,000, $4,187,000 and $2,500,000 for the
six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. The last awards under the Performance Unit Plan were granted in December, 1996, and no further awards will be made under the Plan.

  Investment Savings and Profit Sharing Plan

     The Company maintains an Investment Savings and Profit Sharing Plan, a defined contribution 401(k) plan that allows dollar payroll employs to make both pre-tax and after-tax employee contributions. The Company matches these employee contributions up to a maximum of 5% of a participant's base salary subject to the limitations of eligible salary. Employees are vested in all contributions made. Additionally, although it has not done so since 1984 and currently does not expect to do so in the future, the Company may also make additional employer contributions any year out of profits. Matching contributions totaled $843,000, $739,000, $1,556,000, $1,529,000 and $1,690,000 for the six months ended
December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

  1997 Employee Severance Protection Plan

     The Company maintains the 1997 Employee Severance Protection Plan (the "Severance Protection Plan") to retain the services of its employees in the event of an unsolicited takeover of the Company or in the event of a threat of a Change of Control, as defined, of the Company. The Severance Protection Plan is intended to ensure the continued dedication and efforts of the Company's employees in such events without undue concern for their personal financial and employment security. The Severance Protection Plan covers all full-time U.S.-based payroll employees. Severance is only payable in the event of a termination of employment by the Company other than for "cause" or voluntary termination by the Employee for "good reason", each as defined in the Severance Protection Plan, within a specific period following a Change in Control. A participant will also receive severance if the employee is terminated by the Company without "cause" or for "good reason" at the request or direction of the third party involved in the Change in Control or otherwise in connection with or in anticipation of a Change in Control.

8. SHARE AWARDS AND OPTIONS

  1997 Long-term Incentive Plan

     The Company has adopted the 1997 Long Term Incentive Plan (the "LTIP"), which is designed to retain key executives and other selected employees by rewarding them for making major contributions to the success of the Company and to provide participants with a proprietary interest in the growth and performance of the Company.

     Employees of the Company eligible for awards under the LTIP are executive officers, other officers and key management personnel selected by the Compensation Committee (including employees who are Directors), and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. Awards under the LTIP may consist of the grant of stock options, share appreciation rights, restricted and/or performance-based share awards and/or restricted and/or performance-based cash awards, granted singly, in combination or in tandem. The exercise price for stock options shall

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

not be less than 85% of the fair market value of the stock on the date of the option grant (100% in the case of incentive stock options). The Compensation Committee can also award supplemental payments up to the amount necessary to pay the federal income tax payable with respect to exercise of nonqualified stock options, share appreciation rights, restricted shares and performance units. If approved by the Compensation Committee, the Company may also make loans to participants to purchase shares pursuant to the exercise of an award. During the term of the LTIP, an aggregate of 5,725,000 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the LTIP. No participant may receive during a fiscal year incentive awards covering an aggregate of more than 150,000 Ordinary Shares.

     The Company has granted options to purchase an aggregate of 914,600 Ordinary Shares at prices ranging between $28.50 to $45.00 per Ordinary share and restricted share awards for an aggregate of 246,550 Ordinary Shares under the LTIP. The options will vest over periods ranging from two to four years and expire seven to ten years from the date of grant. The restricted share awards will vest over periods ranging from two to five years from the date of grant.

  1997 Employee Share Purchase Plan

     The Company has also adopted the 1997 Employee Share Purchase Plan (the "Share Purchase Plan"), which is designed to furnish eligible employees of the Company and designated subsidiaries of the Company an incentive to advance the best interests of the Company by providing a formal program whereby they may voluntarily purchase Ordinary Shares of the Company at a favorable price and upon favorable terms. Generally speaking, all covered employees of a participating company who are scheduled to work an average of at least 20 hours per week are eligible to participate in the Share Purchase Plan.

     Once a year, participants in the Share Purchase Plan will be granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently, $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the date of exercise, whichever is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally speaking, participants pay option exercise prices through payroll deductions. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan policy is administered by the Compensation Committee, which has approved its implementation effective January 1, 1998.

  1997 Non-Employee Director Stock Option Plan

     The Company has also adopted the 1997 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan is designed to attract and retain the services of experienced and knowledgeable non-employee Directors and to provide non-employee Directors with a proprietary interest in the growth and performance of the Company. Awards under the Director Plan consist of a grant of stock options. The purchase price for the shares as to which the option is exercised will be payable in full upon exercise, in cash or, if permitted by the Compensation Committee, by tender of Ordinary Shares, valued at "fair market value." During the term of the Director Plan, an aggregate of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares. No option will be granted under the Director Plan after 10 years following consummation of the Offering. The Compensation Committee is responsible for administration and interpretation of the Director Plan.

     As of February 28, 1998, the Company had granted options to purchase an aggregate of 28,000 Ordinary Shares to seven non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $28.50 to $45.50 per Ordinary Share. Each non-employee Director who continues in office immediately following the Annual General Shareholders Meeting in any year (commencing in 1998)

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

will automatically be granted an option to acquire 2,000 shares of Ordinary Shares. The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 10,000 options in any year. The price of shares that may be purchased upon exercise of an option is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Compensation cost charged against income in connection with stock plans totaled $815,000 for the six months ended December 31, 1997. The difference between the quoted market price as of the date of the grant and the purchase price of shares is being charged to operations over the vesting period. No compensation cost has been recognized for stock options because the exercise prices of the options equal the market prices of the underlying stock on the date of the grants.

     The following is a summary of all of the Company's share option activity, and related information for the above plans for the six months ended December 31, 1997 and for the fiscal year ended June 30, 1997:

                                                                        WEIGHTED AVERAGE
                                                             OPTIONS     EXERCISE PRICE
                                                             -------    ----------------
Outstanding at June 30, 1996.............................         --             --
  Granted................................................    291,850         $28.50
  Cancelled..............................................         --             --
                                                             -------         ------
Outstanding at June 30, 1997.............................    291,850         $28.50
                                                             -------         ------
  Granted................................................    658,550         $45.01
  Cancelled..............................................     (7,800)        $41.19
                                                             -------         ------
Outstanding at December 31, 1997.........................    942,600         $39.93
                                                             =======         ======

     There were no options exercisable at December 31, 1997 and June 30, 1997.

     The following table summarizes information about options outstanding at December 31, 1997:

                                     OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------------
                                               WEIGHTED AVERAGE REMAINING
              EXERCISE PRICE                    CONTRACTUAL LIFE(YEARS)      NUMBER OF SHARES
              --------------                   --------------------------    ----------------
$28.50.....................................               9.44                   290,050
$45.50.....................................               9.69                    12,000
$45.00.....................................               9.94                   640,550
                                                                                 -------
          Total............................               9.69                   942,600
                                                                                 =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     SFAS No. 123, "Accounting for Stock Based Compensation", ("SFAS 123") requires the disclosure of pro forma net income and earnings per share information computed as if the Company had accounted for its employee share options under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                      SIX MONTHS ENDED     FISCAL YEAR ENDED
                                                      DECEMBER 31, 1997      JUNE 30, 1997
                                                      -----------------    -----------------
Expected Life (in years)............................         3.74                 3.63
Risk-free interest rate.............................         6.0%                 6.2%
Volatility..........................................         0.40                 0.40
Dividend Yield......................................        0.46%                0.46%

     The weighted average estimated fair value of options granted during the six months ended December 31, 1997 and the fiscal year ended June 30, 1997, was $16.31 and $10.38, respectively. The fair value of these options was estimated based on an expected life of one year from the vesting date. For purposes of pro forma disclosures the estimated fair value of stock based compensation plans and other options is amortized to expense over the vesting period. The Company's pro forma net income and net income per share is as follows (in thousands except per share amounts):

                                     SIX MONTHS ENDED
                                       DECEMBER 31,         FISCAL YEAR ENDED JUNE 30,
                                    ------------------     ----------------------------
                                      1997      1996         1997      1996      1995
                                    --------   -------     --------   -------   -------
Net Income
  As reported.....................  $128,528   $68,658     $164,916   $61,976   $44,298
  Pro forma.......................  $127,916   $68,658     $164,842   $61,976   $44,298
Earnings per share:
  As reported.....................  $   1.12   $  0.60     $   1.44   $  0.54
  Pro forma.......................  $   1.11   $  0.60     $   1.44   $  0.54
Diluted earnings per share
  As reported.....................  $   1.12   $  0.60     $   1.44   $  0.54
  Pro forma.......................  $   1.11   $  0.60     $   1.44   $  0.54

     The effects of applying SFAS 123 for providing pro forma disclosures during the initial phase-in period may not be representative of the effects on reported net income for future years.

     The Black-Scholes option valuation was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

9. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands except share and per share amounts):

                               SIX MONTHS ENDED DECEMBER 31,   FISCAL YEAR ENDED JUNE 30,
                               -----------------------------   ---------------------------
                                   1997            1996            1997           1996
                               -------------   -------------   ------------   ------------
Numerator:
  Net Income.................  $    128,528    $     68,658    $    164,916   $     61,976
  Numerator for basic
     earnings per
     share -- income
     available to common
     shareholders............  $    128,528    $     68,658    $    164,916   $     61,976
Denominator:
  Denominator for basic
     earnings per share --
     weighted-average
     shares..................   114,500,000     114,500,000     114,500,000    114,500,000
  Effect of dilutive
     securities
     Employee stock
       options...............       108,000              --           2,000             --
                               ------------    ------------    ------------   ------------
  Dilutive potential common
     shares..................       108,000              --           2,000             --
     Denominator for diluted
       earnings per share --
       adjusted
       weighted-average
       shares and assumed
       conversions...........   114,608,000     114,500,000     114,502,000    114,500,000
                               ============    ============    ============   ============
Basic earnings per share.....  $       1.12    $       0.60    $       1.44   $       0.54
Diluted earnings per share...  $       1.12    $       0.60    $       1.44   $       0.54

     For additional disclosures regarding the employee stock options, see Note
8.

10. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

     In January 1997, the Company entered into a contract for the construction of the Galaxy II, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization, is expected to be approximately $154 million. The rig is expected to be mobilized in the fourth quarter of 1998. The Company has entered into a five year drilling contract with a customer for this rig beginning in October 1998.

     In September 1997, the Company entered into a contract for the construction of the Galaxy III , a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization is expected to be approximately $175 million. The rig is expected be mobilized during the fourth quarter of 1999. The Company has entered into a three year drilling contract with a customer for the rig to operated in the U.K. sector of the North Sea following initial mobilization.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

11. GEOGRAPHICAL AREA ANALYSIS AND SIGNIFICANT CUSTOMERS

     All of the Company's operations are located outside of the Cayman Islands. The following table summarizes, by geographical area, the identifiable assets of the Company (in thousands):

                                               DECEMBER 31,              JUNE 30,
                                           ---------------------   ---------------------
                                              1997        1996        1997        1996
                                           ----------   --------   ----------   --------
North Sea................................  $  359,411   $359,715   $  359,347   $406,364
North Africa.............................     136,760    109,207       97,660    105,689
West Africa..............................      66,830     59,509       62,797     17,885
Southeast Asia and Pacific...............      62,876     85,443      105,125     56,684
Middle East and Azerbaijan...............     153,095     93,728      146,094     94,406
South America............................      42,471     30,277       44,561     24,652
North America............................     108,011     95,274       89,471     97,017
Corporate assets(1)......................     231,999    115,079       95,391     82,301
                                           ----------   --------   ----------   --------
          Total assets...................  $1,161,453   $948,232   $1,000,446   $884,998
                                           ==========   ========   ==========   ========

---------------

(1) Consists primarily of cash equivalents, marketable securities, construction in progress, and other corporate assets.

     The following table summarizes, by geographical area, operating revenues and operating income (loss) (in thousands):

                                     SIX MONTHS ENDED
                                       DECEMBER 31,         FISCAL YEAR ENDED JUNE 30,
                                    -------------------   ------------------------------
                                      1997       1996       1997       1996       1995
                                    --------   --------   --------   --------   --------
Operating revenues
  North Sea.......................  $135,201   $103,298   $219,466   $196,784   $196,047
  North Africa....................    62,191     52,793    107,979     98,423     95,692
  West Africa.....................    35,476     17,552     48,263     16,520     11,002
  Southeast Asia and Pacific......    36,131     18,304     49,585     37,347     55,734
  Middle East and Azerbaijan......    66,160     44,971     93,988     89,786     91,129
  South America...................    24,446     19,502     43,098     20,647     16,419
  North America...................    15,580      8,371     16,184     11,375        239
                                    --------   --------   --------   --------   --------
          Total revenues..........  $375,185   $264,791   $578,563   $470,882   $466,262
                                    ========   ========   ========   ========   ========
Operating income (loss)
  North Sea.......................  $ 64,210   $ 43,074   $ 95,448   $ 51,084   $ 25,842
  North Africa....................    32,358     23,196     49,212     26,031     16,835
  West Africa.....................    20,757      5,573     22,261      3,968      2,344
  Southeast Asia and Pacific......    14,091     (2,898)     5,998        654      5,418
  Middle East and Azerbaijan......    17,451      9,297     20,446      6,684     11,027
  South America...................     2,867      3,077      7,429      1,378      2,506
  North America...................     3,668      1,109     (3,421)    (3,010)    (2,794)
  Corporate expenses..............   (11,178)    (7,960)   (17,725)   (17,962)   (17,019)
                                    --------   --------   --------   --------   --------
          Total operating
            income................  $144,224   $ 74,468   $179,648   $ 68,827   $ 44,159
                                    ========   ========   ========   ========   ========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     Operating income consists of operating revenues less operating expenses, including depreciation, and does not include interest income, other income, interest expense and income taxes.

     The Company's operations in the North Sea are presently all conducted within the U.K. sector of the North Sea. The Company's operations in North Africa consist principally of operations in Egypt. The Company's operations in the Middle East include significant operations in Kuwait. See Note 12.

     A substantial portion of the Company's assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods. General corporate assets are principally cash and cash equivalents and other nonoperating assets.

     The Company's operations are geographically dispersed and are therefore subject to certain political and other uncertainties not encountered in domestic operations, including risks of war, expropriation of equipment, renegotiation or modification of existing contracts, taxation policies, and the general hazards associated with foreign sovereignty over certain areas in which operations are conducted.

     Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to significant additional expenses in respect of uninsured or underinsured losses, liabilities or obligations.

     The following table summarizes revenues from major customers of the Company as a percentage of total operating revenues for the period indicated.

                                                   SIX MONTHS ENDED
                                                     DECEMBER 31,      FISCAL YEAR ENDED JUNE 30,
                                                   ----------------    --------------------------
                                                    1997      1996      1997      1996      1995
                                                   ------    ------    ------    ------    ------
Shell............................................  13.9%      6.9%      9.3%     18.3%     22.6%
British Petroleum................................   8.6%     15.9%     14.0%     12.0%      8.8%
British Gas......................................   7.5%      4.4%      7.6%      6.0%      4.0%
AGIP.............................................   6.4%      8.0%      7.0%      9.5%      8.1%
ELF Aquitaine....................................   5.5%      0.0%      1.9%      0.0%      0.0%
Texaco...........................................   5.3%      7.3%      6.4%      2.2%      2.1%
Kuwait Oil Company (Note 12).....................   4.6%      4.8%      4.4%      7.6%     11.5%
Corpoven.........................................   4.0%      5.8%      5.3%      3.5%      2.4%
Amoco............................................   1.1%      7.5%      5.2%      3.2%      2.1%
Phillips Petroleum Company.......................   0.0%      5.5%      3.9%     10.3%      7.5%

12. TRANSACTIONS WITH AFFILIATES

     The Company provides contract drilling services in Kuwait to the Kuwait Oil Company, K.S.C. ("KOC"), a subsidiary of KPC, and also provides contract drilling services to a partially owned affiliate of KOC in the Kuwait-Saudi Arabian Partitioned Neutral Zone. Such services are performed pursuant to drilling contracts which contain terms and conditions and rates of compensation which materially approximate those which are customarily included in arm's-length contracts of a similar nature. In connection therewith, KOC provides the Company rent free use of certain land and maintenance facilities and has committed to continue providing same, subject to availability of the maintenance facilities, through the current February 2001 term of the drilling contracts. In relation to its drilling business in Kuwait, the Company has an agency agreement with a subsidiary of KPC which obligates the Company to pay an agency fee based on a percentage of revenues. The Company believes the terms of this agreement are more favorable than those which could be

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

obtained with an unrelated third party in an arm's-length negotiation, but the value of such terms is currently immaterial to the Company's results of operations.

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $17,315,000, $12,765,000, $25,268,000, $35,925,000 and
$53,570,000 for the six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. The Company paid agency fees to a subsidiary of KPC of $175,038, $159,960, $259,827, $356,851 and
$546,846 during the six months ended December 31, 1997 and 1996 and for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. The Company had accounts receivable from KPC affiliated companies of $5,597,000, $2,337,000, $2,127,000 and $3,707,000 at December 31, 1997 and 1996 and June 30, 1997 and
1996, respectively.

     In connection with the Reorganization, the Company made distributions to Holdings during the three years ended June 30, 1997 comprised principally of certain subsidiaries which conducted the Company's former non-drilling operations and services (the "Non-Drilling Subsidiaries") and certain additional non-drilling assets, including real estate, cash and cash equivalents.

     The Company, Holdings and KPC entered into an Intercompany Agreement before the consummation of the Offering (the "Intercompany Agreement"), certain provisions of which are summarized below. As used herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     As of December 31, 1997, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $66 million incurred by the Non-Drilling Subsidiaries on or before March 31, 1997. As of December 31, 1997, Holdings maintained cash and cash equivalents (the "Liability Payment Fund") sufficient to satisfy those liabilities remaining after such date. The Company, Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities.

     The Intercompany Agreement also provides that, except as may be provided in a separate agreement, the Company will indemnify the KPC Affiliated Group against losses based on, or taxes arising from, the following: (i) the ownership of the assets or the operation of the business of the Company or its subsidiaries, (ii) any other activities of the Company or its subsidiaries,
(iii) any guaranty or similar agreement by the KPC Affiliated Group provided to any person with respect to any obligation of the Company or its subsidiaries, and (iv) certain other matters. In addition, the Company has agreed to indemnify the KPC Affiliated Group against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended ("the Securities Act"), relating to misstatements in or omissions from any registration statement or report that the Company files under the Securities Act. Holdings has also agreed to indemnify the Company and its subsidiaries against losses based on the ownership or operation of the assets or properties or the operation or conduct of the business of Holdings and its subsidiaries on or after March 31, 1997.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1997

     The Company also entered into a Management Services Agreement with Holdings (the "Management Services Agreement"), for the purpose of providing asset (primarily real estate) management services, general and administrative services and liability management and resolution services to Holdings, the Non-Drilling Subsidiaries and inactive subsidiaries of Holdings. The Management Services Agreement authorizes the Company to resolve the liabilities of the Non-Drilling Subsidiaries under the Intercompany Agreement using the Liability Payment Fund. Although Holdings retains the right to reduce or expand the scope of services to be performed by the Company pursuant to the Management Services Agreement, the Company's liability management and resolution service may not be reduced or terminated. The Management Services Agreement also provides for payment of an initial asset management fee to the Company of $173,000 per year as well as reimbursement of out-of-pocket costs in respect of asset management services, and stipulates that the fees are subject to negotiation on an annual basis and upon any reduction in or expansion of the scope of services provided by the Company. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorney's fees) associated with the Company's liability management and resolution services and all internal and external costs and fees associated with the provision of general and administrative services pursuant to the Management Services Agreement. The Company believes such costs and fees will not be material.

13. QUARTERLY RESULTS (UNAUDITED)

     Shown below are selected unaudited quarterly data (in thousands), except per share data:

                                                                THREE MONTHS ENDED
                                                 ------------------------------------------------
                                                 SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30
                                                 ------------   -----------   --------   --------
SIX MONTHS ENDED DECEMBER 31, 1997
Operating revenues.............................    $176,787      $198,398
                                                   ========      ========
Operating income...............................    $ 67,058      $ 77,166
                                                   ========      ========
Net income.....................................    $ 59,322      $ 69,206
                                                   ========      ========
Basic and Diluted Income per Ordinary Share....    $   0.52      $   0.60
                                                   ========      ========
FISCAL YEAR ENDED JUNE 30, 1997
Operating revenues.............................    $126,080      $138,711     $149,253   $164,519
                                                   ========      ========     ========   ========
Operating income...............................    $ 34,782      $ 39,686     $ 47,134   $ 58,046
                                                   ========      ========     ========   ========
Net income.....................................    $ 30,994      $ 37,664     $ 42,923   $ 53,335
                                                   ========      ========     ========   ========
Basic and Diluted Income per Ordinary Share....    $   0.27      $   0.33     $   0.37   $   0.47
                                                   ========      ========     ========   ========
FISCAL YEAR ENDED JUNE 30, 1996
Operating revenues.............................    $111,255      $114,529     $118,417   $126,681
                                                   ========      ========     ========   ========
Operating income...............................    $  9,489      $ 15,925     $ 21,722   $ 21,691
                                                   ========      ========     ========   ========
Net income.....................................    $  9,012      $ 14,067     $ 17,393   $ 21,504
                                                   ========      ========     ========   ========
Pro forma basic and diluted net income per
  ordinary share...............................    $   0.08      $   0.12     $   0.15   $   0.19
                                                   ========      ========     ========   ========
FISCAL YEAR ENDED JUNE 30, 1995
Operating revenues.............................    $110,963      $120,339     $109,590   $125,370
                                                   ========      ========     ========   ========
Operating income...............................    $ 10,003      $ 10,400     $ 12,969   $ 10,787
                                                   ========      ========     ========   ========
Net income.....................................    $  7,342      $  8,731     $  9,571   $ 18,654
                                                   ========      ========     ========   ========

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this transition report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SANTA FE INTERNATIONAL CORPORATION

                                            By:       /s/ D.G. BARBER
                                              ----------------------------------
                                              D.G. Barber, Senior Vice President
                                                 and Chief Financial Officer

Date: March 26, 1998

                                 EXHIBIT INDEX

    EXHIBIT                              DESCRIPTION
    -------                              -----------
       *1        -- U.S. and International Underwriting Agreements among the
                    Registrant and the various Underwriters, dated June 9,
                    1997.
      **3.1      -- Amended and Restated Memorandum of Association of the
                    Registrant.
      **3.2      -- Amended and Restated Articles of Association of the
                    Registrant.
       *4        -- Specimen of Ordinary Shares Certificate.
     **10.1      -- Registrant's Investment Savings and Profit Sharing Plan.
     **10.2      -- Registrant's Pension Plan (U.S. employees).
     **10.3      -- Registrant's Special Pension Plan (non-U.S. employees).
     **10.4      -- Registrant's Equity Restoration Plan.
      *10.5      -- Registrant's Supplemental Executive Retirement Plan.
      *10.6      -- Registrant's Performance Unit Plan.
    ***10.7      -- Registrant's Annual Incentive Compensation Plan.
    ***10.8      -- Registrant's 1997 Long Term Incentive Plan.
    ***10.9      -- Registrant's 1997 Non-Employee Director Stock Option
                    Plan.
    ***10.10     -- Registrant's 1997 Employee Share Purchase Plan.
      *10.11     -- Registrant's Employee Severance Protection Plan.
      *10.12     -- Registrant's Directors and Officers Indemnity Agreement.
      *10.13     -- Intercompany Agreement by and among Kuwait Petroleum
                    Corporation, SFIC Holdings (Cayman), Inc. and the
                    Registrant, dated June 9, 1997.
      *10.14     -- Management Services Agreement by and between SFIC
                    Holdings (Cayman), Inc. and the Registrant, dated June 9,
                    1997.
     **10.15     -- Agency Agreement between Kuwait Santa Fe Braun for
                    Engineering and Petroleum Enterprises (K.S.B.) Company
                    K.S.C. and the Registrant, dated April 1, 1992.
     **10.16     -- Contract for the Construction and Sale of a Jackup
                    Drilling Unit by and between Far East Levingston
                    Shipbuilding Ltd. and the Registrant dated as of December
                    16, 1996.
     **10.17     -- Drilling Contract by and between Mobil Oil Canada
                    Properties and Santa Fe Drilling Company (Canada)
                    Limited, dated as of December 16, 1996.
      *10.18     -- Share Purchase Agreement between SFIC Holdings (Cayman)
                    Inc. and the Registrant, dated as of June 9, 1997.
      *10.19     -- Contract for the Construction and Sale of Jackup Drilling
                    Unit Galaxy III by and between Keppel FELS Limited and
                    the Registrant, dated as of September 17, 1997.
      *10.20     -- Letter of Interim Agreement for Provision of Jackup
                    Drilling Unit by and between Amoco (U.K.) Exploration
                    Company and the Registrant, dated as of September 3,
                    1997.
   ****10.21     -- Consulting Agreement dated December 10, 1997 between
                    Registrant and Gordon M. Anderson.
   ****10.22     -- AMOCO (U.K.) Exploration Company Form of Contract Ref:
                    AD3300 for The Provision of the Jack-Up Drilling Unit
                    Santa Fe "Galaxy III" for Drilling Operations on the
                    U.K.C.S. with Santa Fe Drilling Company (North Sea)
                    Limited, Dated September 3, 1997 (with Appendix 5 only).
     **21        -- List of Subsidiaries
       23.1      -- Consent of Ernst & Young LLP, independent auditors

---------------

* Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

** Incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-6912) filed May 14, 1997.

*** Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 333-7070) filed June 13, 1997.

**** Incorporated by reference to the Company's Report on Form 6-K filed March
     3, 1998.