Form 20-F
period 1998-12-31
SANTA FE INTERNATIONAL CORP/
filed 1999-03-29
CIK 1038914

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                   FORM 20-F
                             ---------------------

(MARK ONE)
   [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

   [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                       OR

   [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-14634
                             ---------------------
                       SANTA FE INTERNATIONAL CORPORATION
             (Exact name of Registrant as specified in its charter)

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

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 114,762,469 Ordinary Shares, par value $0.01 per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                             Yes  [X]       No  [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17  [ ]       Item 18  [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----
PART I...........................................................................     1
  Item 1.            Description of Business.....................................     1
  Item 2.            Description of Property.....................................    18
  Item 3.            Legal Proceedings...........................................    19
  Item 4.            Control of Registrant.......................................    19
  Item 5.            Nature of Trading Market....................................    20
  Item 6.            Exchange Controls and Other Limitations Affecting Security
                       Holders...................................................    20
  Item 7.            Taxation....................................................    20
  Item 8.            Selected Consolidated Financial Data........................    21
  Item 9.            Management's Discussion and Analysis of Financial Condition
                       and Results of Operations.................................    23
  Item 9A.           Quantitative and Qualitative Disclosures about Market
                       Risk......................................................    34
  Item 10.           Directors and Officers of Registrant........................    35
  Item 11.           Compensation of Directors and Officers......................    37
  Item 12.           Options to Purchase Securities from Registrant or
                       Subsidiaries..............................................    42
  Item 13.           Interest of Management in Certain Transactions..............    42
PART II..........................................................................    45
  Item 14.           Description of Securities to Be Registered..................    45
PART III.........................................................................    45
  Item 15.           Defaults Upon Senior Securities.............................    45
  Item 16.           Changes in Securities and Changes in Security for Registered
                       Securities................................................    45
PART IV..........................................................................    46
  Item 17.           Financial Statements........................................    46
  Item 18.           Financial Statements........................................    46
  Item 19.           Financial Statements and Exhibits...........................    46

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company (defined below), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: adverse changes in contract drilling industry conditions, oil and natural gas prices, customer drilling budgets, competition from other drilling contractors, increase in industry fleet capacity, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, refurbishing and fabrication costs for drilling rigs, the availability and replacement costs for rig related equipment, spare parts and supplies, financing costs, changes in operating expenses, attraction and retention of skilled employees, uncertainties arising out of the Company's operations outside the United States, adverse changes in applicable tax laws, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, acts of war, and other factors referenced in this Annual Report on Form 20-F. Certain of these factors are discussed in more detail elsewhere in this Annual Report on Form 20-F, including without limitation "Item 1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such forward-looking statements to reflect future events or developments.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

     Santa Fe International Corporation (herein referred to individually and, where the context so requires, collectively with its subsidiaries and predecessors as "Santa Fe" or the "Company") is a leading international offshore and land contract driller that was incorporated in its current form under the laws of the Cayman Islands in 1990. As of February 28, 1999, the Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 32 land drilling rigs. Santa Fe also provides drilling related services to the petroleum industry worldwide, including third party rig operations, incentive drilling and drilling engineering and project management services. The Company is currently operating in 16 countries throughout the world. The Company's predecessor began U.S. land drilling operations in 1947, commenced international land operations in 1948, expanded into offshore platform drilling in 1956 and initiated mobile offshore rig operations in 1964.

     At the core of Santa Fe's drilling rig fleet is its fleet of heavy duty harsh environment jackup rigs (five of the 16 currently in service in the industry), which are capable of operating in water depths of up to 350-400 feet. The Company's current heavy duty harsh environment jackup fleet includes the Galaxy II, which was placed in service on November 9, 1998. Further, the Company has an additional heavy duty harsh environment rig under construction, the Galaxy III, which is expected to be delivered by the shipyard during the third quarter of 1999 and mobilized to its initial work area in the North Sea during the fourth quarter of 1999. Additionally, Santa Fe has three deep water semisubmersible rigs which are capable of operating in water depths of up to 2,000-2,400 feet; eight premium cantilever jackup rigs which are capable of operating in water depths of up to 300-350 feet; nine jackup rigs which are capable of operating in water depths of up to 200-250 feet, seven of which are cantilevered and two of which are specially designed to operate in shallow water; one platform rig; and 32 land rigs, all of which are specially equipped to operate in remote areas. See Note 11 of the Notes to Consolidated Financial Statements for certain financial data pertaining to the Company's business in various regions.

INDUSTRY CONDITIONS

     The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas. During 1998, the industry witnessed a substantial decline in oil prices with resulting adverse impact upon rig utilization and rig dayrates.

     During industry down cycles, drilling companies compete aggressively for contracts at depressed rates and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. Low rig utilization in weak markets causes drilling companies to lay-up or "stack" idle rigs, which often results in termination of employment of all or part of the associated rig crews.

     The contract drilling industry currently is in a down cycle resulting in reduced worldwide rig utilization and depressed rig rates. This situation may be exacerbated as newly built rigs enter the market and drilling companies aggressively compete for the limited available opportunities to contract rigs. The extent and duration of the current industry downturn will be influenced by many factors, including future fluctuations in the price of oil and natural gas and the resulting impact upon the drilling budgets of companies engaged in oil and gas exploration and production. See "-- Business Considerations and Risk Factors -- Contract Drilling Industry Volatility and Competition."

BUSINESS STRATEGY

     The Company's business strategy is to provide premium quality, cost-effective services to its customers in order to maximize the utilization of its rig fleet at relatively attractive dayrates, with the goal of enhancing shareholder value and establishing long term relationships with its customers. The Company's understanding of its customers' future needs guides strategic decisions regarding investment in equipment, selection of geographic markets and development of Company skills. The following are the principal components of the Company's business strategy:

  Modern Rig Fleet

     The Company continually invests in its drilling fleet through the acquisition and construction of new rigs and the upgrading, modernization and enhancement of existing rigs to increase drilling productivity and prolong rig life. Santa Fe rigorously evaluates each of its investments based on expected long term return on capital and profitability. Between 1988 and 1993 the Company made significant counter-cyclical investments in six new jackup rigs, including four heavy duty harsh environment jackup rigs and two 300 foot cantilever jackup rigs. The Company also placed the newly constructed Galaxy II heavy duty harsh environment rig in service on November 9, 1998, and has an additional rig of this class, the Galaxy III, currently under construction. The Galaxy III is expected to be delivered by the shipyard during the third quarter of 1999 and mobilized to its initial work area in the North Sea during the fourth quarter of 1999. During the period 1996 through 1998, the Company expanded its land rig fleet through the addition of six specialized, highly mobile rigs and, further, two medium duty 2,000 horsepower and four heavy duty 3,000 horsepower rigs, each of which are equipped with top drives. Also, in late 1998, the Company began assembly of an additional 3,000 horsepower high specification land rig for work in the Middle East in the second quarter of 1999. Over the past several years, the Company's rig fleet upgrade, modernization and enhancement program has included installation of top drive systems, improvements in mud processing and liquid storage capacity, jackup leg extensions, cantilever and skid-off capability. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  International Focus

     The Company operates outside the U.S., with its entire rig fleet currently deployed in seven major market areas around the world. The Company first operated in each of these markets more than 28 years ago. Santa

Fe believes the operational expertise, international workforce and business relationships it has established through its longstanding presence in its major international markets provide it with a competitive advantage in securing work on attractive terms. The Company favors markets where there is an opportunity to establish a significant presence and benefit from efficiencies associated with market concentration, but also seeks selected opportunities in niche and emerging markets.

     The Company believes that international markets generally require more specialized equipment and value added technical expertise than the U.S. market, providing Santa Fe with greater opportunities to secure attractive contracts. Furthermore, the Company believes that international markets for drilling services are somewhat less influenced by volatility in the prices of oil and natural gas than the U.S. market, thus increasing the relative stability of its operations. The Company's international focus enables it to minimize the level of worldwide taxation on its revenues, income and assets through various tax-efficient business structures.

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

  Specialized Drilling Services

     The Company provides drilling services requiring special expertise and technical innovation, such as high pressure, high temperature drilling and jackup rig skid-off drilling. The Company's ability to deliver such services is enhanced by the operational expertise and efficiencies it has developed from its long term presence in selected markets. By taking advantage of innovative contracting opportunities, including incentive contracts, the Company strives to enhance the profitability of its drilling services.

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

     Oil and natural gas prices fluctuate in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors. It is impossible to predict future oil and natural gas price movements with any certainty. Such fluctuations impact drilling budgets of companies engaged in exploration and development of oil and natural gas. Drilling expenditure budget fluctuations have a direct impact upon the demand and dayrates for drilling rigs.

     During 1998, oil prices declined substantially resulting in a significant decline in worldwide land and offshore drilling utilization and dayrates. These conditions prevail today and are expected to continue into the foreseeable future as drilling contractors aggressively compete for the declining number of rig contract opportunities which are available.

     In the drilling industry, contracts generally are awarded on a competitive bid basis wherein price often is the determining factor in the selection of a drilling contractor. A customer selecting a rig may consider other factors such as a contractor's safety record, productivity and specialized skills and capabilities and condition of equipment. During industry down cycles, drilling companies compete aggressively for contracts and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. The Company believes that competition for drilling contracts will continue to be intense for the foreseeable future.

     Additional rig construction, movement or reactivation could further depress rig dayrates and adversely affect utilization of the Company's rigs. In addition, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

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

     The Company evaluates its exposure to certain risks when participating in any project and, to the extent permitted by market conditions, contracts with its customers or joint venture partners to provide the Company with indemnification or other protection against certain risks, including those not generally covered by insurance and losses in excess of applicable insurance limits. There can be no assurance that the Company can obtain effective indemnification in its contracts, that the level of indemnification that can be obtained will be meaningful, that such indemnification agreements will be enforceable or that the customer will be financially able to comply with its indemnity obligations. See "-- Risks, Insurance and Indemnification" for a discussion of the Company's insurance coverage.

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

     As of February 28, 1999, all of the Company's rigs were engaged in operations or activities outside the United States and its territorial waters. The Company's worldwide operations are also subject to a variety of laws and regulations designed to improve safety in the businesses in which the Company operates. International conventions, including Safety of Life at Sea (SOLAS), the Convention For Prevention of Oil

Pollution by Ships at Sea (MARPOL) and the Code for Construction of Mobile Offshore Drilling Units (MODU CODE), generally are applicable to the Company's offshore operations. The Company's operations in the U.K. sector of the North Sea are also subject to strict regulatory requirements, including the Mineral Workings Act (MWA) 1971 and the Health and Safety at Work Act (HASAWA) 1974. Historically, the Company has made significant capital expenditures and incurred additional expenses to ensure that its marine rigs comply with applicable local and international health and safety regulations. Future efforts by the Company to comply with these regulations and standards may increase the Company's costs and may affect the demand for the Company's services by influencing energy prices or limiting the areas in which drilling may be performed.

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

  Environmental and Regulatory Risks

     The Company's worldwide operations are subject to numerous environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is held responsible. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose "strict liability" and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The Company believes its operations are in compliance in all material respects with all such laws and regulations. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. See "-- Governmental Regulation" for a discussion of the Company's regulatory operating requirements.

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

  Contract Termination and Performance Risks

     The Company's contracts with its customers often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. Such termination payments may not be sufficient to fully compensate the Company for the loss of the contract. Early termination of a contract may result in a rig being idle for an extended period of time. Contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods of time by reason of force majeure or excessive rig downtime for repairs, or upon other specified conditions. In periods of rapid market downturn, the Company's customers may not honor the terms of existing contracts and may terminate contracts or prevail upon the Company to renegotiate contract rates and terms to conform with depressed market conditions, reducing the Company's rig utilization and revenues.

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

  Dependence on Workforce

     The Company's high quality, well-trained and cost-effective rig crew and supervisory workforce contribute significantly to its ability to deliver premium quality services. If the Company were unable to retain its current workforce or to hire comparable personnel, it could have a material adverse effect on the success of the Company. The Company does not maintain key-person insurance for any of its senior management personnel.

  Uncertainties and Risks of Non-U.S. Operations

     Operations outside the U.S. account for substantially all of the Company's consolidated revenues. The Company's non-U.S. operations are subject to certain political, economic and other uncertainties not generally encountered in the U.S., including hazards incident to war and civil disturbances (or other hazards that may limit or disrupt markets) and the general hazards associated with the assertion of national sovereignty over certain areas in which operations are conducted. These risks are mitigated by the Company's ability to relocate its rigs. The Company's operations outside the U.S. are also subject to foreign customs and business practices, to changes in political conditions, such as confiscatory taxation, unreasonable regulation, unrealistic pricing or royalty terms, export sales restrictions, embargoes and expropriation or nationalization with or without compensation, to the additional risks of fluctuating currency values and hard currency shortages, to the possibility of realizing economic currency exchange losses when transactions are completed in currencies other than dollars and to the Company's ability to freely repatriate its earnings under existing exchange control laws. Additionally, export restrictions or trade sanctions imposed by the U.S. Government under the Export Administration Act, the Trading With the Enemy Act or similar legislation or regulation may impede the Company's ability, or the ability of its customers, to operate or continue to operate in certain countries. No prediction can be made as to what governmental regulations may be enacted in the future that could adversely affect the international drilling industry.

  Control by Holdings and Potential Conflicts of Interest

     As of February 28, 1999, SFIC Holdings (Cayman), Inc. ("Holdings"), a wholly owned subsidiary of Kuwait Petroleum Corporation ("KPC"), beneficially owned approximately 64.9% of the outstanding ordinary shares, par value $0.01 per share, of the Company ("Ordinary Shares"). KPC is wholly owned by the Government of Kuwait. Accordingly, KPC through Holdings is able to effectively control the election of the Board of Directors of the Company and effectively control the outcome of the vote on certain matters submitted to a vote of the Company's shareholders. The Company, Holdings and KPC have entered into agreements with respect to the approval by Holdings of certain future corporate actions by the Company, the management and allocation of certain liabilities relating to former non-drilling activities of the Company, registration rights for the Ordinary Shares owned by Holdings, and various other matters. See "Item
10. Directors and Officers of the Registrant" and "Item 13. Interest of Management in Certain Transactions."

DRILLING RIG FLEET AND DRILLING RELATED SERVICES

  Marine Rigs

     A marine rig consists of a suite of drilling equipment mounted on a hull or offshore platform. The drilling equipment generally is comprised of a derrick or mast, hoisting equipment, a rotary system, well control equipment, systems for storing, treating and pumping drilling fluids, and a power plant. The specifications of this drilling equipment will determine the drilling capabilities of the rig. Offshore rigs also generally include living quarters, cranes, heliports, and storage areas for drill pipe and drill collars and other materials. The design of the rig and its hull determines the marine areas in which it can operate. The Company's marine fleet consists of 22 jackup rigs, three semisubmersible rigs, and one platform rig. The Company's marine rigs are documented as vessels and are registered outside the U.S. During the fourth quarter of 1998, the Company's inland lake barge that formerly operated in Venezuela was retired from service. For financial reporting purposes, the Company's inland barge rig and platform rig have historically been combined under the heading "Other Marine Rigs." Effective January 1, 1999, the Company will classify the remaining platform rig as company-owned equipment within the Drilling Related Services segment.

     Jackup Rigs. The Company classifies its jackup rigs in three categories: heavy duty harsh environment rigs, 300-350 foot premium cantilever rigs, and 200-250 foot rigs. A jackup is a mobile rig that jacks down its legs to stand on the sea floor with its hull elevated above the water surface during drilling operations. For transportation between locations, the legs are raised and the hull is floated. The legs are raised and lowered by multiple jacking units attached to the legs. The water depth limit for each rig is a function of several factors, including leg length, sea floor conditions and the anticipated wind, wave and current severity. Jackup rigs can be used to drill exploration wells or to drill multiple production wells at the same location. Several features are important for this latter capability. A cantilever, on which is mounted the derrick, drill floor and substructure, enables the rig to drill alongside and over an adjacent platform or subsea template and to drill multiple wells at the same location without repositioning the rig. Twenty of the Company's 22 jackup rigs are cantilevered and five of them also have skid-off capability which enables the drilling system to be skidded onto a production platform for development drilling while the rig serves in a tender-assist mode. All of the Company's jackup rigs are equipped with top-drives. A top-drive enables the rig to drill long, highly deviated wells both more efficiently and more safely than conventional rotary equipment.

     The Company owns one of the world's largest fleets of heavy duty harsh environment jackup rigs (five of the 16 currently in service in the industry). Two of these rigs, the Galaxy I and the Galaxy II, are Universe class rig designs capable of operating in water depths of up to 400 feet. The Galaxy I is currently operating year-round in the harsh environment of the central North Sea in water depths of up to 360 feet, while the Galaxy II was placed in service offshore Nova Scotia on November 9, 1998. The Company is currently constructing an additional rig of this class, the Galaxy III, which is expected to be delivered by the shipyard during the third quarter of 1999 and mobilized to its initial work area in the North Sea during the fourth quarter of 1999. The Galaxy III is contracted to work in the U.K. sector of the North Sea for an initial term of three years. The Company's three other heavy duty harsh environment jackup rigs, the Monarch, Monitor and Magellan, are Monarch class rig designs capable of operating in water depths of up to 350 feet and are currently operating year-round in the central North Sea in water depths of up to 310 feet.

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

     Semisubmersible Rigs. The Company's three semisubmersible rigs are designed to work in deeper water than jackup rigs. These semisubmersible rigs operate afloat and include the machinery, quarters and drilling equipment on a deck structure which is supported by the buoyancy of two submerged barge-shaped hulls. The Company's semisubmersible rigs are moved between drill sites by pumping saltwater ballast out of the hulls until the rig is raised to its transit draft. Once the rig is positioned on location by tugs, saltwater ballast is pumped into the hulls until the water level is approximately midway between hulls and upper deck structure. The Company's semisubmersible rigs are maintained on station by an eight point mooring system. Two of the Company's semisubmersible rigs use combination wire rope/chain anchor lines which allow the rigs to operate in deeper water than would be the case if the anchor lines were all wire rope. The third rig uses all wire anchor lines. The mooring systems on the Company's semisubmersible rigs are often preferred for production drilling to minimize the risk of damaging existing pipelines on the seabed.

     All of the Company's semisubmersible rigs are deep water rigs equipped with top drives. The Company's semisubmersible rig in Equatorial Guinea, the Aleutian Key, is capable of operating in water depths of up to 2,300 feet of water. The Company's semisubmersible rigs in the North Sea (Rig 135 and Rig 140) are capable of operating in water depths of up to 2,400 feet and, with only minor structural modifications, can be upgraded to operate in water depths of up to 3,000 feet.

     Other Marine Rig. The Company currently owns and operates one platform rig in the North Sea that consists of a number of self-contained drilling equipment packages which, when assembled on a customer's offshore production platform, make a complete drilling rig. During the fourth quarter of 1998, the Company's lake barge in Venezuela was retired from service. Effective January 1, 1999, the Company classified its platform rig as a component of Drilling Related Services.

     More detailed information concerning the Company's marine fleet, as of February 28, 1999, is set forth in the table below:

                                                                                         MAXIMUM   MAXIMUM
                                  SERVICE DATE/                                           WATER    DRILLING    BLOWOUT
                                 YEAR-OF-LATEST                                           DEPTH     DEPTH     PREVENTER
         TYPE AND NAME           ENHANCEMENT(1)      RIG DESIGN       ATTRIBUTES(2)       (FT)       (FT)       (PSI)
         -------------           --------------      ----------       -------------      -------   --------   ---------
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Galaxy III...................  1999             F&G Universe      IC; SO: ATDS: SCR       400     30,000     15,000
                                 (Scheduled)
  Galaxy II....................  1998             F&G Universe      IC; SO; ATDS; SCR       400     30,000     15,000
  Magellan.....................  1992/1993        F&G Monarch       IC; SO; ATDS; SCR       350     30,000     15,000
  Galaxy I.....................  1991             F&G Universe      IC; SO; ATDS; SCR       400     30,000     15,000
  Monitor......................  1989             F&G Monarch       IC; ATDS; SCR           350     30,000     15,000
  Monarch......................  1988/1996        F&G Monarch       IC; ATDS: SCR           350     30,000     10,000
SEMISUBMERSIBLE RIGS
  Rig 135......................  1983/1989        F&G L-907         PA; ATDS; 3G; SCR     2,400     25,000     15,000
  Rig 140......................  1983/1998        F&G L-907         PA; ATDS: 3G; SCR     2,400     25,000     15,000
  Aleutian Key.................  1976/1995        F&G 9500          ATDS: 2G; SCR         2,300     25,000     10,000
300-350 FOOT CANTILEVER JACKUP RIGS
  Compact Driller..............  1993             MLT 116C          IC; TDS; SCR            300     25,000     10,000
  Parameswara..................  1993             BMC 300IC         IC; SO; TDS; SCR        300     25,000     10,000
  Key Hawaii...................  1983             MODEC JC-300      IC; ATDS: SCR           300     25,000     10,000
  Key Singapore................  1982/1994        MLT 116C          IC; TDS; SCR            350     25,000     10,000
  Rig 136......................  1982             F&G 780 Mod. II   IC; TDS; SCR            300     20,000     10,000
  Key Manhattan................  1980/1996        MLT 116C          IC; TDS; SCR            350     25,000     10,000
  Galveston Key(3).............  1978/1988        MLT 84/116C       IC; TDS; SCR            300     25,000     10,000
  Key Gibraltar................  1976/1996        MLT 84/116C       IC; SO; TDS; SCR        300     25,000     10,000
200-250 FOOT JACKUP RIGS
  Rig 134(3)...................  1982             F&G L-780         IC; TDS; SCR            250     20,000     10,000
  Rig 141......................  1982             MLT 82SDC         IC; TDS; SCR            250     20,000     10,000
  Rig 124......................  1980             Mitsui 200C-45    IC; TDS; SCR            250     20,000     10,000
  Key Bermuda..................  1980             Mitsui            IS; SD; TDS; SCR        200     20,000     10,000
  Rig 127......................  1981,1995        F&G L-780         IC; TDS; SCR            250     20,000     10,000
  Rig 105......................  1975             MLT 52C           IC; TDS; SCR            250     20,000      5,000
  Key Victoria.................  1974/1996        MLT 80            IS; SD; TDS; DC/DC      250     20,000     10,000
  Rig 103......................  1974/1994        MLT 52C           IC; TDS; SCR            250     20,000     10,000
  Britannia....................  1968/1987        Breit & Garcia    IC; TDS; SCR            230     20,000     10,000
OTHER MARINE RIG
  PLATFORM RIG
  Rig 82.......................  1968/1995        National 1320 UE  TDS; DC/DC              N/A     20,000      5,000

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

(2) Attributes are abbreviated as follows: "ATDS" means an advanced top drive system (Varco TDS 4 and above); "DC/DC" means a power transmission system in which DC electricity is generated by diesel engines and supplied directly to DC motors driving the principal components of drilling equipment (mud pumps, drawworks, and rotary table); "IC" means independent leg cantilever; "IS" means independent leg slot rig; "PA" means propulsion assist; "SCR" means a highly efficient power transmission system which rectifies AC power to DC power using a silicon controlled rectifier; "SD" means shallow draft; "SO" means skid-off capability; "TDS" means top drive drilling system; "2G" means 2nd generation semisubmersible; and "3G" means 3rd generation semisubmersible.

(3) The Galveston Key and Rig 134 are owned by P.T. Santa Fe Supraco Indonesia, a limited liability company of which the Company is a 95% shareholder.

     As of December 31, 1998, the average age of the Company's marine fleet, measured from the date first placed in service by the Company, was 16.4 years. The average age for heavy duty harsh environment jackup rigs, semisubmersible rigs, 300-350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs and other marine rig was 6.7 years, 17.5 years, 15.1 years, 20.9 years and 30.8 years, respectively.

  Land Rigs

     The Company had its origins as a U.S. land drilling contractor and was a pioneer in international land rig operations, especially in the Middle East and Latin America. Although the Company has emphasized the development of its marine fleet, it has maintained a substantial presence in selected international land rig markets and has continuously upgraded, modernized and enhanced its land rigs. Since the beginning of 1996, the Company has selectively expanded its land rig fleet. During the period 1996 through 1998, the Company expanded its land rig fleet through the addition of six specialized, highly mobile rigs and, further, two medium duty 2,000 horsepower and four heavy duty 3,000 horsepower rigs, each of which are equipped with top drives. Also, in late 1998, the Company began assembly of an additional 3,000 horsepower high specification land rig for work in the Middle East in the second quarter of 1999.

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

     The Company historically has concentrated its land rig operations in the Middle East, South America and North Africa. The Company has a longstanding operational history in these areas, having operated in each of them for over 28 years. As of December 31, 1998, the Company was operating 31 land rigs in Kuwait, Venezuela, Egypt, Oman, Qatar, the Kuwait-Saudi Arabia Partitioned Neutral Zone and Saudi Arabia. As of December 31, 1998, the average age of the Company's land rig fleet, measured from the date first placed in service by the Company, was 10.4 years.

     Information concerning the Company's fleet of land drilling rigs as of February 28, 1999 is set forth in the table below:

                                                            MAXIMUM
                                                            DRILLING    BLOWOUT
                                                             DEPTH     PREVENTER
            NAME               RIG TYPE        HORSEPOWER    (FT.)       (PSI)     POWER(1)
            ----               --------        ----------   --------   ---------   --------
COMPANY OWNED LAND RIGS
     Rig 144............  EMSCO C3               3,000       30,000     10,000     DC/DC
     Rig 155............  Oilwell E-3000         3,000       30,000     15,000     SCR
     Rig 173............  Gardner Denver 3000    3,000       30,000     10,000     SCR
     Rig 174............  EMSCO C3               3,000       30,000     10,000     SCR
     Rig 176............  Ideco 3000E            3,000       30,000     10,000     SCR
     Rig 177............  Oilwell E-3000         3,000       30,000     10,000     SCR
     Rig 180(3).........  National 1625          3,000       30,000     15,000     SCR
     Rig 94.............  National 110 UE        2,000       20,000     10,000     DC/DC
     Rig 97.............  Oilwell E-2000         2,000       20,000     10,000     SCR
     Rig 104............  National 1320 UE       2,000       20,000     10,000     DC/DC
     Rig 110............  Oilwell E-2000         2,000       20,000      5,000     DC/DC

                                                            MAXIMUM
                                                            DRILLING    BLOWOUT
                                                             DEPTH     PREVENTER
            NAME               RIG TYPE        HORSEPOWER    (FT.)       (PSI)     POWER(1)
            ----               --------        ----------   --------   ---------   --------
     Rig 115............  National 1320 UE       2,000       20,000     10,000     DC/DC
     Rig 119............  Oilwell E-2000         2,000       20,000     10,000     DC/DC
     Rig 158............  Oilwell E-2000         2,000       25,000     10,000     SCR
     Rig 178............  National 1320          2,000       20,000      5,000     SCR
     Rig 179............  National 1320          2,000       20,000      5,000     SCR
     Rig 157............  Ideco 1700 UE          1,700       17,000      5,000     SCR
     Rig 92.............  National 110 UE        1,500       16,000      5,000     DC/DC
     Rig 102............  National 110 UE        1,500       16,000      5,000     DC/DC
     Rig 147............  National 110 UE        1,500       16,000      5,000     DC/DC
     Rig 170............  National 110 UE        1,500       16,000      5,000     SCR
     Rig 169............  National 110 UE        1,500       16,000      5,000     SCR
     Rig 160............  Dreco 1250 E           1,250       12,000      5,000     SCR
     Rig 161............  Dreco 1250 E           1,250       12,000      5,000     SCR
     Rig 150............  National 80 UE         1,000       12,000      5,000     SCR
     Rig 151............  National 80 UE         1,000       12,000      5,000     SCR
     Rig 166............  Wilson 75                900        7,000      5,000     Mech
     Rig 167............  Wilson 75                900        7,000      5,000     Mech
     Rig 146............  Kremco 750               750       10,000      5,000     SCR
     Rig 159............  Cooper 750               750        8,000      5,000     Mech
     Rig 171............  Oilwell 660-E            750       10,000      5,000     SCR
     Rig 172............  Oilwell 660-E            750       10,000      5,000     SCR
     Rig 143............  Ideco H37 ED             420        6,500      3,000     Mech
JOINT VENTURE OWNED LAND RIGS(2)
     Rig 89.............  National 110 UE        1,500       16,000     10,000     DC/DC
     QDC 3..............  Cooper 650               650        8,000      3,000     Mech
     Rig 131............  Portadril                330        1,000       None     Mech

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

(2) For purposes of this table, joint ventures refer only to joint ventures which the Company accounts for on the equity method. The rigs listed are owned by Qatar Drilling Company W.L.L., of which the Company is a 49% shareholder.

(3) Under assembly.

  Rig Fleet Utilization

     At the direction of its Board of Directors, the Company implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

     The following table sets forth certain information for the Company's rig fleet during the calendar years ended December 31, 1998 and 1997, six months ended December 31, 1997 and 1996 and each of fiscal 1997 and 1996. Results for the calendar year ended December 31, 1997 and the six months ended December 31, 1996 are presented for comparative purposes.

                                                AVERAGE FOR THE    AVERAGE FOR THE    AVERAGE FOR THE
                                                 CALENDAR YEAR        SIX MONTHS        FISCAL YEAR
                                                     ENDED              ENDED              ENDED
                                                  DECEMBER 31,       DECEMBER 31,        JUNE 30,
                                                ----------------   ----------------   ---------------
                                                 1998      1997     1997      1996     1997     1996
                                                ------    ------   ------    ------   ------    -----
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Total rigs(1)...............................    4.1       4.0      4.0       4.0      4.0      4.0
  Rigs under contract.........................    4.1       4.0      4.0       4.0      4.0      3.9
  Utilization rate(2).........................   98.3%     99.0%    99.2%    100.0%    99.5%    97.5%
SEMISUBMERSIBLE RIGS
  Total rigs..................................    3.0       3.0      3.0       3.0      3.0      3.0
  Rigs under contract.........................    2.7       2.9      2.8       3.0      3.0      2.3
  Utilization rate(2).........................   91.1%     97.2%    94.4%    100.0%   100.0%    75.3%
300-350 FOOT CANTILEVER JACKUP RIGS(3)
  Total rigs..................................    8.0       8.0      8.0       7.0      7.5      7.0
  Rigs under contract.........................    7.6       7.8      7.8       6.5      7.2      6.7
  Utilization rate(2).........................   94.7%     97.2%    97.0%     93.5%    95.5%    95.7%
200-250 FOOT JACKUP RIGS(3)
  Total rigs..................................    9.0       9.0      9.0      10.0      9.5     10.0
  Rigs under contract.........................    8.0       8.9      9.0       8.6      8.8      8.8
  Utilization rate(2).........................   88.4%     99.3%   100.0%     86.4%    92.1%    88.4%
OTHER MARINE RIGS(4)
  Total rigs..................................    1.8       2.0      2.0       2.0      2.0      2.0
  Rigs under contract.........................    1.8       2.0      2.0       1.9      1.9      1.4
  Utilization rate(2).........................  100.0%    100.0%   100.0%     93.5%    96.7%    69.3%
LAND RIGS
  Total rigs..................................   29.2      25.9     27.5      23.3     23.8     21.5
  Rigs under contract.........................   25.9      23.5     25.4      21.4     21.5     20.5
  Utilization rate(2).........................   88.8%     90.8%    92.3%     92.1%    90.6%    95.3%

---------------

(1) There are 16 heavy duty harsh environment jackup rigs currently in service in the industry: Galaxy I, Galaxy II, Maersk Endurer, Maersk Gallant, Maersk Giant, Maersk Guardian, Magellan, Monarch, Monitor, Rowan-Gorilla II, Rowan-Gorilla III, Rowan-Gorilla IV, Rowan-Gorilla V, Transocean Nordic, West Epsilon and Ensco 100.

(2) "Utilization" means the percentage of the number of days a drilling rig is earning a normal daily margin under a customer contract compared to the total number of days within a specified period.

(3) For the fiscal year ended June 30, 1996, "200-250 foot jackup rigs" means the Company's nine jackup rigs capable of operating in water depths of up to 200-250 feet and the Key Gibraltar. During the fiscal year ended June 30, 1997, the Key Gibraltar was converted to a cantilever rig and extensively upgraded and was reclassified as a 300-350 foot cantilever jackup rig effective January 1, 1997.

(4) During the fourth quarter of calendar 1998, the Company's lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, the Company will classify its platform rig as a component of Drilling Related Services.

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

     Third Party Rig Operations. The Company's third party rig operations historically have been concentrated in the North Sea and Venezuela, areas where the Company also maintains substantial contract drilling operations. This enables the Company to meet the needs of its customers and to make more efficient use of its workforce and infrastructure. In September 1996, the Company expanded its third party rig operations into the emerging market of the Caspian Sea when it commenced operation and management of the semisubmersible rig, Dada Gorgud. A second semisubmersible, the Istiglal (formerly known as the Shelf 5) initiated operations in December 1998. As of December 31, 1998, the Company operated and maintained 13 platform, land and offshore rigs for third parties.

     The following table lists the location of third party rigs in which the Company was participating as of February 28, 1999.

              TYPE AND NAME                      RIG TYPE         CUSTOMER(1)      LOCATION
              -------------                      --------         -----------      --------
PLATFORM RIGS
  Andrew..................................  EMSCO                 BP Amoco      U.K. North Sea
  Beatrice................................  National 1320         Talisman      U.K. North Sea
  Buchan..................................  EMSCO C3              Talisman      U.K. North Sea
  Clyde...................................  Oilwell E-3000        Talisman      U.K. North Sea
  Fulmar..................................  National 1320 UE      Shell         U.K. North Sea
  Kittiwake...............................  National E-2000 VDB   Shell         U.K. North Sea
  Magnus..................................  National 1625         BP Amoco      U.K. North Sea
  Miller..................................  EMSCO C3              BP Amoco      U.K. North Sea
  Nelson..................................  EMSCO CE2             Enterprise    U.K. North Sea
  Tiffany.................................  EMSCO C2              Agip          U.K. North Sea
LAND RIGS
  CV15....................................  EMSCO 2000            Corpoven      Venezuela
SEMISUBMERSIBLE RIGS
  Dada Gorgud(2)..........................  F&G Pacesetter        AIOC          Azerbaijan
  Istiglal(2).............................  F&G Pacesetter        BP Amoco      Azerbaijan

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

     The Company operates each of its rigs under a contract either to drill a specified well or number of wells or for a stated period of time, which generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs. The contracts also contain provisions addressing automatic termination or termination at the option of the customer in certain circumstances and may be dishonored or subject to renegotiation in depressed market conditions. See "-- Business Considerations and Risk Factors, Contract Termination and Performance Risks."

     Many of the Company's contracts provide for compensation on a dayrate basis, under which the Company receives a fixed amount per day that the rig is operating under contract. Under a dayrate contract, the Company provides the drilling rig and personnel to operate the rig and to conduct the drilling operations. Operating expenses, such as crew wages and incidental supplies, with respect to the contracted rig are paid by the Company. Many of the Company's dayrate contracts also contain incentive terms which provide for additional remuneration if specified performance goals are met and sometimes provide for penalties in the form of reduced or suspended compensation if the specified goals are not achieved. The Company also provides turnkey, footage and other services on an incentive contract basis. See
"-- Drilling Rig Fleet and Drilling Related Services -- Incentive Drilling Services and Alliances" above.

     The Company's contracts generally provide for payment in dollars except for amounts required to meet local expenses. The rate of compensation specified in each contract depends on the type of equipment required, its availability and location, the location and nature of the operation to be performed, the duration of the work, market conditions and other variables. The contracts may provide for no dayrate, a reduced dayrate or lump sum payment when the rig is being transported to the first and from the last drill site. Generally, a reduced dayrate or no payment is applicable when operations are suspended because of force majeure or extended mechanical breakdown. Reduced dayrates often also apply while a rig is on standby awaiting a customer's directions or customer-furnished materials or services or while moving between well locations under the same contract. When drilling rigs are being relocated a substantial distance, the Company attempts to obtain either a lump sum payment or a dayrate plus transport costs as compensation for mobilization and demobilization expenses and the rig time incurred during the period of transit. In a depressed market, such compensation is difficult to obtain and the Company may incur the full costs of transportation and/or rig time during rig relocations.

     Contracts commonly contain renewal or extension provisions exercisable at the option of the customer which address extension for a number of wells or specified period of time. These options may provide that the compensation for the extension period must be agreed upon before commencement of the extension or the parties may have negotiated the extension period compensation at the time of the initial contract. The Company prefers either to negotiate provisions which require mutual agreement upon compensation for the option term (to obtain then-prevailing market rates) or establish a means of increasing compensation for the option term to reflect cost escalation and anticipated market conditions. During industry down cycles, drilling companies compete aggressively for contracts and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. In periods of rapid market downturn, the Company's customers may not honor the terms of existing contracts and may terminate contracts or prevail upon the Company to renegotiate contract rates and terms to conform with depressed market conditions.

     Contract information concerning the Company's marine and land drilling fleet, as of December 31, 1998, is set forth in the table below:

                                                                                 CURRENT
                                                                                CONTRACT
          TYPE AND NAME                  LOCATION            CUSTOMER(1)      EXPIRATION(2)
          -------------                  --------            -----------      -------------
HEAVY DUTY HARSH ENVIRONMENT
  JACKUP RIGS
  Galaxy III.....................  (Under construction)   BP Amoco            4th Qtr 02
  Galaxy II......................  Canada                 Mobil               Nov 03
  Magellan.......................  U.K. North Sea         Elf                 Jul 00(3)
  Galaxy I.......................  U.K. North Sea         Elf                 Mar 01
  Monitor........................  U.K. North Sea         BP Amoco            Nov 99
  Monarch........................  U.K. North Sea         BP Amoco            Mar 00(3)
SEMISUBMERSIBLE RIGS
  Rig 135........................  U.K. North Sea         BG                  Mar 00
  Rig 140........................  U.K. North Sea         Phillips            Jan 99(4)
  Aleutian Key...................  Equatorial Guinea      Mobil               Aug 99(3)
300-350 FOOT CANTILEVER JACKUP
  RIGS
  Compact Driller................  Thailand               Thaipo              Jun 99(3)

                                                                                 CURRENT
                                                                                CONTRACT
          TYPE AND NAME                  LOCATION            CUSTOMER(1)      EXPIRATION(2)
          -------------                  --------            -----------      -------------
  Parameswara....................  Vietnam                Petronas Carigali   Jul 99(3)
  Key Hawaii.....................  Egypt                  Agiba               Feb 99(3)
  Key Singapore..................  Egypt                  Deminex             Feb 99
  Rig 136........................  Egypt                  Petrobel            Feb 99
  Key Manhattan..................  Eritrea                Anadarko            Mar 99
  Galveston Key..................  Indonesia              Unocal              Jan 99
  Key Gibraltar..................  Malaysia               Shell               Apr 99
200-250 FOOT JACKUP RIGS
  Rig 134........................  Indonesia              Maxus               Jan 99
  Rig 141........................  Egypt                  Idle
  Rig 124........................  Egypt                  Idle                (5)
  Key Bermuda....................  Nigeria                Chevron             Oct 00
  Rig 127........................  Sharja                 Shipyard            (6)
  Rig 105........................  Egypt                  Petrobel            Jan 99
  Key Victoria...................  Venezuela              Idle
  Rig 103........................  Qatar                  QGPC                Jul 99
  Britannia......................  U.K. North Sea         Shell               Jun 01
OTHER MARINE RIG PLATFORM RIG
  Rig 82.........................  U.K. North Sea         Shell               Evergreen
COMPANY OWNED LAND RIGS
  Rig 92.........................  Egypt                  Khalda              Oct 99
  Rig 94.........................  Egypt                  HBS                 Feb 99(3)
  Rig 104........................  Egypt                  Eshpetco            Mar 99
  Rig 143........................  Egypt                  Petrobel            Sep 99
  Rig 147........................  Egypt                  Tullow              Jan 99
  Rig 170........................  Egypt                  Idle
  Rig 146........................  Kuwait                 KOC                 Mar 01
  Rig 155........................  Kuwait                 KOC                 Mar 01
  Rig 158........................  Kuwait                 KOC                 Mar 01
  Rig 160........................  Kuwait                 KOC                 Mar 01
  Rig 161........................  Kuwait                 KOC                 Mar 01
  Rig 169........................  Kuwait                 Mobilizing          (7)
  Rig 172........................  Kuwait                 KOC                 Jun 00
  Rig 102........................  Kuwait-Saudi PNZ       SAT                 Aug 99
  Rig 171........................  Kuwait-Saudi PNZ       SAT                 Aug 99
  Rig 173........................  Saudi Arabia           Aramco              May 00
  Rig 174........................  Saudi Arabia           Aramco              May 00
  Rig 144........................  Oman                   Idle
  Rig 150........................  Oman                   PDO                 Oct 01
  Rig 151........................  Oman                   PDO                 Apr 99(3)
  Rig 159........................  Oman                   PDO                 Jan 99
  Rig 157........................  Qatar                  Idle
  Rig 97.........................  Venezuela              Perez Companc       Oct 99
  Rig 110........................  Venezuela              PDVSA               Jan 99
  Rig 115........................  Venezuela              PDVSA               Mar 99
  Rig 119........................  Venezuela              Idle
  Rig 166........................  Venezuela              Mobil               Sep 99

                                                                                 CURRENT
                                                                                CONTRACT
          TYPE AND NAME                  LOCATION            CUSTOMER(1)      EXPIRATION(2)
          -------------                  --------            -----------      -------------
  Rig 167........................  Venezuela              Idle
  Rig 176........................  Venezuela              Mobilizing          (8)
  Rig 177........................  Venezuela              Arco                Oct 00
  Rig 178........................  Venezuela              Mobil               Jul 00
  Rig 179........................  Venezuela              Mobil               Sep 99
  Rig 180........................  (Under assembly)       KOC                 Apr 02
JOINT VENTURE OWNED LAND RIGS
  Rig 89.........................  Qatar                  QGPC                May 99(3)
  QDC 3..........................  Qatar                  Idle
  Rig 131........................  Qatar                  QGPC                May 99

---------------

(1) Generic designation including affiliates, joint ventures and consortia. "QGPC" means Qatar General Petroleum Company; "KOC" means Kuwait Oil Company; "SAT" means Saudi Arabia Texaco; "PDO" means Petroleum Development Oman; "PDVSA" means Petroleos de Venezuela; "PNZ" means Kuwait -- Saudi Arabian Partitioned Neutral Zone.

(2) Indicates date of scheduled expiration of current contract term, or, if the contract is for a fixed number of wells, date of estimated completion of those wells at December 31, 1998. Many contracts are subject to early termination.

(3) Contract is subject to customer term extension options(s).

(4) Rig 140 next to Shell UK for 3 years.

(5) Rig 124 next to Bapetco for 1 firm well plus 1 option well.

(6) Rig 127 contracted to Oxy Qatar at December 31; subsequently cancelled.

(7) Rig 169 next to KOC Kuwait for 3 years.

(8) Rig 176 next to Arco Venezuela for 2 years from January 1, 1999.

CUSTOMERS

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. Several major international oil companies have recently consolidated, and the Company is currently unable to predict the impact, if any, of such consolidation on its business. During the calendar year ended December 31, 1998, Royal Dutch/Shell Group of Companies and its affiliates, joint ventures and consortia and Elf Aquitaine accounted for 13.2% and 10.5% of the Company's consolidated revenues, respectively. See Note 11 of the Notes to Consolidated Financial Statements.

EMPLOYEES

     As of December 31, 1998, the Company had approximately 5,800 full time employees from more than 45 nations, over 95% of whom work outside the United States. Approximately two-thirds of the Company's employees are citizens of countries outside North America and Europe. Approximately 565 and 110 of the Company's employees in Venezuela and Nigeria, respectively, are represented by labor unions. In response to the recent market downturn, the Company's workforce had been reduced to approximately 5,500 full time employees at February 28, 1999.

JOINT VENTURE, AGENCY AND SPONSORSHIP RELATIONSHIPS AND OTHER INVESTMENTS

     In some areas of the world, local custom and practice or governmental requirements are such as to necessitate the formation of joint ventures with local participation. The Company is an active participant in several joint venture drilling companies, principally in Azerbaijan, Indonesia, Malaysia, Nigeria, Oman, Qatar and Saudi Arabia. The Istiglal commenced operations in the Caspian Sea in December 1998. The Istiglal and the Dada Gorgud are being operated under long term bareboat charters through the joint venture Caspian Drilling Company Limited, of which the Company owns 45%.

     The Company participates in a joint venture which operates a petroleum supply base in Indonesia. The Indonesian supply base, 42% owned by the Company, is located at Merak Point on West Java. It provides open and covered storage and bulk chemical trans-shipment facilities. The Company has managed this supply base for over 25 years. The land lease for the supply base, scheduled to expire in 2000, is subject to a pending renewal application and there is no assurance that the lease will be renewed on terms acceptable to the Company. The Company also has a passive minority investment in a Libyan drilling company which is accounted for on the cost basis.

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

     While the Company maintains broad insurance coverage, such insurance generally does not cover all types of losses (e.g., loss of charter hire/dayrate revenue, war, internal disturbances, expropriation, nationalization or business interruption). Losses and liabilities arising from uninsured or underinsured events would reduce revenues and increase costs to the Company. In addition, pollution and similar environmental risks generally are not fully insurable. As a consequence, the existing insurance may not be sufficient to protect the Company from all of its operational risks or against liability from all consequences of well disasters, maritime casualties or damage to the environment. It is also not sufficient to protect the Company for the full market or replacement value of assets that are rendered actual or constructive total losses. The Company may be liable for oil spills, costs of controlling a wild well, well loss or damage and similar matters if not indemnified by its customers or insured. When appropriate, the Company may separately insure well-related risks (well loss or damage, wild well control and pollution).

     The Company believes its policy with regard to the purchase of insurance coverage is consistent with industry practice with regard to the types, amounts and limits of insurance maintained. The Company has and will, from time to time, review its coverage levels and adjust them commensurate with industry conditions and perceived rig values. Further, no assurances can be given that the desired insurance coverages will continue to be available at rates considered reasonable or that certain types of coverage will be available at any cost.

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

     The Company has been named as a Potentially Responsible Party ("PRP") in connection with a Superfund site located adjacent to the city of Whittier, California in Santa Fe Springs and maintained by Waste Disposal, Inc. ("WDI"). On August 18, 1994 the U.S. Environmental Protection Agency (the "EPA") issued an Administrative Order for Remedial Design ("ORD") against eight PRPs, not including the Company, alleging that they are responsible for costs associated with the cleanup of the WDI site and requesting that these parties consent to undertake certain specific investigative and remedial measures with respect to the site. On March 31, 1997 the ORD was amended to modify the scope of remedial work to be performed at the site and to add thirteen additional parties, including the Company. On April 29, 1997 the Company advised the EPA of its intention to comply with the ORD. In an effort to minimize costs associated with its involvement in the site, the Company has entered into a Participation Agreement with the other named PRPs, by which the PRPs will provide monetary credit to certain PRPs for previously incurred costs, cooperate in common response to any claims arising out of the ORD, and allocate among themselves costs associated with their involvement with the site. The PRP's have agreed to an allocation arrangement, which, subject to resolution of pending appeals by certain PRP's, will result in the Company assuming responsibility for approximately 7.7% of costs related to site remediation. Under the allocation arrangement, this amount is reduced by recoveries from other parties, including landowners, non-participating PRP's and any contributions from the Environmental Protection Agency under its orphan share program. Ultimate liability will be dependent upon the results of continuing testing, evaluation and agreement between the EPA and the PRP's concerning the most cost effective and appropriate remediation of the site.

     Based on information presently available, the Company does not believe that any liability imposed in connection with the WDI site will have a material adverse effect on the Company's financial condition or ongoing results or operations given the nature and extent of its involvement at the site and available resources.

ITEM 4. CONTROL OF REGISTRANT.

     (a) As of February 28, 1999, Holdings, a wholly-owned subsidiary of KPC, beneficially owned approximately 64.9% of the outstanding Ordinary Shares. KPC is wholly-owned by the Government of Kuwait.

     So long as Holdings owns a majority of the outstanding Ordinary Shares, KPC through Holdings will be able to elect the Board of Directors of the Company and effectively control the outcome of the vote on certain matters submitted to a vote of the Company's shareholders. It is anticipated that Mr. Nader Hamad Sultan, a Director of the Company who also serves as Chairman and a member of the Board of Holdings, will be authorized by the Holdings Board to cast votes for Holdings' Ordinary Shares of the Company at the Company's 1999 Annual General Meeting of Shareholders, in person or by proxy. So long as KPC remains a significant indirect shareholder of the Company, it intends to oversee its investment in the Company, including exercise of its and Holdings' rights under the Intercompany Agreement and the Company's Articles. See "Item 13. Interest of Management in Certain Transactions."

     (b) The following table is furnished as of February 28, 1999 to indicate beneficial ownership of the Company's Ordinary Shares by (i) each person who is known by the Company to be a beneficial owner of more than 5% of the Company's Ordinary Shares and (ii) all executive officers and Directors of the Company as a group. The information in the following table was provided by such persons.

        TITLE OF CLASS             IDENTITY OF PERSON OR GROUP     AMOUNT OWNED   PERCENT OF CLASS
        --------------             ---------------------------     ------------   ----------------
Ordinary Shares................  SFIC Holdings (Cayman), Inc.       74,500,000          64.9%
Ordinary Shares................  Directors and Executive               182,840(1)        0.2%
                                 Officers as a group (17
                                   persons)

---------------

(1) Does not include 67,100 restricted shares or 788,025 options that are not exercisable within 60 days. Includes 13,945 shares held in the Company's Investment Savings and Profit Sharing Plan and 250 shares held by a spouse in a custodial account for the benefit of a minor child. Does not include 800 shares held of record by the spouse of Mr. Ferdinand A. Berger, a Director of the Company. Mr. Berger disclaims beneficial ownership of such 800 shares. Does not include 74,500,000 shares over which Mr. Nader Hamad Sultan has the authority to cast votes on behalf of Holdings at the Company's 1999 Annual General Meeting of Shareholders. Mr. Sultan disclaims beneficial ownership of such 74,500,000 shares.

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

                                                               HIGH      LOW
                                                              ------    ------
FISCAL YEAR ENDED JUNE 30, 1997:
  Fourth Quarter (commencing June 10, 1997).................  $34.63    $31.00
TRANSITION PERIOD FROM JULY 1, 1997 TO DECEMBER 31, 1997:
  First Quarter.............................................  $48.75    $33.50
  Second Quarter............................................  $57.00    $35.00
CALENDAR YEAR 1998
  First Quarter.............................................  $41.50    $29.75
  Second Quarter............................................  $42.94    $28.44
  Third Quarter.............................................  $31.44    $12.25
  Fourth Quarter............................................  $21.19    $11.19
CALENDAR YEAR 1999
  First Quarter (through February 28, 1999).................  $17.50    $13.00

     Based upon records maintained by its transfer agent, as of February 28, 1999, there were approximately 309 shareholders of record in the United States and 230 shareholders of record outside of the United States holding approximately 40,335,290 and 74,618,208 Ordinary Shares, respectively. These numbers include persons or entities holding shares as nominees for beneficial owners.

     On March 5, 1999, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 15, 1999 to holders of record at the close of business March 31, 1999. The Company's current dividend policy contemplates the payment of quarterly dividends of $0.0325 per Ordinary Share.

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

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA.

     At the direction of its Board of Directors, the Company implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

     The following table sets forth selected consolidated financial data for the Company as of and for the calendar years ended December 31, 1998 and 1997, the six months ended December 31, 1997 and 1996 and for each of the four fiscal years in the period ended June 30, 1997, which has been derived from audited financial statements of the Company. Audited financial statements for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the two years in the period ended June 30, 1997 and 1996 are included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto.

                                    CALENDAR YEAR ENDED       SIX MONTHS ENDED                    FISCAL YEAR ENDED
                                       DECEMBER 31,             DECEMBER 31,                          JUNE 30,
                                  -----------------------   ---------------------   ---------------------------------------------
                                     1998       1997(1)        1997      1996(1)       1997         1996        1995       1994
                                  ----------   ----------   ----------   --------   ----------   ----------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenues..............  $  811,346   $  688,957   $  375,185   $264,791   $  578,563   $  470,882   $466,262   $391,752
Operating costs.................     414,022      373,833      195,678    161,510      339,665      308,513    320,317    271,951
                                  ----------   ----------   ----------   --------   ----------   ----------   --------   --------
Operating margin................     397,324      315,124      179,507    103,281      238,898      162,369    145,945    119,801
Other operating costs and
  expenses:
  Depreciation and
    amortization(2).............      55,807       46,197       24,876     22,039       43,360       77,128     86,916     87,460
  General and administrative....      22,161       20,149       10,781      7,563       16,931       17,168     16,225     14,676
  Gain on sale of assets........      (5,988)        (626)        (374)      (789)      (1,041)        (754)    (1,355)    (2,176)
                                  ----------   ----------   ----------   --------   ----------   ----------   --------   --------
Operating income (loss).........     325,344      249,404      144,224     74,468      179,648       68,827     44,159     19,841
Other income (expense), net.....       1,320        2,868          804      4,529        6,593        9,016      5,094     (1,336)
                                  ----------   ----------   ----------   --------   ----------   ----------   --------   --------
Income before provision for
  taxes on income...............     326,664      252,272      145,028     78,997      186,241       77,843     49,253     18,505
Provision for taxes on income...      39,520       27,486       16,500     10,339       21,325       15,867      4,955      8,007
                                  ----------   ----------   ----------   --------   ----------   ----------   --------   --------
Net income......................  $  287,144   $  224,786   $  128,528   $ 68,658   $  164,916   $   61,976   $ 44,298   $ 10,498
                                  ==========   ==========   ==========   ========   ==========   ==========   ========   ========
Net income per ordinary
  share(3):
  Basic.........................  $     2.51   $     1.96   $     1.12              $     1.44
  Diluted.......................  $     2.50   $     1.96   $     1.12              $     1.44
Pro forma net income per
  ordinary share(2):
  Basic.........................                                         $   0.60                $     0.54
  Diluted.......................                                         $   0.60                $     0.54
Cash dividends per ordinary
  share(4)......................  $     0.13   $    0.065   $    0.065   $     --   $       --   $       --
                                  ==========   ==========   ==========   ========   ==========   ==========
OTHER FINANCIAL DATA:
Capital expenditures............  $  277,400   $  229,192   $  127,133   $ 44,537   $  146,596   $   64,810   $ 36,443   $ 44,527
Cash flows provided by (used
  in):
  Operating activities..........     343,221      297,794      164,669     74,053      207,178      113,118    131,685     82,326
  Investing activities..........    (272,475)    (235,648)    (131,428)   (38,977)    (143,197)       5,012    (14,643)   (17,781)
  Financing activities..........     (14,885)     (66,785)      (3,721)    (3,829)     (66,893)    (108,391)   (98,373)   (69,756)
EBITDA(5).......................     381,151      295,601      169,100     96,507      223,008      145,955    131,075    107,301

                                    CALENDAR YEAR ENDED       SIX MONTHS ENDED                    FISCAL YEAR ENDED
                                       DECEMBER 31,             DECEMBER 31,                          JUNE 30,
                                  -----------------------   ---------------------   ---------------------------------------------
                                     1998       1997(1)        1997      1996(1)       1997         1996        1995       1994
                                  ----------   ----------   ----------   --------   ----------   ----------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Working capital.................  $  170,776   $  122,700   $  122,700   $172,627   $  125,730   $  124,333   $ 89,033   $ 73,466
Property and equipment, net.....   1,049,201      801,970      801,970    610,216      691,300      587,420    599,680    652,202
Total assets....................   1,453,736    1,161,453    1,161,453    948,232    1,000,446      884,998    924,983    938,206
Total debt(6)...................          --           --           --         --           --           --     58,364     84,254
Shareholders' equity............   1,227,224      953,017      953,017    797,921      831,115      733,092    728,089    755,253

---------------

(1) Calendar 1997 results were derived from audited financial information found elsewhere in this Annual Report on Form 20-F and are provided for comparative purposes, as are results for the six months ended December 31, 1996.

(2) During 1996, the Company's management undertook engineering and economic studies to evaluate the economic useful lives of its drilling rigs. The study results indicated that the estimated useful lives should be extended by 12 years from 18 to 30 years for marine rigs and by four years from 12 to 16 years for land rigs. The Company's Board of Directors approved application of the change in estimated useful lives effective July 1, 1996 which reduced depreciation expense, and increased net income, by approximately $34.5 million for the fiscal year ended June 30, 1997. See
    Note 3 of the Notes to Consolidated Financial Statements.

(3) The basic income per Ordinary Share data for the calendar years ended December 31, 1998 and 1997, the six months ended December 31, 1997 and the fiscal year ended June 30, 1997 is calculated based on weighted average shares outstanding for the periods of 114,500,000. The dilutive impact of Ordinary Share equivalents related to stock awards and options outstanding under the Company's share award plans was not significant for the periods presented, increasing the weighted average shares outstanding used in the computation for the calendar year ended December 31, 1998, the calendar year and six months ended December 31, 1997 and the fiscal year ended June 30, 1997 to 114,812,000, 114,608,000 and 114,502,000, respectively. The pro forma net income per Ordinary Share data for the six months ended December 31, 1996 and the fiscal year ended June 30, 1996 is calculated as though 114,500,000 shares issued were outstanding. See Note 2 of the Notes to Consolidated Financial Statements.

(4) Prior to becoming a public company, the Company made certain distributions to its sole shareholder.

(5) EBITDA (Operating Income before depreciation) is a supplemental financial measure used by the Company in evaluating its business and should be read in conjunction with all the information in the Consolidated Financial Statements and notes thereto included elsewhere herein. The Company believes that EBITDA is a measure commonly used by analysts, investors and others interested in the contract drilling industry. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. The difference between cash flows provided by operating activities and EBITDA relates to interest, taxes, depreciation and changes in operating assets and liabilities. EBITDA should not be considered as an alternative to net income or cash flow from operating activities or as an indication of the Company's performance or as a measure of liquidity. The Company's definition of EBITDA may not be comparable with similarly titled measures disclosed by other companies.

(6) Total debt related to rigs held under leveraged capitalized lease obligations. During 1996 and 1994 the Company acquired the equity owner's interest in such rigs and extinguished the related obligations during 1996 and 1995.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, included elsewhere in this Annual Report on Form 20-F.

RESULTS OF OPERATIONS

  General

     Overview. The Company is subject to many risks which could impair liquidity and operating results because of decreased revenues, increased expenses or both. The contract drilling industry is a highly competitive and cyclical industry which is influenced by customer drilling budgets and expenditures and oil and natural gas pricing, consumption and demand. The industry has and may encounter periods of rapid downturn which result in substantially reduced dayrates and low utilization. A further reduction in industry utilization could idle more of the Company's drilling rigs, in which event the Company must bear idle rig expenses without any offsetting revenue. Should the industry engage in a more extensive rig building program, the resulting increase in rig supply could cause a further deterioration of the market for the Company's rigs. Any of these events could have a materially adverse effect on the Company's revenues, gross margins and net income and the Company's liquidity in future periods.

     The Company's contract drilling revenues vary based upon demand, which affects the number of days the rig fleet is utilized and the dayrates received. Revenue can also increase or decrease as a result of the acquisition or disposal of rigs. In order to improve utilization, realize higher dayrates or retain market share, the Company may mobilize its rigs from one market to another. During periods of mobilization, however, revenues generally are adversely affected. As a response to changes in demand and dayrate conditions, the Company may withdraw a rig from the market by "stacking" it in an idle mode or may reactivate a rig which was previously stacked, which may decrease or increase revenues, respectively. See "Item 1. Description of Business -- Industry Conditions." See "-- Liquidity and Capital Resources -- Industry Risks" for a description of certain factors that may affect the Company's results of operations in the future.

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

     In reviewing the Company's results of operations, it should be noted that current industry conditions are considerably less positive than those reflected in recent results. During 1998, oil prices declined substantially resulting in a significant decrease in the worldwide demand for drilling services. The Company has recently witnessed significant industry declines in offshore drilling rig and land rig utilization and dayrates. The impact on the Company through December 31, 1998 was relatively minor; however, the Company is currently experiencing similar declines and expects 1999 rig utilization and dayrates to be considerably lower than those experienced in 1998. Other revenues, including those associated with mobilization, incentive programs, drilling related services and project management, are expected to be adversely impacted as well.

     Operating costs. Operating costs are not affected by changes in dayrates, nor are they necessarily significantly affected by fluctuations in utilization. For instance, if a rig is idle for a short period of time, the Company realizes few decreases in operating expenses since the rig typically is maintained in a ready-to-operate state with a full crew. However, if a rig were expected to be idle for more than a brief period of time, the Company may reduce the size of the rig's crew and take steps to maintain the rig in an idle "stacked" mode, which lowers expenses and partially offsets the negative impact on operating income associated with loss of revenues. Operating costs also may be impacted by the Company's ability to successfully hire and train sufficient numbers of employees to operate the Company's drilling equipment. The Company recognizes as an operating cost repair and maintenance activities, such as painting, inspections and routine overhauls that maintain rather than upgrade the rigs. These expenses include the purchase of parts and materials from third parties, the prices of which vary from period to period and are, in part, impacted by influences outside the control of the Company. While the Company has experienced significant increases in the cost of rig related equipment and spare parts due to manufacturer/supplier price increases over the past few years, prices have recently stabilized or declined. The Company's financial results could be negatively affected in the future by these or similar cost increases.

     Current drilling industry conditions have resulted in a significant decline in demand for drilling rigs which, in turn, has resulted in an increase in the number of idle rigs. The Company presently has a number of rigs idle and expects to experience overall lower fleet utilization. The previously mentioned expected lower revenues combined with lower rig utilization has caused the Company to take certain actions such as reduce personnel employment as rigs become idle, defer certain non-essential operating expenses, reduce land based support personnel, defer compensation actions and apply other similar cost conservation measures. The Company will continue to evaluate market conditions and make further adjustments as appropriate.

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

     Provision for taxes on income. The Company is not subject to income taxes in the Cayman Islands. The Company's provision for taxes on income for the calendar years ended December 31, 1998 and 1997, the six months ended December 31, 1997 and 1996 and the fiscal years ended June 30, 1997 and 1996 was $39.5 million, $27.5 million, $16.5 million, $10.3 million, $21.3 million and $15.9 million, respectively. The Company's effective tax rate for the calendar years ended December 31, 1998 and 1997, the six months ended December 31, 1997 and 1996 and the fiscal years ended June 30, 1997 and 1996 was 12.1%, 10.9%, 11.4%,
13.1%, 11.5% and 20.4%, respectively. The effective tax rate varies from period to period because each country in which the Company operates has its own tax system and because the amounts earned in, and subject to tax by, each jurisdiction change from period to period. Since 1996, the Company's consolidated pre-tax income has increased while the effective tax rate has remained relatively constant within a low range because a substantial portion of the Company's pre-tax income is either not subject to taxation or is subject to taxation at rates lower than the Company's average worldwide rates. See Note 5 of Notes to Consolidated Financial Statements.

     The following table presents data relating to the Company's operating revenues, operating costs, operating income, utilization and average dayrates by equipment type and for drilling services.

                                       CALENDAR YEAR ENDED    SIX MONTHS ENDED    FISCAL YEAR ENDED
                                          DECEMBER 31,          DECEMBER 31,           JUNE 30,
                                       -------------------   ------------------   ------------------
                                         1998     1997(1)      1997     1996(1)     1997      1996
                                       --------   --------   --------   -------   --------   -------
                                                              (IN THOUSANDS)
OPERATING REVENUES
Heavy duty harsh environment jackup
  rigs...............................  $148,997   $135,931   $ 71,813   $55,623   $119,741   $92,939
Semisubmersible rigs.................   114,952     87,787     49,483    26,447     64,751    37,510
300-350 foot cantilever jackup
  rigs(2)............................   150,602    121,854     66,867    38,786     93,773    65,308
200-250 foot jackup rigs(2)..........   143,164    122,817     69,272    42,651     97,141    73,716
Other marine rigs(3).................    11,836     11,984      5,669     5,639     11,009     4,666
                                       --------   --------   --------   -------   --------   -------
          Total marine rigs..........   569,551    480,373    263,104   169,146    386,415   274,139
                                       --------   --------   --------   -------   --------   -------
Land rigs............................   147,880    125,527     71,626    49,257    103,158    91,859
Drilling related services............    92,746     81,472     39,596    45,028     86,904   101,581
Other................................     1,169      1,585        859     1,360      2,086     3,303
                                       --------   --------   --------   -------   --------   -------
          Total operating revenues...   811,346    688,957    375,185   264,791    578,563   470,882
                                       --------   --------   --------   -------   --------   -------
OPERATING COSTS(4)
Heavy duty harsh environment jackup
  rigs...............................    49,549     47,091     25,224    23,351     45,218    40,528
Semisubmersible rigs.................    63,712     41,694     22,767    18,042     36,969    30,979
300-350 foot cantilever jackup
  rigs(2)............................    58,373     59,645     30,125    19,380     48,900    39,130
200-250 foot jackup rigs(2)..........    66,982     59,260     31,491    31,182     59,552    53,947
Other marine rigs(3).................     8,659      8,477      4,219     3,151      6,808     3,252
                                       --------   --------   --------   -------   --------   -------
          Total marine rigs..........   247,275    216,167    113,826    95,106    197,447   167,836
                                       --------   --------   --------   -------   --------   -------
Land rigs............................    97,966     86,547     48,345    35,485     73,687    63,689
Drilling related services............    65,665     61,641     30,537    30,305     61,408    75,775
Other................................     3,116      9,478      2,970       614      7,123     1,213
                                       --------   --------   --------   -------   --------   -------
          Total operating costs......   414,022    373,833    195,678   161,510    339,665   308,513
                                       --------   --------   --------   -------   --------   -------
          OPERATING MARGIN...........   397,324    315,124    179,507   103,281    238,898   162,369
                                       --------   --------   --------   -------   --------   -------
Depreciation and amortization........   (55,807)   (46,197)   (24,876)  (22,039)   (43,360)  (77,128)
General and administrative...........   (22,161)   (20,149)   (10,781)   (7,563)   (16,931)  (17,168)
Gain on sale of assets...............     5,988        626        374       789      1,041       754
                                       --------   --------   --------   -------   --------   -------
          OPERATING INCOME...........  $325,344   $249,404   $144,224   $74,468   $179,648   $68,827
                                       ========   ========   ========   =======   ========   =======
OPERATING INCOME AS A PERCENTAGE OF
  REVENUES...........................      40.1%      36.2%      38.4%     28.1%      31.1%     14.6%
                                       ========   ========   ========   =======   ========   =======
AVERAGE RIG FLEET UTILIZATION
Heavy duty harsh environment jackup
  rigs...............................      98.3%      99.0%      99.2%    100.0%      99.5%     97.5%
Semisubmersible rigs.................      91.1       97.2       94.4     100.0      100.0      75.3
300-350 foot cantilever jackup
  rigs(2)............................      94.7       97.2       97.0      93.5       95.5      95.7
200-250 foot jackup rigs(2)..........      88.4       99.3      100.0      86.4       92.1      88.4
Other marine rigs....................     100.0      100.0      100.0      93.5       96.7      69.3
          Total marine rigs..........      93.0       98.4       98.3      92.5       95.5      88.8
Land rigs............................      88.8       90.8       92.3      92.1       90.6      95.3

                                       CALENDAR YEAR ENDED    SIX MONTHS ENDED    FISCAL YEAR ENDED
                                          DECEMBER 31,          DECEMBER 31,           JUNE 30,
                                       -------------------   ------------------   ------------------
                                         1998     1997(1)      1997     1996(1)     1997      1996
                                       --------   --------   --------   -------   --------   -------
AVERAGE DAYRATES
Heavy duty harsh environment jackup
  rigs...............................  $100,132   $ 94,005   $ 98,374   $75,575   $ 82,466   $65,129
Semisubmersible rigs.................   115,298     82,507     94,977    47,911     59,133    45,357
300-350 foot cantilever jackup
  rigs(2)............................    54,487     42,952     46,826    32,214     35,887    26,645
200-250 foot jackup rigs(2)..........    49,299     37,662     41,831    26,825     30,404    22,773
Other marine rigs....................    18,237     16,416     15,405    16,392     15,593     9,203
          Total marine rigs..........    64,707     51,443     55,944    38,216     42,646    32,446
Land rigs............................    15,642     14,611     15,331    12,486     13,118    12,264

---------------

(1) Calendar 1997 results were derived from audited financial information found elsewhere in this Annual Report on Form 20-F and are provided for comparative purposes, as are results for the six months ended December 31, 1996.

(2) For the fiscal years ended June 30, 1996 and 1995, "200-250 jackup rigs" means the Company's nine jackup rigs capable of operating in water depths of up to 200-250 feet and the Key Gibraltar. During the fiscal year ended June 30, 1997, the Key Gibraltar was converted to a cantilever rig and extensively upgraded and was reclassified as a 300-350 foot cantilever jackup rig effective January 1, 1997.

(3) During the fourth quarter of calendar 1998, the Company's lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, the Company will classify its platform rig as a component of Drilling Related Services.

(4) Exclusive of depreciation which is presented separately below.

CALENDAR YEARS ENDED DECEMBER 31, 1998 AND 1997

     Operating revenues. Total operating revenues increased $122.4 million (17.8%). Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $13.1 million (9.6%). Average dayrates increased 6.5% ($8.4 million), the new rig Galaxy II began operations on November 9, 1998 ($6.0 million) and the Galaxy I worked an additional eight days ($0.8 million). Partially offsetting these increases, the Magellan was idle while completing certification inspections and preparing for a new contract ($2.1 million). Operating revenues for the Company's three semisubmersibles increased $27.2 million (30.9%), mainly due to a 39.7% increase in average dayrates ($30.5 million) and 31 days increased Rig 135 utilization in the North Sea ($3.0 million). These increases were partially offset by 98 days lower utilization of Rig 140 ($6.3 million) as it was relocated from the Gulf of Mexico to the North Sea, undergoing a planned shipyard maintenance and capital upgrade program prior to the commencement of its new contract. Revenues from 300-350 foot cantilever jackups increased $28.7 million (23.6%) primarily because of a 26.9% increase in average dayrates ($33.7 million), partially offset by lower utilization ($5.0 million), mainly for the Paramesawa and Compact Driller as they were mobilized from Australia and Gabon to Malaysia and Thailand, respectively. Revenues from 200-250 foot jackup rigs increased $20.3 million (16.6%), mainly due to a 30.9% increase in average dayrates ($33.3 million), partially offset by 357 days lower utilization ($12.9 million), primarily on Rig 134 in Indonesia, Rig 127 in Qatar, the Key Victoria in Venezuela and Rig 141 in Oman. Revenues from land rigs increased by $22.4 million (17.8%). Four new rigs, three in South America and one in North Africa, operated in the calendar year ended December 31, 1998 as compared with the same period of 1997, increasing revenues by $10.7 million. Higher utilization of four rigs that were placed in service in the Middle East during 1997 contributed higher revenues of $14.5 million. Revenues from the remaining land rigs decreased $2.8 million due to 475 days decreased utilization ($6.5 million) partially offset by increased average dayrates ($3.7 million). Revenues from drilling related services increased $11.3 million (13.8%) primarily because of a $14.0 million increase in revenues from incentive contracts, partially offset by a $2.7 million decrease in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea. Third party operations revenues decreased mainly due to the August 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea. Prior to that date, the rig was operated solely by the Company. Decreased well engineering services in the North Sea were partially offset by increased activity in the Middle East.

     Operating costs. Total operating costs increased $40.2 million (10.8%). Operating costs for the heavy duty harsh environment jackup rigs increased $2.5 million (5.2%), primarily due to increased costs associated with a new contract for the Magellan and the startup of the Galaxy II in November, 1998. Semisubmersible rig operating costs increased $22.0 million (52.8%) primarily due to the relocation of Rig 140 from the Gulf of Mexico and costs incurred for its planned shipyard maintenance program prior to commencing new work in the North Sea. Operating costs for 200-250 foot jackup rigs increased $7.7 million (13.0%) mainly due to increased costs associated with a new contract for the Key Victoria in South America, increased costs associated with maintenance and support on the Key Bermuda in Nigeria and increased maintenance costs for Rig 127 in Qatar. Operating costs associated with land rigs increased $11.4 million (13.2%) primarily due to the staged deployment of eight additional rigs during the calendar years ended December 31, 1998 and 1997. In 1998, three rigs were deployed in South America and one in North Africa, increasing operating costs by $7.5 million. Increased utilization of rigs deployed in 1997, two to Saudi Arabia and two to the Kuwait-Saudi Partitioned Neutral Zone, resulted in increased expense of $7.2 million. The remaining decrease of $3.3 million in land rig operating costs stemmed mainly from decreased utilization. Operating costs from drilling related services increased $4.0 million (6.5%). Incentive drilling expense increased $7.5 million mainly due to an increase in the number of contracts containing incentive based provisions in the North Sea. Third party rig operations expenses decreased $3.5 million mainly due to the August 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea and decreased well engineering services in the North Sea, partially offset by increased activity in the Middle East. The $6.4 million (67.1%) decrease in other operating costs was primarily due to reduced provision for inventory obsolescence.

     General and administrative. General and administrative expense increased $2.0 million (10.0%) primarily due to increased costs associated with becoming a public company in June 1997 ($1.0 million), increased employee benefit plan costs ($0.5 million) and increased costs associated with higher staff levels ($0.5 million).

     Depreciation and amortization. Depreciation and amortization expense increased $9.6 million (20.8%) for the calendar year ended December 31, 1998 as compared with the same period in the prior year. Depreciation of eight new land rigs placed in service during 1998 and 1997 and the Galaxy II resulted in increased expense of $3.9 million and $1.1 million, respectively, with the remainder of the increase due to depreciation of general capital additions to all other rigs and equipment.

     Gain on sale of assets. Gain on sale of assets increased $5.4 million for the calendar year ended December 31, 1998 as compared with the same period in the prior year. On July 10, 1998, Rig 162, one of the Company's land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. As provided for in the drilling contract, the customer elected to cancel the remaining term of the contract and the Company determined that the rig would not be rebuilt. An unrepaired partial loss settlement was negotiated with the Company's insurance carriers under which total proceeds of $13.8 million were received, resulting in recognition of a $4.8 million gain during the fourth calendar quarter of 1998. The remaining increase of $0.6 million resulted from increased sales and dispositions of miscellaneous equipment.

     Other income (expense), net. This category experienced a $1.5 million decrease for the calendar year ended December 31, 1998. Foreign exchange losses increased $1.7 million, primarily resulting from unfavorable movements of the dollar in relation to the Indonesian rupiah and the Venezuelan bolivar. Other charges increased $0.9 million, primarily due to increased provision for contingencies. Investment income increased by $1.1 million, primarily due to higher invested balances.

     Provision for taxes on income. The provision for taxes on income increased $12.0 million (43.8%) primarily due to increased earnings in North Africa, South America, Southeast Asia and the U.K., leading to an increase in the Company's effective tax rate to 12.1% from 10.9% for the same period in 1997.

     Net income. Net income for the calendar year ended December 31, 1998 increased $62.3 million (27.7%) to $287.1 million as compared to $224.8 million for the same period in the prior year. This increase resulted primarily from the increase of $122.4 million in the Company's operating revenues and $5.4 million increased gain on sales of assets, partially offset by increased operating expense of $40.2 million, increased general and administrative expense of $2.0 million, $9.6 million higher depreciation expense, lower other income (expense), net of $1.5 million and an increased provision for income taxes of $12.0 million.

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

     Provision for taxes on income. The provision for taxes on income increased by $6.2 million, primarily due to significantly increased earnings in the U.K., Egypt, West Africa and the U.S. For the six months ended December 31, 1997, the Company's effective tax rate decreased to 11.4% from 13.1% for the six months ended December 31, 1996 primarily because a substantial portion of the Company's pre-tax income was either not subject to taxation or was subject to taxation at rates lower than the Company's average worldwide rates. See Note 5 of Notes to Consolidated Financial Statements.

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

     Provision for taxes on income. The provision for taxes on income increased by $5.4 million, primarily due to significantly increased earnings in the U.K., Egypt, Venezuela and West Africa, partially offset by a reduction in the provision for taxes in the U.S. The Company's effective tax rate decreased to 11.5% from 20.4% for the fiscal year ended June 30, 1996 primarily because a substantial portion of the Company's pre-tax income was either not subject to taxation or was subject to taxation at rates lower than the Company's average worldwide rates. See Note 5 of Notes to Consolidated Financial Statements.

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

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $343.2 million and $297.8 million for the calendar years ended December 31, 1998 and 1997, respectively. The increase in cash flows from operations was primarily attributable to increased net income adjusted for non-cash charges, partially offset by increased working capital requirements. Investing activities used cash of $272.5 million and $235.7 million for the calendar years ended December 31, 1998 and 1997, respectively. The increased usage in investing activities of $36.8 million was primarily due to $48.2 million increased capital spending, partially offset by $13.8 million increased proceeds from the insurance settlement associated with the loss of Rig 162. Capital expenditures totaled $277.4 million and $229.2 million for the calendar years ended December 31, 1998 and 1997, respectively, principally related to rig expansion, upgrades and modernization. For the calendar year periods, capital expenditures on the heavy duty harsh environment jackup rig Galaxy III and new land rig and related expenditures increased $89.5 million and $28.0 million, respectively, while spending on the Galaxy II decreased $56.6 million. Construction of the Galaxy II is now complete and the rig was mobilized to its initial work location offshore Nova Scotia, Canada and began work under its five year contract on November 9, 1998. Cash used in financing activities was $14.9 million for the calendar year ended December 31, 1998 and consisted solely of dividends paid. For the calendar year ended December 31, 1997, the total cash used in financing activities was $66.8 million and consisted of $59.4 million cash distributions to Holdings pursuant to the initial public offering of Ordinary Shares and $7.4 million dividends paid subsequent to the initial public offering.

     The Company has budgeted approximately $167 million for capital expenditures during the year ending December 31, 1999. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is budgeted to require approximately $64 million and represent numerous individual transactions spread over the course of the year. Progress payments on the Galaxy III heavy duty harsh environment jackup rig presently under construction are estimated to require approximately $60 million with initial mobilization expected to require an additional $8 million. The Company believes it has minimal exposure to significant cost increases in completing the Galaxy III construction during the second half of 1999 as the construction contract with the shipyard is a fixed price agreement, and the Company has to date been, and expects through the completion of this construction project to be, successful in purchasing the Company provided drilling equipment at price and delivery terms within the Company's initial project estimates. The Company currently has one high specification 3,000 horsepower land rig under assembly for work in the Middle East that is expected to require approximately $10 million to complete for initial work in the second quarter of 1999. In addition, the Company identified $25 million intended for use in either constructing or acquiring new rig(s) as indicated based upon market conditions. It is expected that the entire 1999 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

     As noted throughout this Annual Report on Form 20-F, drilling industry activity has declined sharply in recent months. This decline and other factors have caused the Company to initiate a program whereby 1999 capital spending requirements will be continuously reviewed with the objective of reducing commitments to only those needed to meet essential rig maintenance requirements, certain capital upgrades, client contract requirements and potential counter-cyclical rig acquisitions.

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

     On March 5, 1999, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 15, 1999 to holders of record at the close of business March 31, 1999. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

     The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1999.

     The Company currently has a $35 million uncommitted credit facility for advances and letter of credit with a major bank, $1.4 million of which is subject to standby letters of credit at December 31, 1998.

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

     Although inflation has not had a significant impact on the Company's results of operations during the past several years, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

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

     The Company's worldwide operations are subject to numerous environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose "strict liability" and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. See "Item 1. Description of Business -- Business Considerations and Risk Factors -- Environmental and Regulatory Risks."

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

IMPACT OF YEAR 2000

     The Company has actively been pursuing solutions to the Millennium Date Change Problem ("Y2K") for approximately two years with initial activities concentrating on Information Technology ("IT") issues. A Company-wide initiative was launched in January 1998 with the formation of the Y2K Office responsible for coordinating the Y2K efforts and reporting directly to the Company's Chief Executive Officer. A Company policy was issued in April 1998 stating a goal of 'business as usual' and further specifying that the Company intended to be prepared for Y2K by July 1999 with the responsibility for the preparation allocated to operating and administrative management. Guidance as to minimum requirements included development of a 'Quality Plan' document that organized local initiatives complete with milestones and reporting requirements, definitions of conformity and operational significance and an outline of a basic program of awareness, inventory, impact analysis, mitigation, implementation and testing.

     A Company-wide awareness campaign was initiated, with all operational centers visited. At these meetings, Y2K policy and guidance was presented, and the responsibilities of local management were discussed. Eighteen centers are now working towards the solutions of their Y2K issues with the support of the Y2K Office in Dallas, Texas.

     Due to the diverse geographic location and nature of the Company business activities ranging from the operation of drilling rigs through the procurement and supply of materials, the potential Y2K problems are being considered in three categories: IT; Field Equipment; and Third Party Relationships. To these three categories, a common set of analyses is applied in order to evaluate the potential for the disruption of business. Evaluation of operational significance of all potentially Y2K sensitive functions or components is critical to subsequent mitigation and remedial action.

     IT issues include remediation of corporate supported software including materials management, accounting and payroll systems and the upgrade of non-compliant hardware and communication systems. Major software applications have been modified and are presently in the testing phase. The remaining applications are due to be tested in the first quarter of 1999. Final deployment of IT solutions is scheduled to be ongoing through July 1999. Analysis of hardware (primarily computer) compliance is scheduled for completion in the first quarter of 1999, with 90% of this effort complete at February 1, 1999. All hardware will be deployed by July 1999.

     As to field equipment issues, a considerable amount of electrical equipment is used on drilling rigs for control, monitoring and data acquisition. This equipment contains imbedded microprocessors and is potentially Y2K sensitive. A comprehensive inventory of all such equipment has been compiled and assessed as to potential risk and appropriate remedial action. Analysis to date has shown that many items of equipment are Y2K compliant. Verification of operation of critical items is now taking place and includes independent validation. Known non-compliant equipment is in the process of being upgraded or replaced with implementation and testing targeted for completion in April 1999.

     In the area of third party relationships, the Company's business relies heavily on the supply of goods and services from outside suppliers and failure of any provider as a result of Y2K issues could cause serious business disruption. In order to minimize potential disruption, all suppliers of goods and services are being surveyed and critical suppliers are being audited to determine their preparedness for Y2K. As of February 28, 1999, this effort was 70% complete. Where doubt exists, alternative sources are being secured if available. Contingency plans are being developed to accommodate such failure.

     In the event that Y2K compliance is not timely met in certain critical areas, operating and administrative management are in the process of developing and testing contingency plans covering a wide range of issues that could adversely impact business. These include failure of systems that effect safety and the environment, supply of equipment and materials and provision of utilities, particularly in third world countries. All major contingency plans are targeted for completion in April 1999. It must, however, be clearly recognized that contingency planning will continue to the millennium rollover date as circumstances dictate.

     Costs for the Company-wide Y2K initiative are estimated at $5.1 million. Expenditures for the calendar year ended December 31, 1998 amounted to approximately $1.4 million, with an estimated $3.7 million to be spent in 1999. Since full verification of Y2K compliance of field equipment is not yet complete, unforeseen expenses that must be incurred to insure Y2K success may be encountered. Y2K remediation costs are charged to operations on a current basis as incurred.

     The Company has determined that its insurance does not cover costs incurred to remedy Y2K related problems. The Company's insurance may provide reimbursement for physical loss or damage to the Company's insured property which results from a Y2K related incident.

     Company management believes that an effective program is in place to resolve the Y2K issue in a timely manner. Since it is not possible to anticipate all eventualities, particularly where third world countries are concerned, circumstances which impact or interrupt normal business operations could occur. The resulting cost, potential liability and loss of revenue under such circumstances is not subject to quantification and has not been included in estimates as detailed herein.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Not applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

     The Board of Directors of the Company currently has nine members. The Company's Articles of Association (the "Articles") divide the Board of Directors into three classes having staggered terms of three years each, with Classes II, III and I having initial terms expiring at the annual general meeting of shareholders in 1999, 2000 and 2001, respectively. The Articles also require the number of Directors to be not less than nine nor more than 15 and provide that the Board is to determine, from time to time, the number of Directors to be on the Board. Officers are elected by the Board of Directors for one year terms of office expiring at the next Annual General Meeting of Shareholders. Information with respect to the current Directors and executive officers of the Company is set forth below.

DIRECTORS AND EXECUTIVE OFFICERS

     The following is a list of the Directors and executive officers of the Company as of February 28, 1999.

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Gordon M. Anderson........................  66    Chairman of the Board and Class I Director
C. Stedman Garber, Jr.....................  55    President, Chief Executive Officer and
                                                  Class III Director
Richard N. Haass..........................  47    Class I Director
Khaled R. Al-Haroon.......................  49    Class I Director
Ferdinand Anton Berger....................  60    Class II Director
Stephen J. Solarz.........................  58    Class II Director
Nader Hamad Sultan........................  50    Class II Director
Sami Fahed Al-Rushaid.....................  44    Class III Director
Robert E. Wycoff..........................  68    Class III Director
Donald G. Barber..........................  64    Senior Vice President and Chief Financial
                                                    Officer
Gordon W. McCullough......................  64    Senior Vice President, Drilling Operations
Roger B. Hunt.............................  49    Senior Vice President, Commercial Manager
Ali Awad..................................  58    Vice President and Area Manager
James A. Blue.............................  53    Vice President and Regional Manager
Seals M. McCarty..........................  52    Vice President and Controller
Cary A. Moomjian, Jr......................  51    Vice President, General Counsel and
                                                  Secretary
Tom L. Seeliger...........................  55    Vice President and Area Manager

     Gordon M. Anderson has served as a Director of the Company since 1969. Mr. Anderson was appointed President and Chief Executive Officer in 1991 and became Chairman of the Board of Directors in 1993. Mr. Anderson has worked with the Company since June 1954. Following several international assignments, he was appointed President of Santa Fe Drilling Company in 1972. Mr. Anderson retired as Chief Executive Officer in December 1997 and currently serves as a non-employee Director and Chairman of the Board. Mr. Anderson also serves as a Trustee of the American University in Cairo.

     C. Stedman Garber, Jr. has served as a Director of the Company since 1989. Mr. Garber was employed by Getty Oil Company between 1977 and 1984. Mr. Garber joined the Company in 1984 as Vice President of Planning and Acquisition and in 1989 was appointed President of Santa Fe Minerals, Inc., a former subsidiary of the Company. Mr. Garber was named Executive Vice President and Chief Operating Officer of the Company in 1991, was appointed President and Chief Operating Officer in December 1995 and was appointed Chief Executive Officer effective January 1, 1998. Mr. Garber also serves as a Director of the American Petroleum Institute.

     Richard N. Haass has served as a Director of the Company since November 1998. Dr. Haass is Director of Foreign Policy Studies at the Brookings Institution. A widely quoted expert on contemporary American foreign policy, Dr. Haass also consults for NBC News, is a frequent contributor to foreign affairs journals and major newspapers and is an author of several books. Dr. Haass has extensive government experience and served as Special Assistant to President George Bush and Senior Director on the staff of the National Security Council. He was awarded the Presidential Citizens Medal for his contribution to the development of U.S. policy during Operations Desert Shield and Desert Storm, has held various posts in the Departments of State and Defense, and was a legislative aide in the U.S. Senate.

     Khaled R. Al-Haroon has served as a Director of the Company since November 1998. Mr. Al-Haroon serves on the Board of Kuwait Petroleum Corporation and as Managing Director of International Operations. He also serves as the Chairman-Oils Sector Loss Assessment Committee and is the Deputy Chairman of Kuwait Petroleum Corporation's Higher Tender Committee. His career began in 1974 with the International Marketing Group of the Kuwait National Petroleum Company. Since 1980, Mr. Al-Haroon has held various management positions at Kuwait Petroleum Corporation. Mr. Al-Haroon also serves as a Director of Holdings.

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

     Stephen J. Solarz has served as a Director of the Company since November 1998. Mr. Solarz is President of Solarz Associates, an international consulting firm. He also is a Director of the George Washington University Foreign Policy Forum, Vice Chairman of the International Crisis Group, and a Senior Counselor at APCO Associates. Mr. Solarz serves on the Board of several corporations including Samsonite, IRI International and the First Philippine Fund, and is a Director of the National Endowment for Democracy, the International Rescue Committee, the National Democratic Institute and the Balkan Action Council Steering Committee. Mr. Solarz has served in public office for twenty-four years, both in the New York Assembly and in the U.S. House of Representatives. As a Congressman, Mr. Solarz served on various committees, including the House Foreign Affairs Committee where he chaired the Subcommittee on Africa and the Subcommittee on Asian and Pacific Affairs. He was appointed by President Clinton as Chairman of the Board of the Central Asian-American Enterprise Fund, served as President Clinton's special envoy to Cambodia and co-chaired the National Democratic Institute's election observer delegation.

     Nader Hamad Sultan has served as a Director of the Company since January 1995. Since 1993, he has served as Deputy Chairman and Managing Director, Planning and International Operations, of KPC and was appointed Chief Executive Officer of KPC in 1998. Mr. Sultan also serves as a Director of KPC and Holdings.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

COMPENSATION OF DIRECTORS AND OFFICERS

     For the calendar year ended December 31, 1998, the aggregate remuneration paid by the Company (which includes salary and other cash payments under the Company's benefit plans and policies) to all Directors and executive officers of the Company as a group (21 persons, including three former Directors and a deceased executive officer) for services in all capacities was $9,811,481.

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

The Company has also adopted a stock option plan for non-employee Directors. See "-- Long Term Incentive Plans -- 1997 Non-Employee Director Stock Option Plan." Effective January 1, 1999, non-employee Directors are permitted to defer receipt of cash compensation for Director service pursuant to a Deferred Compensation Plan adopted by the Company in December 1998.

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

     In general, the Compensation Committee will establish a target incentive award for each participant based on performance measures (and performance scales for the measures) and individual objectives. The maximum target incentive award shall not exceed 100% of the participant's base salary in effect at the beginning of the plan year. The current performance measures are (i) cash flow from operations and (ii) return on average capital employed as compared to certain peer group companies set forth in the AIP. In general, except for "covered employees," as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (relating to deduction limits for compensation over $1 million), the Compensation Committee has discretion to vary these measures and the relative weight to assign to the various objectives. With respect to covered employees, the individual objectives must be capable of determination by a third party and all of the objectives must be established during the first 90 days of the plan year.

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

     Each unit awarded under the Performance Unit Plan represents the right to receive an amount in cash on the date of payout, the amount of which depends upon the Company's targeted three-year total cash flow from operations and a return on fixed assets (three-year average of the annual cash flow from operations divided by fixed assets) compared to a comparative group of peer companies. The minimum (threshold) is $20 per unit, which is payable if the Company's cash flow from operations equals 80% of targeted cash flow from operations and the Company's return on fixed assets equals the 40th percentile of its peer companies. If the results are less than threshold for any of the two performance criteria, no awards are earned. The target amount of $100 per unit is payable if the Company meets targeted total cash flow from operations and return on fixed assets equals the 60th percentile of its peer companies. The maximum amount of $300 per unit is payable if the Company's cash flow from operations equals or exceeds 150% of targeted cash flow from operations and return on fixed assets equals or exceeds the 90th percentile of peer companies. As of December 31, 1998, there were 14 participants in the Performance Unit Plan.

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

     Employees of the Company eligible for awards under the LTIP are executive officers, other officers and key management personnel selected by the Compensation Committee (including employees who are Directors), and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. As of December 31, 1998, there were 427 persons who participated in the LTIP. Awards under the LTIP may consist of the grant of stock options, share appreciation rights, restricted and/or performance-based share awards and/or restricted and/or performance-based cash awards, granted singly, in combination or in tandem. The exercise price for stock options shall not be less than 85% of the fair market value of the stock on the date of the option grant (100% in the case of incentive stock options). The Compensation Committee can also award supplemental payments up to the amount necessary to pay the federal income tax payable with respect to exercise of non-qualified stock options, share appreciation rights, restricted shares and performance units. If approved by the Compensation Committee, the Company may also make loans to participants to purchase shares pursuant to the exercise of an award. During the term of the LTIP, an aggregate of 5,725,000 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the LTIP. No participant may receive during a fiscal year incentive awards covering an aggregate of more than 150,000 Ordinary Shares.

     The Compensation Committee is responsible for administration and interpretation of the LTIP. When a participant's employment with the Company is terminated, any unexercised, deferred or unpaid awards will be treated as provided in the specific agreement evidencing the award. If a participant terminates for "good reason" (as defined in the LTIP) within two years after a Change in Control (as defined below), all outstanding stock options shall become vested and immediately exercisable and will remain exercisable until the earlier of the expiration of their term or the first anniversary of the termination of employment, all shares of restricted stock will immediately cease to be forfeitable and all conditions relating to realization of any other stock-based or non-stock award will immediately terminate. In addition, upon a Change in Control (as defined below), the Company will have the right to cash out all incentive awards (and all non-vested awards will vest) based on their fair market value; for this purpose, their market value will be the average fair market value per share on each of the five trading days immediately following a Change in Control or the highest price per share, if any, offered in connection with a Change in Control, whichever is higher. This cash out is automatic if the stock of the surviving entity in a Change in Control is not publicly traded.

     As of February 28, 1999, an aggregate of 810,325 options to purchase the Company's Ordinary Shares (net of canceled or expired options) had been granted under the LTIP to all Directors and executive officers as a group (17 persons). Such options were granted at exercise prices ranging from $12.25 to $45.00 per Ordinary Share and expire ten years from date of grant or earlier. In addition, the Company has granted restricted share awards for an aggregate of 107,600 Ordinary Shares to all Directors and executive officers as a group (17 persons).

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

     As of February 28, 1999, an aggregate of 58,000 options to purchase the Company's Ordinary Shares (net of canceled or expired options) had been granted under the Director Plan to eight non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $12.25 to $45.50 per Ordinary Share. Any new non-employee Director will be granted a one-time award of a right to purchase 10,000 Ordinary Shares (increased from 4,000 by amendment of the Director Plan in March 1999) upon their election to the Board at the fair market stock price/value on the date of their election. Each non-employee Director who continues in office immediately following the Annual General Meeting of Shareholders in any year (commencing in 1998) will automatically be granted an option to acquire 5,000 shares of Ordinary Shares (increased from 2,000 by amendment of the Director Plan in March 1999). The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 22,000 options (increased from 10,000 by amendment of the Director Plan in December 1998) in any year. The price of shares that may be purchased upon exercise of an option is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

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

     Once a year, participants in the Share Purchase Plan are granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the date of exercise, whichever is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally speaking, participants pay option exercise prices through payroll deductions. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan, which became effective January 1, 1998, is administered by the Compensation Committee.

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

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $44.8 million for the calendar year ended December 31, 1998. The Company paid agency fees to a subsidiary of KPC of $0.6 million during the calendar year ended December 31, 1998. The Company had accounts receivable from KPC affiliated companies of $6.1 million at December 31, 1998.

RELATED PARTY AGREEMENTS

     The following summary description of the agreements among the Company, Holdings and KPC and of the Articles is qualified in its entirety by reference to the forms of Intercompany Agreement and Management Services Agreement and the Articles filed as exhibits to this Annual Report on Form 20-F.

  Intercompany Agreement

     In connection with the Offering, the Company, Holdings and KPC have entered into an Intercompany Agreement (the "Intercompany Agreement"), certain provisions of which are summarized below. As used herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     Indemnification. As of December 31, 1998, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $61 million incurred by certain subsidiaries which conducted the Company's former non-drilling operations and services (the "Non-Drilling Subsidiaries") on or before March 31, 1997. Holdings maintains cash and cash equivalents (the "Liability Payment Fund") which will be used to satisfy those liabilities remaining after such date. The Company,

Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities. See "-- Management Services Agreement."

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

CONSULTING AGREEMENT

     On December 10, 1997, Gordon M. Anderson, a Director of the Company, and the Company entered into a Consulting Agreement pursuant to which Mr. Anderson shall serve as an independent consultant to the Company with respect to matters relating to or affecting the operations of the Company. The term of the Consulting Agreement was one year, terminating on January 1, 1999. Pursuant to the Consulting Agreement, the Company has compensated Mr. Anderson by issuing to Mr. Anderson 4,000 restricted Ordinary Shares under the Company's LTIP. In addition, on the 25th month anniversary from the date of the grant of restricted Ordinary Shares, the Company will further compensate Mr. Anderson under the Consulting Agreement by paying Mr. Anderson cash in an amount equal to the federal income tax payable with respect to the vesting of the 4,000 Ordinary Shares and the federal income tax payable with respect to the cash payment to Mr. Anderson. The Consulting Agreement also provides that Mr. Anderson will be entitled to the standard Directors' cash and noncash compensation that all other non-employee Directors are entitled to receive. Mr. Anderson has fulfilled his obligations under the Consulting Agreement, which was not renewed for 1999.

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

ITEM 18. FINANCIAL STATEMENTS.

     See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

     See Index to Consolidated Financial Statements on page F-1.

     (b) Exhibits

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
        **3.1            -- Amended and Restated Memorandum of Association of the
                            Registrant.
        **3.2            -- Amended and Restated Articles of Association of the
                            Registrant.
         *4              -- Specimen of Ordinary Shares Certificate.
       **10.1            -- Registrant's Investment Savings and Profit Sharing Plan.
       **10.2            -- Registrant's Pension Plan (U.S. employees).
       **10.3            -- Registrant's Special Pension Plan (non-U.S. employees).
       **10.4            -- Registrant's Equity Restoration Plan.
        *10.5            -- Registrant's Supplemental Executive Retirement Plan.
        *10.6            -- Registrant's Performance Unit Plan.
      ***10.7            -- Registrant's Annual Incentive Compensation Plan.
      ***10.8            -- Registrant's 1997 Long Term Incentive Plan.
      ***10.9            -- Registrant's 1997 Non-Employee Director Stock Option
                            Plan.
      ***10.10           -- Registrant's 1997 Employee Share Purchase Plan.
        *10.11           -- Registrant's Employee Severance Protection Plan.
        *10.12           -- Registrant's Directors and Officers Indemnity Agreement.
        *10.13           -- Intercompany Agreement by and among Kuwait Petroleum
                            Corporation, SFIC Holdings (Cayman), Inc. and the
                            Registrant, dated June 9, 1997.
        *10.14           -- Management Services Agreement by and between SFIC
                            Holdings (Cayman), Inc. and the Registrant, dated June 9,
                            1997.
       **10.15           -- Agency Agreement between Kuwait Santa Fe Braun for
                            Engineering and Petroleum Enterprises( K.S.B.) Company
                            K.S.C. and the Registrant, dated April 1, 1992.
       **10.16           -- Contract for the Construction and Sale of a Jackup
                            Drilling Unit by and between Far East Levingston
                            Shipbuilding Ltd. and the Registrant, dated as of
                            December 16, 1996.
       **10.17           -- Drilling Contract by and between Mobil Oil Canada
                            Properties and Santa Fe Drilling Company (Canada)
                            Limited, dated as of December 16, 1996.
        *10.18           -- Share Purchase Agreement between SFIC Holdings (Cayman)
                            Inc. and the Registrant, dated as of June 9, 1997.
        *10.19           -- Contract for the Construction and Sale of Jackup Drilling
                            Unit Galaxy III by and between Keppel FELS Limited and
                            the Registrant, dated as of September 17, 1997.

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
        *10.20           -- Letter of Interim Agreement for Provision of Jackup
                            Drilling Unit by and between Amoco (U.K.) Exploration
                            Company and the Registrant, dated as of September 3,
                            1997.
     ****10.21           -- Consulting Agreement dated December 10, 1997 between
                            Registrant and Gordon M. Anderson.
     ****10.22           -- AMOCO (U.K.) Exploration Company Form of Contract Ref:
                            AD3300 for The Provision of the Jack-Up Drilling Unit
                            Santa Fe "Galaxy III" for Drilling Operations on the
                            U.K.C.S. with Santa Fe Drilling Company (North Sea)
                            Limited, dated September 3, 1997 (with Appendix 5 only).
        +10.23           -- Registrant's Non-Employee Director Deferred Compensation
                            Plan.
        +10.24           -- Amendment to Registrant's 1997 Non-Employee Director
                            Stock Option Plan.
        +10.25           -- Amendment to Registrant's 1997 Long-Term Incentive
                            Compensation Plan.
        +10.26           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan.
        +10.27           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan.
        +10.28           -- Amendment to Registrant's 1997 Non-Employee Director
                            Stock Option Plan.
        +21              -- List of Subsidiaries.
        +23.1            -- Consent of Ernst & Young LLP, independent auditors

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

+    Filed herewith.

                       SANTA FE INTERNATIONAL CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Auditors..............................   F-1
Consolidated Statements of Operations for the calendar year
  ended December 31, 1998, the six months ended December 31,
  1997 and the fiscal years ended June 30, 1997 and 1996....   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................   F-3
Consolidated Statements of Shareholders' Equity for the
  calendar year ended December 31, 1998, the six months
  ended December 31, 1997 and the fiscal years ended June
  30, 1997 and 1996.........................................   F-4
Consolidated Statements of Cash Flows for the calendar year
  ended December 31, 1998, the six months ended December 31,
  1997 and the fiscal years ended June 30, 1997 and 1996....   F-5
Notes to the Consolidated Financial Statements..............   F-6

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Santa Fe International Corporation

     We have audited the accompanying consolidated balance sheets of Santa Fe International Corporation and subsidiary companies (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Santa Fe International Corporation and subsidiary companies at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996, in conformity with generally accepted accounting principles in the United States.

                                            ERNST & YOUNG LLP

Dallas, Texas
January 27, 1999

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                           CALENDAR YEAR    SIX MONTHS
                                               ENDED          ENDED       FISCAL YEAR ENDED JUNE 30,
                                           DECEMBER 31,    DECEMBER 31,   ---------------------------
                                               1998            1997           1997           1996
                                           -------------   ------------   ------------   ------------
Operating revenues (Notes 11 and 12).....  $    811,346    $    375,185   $    578,563   $    470,882
Operating costs..........................       414,022         195,678        339,665        308,513
                                           ------------    ------------   ------------   ------------
          Operating margin...............       397,324         179,507        238,898        162,369
Other operating costs and expenses:
  Depreciation and amortization (Note
     3)..................................        55,807          24,876         43,360         77,128
  General and administrative.............        22,161          10,781         16,931         17,168
  Gain on sale of assets.................        (5,988)           (374)        (1,041)          (754)
                                           ------------    ------------   ------------   ------------
Operating income.........................       325,344         144,224        179,648         68,827
Other income (expense):
  Investment income......................         5,583           1,364          5,702         10,071
  Interest expense.......................            --              --             --           (386)
  Other, net.............................        (4,263)           (560)           891           (669)
                                           ------------    ------------   ------------   ------------
Income before provision for taxes on
  income.................................       326,664         145,028        186,241         77,843
Provision for taxes on income (Note 5)...        39,520          16,500         21,325         15,867
                                           ------------    ------------   ------------   ------------
Net income...............................  $    287,144    $    128,528   $    164,916   $     61,976
                                           ============    ============   ============   ============
Net income per Ordinary Share:
  Basic..................................  $       2.51    $       1.12   $       1.44
                                           ============    ============   ============
  Diluted................................  $       2.50    $       1.12   $       1.44
                                           ============    ============   ============
Pro forma net income per Ordinary Share:
  Basic and diluted......................                                                $       0.54
                                                                                         ============
Weighted average ordinary and ordinary
  equivalent shares used in Ordinary
  Share computations:
  Basic..................................   114,500,249     114,500,000    114,500,000    114,500,000
                                           ============    ============   ============   ============
  Diluted................................   114,812,234     114,608,000    114,502,000    114,500,000
                                           ============    ============   ============   ============

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
Current assets:
  Cash and cash equivalents.................................  $  124,314   $   68,453
  Marketable securities.....................................          --        8,093
  Accounts receivable (Note 12).............................     161,728      149,268
  Inventories...............................................      51,481       51,182
  Prepaid expenses and other current assets.................      14,913       17,459
                                                              ----------   ----------
          Total current assets..............................     352,436      294,455
                                                              ----------   ----------
Property and equipment, at cost (Note 3)....................   2,030,756    1,737,285
  Less accumulated depreciation and amortization............    (981,555)    (935,315)
                                                              ----------   ----------
  Property and equipment, net...............................   1,049,201      801,970
Prepaid deposits............................................          --       14,861
Other noncurrent assets (Notes 5 and 7).....................      52,099       50,167
                                                              ----------   ----------
          Total assets......................................  $1,453,736   $1,161,453
                                                              ==========   ==========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $   74,603   $   92,014
  Accrued liabilities (Note 4)..............................     107,057       79,741
                                                              ----------   ----------
          Total current liabilities.........................     181,660      171,755
Other noncurrent liabilities (Note 6).......................      44,852       36,681
                                                              ----------   ----------
          Total liabilities.................................     226,512      208,436
Commitments and contingencies (Note 10)
Shareholders' equity (Notes 1 and 8):
  Ordinary Shares par value $.01; 600,000,000 shares
     authorized, 114,762,469 and 114,746,550 shares issued
     and outstanding at December 31, 1998 and 1997,
     respectively...........................................       1,148        1,147
  Additional paid-in capital................................     667,816      665,869
  Retained earnings.........................................     558,260      286,001
                                                              ----------   ----------
          Total shareholders' equity........................   1,227,224      953,017
                                                              ----------   ----------
          Total liabilities and shareholders' equity........  $1,453,736   $1,161,453
                                                              ==========   ==========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                     ACCUMULATED
                                      ORDINARY SHARES       ADDITIONAL              SHAREHOLDERS'       OTHER           TOTAL
                                  -----------------------    PAID-IN     RETAINED        NET        COMPREHENSIVE   SHAREHOLDERS'
                                    SHARES      PAR VALUE    CAPITAL     EARNINGS    INVESTMENT        INCOME          EQUITY
                                  -----------   ---------   ----------   --------   -------------   -------------   -------------
BALANCE AT JUNE 30, 1995........           --    $   --     $       --   $    --      $ 721,143        $ 6,946       $  728,089
  Distributions to parent.......           --        --             --        --        (50,027)            --          (50,027)
  Net income....................           --        --             --        --         61,976             --           61,976
  Other comprehensive income:
    Unrealized gains on
    available-for-sale
    securities..................           --        --             --        --             --         (6,946)          (6,946)
                                  -----------    ------     ----------   --------     ---------        -------       ----------
  Comprehensive income..........           --        --             --        --         61,976         (6,946)          55,030
  Reclassification of
    shareholder's net investment
    (Note 1)....................   84,500,000       845        732,247        --       (733,092)            --               --
                                  -----------    ------     ----------   --------     ---------        -------       ----------
BALANCE AT JUNE 30, 1996........   84,500,000       845        732,247        --             --             --          733,092
  Ordinary Shares issued for
    cash, net (Note 1)..........   40,000,000       400      1,080,320        --             --             --        1,080,720
  Purchase of Ordinary Shares
    from Holdings (Note 1)......  (10,000,000)     (100)      (272,080)       --             --             --         (272,180)
  Distributions to parent.......           --        --       (875,433)       --             --             --         (875,433)
  Net income....................           --        --             --   164,916             --             --          164,916
                                  -----------    ------     ----------   --------     ---------        -------       ----------
BALANCE AT JUNE 30, 1997........  114,500,000     1,145        665,054   164,916             --             --          831,115
  Ordinary Shares issued
    pursuant to employee benefit
    plans, net of forfeitures...      246,550         2            815        --             --             --              817
  Dividends.....................           --        --             --    (7,443)            --             --           (7,443)
  Net Income....................           --        --             --   128,528             --             --          128,528
                                  -----------    ------     ----------   --------     ---------        -------       ----------
BALANCE AT DECEMBER 31, 1997....  114,746,550     1,147        665,869   286,001             --             --          953,017
  Ordinary Shares issued
    pursuant to employee benefit
    plans, net of forfeitures...       15,919         1          1,947        --             --             --            1,948
  Dividends.....................           --        --             --   (14,885)            --             --          (14,885)
  Net Income....................           --        --             --   287,144             --             --          287,144
                                  -----------    ------     ----------   --------     ---------        -------       ----------
BALANCE AT DECEMBER 31, 1998....  114,762,469    $1,148     $  667,816   $558,260     $      --        $    --       $1,227,224
                                  ===========    ======     ==========   ========     =========        =======       ==========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. DOLLARS, IN THOUSANDS)

                                                            CALENDAR      SIX MONTHS      FISCAL YEAR ENDED
                                                           YEAR ENDED       ENDED              JUNE 30,
                                                          DECEMBER 31,   DECEMBER 31,   ----------------------
                                                              1998           1997          1997        1996
                                                          ------------   ------------   ----------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................   $ 287,144      $ 128,528     $  164,916   $  61,976
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization.......................      55,807         24,876         43,360      77,128
    Gain on sale of assets..............................      (5,988)          (374)        (1,041)       (754)
    Accretion of interest income and gains on sales of
      marketable securities.............................        (127)          (508)        (4,643)     (9,866)
    Deferred provision (benefit) for taxes on income....        (785)         2,545          2,381       4,452
  Changes in operating assets and liabilities:
    Accounts receivable.................................     (12,460)       (15,638)        (3,592)    (27,066)
    Inventories.........................................        (299)        (4,727)        (3,766)     (5,274)
    Prepaid expenses and other current assets...........       2,546         (3,691)          (685)      1,440
    Accounts payable....................................     (17,411)        30,359         (4,457)     23,204
    Accrued liabilities.................................      27,316          4,825         15,906      (9,704)
  Other, net............................................       7,478         (1,526)        (1,201)     (2,418)
                                                           ---------      ---------     ----------   ---------
         Net cash provided by operating activities......     343,221        164,669        207,178     113,118
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..................................    (277,400)      (127,133)      (146,596)    (64,810)
  Advance payments for drilling rigs....................     (18,532)       (23,111)            --          --
  Proceeds from sales of property and equipment.........       1,406            608          1,191       1,490
  Maturities of marketable securities...................       8,220         44,050         44,986          --
  Sales of marketable securities........................          --             --             --      91,881
  Purchases of marketable securities....................          --        (25,842)       (42,778)    (23,549)
  Proceeds from insurance settlement....................      13,831             --             --          --
                                                           ---------      ---------     ----------   ---------
         Net cash provided by (used for) investing
           activities...................................    (272,475)      (131,428)      (143,197)      5,012
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of Ordinary Shares, net..........................          --             --      1,080,720          --
  Purchase of Ordinary Shares from Holdings.............          --             --       (272,180)         --
  Distributions to parent, net..........................          --             --       (875,433)    (50,027)
  Dividends paid........................................     (14,885)        (3,721)            --          --
  Repayments of capital lease obligations...............          --             --             --     (58,364)
                                                           ---------      ---------     ----------   ---------
         Net cash used for financing activities.........     (14,885)        (3,721)       (66,893)   (108,391)
                                                           ---------      ---------     ----------   ---------
  Net change in cash and cash equivalents...............      55,861         29,520         (2,912)      9,739
  Cash and cash equivalents at beginning of period......      68,453         38,933         41,845      32,106
                                                           ---------      ---------     ----------   ---------
  Cash and cash equivalents at end of period............   $ 124,314      $  68,453     $   38,933   $  41,845
                                                           =========      =========     ==========   =========
  Supplemental disclosures of cash flows information:
    Interest paid.......................................   $      --      $      --     $       --   $   1,947
                                                           =========      =========     ==========   =========
    Income taxes paid...................................   $  28,005      $   7,587     $   11,819   $   9,440
                                                           =========      =========     ==========   =========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

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

     Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate, from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At December 31, 1998, the Company had declared dividends which had not been paid amounting to $3,722,000.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

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

     The Company's marketable securities and long-term investments are classified as available-for-sale securities. Unrealized holding gains and losses on securities available-for-sale are recorded as a component of shareholder's equity, net of tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The Company does not believe that it is exposed to any significant risks on its investments.

     At December 31, 1997, marketable securities consisted only of Eurodollar debt securities.

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

  Property and Equipment

     Property and equipment is carried at cost. Maintenance and repairs are charged to expense currently while major replacements and upgrades are capitalized. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation and amortization are removed from the respective accounts and any gains or losses are included in the results of operations. Property and equipment is depreciated on the straight-

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

line method, after allowing for salvage values, over the remaining estimated useful lives from the date the asset is placed into service.

     The Company reviews its long-term assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In 1996, the Company adopted Statement of Financial Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell. The Company has made no adjustments for impairment.

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

  Income Taxes

     The Company is not subject to income taxes in the Cayman Islands. The current provision for taxes on income consists primarily of income taxes based on the tax laws and rates of the countries in which operations were conducted during the periods presented. Certain of the Company's operations were included in consolidated income tax returns of affiliates during the periods presented. Under tax sharing agreements, the Company provides for income taxes payable to such affiliates as if it filed separate income tax returns.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

  Foreign Currency Translation

     The functional currency of the primary economic environments in which the Company operates is the U.S. dollar. Gains and losses resulting from the remeasurement of local currencies into U.S. dollars are included in the consolidated results of operations of the current period. The Company periodically reviews the operations of its entities to ensure the functional currency of each entity is the currency of the primary economic environment in which it operates.

  Share Options and Awards

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee share options. Under APB 25, if the exercise price of an employee's share option equals or exceeds the market price of the underlying share on the date of grant, no compensation expense is recognized.

  Net Income Per Ordinary Share

     The basic and diluted net income per Ordinary Share data for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and for the fiscal year ended June 30, 1997 is calculated based on the weighted average shares outstanding for the periods. The pro forma net income per Ordinary Share data for the fiscal year ended June 30, 1996 is calculated as though the 114,500,000 shares issued in connection with the recapitalization and the Offering were outstanding for the period then ended. At December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". Accordingly, the financial statements have been restated as applicable. The effect of the adoption of this statement was not material.

  Comprehensive Income

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal year ended June 30, 1997, the Company realized no such transactions other than those reported as net income. For the fiscal year ended June 30, 1996, an unrealized holding gain was recorded in comprehensive income.

  Segment Reporting and Related Information

     Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superceded the Financial Accounting Standards Board Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the way in which companies report information about operating segments and establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

  Pension and Other Postretirement Benefits

     Effective December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 revised employers' disclosures about pension and other postretirement benefit plans through standardization and suggested combined formats for presentation of pension and other postretirement benefits.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

  Derivative Instruments and Hedging Activities

     Effective December 31, 1998, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain of those imbedded in other contracts, and for hedging activities by requiring that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. At December 31, 1998 and 1997, the Company had no material derivative instruments or hedging activities that would require disclosure or measurement under SFAS No. 133.

3. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                                      DECEMBER 31,
                                                   ESTIMATED     -----------------------
                                                 USEFUL LIVES       1998         1997
                                                 -------------   ----------   ----------
Drilling rigs and equipment....................  3 to 30 years   $1,764,359   $1,493,888
Buildings, facilities, and camps...............  4 to 10 years       52,094       48,763
Transportation equipment.......................   3 to 5 years       18,421       14,107
Land...........................................                         316          204
Construction in progress.......................                     195,566      180,323
                                                                 ----------   ----------
                                                                 $2,030,756   $1,737,285
                                                                 ==========   ==========

     Following several years of strengthened demand for drilling rigs and improving market conditions, during 1996 the Company's management undertook engineering and economic studies to evaluate the economic useful lives of its drilling rigs. Such studies included evaluation of current and future new rig building costs, technological enhancements, rig maintenance and repair costs, and market demand factors. The study results indicated that, given the current condition of the rigs, the lack of new entrants into the market, and overall market improvements at that time, the estimated useful lives should be extended by 12 years from 18 to 30 years for marine rigs and by four years from 12 to 16 years for land rigs. The Company's Board of Directors approved application of the change in useful lives effective July 1, 1996, which reduced depreciation and amortization expense and increased net income, by approximately $34.5 million for the fiscal year ended June 30, 1997. The reduction in depreciation and amortization expense did not result in an increase in the provision for taxes on income. See Note 5.

4. ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1998      1997
                                                              --------   -------
Compensation and benefits...................................  $ 29,182   $26,604
Deferred revenue............................................    14,409     3,840
Income taxes (Note 5).......................................    54,323    41,364
Accrued insurance...........................................     1,656     2,263
Other.......................................................     7,487     5,670
                                                              --------   -------
                                                              $107,057   $79,741
                                                              ========   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

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

                                              CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                             YEAR ENDED       ENDED            JUNE 30,
                                            DECEMBER 31,   DECEMBER 31,   -------------------
                                                1998           1997         1997       1996
                                            ------------   ------------   --------   --------
Provision for taxes on income at the
  applicable statutory rates of the
  jurisdictions in which the Company's
  operations are located..................    $108,708       $ 52,704     $ 65,459   $ 26,487
Effect of income taxed at rates other than
  the statutory rates of jurisdictions in
  which the Company's operations are
  located.................................     (66,336)       (31,538)     (40,024)   (10,790)
Benefit of additional tax depreciation....     (10,114)        (8,411)      (8,050)        --
Taxes on income resulting from
  indexation..............................         720            436        2,193         --
Benefit of net operating loss
  carryforwards...........................      (2,827)          (298)         (13)      (505)
Net operating losses not recognized.......       8,743          3,607        1,760        675
Other.....................................         626             --           --         --
                                              --------       --------     --------   --------
Provision for taxes on income.............    $ 39,520       $ 16,500     $ 21,325   $ 15,867
                                              ========       ========     ========   ========

     The components of the provision for taxes on income are as follows (in thousands):

                                              CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                             YEAR ENDED       ENDED            JUNE 30,
                                            DECEMBER 31,   DECEMBER 31,   -------------------
                                                1998           1997         1997       1996
                                            ------------   ------------   --------   --------
Current provision.........................    $ 40,305       $ 13,955     $ 18,944   $ 11,415
Deferred provision (benefit)..............        (785)         2,545        2,381      4,452
                                              --------       --------     --------   --------
Provision for taxes on income.............    $ 39,520       $ 16,500     $ 21,325   $ 15,867
                                              ========       ========     ========   ========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

     The Company's net deferred tax liabilities and assets consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1998      1997
                                                              --------   -------
Deferred tax liabilities:
  Property and equipment....................................  $ (8,739)  $(4,838)
  Other.....................................................     2,216      (714)
                                                              --------   -------
                                                                (6,523)   (5,552)
Net operating loss carryforwards:
  Australia.................................................     4,016     3,602
  Venezuela.................................................     3,902     1,041
  Oman......................................................     1,741       196
  Qatar.....................................................     2,448        --
  Indonesia.................................................       420     4,648
  Tunisia...................................................     3,305     1,188
  Ireland...................................................        81        --
  U.S.......................................................     2,031       584
  U.S. credit carryover.....................................       240        --
                                                              --------   -------
          Total deferred income tax assets..................    18,184    11,259
Valuation allowance.........................................   (12,852)   (6,935)
                                                              --------   -------
                                                                 5,332     4,324
                                                              --------   -------
Net deferred income tax liabilities.........................  $ (1,191)  $(1,228)
                                                              ========   =======

     The Company's net operating loss carryforwards include tax effected losses of $13,847,000 that expire between 1999 and 2013. The remaining $4,097,000 of net operating losses do not expire.

     The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. At December 31, 1998 and 1997, accrued income taxes include $24,613,000 and $24,798,000, respectively, representing estimated liabilities which will result from final settlements of such reviews and examinations. The Company believes that all income tax issues which have been or may be raised as a result of such reviews and examinations will be resolved with no additional material impact on the Company's financial position or results of operations.

6. OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Pension benefits (Note 7)...................................  $10,214   $ 7,281
Postretirement health and insurance benefits (Note 7).......   14,054    14,882
Deferred Taxes..............................................    1,191     1,228
Other.......................................................   19,393    13,290
                                                              -------   -------
                                                              $44,852   $36,681
                                                              =======   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

7. EMPLOYEE BENEFIT PLANS

     The Company sponsors several qualified and non-qualified benefit plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets at December 31, 1998 and 1997 (in thousands):

                                               PENSION BENEFITS      OTHER BENEFITS
                                              ------------------   -------------------
                                                1998      1997       1998       1997
                                              --------   -------   --------   --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of period...  $ 88,631   $78,968   $  8,855   $  9,083
Service cost................................     5,137     2,216         65         29
Interest cost...............................     6,967     3,012        621        324
Plan participants' contributions............       958       384        354        173
Actuarial (gains) losses....................     5,667     5,272        468       (212)
Benefits paid...............................    (2,903)   (1,221)    (1,355)      (542)
Settlements.................................    (3,241)       --         --         --
                                              --------   -------   --------   --------
Benefit obligation at end of period.........   101,216    88,631      9,008      8,855
                                              ========   =======   ========   ========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
  period....................................    94,942    83,602         --         --
Actual return on plan assets................    13,723    10,892         --         --
Company contributions.......................     6,260     1,285      1,001        369
Plan participants' contributions............       958       384        354        173
Benefits paid...............................    (2,903)   (1,221)    (1,355)      (542)
Settlements.................................    (3,241)       --         --         --
                                              --------   -------   --------   --------
Fair value of plan assets at end of
  period....................................   109,739    94,942         --         --
                                              ========   =======   ========   ========
FUNDED STATUS
Funded status of the plan (underfunded).....     8,523     6,311     (9,008)    (8,855)
Unrecognized net actuarial loss.............    (9,894)   (6,715)    (4,990)    (5,966)
Unrecognized prior service cost.............     1,655      (125)       (56)       (61)
Unrecognized net transition liability.......      (290)     (273)        --         --
                                              --------   -------   --------   --------
Aggregate accrued benefit cost..............  $     (6)  $  (802)  $(14,054)  $(14,882)
                                              ========   =======   ========   ========

     The following table provides the amounts recognized in the statement of financial position as of December 31, 1998 and 1997 (in thousands):

                                               PENSION BENEFITS      OTHER BENEFITS
                                               -----------------   -------------------
                                                1998      1997       1998       1997
                                               -------   -------   --------   --------
Prepaid benefit cost.........................  $ 8,929   $ 8,969   $     --   $     --
Accrued benefit liability....................   (8,935)   (9,771)   (14,054)   (14,882)
Additional minimum liability.................   (1,279)     (676)        --         --
Intangible asset.............................    1,279       676         --         --
                                               -------   -------   --------   --------
          Net amount recognized..............  $    (6)  $  (802)  $(14,054)  $(14,882)
                                               =======   =======   ========   ========

     Certain of the Company's nonqualified supplemental retirement plans had accumulated benefit obligations in excess of plan assets. These plans' accumulated and projected benefit obligations were $10,214,000 and $14,198,000 at December 31, 1998 and $9,088,000 and $12,050,000 at December 31, 1997,

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

respectively. There are no plan assets in these plans due to their nature. All of the Company's plans for postretirement benefits other than pensions also have no plan assets. The aggregate benefit obligation for these plans is $14,054,000 at December 31, 1998 and $14,882,000 at December 31, 1997.

     The following table provides the components of net periodic benefit costs for the plans for the periods presented (in thousands):

                                         PENSION BENEFITS                                   OTHER BENEFITS
                          -----------------------------------------------   -----------------------------------------------
                            CALENDAR      SIX MONTHS    FISCAL YEAR ENDED     CALENDAR      SIX MONTHS    FISCAL YEAR ENDED
                           YEAR ENDED       ENDED           JUNE 30,         YEAR ENDED       ENDED           JUNE 30,
                          DECEMBER 31,   DECEMBER 31,   -----------------   DECEMBER 31,   DECEMBER 31,   -----------------
                              1998           1997        1997      1996         1998           1997        1997      1996
                          ------------   ------------   -------   -------   ------------   ------------   -------   -------
Service cost............    $ 5,127        $ 2,202      $ 4,012   $ 3,670      $  65          $  29        $  53     $  57
Interest cost...........      6,957          3,004        5,674     5,180        621            324          691       738
Expected return on plan
  assets................     (7,856)        (3,287)      (5,646)   (4,598)        --             --           --        --
Amortization of
  transition
  obligation............         19              9           20        21         --             --           --        --
Amortization of prior
  service cost..........         26           (171)         113       111         (5)            (3)          (6)       --
Amortization of net
  (gain) loss...........        204            101          (79)       (7)      (508)          (300)        (576)     (595)
Settlement charge.......        971             --           --        --         --             --           --        --
                            -------        -------      -------   -------      -----          -----        -----     -----
          Net periodic
            benefit
            cost........    $ 5,448        $ 1,858      $ 4,094   $ 4,377      $ 173          $  50        $ 162     $ 200
                            =======        =======      =======   =======      =====          =====        =====     =====

     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the remaining service period of active participants.

     The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                               PENSION BENEFITS                              OTHER BENEFITS
                           ---------------------------------------------------------   ---------------------------
                             CALENDAR      SIX MONTHS                                    CALENDAR      SIX MONTHS
                            YEAR ENDED       ENDED       FISCAL YEAR ENDED JUNE 30,     YEAR ENDED       ENDED
                           DECEMBER 31,   DECEMBER 31,   ---------------------------   DECEMBER 31,   DECEMBER 31,
                               1998           1997           1997           1996           1998           1997
                           ------------   ------------   ------------   ------------   ------------   ------------
WEIGHTED-AVERAGE
  ASSUMPTIONS
  Discount rate..........   7.0%-9.0%      8.0%-9.0%     8.0%-9.0%      8.0%-9.0%         7.0%           8.0%
  Increase in future
    compensation
    levels...............   4.5%-7.0%      4.5%-7.0%     4.5%-7.0%      4.5%-7.0%          N/A            N/A
  Expected long-term rate
    of return on
    assets...............   8.0%-9.0%      8.0%-9.0%     8.0%-9.0%      8.0%-9.0%          N/A            N/A

                           OTHER BENEFITS
                           ---------------
                             FISCAL YEAR
                           ENDED JUNE 30,
                           ---------------
                            1997     1996
                           ------   ------
WEIGHTED-AVERAGE
  ASSUMPTIONS
  Discount rate..........   8.0%     8.0%
  Increase in future
    compensation
    levels...............    N/A      N/A
  Expected long-term rate
    of return on
    assets...............    N/A      N/A

     The Company provides postretirement medical and life insurance benefits to all its employees who are U.S. citizens and certain non-U.S. citizens. The Company's policy is to fund the cost of these benefits as claims are incurred. The Company allocates benefit costs to affiliates based on the ratio of active employees of affiliates to total employees.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

     The weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 8% for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996, respectively. This rate is assumed to decrease to 7% in 2000, then to 6% in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, as of and for the calendar year ended December 31, 1998, increasing or decreasing the assumed health care cost trend rates by one percentage point each year would change the accumulated postretirement benefit obligation by approximately $474,000 and $450,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit by approximately $33,000 and $32,000, respectively.

  Annual Incentive Compensation Plan

     The Company also maintains an Annual Incentive Compensation Plan ("AIP"). The AIP provides for payment of additional compensation to participating employees, including executive officers, based on individual contributions and performance measures of the Company as defined in the plan. During the term of the AIP, an aggregate amount of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the AIP. Amounts charged to expense related to awards under the Annual Incentive Compensation Plan aggregated $2,100,000, $1,070,000, $2,350,000 and $2,600,000 for the
calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996, respectively.

  Performance Unit Plan

     The Company's Performance Unit Plan provides incentives to certain members of management through performance share units to foster and promote the long-term financial success of the Company. The performance share units vest, and the related compensation expense is accrued, over a three year performance period based on performance measures of the Company as defined in the plan. Amounts charged to expense related to awards under the Performance Unit Plan aggregated $2,090,000, $1,738,000, $3,370,000 and $1,587,000 for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996, respectively. The last awards under the Performance Unit Plan were granted in December 1996, and no further awards will be made under the Plan.

  Investment Savings and Profit Sharing Plan

     The Company maintains the Investment Savings and Profit Sharing Plan, a defined contribution 401(k) plan that allows dollar payroll employees to make both pre-tax and after-tax employee contributions. The Company matches these employee contributions up to a maximum of 5% of a participant's base salary subject to the limitations of eligible salary. Employees are vested in all contributions made. Additionally, although it has not done so since 1984 and currently does not expect to do so in the future, the Company may also make additional employer contributions any year out of profits. Matching contributions totaled $1,756,000, $843,000, $1,556,000 and $1,529,000 for the
calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996, respectively.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

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

     An aggregate of 2,318,000 options to purchase the Company's Ordinary Shares (net of cancelled or expired options) had been granted under the LTIP at prices ranging between $12.25 to $45.00 per Ordinary Share. In addition, the Company had granted restricted share awards for an aggregate of 262,469 Ordinary Shares (net of forfeited shares) under the LTIP. The options will vest over periods ranging from two to four years and expire seven to ten years from the date of grant. The restricted share awards will vest over periods ranging from two to five years from the date of grant.

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

     Once a year, participants in the Share Purchase Plan will be granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

date of exercise, whichever is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally speaking, participants pay option exercise prices through payroll deductions. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan, which became effective January 1, 1998, is administered by the Compensation Committee. An aggregate of 191,029 Ordinary Shares were issued in January 1999 to participating employees for the year ended December 31, 1998 at an exercise price of $10.9969 per Ordinary Share.

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

     An aggregate of 58,000 options to purchase the Company's Ordinary Shares (net of cancelled or expired options) had been granted under the Director Plan to eight non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $12.25 to $45.50 per Ordinary Share. Any new non-employee Director will be granted a one-time award of a right to purchase 10,000 Ordinary Shares (anticipated to be increased from 4,000 by amendment of the Director Plan in March 1999). Each non-employee Director who continues in office immediately following the Annual General Meeting of Shareholders in any year (commencing in 1998) will automatically be granted an option to purchase 5,000 shares of Ordinary Shares (anticipated to be increased from 2,000 by amendment of the Director Plan in March 1999). The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 22,000 options (increased from 10,000 by amendment of the Director Plan in December 1998) in any year. The price of shares that may be purchased upon exercise of an option is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

     The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its plans. Compensation cost charged against income in connection with stock plans totaled $1,947,000 and $815,000 for the calendar year ended December 31, 1998 and the six months ended December 31, 1997, respectively. The difference between the quoted market price as of the date of the grant and the purchase price of shares is being charged to operations over the vesting period. No compensation cost has been recognized for stock options because the exercise prices of the options equal the market prices of the underlying stock on the date of the grants.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

     The following is a summary of all of the Company's share option activity, and related information for the above plans for the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal year ended June 30, 1997:

                                                                        WEIGHTED AVERAGE
                                                             OPTIONS     EXERCISE PRICE
                                                            ---------   ----------------
Outstanding at June 30, 1997..............................    291,850        $28.50
  Granted.................................................    658,550        $45.01
  Cancelled...............................................     (7,800)       $41.19
                                                            ---------        ------
Outstanding at December 31, 1997..........................    942,600        $39.93
  Granted.................................................  1,483,125        $12.55
  Cancelled...............................................    (49,725)       $39.18
                                                            ---------        ------
Outstanding at December 31, 1998..........................  2,376,000        $22.85
                                                            =========        ======

     There were 29,708 options exercisable at December 31, 1998 and none exercisable at December 31, 1997.

     The following table summarizes information about options outstanding at December 31, 1998:

OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------------
                                                WEIGHTED AVERAGE REMAINING
EXERCISE PRICE                                   CONTRACTUAL LIFE (YEARS)    NUMBER OF SHARES
--------------                                  --------------------------   ----------------
$28.50........................................             8.44                   274,425
$45.50........................................             8.69                    12,000
$45.00........................................             8.94                   612,450
$39.75........................................             9.35                    10,000
$12.25........................................             9.95                 1,467,125
                                                                                ---------
          Total...............................             9.22                 2,376,000
                                                                                =========

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", ("SFAS 123") requires the disclosure of pro forma net income and net income per Ordinary Share information computed as if the Company had accounted for its employee share options under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                CALENDAR      SIX MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Expected life (in years)....................................      3.74           3.74
Risk-free interest rate.....................................       5.0%           6.0%
Volatility..................................................      0.55           0.40
Dividend yield..............................................      0.46%          0.46%

     The weighted average estimated fair value of options granted during the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal year ended June 30, 1997 was $5.65, $16.31 and $10.38, respectively. The fair value of these options was estimated based on an expected life of one year from the vesting date. For purposes of pro forma disclosures, the estimated fair value of stock based compensation plans and other options is amortized to expense over the vesting period. The Company's

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

pro forma net income and net income per Ordinary Share is as follows (in thousands except per share amounts):

                                               CALENDAR      SIX MONTHS    FISCAL YEAR ENDED
                                              YEAR ENDED       ENDED            JUNE 30,
                                             DECEMBER 31,   DECEMBER 31,   ------------------
                                                 1998           1997         1997      1996
                                             ------------   ------------   --------   -------
Net income
  As reported..............................    $287,144       $128,528     $164,916   $61,976
  Pro forma................................    $281,658       $127,916     $164,842   $61,976
Basic net income per Ordinary Share
  As reported..............................    $   2.51       $   1.12     $   1.44   $  0.54
  Pro forma................................    $   2.46       $   1.11     $   1.44   $  0.54
Diluted net income per Ordinary Share
  As reported..............................    $   2.50       $   1.12     $   1.44   $  0.54
  Pro forma................................    $   2.45       $   1.11     $   1.44   $  0.54

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

9. NET INCOME PER ORDINARY SHARE

     The following table sets forth the computation of basic and diluted net income per ordinary share (in thousands except share and per share amounts):

                                  CALENDAR YEAR    SIX MONTHS
                                      ENDED          ENDED       FISCAL YEAR ENDED JUNE 30,
                                  DECEMBER 31,    DECEMBER 31,   ---------------------------
                                      1998            1997           1997           1996
                                  -------------   ------------   ------------   ------------
Numerator:
  Net income....................  $    287,144    $    128,528   $    164,916   $     61,976
  Numerator for basic and
     diluted net income per
     Ordinary Share -- income
     available to common
     shareholders...............  $    287,144    $    128,528   $    164,916   $     61,976

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

                                  CALENDAR YEAR    SIX MONTHS
                                      ENDED          ENDED       FISCAL YEAR ENDED JUNE 30,
                                  DECEMBER 31,    DECEMBER 31,   ---------------------------
                                      1998            1997           1997           1996
                                  -------------   ------------   ------------   ------------
Denominator:
  Denominator for basic net
     income per Ordinary
     Share -- weighted-average
     shares.....................   114,500,249     114,500,000    114,500,000    114,500,000
  Effect of dilutive securities
     Employee stock options.....       311,985         108,000          2,000             --
                                  ------------    ------------   ------------   ------------
Dilutive potential common
  shares........................       311,985         108,000          2,000             --
  Denominator for diluted net
     income per Ordinary
     Share -- adjusted
     weighted-average shares and
     assumed conversions........   114,812,234     114,608,000    114,502,000    114,500,000
                                  ============    ============   ============   ============
Basic net income per Ordinary
  Share.........................  $       2.51    $       1.12   $       1.44   $       0.54
Diluted net income per Ordinary
  Share.........................  $       2.50    $       1.12   $       1.44   $       0.54

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

     In January 1997, the Company entered into a contract for the construction of the Galaxy II, a heavy duty harsh environment jackup drilling rig. The rig was delivered timely from the shipyard on August 24, 1998 at a total cost of approximately $156 million excluding initial mobilization. The Galaxy II was transported from Singapore to Nova Scotia during the period August 26 to October 27 and, following completion of import formalities, was moved to its first drilling location where final commissioning activity was completed. The rig began work under a five year drilling contract on November 9, 1998.

     In September 1997, the Company entered into a contract for the construction of the Galaxy III, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization is expected to be approximately $175 million. The rig is expected be delivered by the shipyard during the third quarter of 1999 and mobilized to its initial work area in the North Sea during the fourth quarter of 1999. The Company has entered into a three year drilling contract with a customer to operate the rig in the U.K. sector of the North Sea.

     On July 10, 1998, Rig 162, one of the Company's land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. As provided for in the drilling contract, the customer elected to cancel the remaining term of the contract and the Company determined that the rig would not be rebuilt. An unrepaired partial loss settlement of $13.8 million was negotiated with the Company's insurance carriers. All proceeds from this settlement had been received at December 31, 1998. The Company recognized a gain of $4.8 million in connection with this loss.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

     The Company has an uncommitted credit facility with a major bank which provides for advances and letters of credit up to a maximum of $35,000,000, denominated in U.S. dollars. This credit facility expires on July 1, 1999. At the Company's election, advances under this credit facility bear interest at the higher of (a) 0.50% per annum above the latest Federal Funds Rate and (b) the bank's publicly announced Reference Rate, or at the LIBOR rate plus 0.25%. The fee for letters of credit is 0.375% per annum. At December 31, 1998, $1,365,000 of the credit facility was used for standby letters of credit.

11. SEGMENT INFORMATION AND RELATED DISCLOSURES

     The Company has seven reportable segments, defined as different equipment classifications, or by contract terms in the case of drilling related services, as follows: heavy duty harsh environment jackup rigs, semisubmersible rigs, 300 to 350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs, other marine rigs, land rigs and drilling related services. The Company's heavy duty harsh environment jackup rig fleet consists of five rigs capable of operating in water depths of 350-400 feet. The Company currently has one additional heavy duty harsh environment jackup rig under construction (Note 10). The semisubmersible segment is comprised of three rigs capable of operating in water depths of 2,000-2,400 feet. Eight rigs capable of operating in water depths of 300-350 feet make up the 300 to 350 foot cantilever jackup rig segment. The 200 to 250 foot jackup rig segment consists of nine rigs capable of operating in water depths of 200-250 feet, seven of which are cantilevered and two of which are specially designed to operate in shallow water. Other marine rigs consist of one platform rig and one lake barge that was disposed of in the fourth quarter of 1998. The land rig segment includes 31 rigs, all of which are specially designed to operate in remote areas. Through its drilling related services segment, the Company provides third party rig operations, incentive drilling and drilling engineering and project management services.

     The Company evaluates performance and allocates resources based upon the operating margin (operating revenues less operating expenses) generated by the segment. The accounting policies of the segments are the same as those described in the summary of significant policies (Note 2). There are no intersegment sales and transfers due to the nature of the business of the segments.

     Santa Fe's reportable segments are managed separately due to the distinct capabilities of each of the underlying equipment classifications or the particular contract requirements in the case of drilling related services. The following table sets forth the operating margin for each of the reportable segments and reconciles total operating revenues and operating expenses (in thousands):

                                                      CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                                     YEAR ENDED       ENDED            JUNE 30,
                                                    DECEMBER 31,   DECEMBER 31,   -------------------
                                                        1998           1997         1997       1996
                                                    ------------   ------------   --------   --------
Operating revenues
  Heavy duty harsh environment jackup rigs........    $148,997       $ 71,813     $119,741   $ 92,939
  Semisubmersibles................................     114,952         49,483       64,751     37,510
  300-350 foot cantilever jackup rigs.............     150,602         66,867       93,773     65,308
  200-250 foot jackup rigs........................     143,164         69,272       97,141     73,716
  Other marine rigs...............................      11,836          5,669       11,009      4,666
                                                      --------       --------     --------   --------
          Total marine rigs.......................     569,551        263,104      386,415    274,139
  Land rigs.......................................     147,880         71,626      103,158     91,859
  Drilling related services.......................      92,746         39,596       86,904    101,581
  Other...........................................       1,169            859        2,086      3,303
                                                      --------       --------     --------   --------
          Total operating revenues................     811,346        375,185      578,563    470,882

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

                                                      CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                                     YEAR ENDED       ENDED            JUNE 30,
                                                    DECEMBER 31,   DECEMBER 31,   -------------------
                                                        1998           1997         1997       1996
                                                    ------------   ------------   --------   --------
Operating costs
  Heavy duty harsh environment jackup rigs........      49,549         25,224       45,218     40,528
  Semisubmersibles................................      63,712         22,767       36,969     30,979
  300-350 foot cantilever jackup rigs.............      58,373         30,125       48,900     39,130
  200-250 foot jackup rigs........................      66,982         31,491       59,552     53,947
  Other marine rigs...............................       8,659          4,219        6,808      3,252
                                                      --------       --------     --------   --------
          Total marine rigs.......................     247,275        113,826      197,447    167,836
  Land rigs.......................................      97,966         48,345       73,687     63,689
  Drilling related services.......................      65,665         30,537       61,408     75,775
  Other...........................................       3,116          2,970        7,123      1,213
                                                      --------       --------     --------   --------
          Total operating costs...................     414,022        195,678      339,665    308,513
Operating margin
  Heavy duty harsh environment jackup rigs........      99,448         46,589       74,523     52,411
  Semisubmersibles................................      51,240         26,716       27,782      6,531
  300-350 foot cantilever jackup rigs.............      92,229         36,742       44,873     26,178
  200-250 foot jackup rigs........................      76,182         37,781       37,589     19,769
  Other marine rigs...............................       3,177          1,450        4,201      1,414
                                                      --------       --------     --------   --------
          Total marine rigs.......................     322,276        149,278      188,968    106,303
  Land rigs.......................................      49,914         23,281       29,471     28,170
  Drilling related services.......................      27,081          9,059       25,496     25,806
  Other...........................................      (1,947)        (2,111)      (5,037)     2,090
                                                      --------       --------     --------   --------
          Total operating margin..................    $397,324       $179,507     $238,898   $162,369
                                                      ========       ========     ========   ========

     The following table reconciles operating margin for each of the reportable segments to consolidated income before provision for taxes on income and presents capital spending for each reportable segment (in thousands):

                                                 CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                                YEAR ENDED       ENDED            JUNE 30,
                                               DECEMBER 31,   DECEMBER 31,   -------------------
                                                   1998           1997         1997       1996
                                               ------------   ------------   --------   --------
Operating margin.............................    $397,324       $179,507     $238,898   $162,369
                                                 --------       --------     --------   --------
Depreciation/(gain) loss on sale of assets
  Heavy duty harsh environment jackup rigs...      12,423          5,367       11,361     19,051
  Semisubmersibles...........................       4,975          1,904        3,869      9,092
  300-350 foot cantilever jackup rigs........       9,836          4,874        8,678     17,009
  200-250 foot jackup rigs...................       9,011          4,004        6,588     13,619
  Other marine rigs..........................         231            104          164        127
                                                 --------       --------     --------   --------
          Total marine rigs..................      36,476         16,253       30,660     58,898
  Land rigs..................................      10,387          7,194       10,280     13,924
  Drilling related services..................       1,102            150          269      1,017
  Other......................................       1,854            905        1,110      2,535
                                                 --------       --------     --------   --------
          Total depreciation/(gain) loss on
            sale of assets...................      49,819         24,502       42,319     76,374

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

                                                 CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                                YEAR ENDED       ENDED            JUNE 30,
                                               DECEMBER 31,   DECEMBER 31,   -------------------
                                                   1998           1997         1997       1996
                                               ------------   ------------   --------   --------
Unallocated amount:
  General and administrative.................      22,161         10,781       16,931     17,168
                                                 --------       --------     --------   --------
          Operating income...................     325,344        144,224      179,648     68,827
                                                 --------       --------     --------   --------
  Other income (expense).....................       1,320            804        6,593      9,016
                                                 --------       --------     --------   --------
Income before provision for taxes on
  income.....................................    $326,664       $145,028     $186,241   $ 77,843
                                                 ========       ========     ========   ========
Capital spending by segment
  Heavy duty harsh environment jackup rigs...    $145,411       $ 83,502     $ 27,972   $  7,153
  Semisubmersibles...........................      14,329          5,003        6,805     13,995
  300-350 foot cantilever jackup rigs........       5,223          5,085       29,632      8,919
  200-250 foot jackup rigs...................      19,615          6,121       12,145     10,221
  Other marine rigs..........................         293             --          158         77
                                                 --------       --------     --------   --------
          Total marine rigs..................     184,871         99,711       76,712     40,365
  Land rigs..................................      88,906         29,526       47,560     13,924
  Drilling related services..................          79             --           82        368
  Other......................................       3,544         (2,104)      22,242     10,153
                                                 --------       --------     --------   --------
          Total capital spending by
            segment..........................    $277,400       $127,133     $146,596   $ 64,810
                                                 ========       ========     ========   ========

     Segment assets for each of the reportable segments is defined as the net book value of the property and equipment for each classification. The following table presents assets for each of the Company's reportable segments and reconciles such segment assets to total consolidated assets (in thousands):

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------   ------------
Property and equipment, net
  Heavy duty harsh environment jackup rigs..................   $  538,207     $  372,154
  Semisubmersibles..........................................       65,745         56,481
  300-350 foot cantilever jackup rigs.......................      147,041        152,276
  200-250 foot jackup rigs..................................       75,069         64,404
  Other marine rigs.........................................          340            333
                                                               ----------     ----------
          Total marine rigs.................................      826,402        645,648
  Land rigs.................................................      200,216        131,531
  Drilling related services.................................        3,103             65
  Other.....................................................       19,480         24,726
                                                               ----------     ----------
          Total property and equipment, net.................    1,049,201        801,970
                                                               ----------     ----------
Unallocated amounts:
  Total current assets......................................      352,436        294,455
  Prepaid deposits..........................................           --         14,861
  Other noncurrent assets...................................       52,099         50,167
                                                               ==========     ==========
          Total assets......................................   $1,453,736     $1,161,453
                                                               ==========     ==========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

     All of the Company's operations are located outside of the Cayman Islands. The following table summarizes, by geographical area, the identifiable assets of the Company (in thousands):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
North Sea...................................................  $  401,243   $  359,411
North Africa................................................     121,717      136,760
West Africa.................................................      38,902       66,830
Southeast Asia and Pacific..................................     131,234       62,876
Middle East and Azerbaijan..................................     163,704      153,095
South America...............................................     110,597       42,471
North America...............................................     201,525      108,011
Corporate assets(1).........................................     284,814      231,999
                                                              ----------   ----------
          Total assets......................................  $1,453,736   $1,161,453
                                                              ==========   ==========

---------------

(1) Consists primarily of cash equivalents, marketable securities, construction in progress, and other corporate assets.

     The following table summarizes, by geographical area, operating revenues (in thousands):

                                              CALENDAR      SIX MONTHS     FISCAL YEAR ENDED
                                             YEAR ENDED       ENDED            JUNE 30,
                                            DECEMBER 31,   DECEMBER 31,   -------------------
                                                1998           1997         1997       1996
                                            ------------   ------------   --------   --------
Operating revenues
North Sea.................................    $308,802       $135,201     $219,466   $196,784
North Africa..............................     142,468         62,191      107,979     98,423
West Africa...............................      71,480         35,476       48,263     16,520
Southeast Asia and Pacific................      84,760         36,131       49,585     37,347
Middle East and Azerbaijan................     132,003         66,160       93,988     89,786
South America.............................      58,366         24,446       43,098     20,647
North America.............................      13,467         15,580       16,184     11,375
                                              --------       --------     --------   --------
          Total operating revenues........    $811,346       $375,185     $578,563   $470,882
                                              ========       ========     ========   ========

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

revenue by reason of the rig loss or damage and may be subject to significant additional expenses in respect of uninsured or underinsured losses, liabilities or obligations.

     The following table summarizes revenues from major customers of the Company as a percentage of total operating revenues for the period indicated.

                                                  CALENDAR      SIX MONTHS     FISCAL YEAR
                                                 YEAR ENDED       ENDED       ENDED JUNE 30,
                                                DECEMBER 31,   DECEMBER 31,   --------------
                                                    1998           1997       1997     1996
                                                ------------   ------------   -----    -----
Shell.........................................      13.2%          13.9%       9.3%    18.3%
Elf Aquitaine.................................      10.5%           5.5%       1.9%     0.0%
BP Amoco......................................       9.9%           9.7%      19.2%    15.2%
Mobil Oil Company.............................       7.4%           4.7%       4.0%     1.5%
AGIP..........................................       5.7%           6.4%       7.0%     9.5%
Kuwait Oil Company (Note 12)..................       5.5%           4.6%       4.4%     7.6%
Phillips Petroleum Company....................       4.4%           0.0%       3.9%    10.3%
Petroleo Y Gas................................       3.8%           4.0%       5.3%     3.5%
Texaco........................................       2.7%           5.3%       6.4%     2.2%
British Gas...................................       0.5%           7.5%       7.6%     6.0%

12. TRANSACTIONS WITH AFFILIATES

     The Company provides contract drilling services in Kuwait to the Kuwait Oil Company, K.S.C. ("KOC"), a subsidiary of KPC, and also provides contract drilling services to a partially owned affiliate of KOC in the Kuwait-Saudi Arabian Partitioned Neutral Zone. Such services are performed pursuant to drilling contracts which contain terms and conditions and rates of compensation which materially approximate those which are customarily included in arm's-length contracts of a similar nature. In connection therewith, KOC provides the Company rent free use of certain land and maintenance facilities and has committed to continue providing same, subject to availability of the maintenance facilities, through the current February 2001 term of the drilling contracts. In relation to its drilling business in Kuwait, the Company has an agency agreement with a subsidiary of KPC which obligates the Company to pay an agency fee based on a percentage of revenues. The Company believes the terms of this agreement are more favorable than those which could be obtained with an unrelated third party in an arm's-length negotiation, but the value of such terms is currently immaterial to the Company's results of operations.

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $44,800,000, $17,315,000, $25,268,000 and $35,925,000 for
the calendar year ended December 31, 1998, the six months ended December 31, 1997, and the fiscal years ended June 30, 1997 and 1996, respectively. The Company paid agency fees to a subsidiary of KPC of $563,028, $175,038, $259,827 and $356,851 during the calendar year ended December 31, 1998, the six months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996, respectively. The Company had accounts receivable from KPC affiliated companies of $6,072,000 and $5,597,000 at December 31, 1998 and 1997, respectively.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     As of December 31, 1998, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $61 million incurred by the Non-Drilling Subsidiaries on or before March 31, 1997. As of December 31, 1998, Holdings maintained cash and cash equivalents (the "Liability Payment Fund") sufficient to satisfy those liabilities remaining after such date. The Company, Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                               DECEMBER 31, 1998

services pursuant to the Management Services Agreement. The Company believes such costs and fees will not be material.

13. QUARTERLY RESULTS (UNAUDITED)

     Shown below are selected unaudited quarterly data (in thousands), except per share data:

                                                                THREE MONTHS ENDED
                                              -------------------------------------------------------
                                                MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31
                                              ------------   -----------   ------------   -----------
CALENDAR YEAR ENDED DECEMBER 31, 1998
Operating revenues..........................    $196,281      $202,646       $201,085      $211,334
                                                ========      ========       ========      ========
Operating income............................    $ 78,103      $ 72,596       $ 81,565      $ 93,080
                                                ========      ========       ========      ========
Net income..................................    $ 67,759      $ 63,980       $ 72,734      $ 82,671
                                                ========      ========       ========      ========
Basic net income per Ordinary Share.........    $   0.59      $   0.56       $   0.64      $   0.72
                                                ========      ========       ========      ========
Diluted net income per Ordinary Share.......    $   0.59      $   0.56       $   0.64      $   0.72
                                                ========      ========       ========      ========

                                                                THREE MONTHS ENDED
                                              -------------------------------------------------------
                                              SEPTEMBER 30   DECEMBER 31     MARCH 31       JUNE 30
                                              ------------   -----------   ------------   -----------
SIX MONTHS ENDED DECEMBER 31, 1997
Operating revenues..........................    $176,787      $198,398
                                                ========      ========
Operating income............................    $ 67,058      $ 77,166
                                                ========      ========
Net income..................................    $ 59,322      $ 69,206
                                                ========      ========
Basic and diluted net income per Ordinary
  Share.....................................    $   0.52      $   0.60
                                                ========      ========
FISCAL YEAR ENDED JUNE 30, 1997
Operating revenues..........................    $126,080      $138,711       $149,253      $164,519
                                                ========      ========       ========      ========
Operating income............................    $ 34,782      $ 39,686       $ 47,134      $ 58,046
                                                ========      ========       ========      ========
Net income..................................    $ 30,994      $ 37,664       $ 42,923      $ 53,335
                                                ========      ========       ========      ========
Basic and diluted net income per Ordinary
  Share.....................................    $   0.27      $   0.33       $   0.37      $   0.47
                                                ========      ========       ========      ========
FISCAL YEAR ENDED JUNE 30, 1996
Operating revenues..........................    $111,255      $114,529       $118,417      $126,681
                                                ========      ========       ========      ========
Operating income............................    $  9,489      $ 15,925       $ 21,722      $ 21,691
                                                ========      ========       ========      ========
Net income..................................    $  9,012      $ 14,067       $ 17,393      $ 21,504
                                                ========      ========       ========      ========
Pro forma basic and diluted net income per
  Ordinary Share............................    $   0.08      $   0.12       $   0.15      $   0.19
                                                ========      ========       ========      ========

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SANTA FE INTERNATIONAL
                                            CORPORATION

                                            By:       /s/ D.G. BARBER
                                              ----------------------------------
                                              D.G. Barber, Senior Vice President
                                                 and Chief Financial Officer

Date: March 29, 1999

                                 EXHIBIT INDEX

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
        **3.1            -- Amended and Restated Memorandum of Association of the
                            Registrant.
        **3.2            -- Amended and Restated Articles of Association of the
                            Registrant.
         *4              -- Specimen of Ordinary Shares Certificate.
       **10.1            -- Registrant's Investment Savings and Profit Sharing Plan.
       **10.2            -- Registrant's Pension Plan (U.S. employees).
       **10.3            -- Registrant's Special Pension Plan (non-U.S. employees).
       **10.4            -- Registrant's Equity Restoration Plan.
        *10.5            -- Registrant's Supplemental Executive Retirement Plan.
        *10.6            -- Registrant's Performance Unit Plan.
      ***10.7            -- Registrant's Annual Incentive Compensation Plan.
      ***10.8            -- Registrant's 1997 Long Term Incentive Plan.
      ***10.9            -- Registrant's 1997 Non-Employee Director Stock Option
                            Plan.
      ***10.10           -- Registrant's 1997 Employee Share Purchase Plan.
        *10.11           -- Registrant's Employee Severance Protection Plan.
        *10.12           -- Registrant's Directors and Officers Indemnity Agreement.
        *10.13           -- Intercompany Agreement by and among Kuwait Petroleum
                            Corporation, SFIC Holdings (Cayman), Inc. and the
                            Registrant, dated June 9, 1997.
        *10.14           -- Management Services Agreement by and between SFIC
                            Holdings (Cayman), Inc. and the Registrant, dated June 9,
                            1997.
       **10.15           -- Agency Agreement between Kuwait Santa Fe Braun for
                            Engineering and Petroleum Enterprises( K.S.B.) Company
                            K.S.C. and the Registrant, dated April 1, 1992.
       **10.16           -- Contract for the Construction and Sale of a Jackup
                            Drilling Unit by and between Far East Levingston
                            Shipbuilding Ltd. and the Registrant, dated as of
                            December 16, 1996.
       **10.17           -- Drilling Contract by and between Mobil Oil Canada
                            Properties and Santa Fe Drilling Company (Canada)
                            Limited, dated as of December 16, 1996.
        *10.18           -- Share Purchase Agreement between SFIC Holdings (Cayman)
                            Inc. and the Registrant, dated as of June 9, 1997.
        *10.19           -- Contract for the Construction and Sale of Jackup Drilling
                            Unit Galaxy III by and between Keppel FELS Limited and
                            the Registrant, dated as of September 17, 1997.
        *10.20           -- Letter of Interim Agreement for Provision of Jackup
                            Drilling Unit by and between Amoco (U.K.) Exploration
                            Company and the Registrant, dated as of September 3,
                            1997.
     ****10.21           -- Consulting Agreement dated December 10, 1997 between
                            Registrant and Gordon M. Anderson.
     ****10.22           -- AMOCO (U.K.) Exploration Company Form of Contract Ref:
                            AD3300 for The Provision of the Jack-Up Drilling Unit
                            Santa Fe "Galaxy III" for Drilling Operations on the
                            U.K.C.S. with Santa Fe Drilling Company (North Sea)
                            Limited, dated September 3, 1997 (with Appendix 5 only).
        +10.23           -- Registrant's Non-Employee Director Deferred Compensation
                            Plan.
        +10.24           -- Amendment to Registrant's 1997 Non-Employee Director
                            Stock Option Plan.
        +10.25           -- Amendment to Registrant's 1997 Long-Term Incentive
                            Compensation Plan.
        +10.26           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan.
        +10.27           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan.

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
        +10.28           --Amendment to Registrant's 1997 Non-Employee Director Stock
                            Option Plan
        +21              -- List of Subsidiaries.
        +23.1            -- Consent of Ernst & Young LLP, independent auditors

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

   + Filed herewith.