Form 20-F
period 1999-12-31
SANTA FE INTERNATIONAL CORP/
filed 2000-03-29
CIK 1038914

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

                      FOR THE YEAR ENDED DECEMBER 31, 1999

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

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 114,971,177 Ordinary Shares, par value $0.01 per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]       No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 [ ]       Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----
PART I...........................................................................     1
  Item 1.            Description of Business.....................................     1
  Item 2.            Description of Property.....................................    19
  Item 3.            Legal Proceedings...........................................    19
  Item 4.            Control of Registrant.......................................    19
  Item 5.            Nature of Trading Market....................................    20
  Item 6.            Exchange Controls and Other Limitations Affecting Security
                       Holders...................................................    20
  Item 7.            Taxation....................................................    21
  Item 8.            Selected Consolidated Financial Data........................    21
  Item 9.            Management's Discussion and Analysis of Financial Condition
                       and Results of Operations.................................    22
  Item 9a.           Quantitative and Qualitative Disclosures About Market
                       Risk......................................................    32
  Item 10.           Directors and Officers of Registrant........................    32
  Item 11.           Compensation of Directors and Officers......................    35
  Item 12.           Options to Purchase Securities from Registrant or
                       Subsidiaries..............................................    40
  Item 13.           Interest of Management in Certain Transactions..............    40
PART II..........................................................................    43
  Item 14.           Description of Securities to Be Registered..................    43
PART III.........................................................................    44
  Item 15.           Defaults Upon Senior Securities.............................    44
  Item 16.           Changes in Securities and Changes in Security for Registered
                       Securities................................................    44
PART IV..........................................................................    44
  Item 17.           Financial Statements........................................    44
  Item 18.           Financial Statements........................................    44
  Item 19.           Financial Statements and Exhibits...........................    44

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company (defined below), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: adverse changes in contract drilling industry conditions, oil and natural gas prices, customer drilling budgets, competition from other drilling contractors, increase in industry fleet capacity, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, refurbishing and fabrication costs for drilling rigs, the availability and replacement costs for rig related equipment, spare parts and supplies, financing costs, changes in operating expenses, attraction and retention of skilled employees, uncertainties arising out of the Company's operations outside the U.S., adverse changes in applicable tax laws, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, acts of war, and other factors referenced in this Annual Report on Form 20-F. Certain of these factors are discussed in more detail elsewhere in this Annual Report on Form 20-F, including without limitation "Item 1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such forward-looking statements to reflect future events or developments.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

     Santa Fe International Corporation (herein referred to individually and, where the context so requires, collectively with its subsidiaries and predecessors as "Santa Fe" or the "Company") is a leading international offshore and land contract driller that was incorporated in its current form under the laws of the Cayman Islands in 1990. As of February 29, 2000, the Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs. Santa Fe also provides drilling related services to the petroleum industry worldwide, including third party rig operations, incentive drilling and drilling engineering and project management services. The Company is currently operating in 15 countries throughout the world. The Company's predecessor began U.S. land drilling operations in 1947, commenced international land operations in 1948, expanded into offshore platform drilling in 1956 and initiated mobile offshore rig operations in 1964.

     At the core of Santa Fe's drilling rig fleet are its heavy duty harsh environment jackup rigs (six of the 18 currently in service in the industry), which are capable of operating in water depths of 350-400 feet. The Company's heavy duty harsh environment jackup fleet includes a recent addition, the Galaxy III, placed in service on December 5, 1999. Additionally, Santa Fe has three semisubmersible rigs which are capable of operating in water depths of up to 2,400 feet; nine premium cantilever jackup rigs which are capable of operating in water depths of 300-350 feet; eight jackup rigs which are capable of operating in water depths of 200-250 feet, six of which are cantilevered and two of which are specially designed to operate in shallow water; one platform rig; and 33 land rigs, all of which are specially equipped to operate in remote areas. One of the Company's 200-250 foot jackup rigs, Rig 134, is being upgraded to 300-foot depth capability and was reclassified as a 300-350 foot cantilever jackup rig effective January 1, 2000. See Note 10 of the Notes to Consolidated Financial Statements for certain financial data pertaining to the Company's business in various regions and the Company's various business segments.

INDUSTRY CONDITIONS

     The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas and drilling budgets of oil and gas companies.

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

     Beginning in late 1998 and continuing through the first quarter of 1999, the industry witnessed a substantial decline in oil prices with resulting adverse impact upon rig utilization and rig dayrates. The contract drilling industry recently began to recover from the 1999 down cycle. To date, this recovery has yielded increased offshore rig utilization and dayrates primarily in the Gulf of Mexico. The international offshore and land rig markets (including those in which the Company generally operates) have yet to experience a meaningful recovery.

     Rig utilization and rig rates are, to a considerable degree, driven by drilling budgets of oil and gas companies. With the recovery in oil and natural gas prices, which began in the second quarter of 1999, drilling expenditures generally have been projected to increase moderately during 2000. The Company is unable to accurately forecast the impact, if any, of such projected increased expenditures upon industry conditions or the Company's financial results.

     The volatile and cyclical nature of the industry may be further exacerbated as newly built rigs enter the market and drilling companies aggressively compete for the opportunities to contract offshore and land rigs. The extent and duration of any future recovery will be influenced by many factors, including future fluctuations in oil and natural gas prices and the resulting impact upon the drilling budgets of companies engaged in exploration and production of oil and natural gas. See "-- Business Considerations and Risk Factors -- Contract Drilling Industry Volatility and Competition.

BUSINESS STRATEGY

     The Company's business strategy is to provide premium quality, cost-effective services to its customers in order to maximize the utilization of its rig fleet at attractive dayrates, with the goal of enhancing shareholder value and establishing long term relationships with its customers. The Company's understanding of its customers' future needs guides strategic decisions regarding investment in equipment, selection of geographic markets and development of Company skills. The following are the principal components of the Company's business strategy:

  Modern Rig Fleet

     The Company continually invests in its drilling fleet through the acquisition and construction of new rigs and the upgrading, modernization and enhancement of existing rigs to increase drilling productivity and prolong rig life. Santa Fe rigorously evaluates each of its investments based on expected long term return on capital and profitability. Between 1988 and 1993 the Company made significant counter-cyclical investments in six new jackup rigs, including four heavy duty harsh environment jackup rigs and two 300 foot cantilever jackup rigs. During the period 1996 through 1998, the Company expanded its land rig fleet through the addition of six specialized, highly mobile rigs, two medium duty 2,000 horsepower and four heavy duty 3,000 horsepower rigs, each of which are equipped with top drives. The Company also recently placed two newly constructed heavy duty harsh environment jackups in service, the Galaxy II on November 9, 1998, and the Galaxy III on December 5, 1999. An additional 3,000 horsepower high specification land rig was placed in service by the Company in the Middle East on June 22, 1999. Over the past several years, the Company's rig fleet upgrade, modernization and enhancement program has included installation of top drive systems, improvements in mud processing and liquid storage capacity, jackup leg extensions, cantilever and skid-off capability. See "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  International Focus

     The Company operates outside the U.S., with its entire rig fleet currently deployed in seven major market areas around the world. The Company first operated in each of these markets more than 29 years ago. Santa Fe believes the operational expertise, international workforce and business relationships it has established through its longstanding presence in its major international markets provide a competitive advantage in securing work on attractive terms. The Company favors markets where there is an opportunity to establish a significant presence and benefit from efficiencies associated with market concentration, but also seeks selected opportunities in niche and emerging markets.

     The Company believes that international offshore and land rig markets generally require more specialized equipment and value-added technical expertise than the U.S. market, providing Santa Fe with greater opportunities to secure attractive contracts. Furthermore, the Company believes international markets for drilling services are less volatile than the Gulf of Mexico offshore market, thus offering increased relative stability of its operations. The Company's international focus enables it to minimize the level of worldwide taxation on its revenues, income and assets through various tax-efficient business structures.

     The Company seeks international contracts payable in local currency in amounts approximately equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

  Contracting Philosophy

     The Company endeavors to maintain a balanced mix of long and short term contracts with the objective of optimizing its overall rig utilization and operating margins.

  High Quality Multinational Workforce

     The Company distinguishes itself with its high quality, well-trained and cost-effective rig crew and supervisory workforce. The breadth and depth of the Company's workforce enable it to efficiently staff its own rigs and profitably provide labor and management services for the operation and maintenance of third party rigs. The Company's rig crew and supervisory personnel are drawn largely from the countries in which the Company has longstanding operations. The quality of Santa Fe's workforce and training program is reflected in its safety performance record, which has consistently exceeded the industry norm over the past decade as compiled by the International Association of Drilling Contractors.

  Specialized Drilling Services

     The Company provides drilling services requiring special expertise and technical innovation, such as high pressure high temperature drilling, under balance drilling and jackup rig skid-off drilling. The Company's ability to deliver such services is enhanced by the operational expertise and efficiencies it has developed from its long term presence in selected markets. By taking advantage of innovative contracting opportunities, including incentive contracts, the Company strives to enhance the profitability of its drilling services.

  Deepwater Evaluation

     In addition to its principal business strategy components, the Company has maintained an active program of monitoring and evaluating customer and competitor plans and activities in exploring for oil or natural gas in increasingly deeper water depths. Drilling technology has developed in recent years that permits offshore drilling in water depths up to 10,000 feet. Industry experience in building new rigs for use in deepwater and ultra deepwater operations has demonstrated that the capital cost and construction risks are extremely high, often resulting in marginal economic returns to the rig owner. Under appropriate circumstances, the Company may expand the scope of its operations by entering the deepwater market, but currently has no definitive plans to do so.

BUSINESS CONSIDERATIONS AND RISK FACTORS

  Contract Drilling Industry Volatility and Competition

     The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization with resulting high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the worldwide demand for, and the current and anticipated prices of, oil and natural gas, the level of exploration and production drilling expenditures by oil and gas companies, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to influence oil production levels and pricing, the level of production of non-OPEC countries, the policies of various governments regarding exploration and development of their oil and natural gas resources and the availability of drilling rigs.

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

     Beginning in late 1998 and continuing through the first quarter of 1999, oil prices declined substantially resulting in a significant decline in worldwide land and offshore drilling utilization and dayrates. During this period, the Company experienced declining rig utilization and generally lower average dayrates. Although the Company believes the industry is currently recovering from these conditions, intense competition among drilling contractors is likely to continue for new contract opportunities. The Company has recently experienced intense competition from new entrants into certain of the land rig markets in which the Company operates, primarily Egypt and Qatar.

     In the drilling industry, contracts generally are awarded on a competitive bid basis wherein price often is the determining factor in the selection of a drilling contractor. A customer selecting a rig may consider other factors such as a contractor's safety record, productivity and specialized skills and capabilities and condition of equipment. During industry down cycles, drilling companies may compete more aggressively for contracts and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. The Company believes that competition for drilling contracts will continue to be intense for the foreseeable future.

     Additional rig construction, movement or reactivation could further depress rig dayrates and adversely affect utilization of the Company's rigs. In addition, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

  Industry Consolidation

     During the depressed oil price cycle of late 1998 and early 1999, the oil and gas industry continued its trend toward consolidation, with the announcement or completion of several merger and acquisition transactions. Although oil prices rebounded from the lows of the first quarter of 1999, oil and gas industry capital spending levels for exploration and production projects have and may continue to be less robust than might have otherwise been experienced without industry consolidation. As oil and gas companies continue to address the impact of consolidation, their requirements for drilling rigs and services may be adversely affected.

     In addition to consolidation within the oil and gas industry, the contract drilling industry continued to experience merger and acquisition activity. Further drilling industry consolidation could adversely impact the Company's results of operations through lowered operating margins, increased competition from larger industry members or a variety of other factors that cannot as yet be identified or quantified.

  Operational Risks, Insurance and Indemnification

     Oil and natural gas drilling operations are subject to many risks, including blowouts, cratering, oil or natural gas well fires, explosions, oil spills and other disasters, each of which could result in substantial losses to the Company due to injury or loss of life and damage to or destruction of rigs, oil and natural gas wells, reservoirs, production facilities or other properties. In addition, the Company's offshore and marine equipment is subject to hazards peculiar to marine operations, such as sinking, capsizing, grounding, collision, damage from heavy weather or hurricanes and jackup rig leg "punch through" at the sea bed resulting in leg and/or hull damage. Loss of or serious damage to certain of the Company's equipment, even if adequately covered by insurance, might materially reduce the Company's revenues and operating profit for an extended period of time.

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

     As of February 29, 2000, all of the Company's rigs were located outside the U.S. and its territorial waters. The Company's worldwide operations are also subject to a variety of laws and regulations designed to improve safety in the businesses in which the Company operates. International conventions, including Safety of Life at Sea (SOLAS), the Convention For Prevention of Oil Pollution by Ships at Sea (MARPOL) and the Code for Construction of Mobile Offshore Drilling Units (MODU CODE), generally are applicable to the Company's offshore operations. The Company's operations in the U.K. sector of the North Sea are also subject to strict regulatory requirements, including the Mineral Workings Act (MWA) 1971 and the Health and Safety at Work Act (HASAWA) 1974. Historically, the Company has made significant capital expenditures and incurred additional expenses to ensure that its marine rigs comply with applicable local and international health and safety regulations. Future efforts by the Company to comply with these regulations and standards may increase the Company's costs and may affect the demand for the Company's services by influencing energy prices or limiting the areas in which drilling may be performed.

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

  Contract Termination and Performance Risks

     The Company's contracts with its customers often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. Such termination payments may not be sufficient to fully compensate the Company for the loss of the contract. Early termination of a contract may result in a rig being idle for an extended period of time. Contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods of time by reason of force majeure or excessive rig downtime for repairs, or upon other specified conditions. In periods of rapid market downturn, the Company's customers may not honor the terms of existing contracts and may terminate contracts or prevail upon the Company to renegotiate contract rates and terms to conform with depressed market conditions. During the depressed market conditions experienced in 1999, several of the Company's contracts were renegotiated, resulting in reduced rig utilization and revenues.

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

  Uncertainties and Risks of Non-U.S. Operations

     Operations outside the U.S. account for substantially all of the Company's consolidated revenues. The Company's non-U.S. operations are subject to certain political, economic and other uncertainties not generally encountered in the U.S., including hazards incident to war and civil disturbances (or other hazards that may limit or disrupt markets) and the general hazards associated with the assertion of national sovereignty over certain areas in which operations are conducted. These risks are mitigated by the Company's ability to relocate its rigs. The Company's operations outside the U.S. are also subject to foreign customs and business practices, to changes in political conditions, such as confiscatory taxation, unreasonable regulation, unrealistic pricing or royalty terms, export sales restrictions, embargoes and expropriation or nationalization with or without compensation. Additional risks include fluctuating currency values and hard currency shortages, the possibility of realizing economic currency exchange losses when transactions are completed in currencies other than dollars and risks to the Company's ability to freely repatriate its earnings under existing exchange control laws. Additionally, export restrictions or trade sanctions imposed by the U.S. Government under the Export Administration Act, the Trading With the Enemy Act or similar legislation or regulation may impede the Company's ability, or the ability of its customers, to operate or continue to operate in certain countries. No prediction can be made as to what governmental regulations may be enacted in the future that could adversely affect the international drilling industry.

  Control by Holdings and Potential Conflicts of Interest

     As of February 29, 2000, SFIC Holdings (Cayman), Inc. ("Holdings"), a wholly owned subsidiary of Kuwait Petroleum Corporation ("KPC"), beneficially owned approximately 64.8% of the outstanding ordinary shares, par value $0.01 per share, of the Company ("Ordinary Shares"). KPC is wholly owned by the Government of Kuwait. Accordingly, KPC through Holdings is able to effectively control the election of the Board of Directors of the Company and effectively control the outcome of the vote on certain matters submitted to a vote of the Company's shareholders. The Company, Holdings and KPC have entered into agreements with respect to the approval by Holdings of certain future corporate actions by the Company, the management and allocation of certain liabilities relating to former non-drilling activities of the Company, registration rights for the Ordinary Shares owned by Holdings, and various other matters. See "Item
10. Directors and Officers of the Registrant" and "Item 13. Interest of Management in Certain Transactions."

DRILLING RIG FLEET AND DRILLING RELATED SERVICES

  Marine Rigs

     A marine rig consists of a suite of drilling equipment mounted on a hull or offshore platform. The drilling equipment is generally comprised of a derrick or mast, hoisting equipment, a rotary system, well control equipment, systems for storing, treating and pumping drilling fluids, and a power plant. The specifications of this drilling equipment will determine the drilling capabilities of the rig. Offshore rigs also generally include living quarters, cranes, heliports, and storage areas for drill pipe and drill collars and other materials. The design of the rig and its hull determines the marine areas in which it can operate. The Company's marine fleet consists of 23 jackup rigs, three semisubmersible rigs, and one platform rig. The Company's marine rigs generally are documented as vessels and are registered outside the U.S.

     Jackup Rigs. The Company classifies its jackup rigs in three categories: heavy duty harsh environment rigs, 300-350 foot premium cantilever rigs, and 200-250 foot rigs. A jackup is a mobile rig that jacks down its legs to stand on the sea floor with its hull elevated above the water surface during drilling operations. For transportation between locations, the legs are raised and the hull is floated. The legs are raised and lowered by multiple jacking units attached to the legs. The water depth limit for each rig is a function of several factors, including leg length, sea floor conditions and the anticipated wind, wave and current severity at the location. Jackup rigs can be used to drill exploration wells or to drill multiple production wells at the same location. Several features are important for this latter capability. A cantilever, upon which is mounted the derrick, drill floor and substructure, enables the rig to drill alongside and be positioned over an adjacent platform or subsea template and to drill multiple wells at the same location without repositioning the rig. Twenty-one of the Company's 23 jackup rigs are cantilevered and six of them also have skid-off capability which enables the drilling system to be skidded onto a production platform for development drilling while the rig serves in a tender-assist mode. All of the Company's jackup rigs are equipped with top-drives. A top-drive enables the rig to drill long, highly deviated wells both more efficiently and more safely than conventional rotary equipment.

     The Company owns one of the world's largest fleets of heavy duty harsh environment jackup rigs (six of the 18 currently in service in the industry). Three of these rigs, the Galaxy I, Galaxy II and Galaxy III, are Universe class rig designs capable of operating in water depths of up to 400 feet and are currently qualified to operate in the harsh environment of the central North Sea in water depths of up to 360 feet. The Company's three other heavy duty harsh environment jackup rigs, the Monarch, Monitor and Magellan, are Monarch class rig designs capable of operating in water depths of up to 350 feet and are able to operate year-round in the central North Sea in water depths of up to 300 feet.

     Two of the Company's 300-350 foot cantilever jackup rigs are capable of operating in water depths up to 350 feet and seven are capable of operating in water depths of up to 300 feet. Six of the Company's 200-250 foot jackup rigs are capable of operating in water depths of up to 250 feet, one in water depths of up to 230 feet and one in water depths of up to 200 feet. Two of these rigs, the Key Bermuda and the Key Victoria, are specially designed with eight-foot drafts to permit them to work in shallow water depths and are equipped with large cranes which enable them to perform certain construction and well completion activities as well as drilling work. One of the Company's 200-250 foot jackup rigs, Rig 134, is currently in the shipyard for upgrade to 300-foot water depth capability, extended cantilever capacity and other significant activity and has been reclassified as a 300-350 foot cantilever jackup rig effective January 1, 2000.

     Semisubmersible Rigs. The Company's three semisubmersible rigs are designed to work in deeper water than jackup rigs. These semisubmersible rigs operate afloat and include the machinery, quarters and drilling equipment on a deck structure which is supported by the buoyancy of two submerged barge-shaped hulls. The Company's semisubmersible rigs are moved between drill sites by pumping seawater ballast out of the hulls until the rig is raised to its transit draft. Once the rig is positioned on location by tugs, seawater ballast is pumped into the hulls until the water level is approximately midway between hulls and upper deck structure. The Company's semisubmersible rigs are maintained on station by an eight point mooring system.

     All of the Company's semisubmersible rigs are equipped with top drives. The Company's semisubmersible rig in Equatorial Guinea, the Aleutian Key, is capable of operating in water depths of up to 2,300 feet of water. The Company's semisubmersible rigs in the North Sea (Rig 135 and Rig 140) are capable of operating in water depths of up to 2,400 feet.

     Company-Owned Platform Rig. The Company currently owns and operates one platform rig in the North Sea that consists of a number of self-contained drilling equipment packages which, when assembled on a customer's offshore production platform, make a complete drilling rig.

     More detailed information concerning the Company's marine fleet, as of February 29, 2000, is set forth in the table below:

                                                                                         MAXIMUM   MAXIMUM
                               SERVICE DATE/                                              WATER    DRILLING    BLOWOUT
                               YEAR-OF-LATEST                                             DEPTH     DEPTH     PREVENTER
        TYPE AND NAME          ENHANCEMENT(1)      RIG DESIGN         ATTRIBUTES(2)       (FT)       (FT)       (PSI)
        -------------          --------------      ----------         -------------      -------   --------   ---------
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Galaxy III.................  1999             F&G Universe        IC; SO: ATDS: SCR       400     30,000     15,000
  Galaxy II..................  1998             F&G Universe        IC; SO; ATDS; SCR       400     30,000     15,000
  Magellan...................  1992/1993        F&G Monarch         IC; SO; ATDS; SCR       350     30,000     15,000
  Galaxy I...................  1991             F&G Universe        IC; SO; ATDS; SCR       400     30,000     15,000
  Monitor....................  1989             F&G Monarch         IC; ATDS; SCR           350     30,000     15,000
  Monarch....................  1988/1996        F&G Monarch         IC; ATDS: SCR           350     30,000     10,000
SEMISUBMERSIBLE RIGS
  Rig 135....................  1983/1989        F&G 9500            PA; ATDS; 3G; SCR     2,400     25,000     15,000
  Rig 140....................  1983/1998        F&G 9500            PA; ATDS: 3G; SCR     2,400     25,000     15,000
  Aleutian Key...............  1976/1995        F&G L-907           ATDS: 2G; SCR         2,300     25,000     10,000
300-350 FOOT CANTILEVER JACKUP RIGS
  Compact Driller............  1993             MLT 116C            IC; TDS; SCR            300     25,000     10,000
  Parameswara................  1993             BMC 300IC           IC; SO; TDS; SCR        300     25,000     10,000
  Key Hawaii.................  1983             Mitsui              IC; ATDS: SCR           300     25,000     10,000
  Key Singapore..............  1982/1994        MLT 116C            IC; TDS; SCR            350     25,000     10,000
  Rig 134(3).................  1982/2000        F&G L-780 Mod. II   IC; TDS; SCR            300     20,000     10,000
  Rig 136....................  1982             F&G 780 Mod. II     IC; TDS; SCR            300     20,000     10,000
  Key Manhattan..............  1980/1996        MLT 116C            IC; TDS; SCR            350     25,000     10,000
  Galveston Key(3)...........  1978/1988        MLT 84/116C         IC; TDS; SCR            300     25,000     10,000
  Key Gibraltar..............  1976/1996        MLT 84/116C         IC; SO; TDS; SCR        300     25,000     10,000
200-250 FOOT JACKUP RIGS
  Rig 141....................  1982             MLT 82SDC           IC; TDS; SCR            250     20,000     10,000
  Rig 124....................  1980             Mitsui 200C-45      IC; TDS; SCR            250     20,000     10,000
  Key Bermuda................  1980             Mitsui F550         IS; SD; TDS; SCR        200     20,000     10,000
  Rig 127....................  1981/1995        F&G L-780 Mod. II   IC; TDS; SCR            250     20,000     10,000
  Rig 105....................  1975             MLT 52C             IC; TDS; SCR            250     20,000      5,000
  Key Victoria...............  1974/1996        MLT 80              IS; SD; TDS; DC/DC      250     20,000     10,000
  Rig 103....................  1974/1994        MLT 52C             IC; TDS; SCR            250     20,000     10,000
  Britannia..................  1968/1987        Breit & Garcia      IC; TDS; SCR            230     20,000     10,000
COMPANY-OWNED PLATFORM RIG
  Rig 82.....................  1968/1995        National 1320 UE    TDS; DC/DC              N/A     20,000      5,000

---------------

(1) Indicates year rigs were placed in service by the Company and corresponds to the year built, except the Parameswara, Monarch and Compact Driller,which were built in 1983, 1986 and 1992, respectively. The second date, if given, is the most recent year in which the rig underwent a major upgrade in capacity and/or a refurbishment which extended its useful working life. In some cases, such upgrade or refurbishment took place over an extended period; in those instances, the year given is the year in which the work was completed.

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

(3) The Galveston Key and Rig 134 are owned by P.T. Santa Fe Supraco Indonesia, a limited liability company of which the Company is a 95% shareholder. Prior to January 1, 2000, Rig 134 was classified as a 200-250 foot jackup rig.

     As of December 31, 1999, the average age of the Company's marine fleet, measured from the date first placed in service by the Company, was 16.8 years. The average age for heavy duty harsh environment jackup rigs, semisubmersible rigs, 300-350 foot cantilever jackup rigs and 200 to 250 foot jackup rigs was
7.7 years, 18.5 years, 16.1 years and 21.9 years, respectively.

  Land Rigs

     The Company had its origins as a U.S. land drilling contractor and was a pioneer in international land rig operations, especially in the Middle East and Latin America. Although the Company has emphasized the development of its marine fleet, it has maintained a substantial presence in selected international land rig markets and has continuously upgraded, modernized and enhanced its land rigs. Beginning in 1996, the Company has selectively expanded its land rig fleet. During the period 1996 through 1999, the Company expanded its land rig fleet through the addition of thirteen land rigs, comprised of six specialized, highly mobile rigs, two medium duty 2,000 horsepower and five heavy duty 3,000 horsepower rigs, each of which are equipped with top drives, including a 3,000 horsepower high specification land rig which was placed in service in the Middle East on June 22, 1999.

     The majority of the Company's land rigs are designed for use in remote desert environments and generally include all necessary facilities to support living and working in harsh and remote environments, including accommodation camps and inventories of repair parts and materials. Each of the rigs is designed for efficient disassembly, transport and reassembly. Eleven of the newer rigs are specially designed as wheel-mounted units that can be moved quickly between well locations and four of the rigs are equipped with special "lift and roll" systems, enabling the rigs to be quickly moved between well locations on a pad site. The Company's land rig operations in Egypt, Kuwait, the Kuwait-Saudi Arabia Partitioned Neutral Zone and Qatar are supported by an extensive fleet of specialized rig transport equipment, comprised primarily of heavy duty trucks built and equipped for desert service. Additionally, these operations are supported by a fleet of heavy equipment, such as bulldozers, cranes and forklifts which prepare access roads and drill site locations and facilitate the assembly and tear down of the Company's land rigs.

     The Company historically has concentrated its land rig operations in the Middle East, South America and North Africa. The Company has a longstanding operational history in these areas, having operated in each of them for over 29 years. As of December 31, 1999, the Company had 33 land rigs in Kuwait, Venezuela, Egypt, Oman, Qatar, the Kuwait-Saudi Arabia Partitioned Neutral Zone and Saudi Arabia. As of December 31, 1999, the average age of the Company's land rig fleet, measured from the date first placed in service by the Company, was
10.8 years.

     Information concerning the Company's fleet of land drilling rigs as of February 29, 2000 is set forth in the table below:

                                                            MAXIMUM
                                                            DRILLING    BLOWOUT
                                                             DEPTH     PREVENTER
            NAME               RIG TYPE        HORSEPOWER    (FT.)       (PSI)     POWER(1)
            ----               --------        ----------   --------   ---------   --------
COMPANY OWNED LAND RIGS
     Rig 144............  EMSCO C3               3,000       30,000     10,000     SCR
     Rig 155............  Oilwell E-3000         3,000       30,000     15,000     SCR
     Rig 173............  Gardner Denver         3,000       30,000     10,000     SCR
                          3000...............
     Rig 174............  EMSCO C3               3,000       30,000     10,000     SCR
     Rig 176............  Ideco 3000E            3,000       30,000     10,000     SCR
     Rig 177............  Oilwell E-3000         3,000       30,000     10,000     SCR
     Rig 180............  National 1625          3,000       30,000     15,000     SCR
     Rig 94.............  National 110 UE        2,000       20,000     10,000     DC/DC
     Rig 97.............  Oilwell E-2000         2,000       20,000     10,000     SCR
     Rig 104............  National 1320 UE       2,000       20,000     10,000     DC/DC
     Rig 110............  Oilwell E-2000         2,000       20,000     10,000     DC/DC
     Rig 115............  National 1320 UE       2,000       20,000     10,000     DC/DC
     Rig 119............  Oilwell E-2000         2,000       20,000     10,000     DC/DC
     Rig 158............  Oilwell E-2000         2,000       25,000     10,000     SCR
     Rig 178............  National 1320          2,000       17,000      5,000     SCR
     Rig 179............  National 1320          2,000       17,000      5,000     SCR
     Rig 92.............  National 1320          2,000       16,000     10,000     DC/DC
     Rig 157............  Ideco 1700 UE          1,700       17,000      5,000     SCR
     Rig 102............  National 110 UE        1,500       16,000      5,000     DC/DC
     Rig 147............  National 110 UE        1,500       16,000      5,000     DC/DC
     Rig 170............  National 110 UE        1,500       14,000      5,000     SCR
     Rig 169............  National 110 UE        1,500       16,000      5,000     SCR
     Rig 160............  Dreco 1250 E           1,250       12,000      5,000     SCR
     Rig 161............  Dreco 1250 E           1,250       12,000      5,000     SCR
     Rig 150............  National 80 UE         1,000       11,500      5,000     SCR
     Rig 151............  National 80 UE         1,000       11,500      5,000     SCR
     Rig 166............  Wilson 75                900        7,000      5,000     Mech
     Rig 167............  Wilson 75                900        7,000      5,000     Mech
     Rig 146............  Kremco 750               750       10,000      5,000     SCR
     Rig 159............  Cooper 750               750        8,000      5,000     Mech
     Rig 171............  Oilwell 660-E            750       10,000      5,000     SCR
     Rig 172............  Oilwell 660-E            750       10,000      5,000     SCR
     Rig 143............  Ideco H37 ED             420        6,500      3,000     Mech
JOINT VENTURE OWNED LAND RIGS(2)
     Rig 89.............  National 110 UE        1,500       16,000     10,000     DC/DC
     QDC 3..............  Cooper 650               650        8,000      3,000     Mech
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

(2) For purposes of this table, joint ventures refer only to joint ventures which the Company accounts for on the equity method. The rigs listed are owned by Qatar Drilling Company W.L.L., of which the Company is a 49% shareholder. See "-- Joint Venture, Agency and Sponsorship Relationships and Other Investments."

  Rig Fleet Utilization

     The following table sets forth certain information for the Company's rig fleet during the years ended December 31, 1999, 1998 and 1997. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              AVERAGE FOR THE YEAR
                                                               ENDED DECEMBER 31,
                                                              --------------------
                                                              1999   1998    1997
                                                              ----   -----   -----
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Total rigs(1).............................................   5.1     4.1     4.0
  Rigs under contract.......................................   4.7     4.1     4.0
  Utilization rate(2).......................................  93.0%   98.3%   99.0%
SEMISUBMERSIBLE RIGS
  Total rigs................................................   3.0     3.0     3.0
  Rigs under contract.......................................   2.5     2.7     2.9
  Utilization rate(2).......................................  84.7%   91.1%   97.2%
300-350 FOOT CANTILEVER JACKUP RIGS
  Total rigs................................................   8.0     8.0     8.0
  Rigs under contract.......................................   5.9     7.6     7.8
  Utilization rate(2).......................................  74.0%   94.7%   97.2%
200-250 FOOT JACKUP RIGS
  Total rigs................................................   9.0     9.0     9.0
  Rigs under contract.......................................   4.3     8.0     8.9
  Utilization rate(2).......................................  48.2%   88.4%   99.3%
OTHER MARINE RIGS
  Total rigs................................................    (3)    1.8     2.0
  Rigs under contract.......................................    (3)    1.8     2.0
  Utilization rate(2).......................................    (3)  100.0%  100.0%
LAND RIGS
  Total rigs................................................  32.5    29.2    25.9
  Rigs under contract.......................................  22.3    25.9    23.5
  Utilization rate(2).......................................  68.6%   88.8%   90.8%

---------------

(1) There are 18 heavy duty harsh environment jackup rigs currently in service in the industry: Galaxy I, Galaxy II, Galaxy III, Maersk Endurer, Maersk Gallant, Maersk Giant, Maersk Guardian, Magellan, Monarch, Monitor, Rowan-Gorilla II, Rowan-Gorilla III, Rowan-Gorilla IV, Rowan-Gorilla V, Transocean Nordic, West Epsilon, Ensco 100 and Ensco 101.

(2) "Utilization" means the percentage of the number of days a drilling rig is earning a normal daily margin under a customer contract compared to the total number of days within a specified period.

(3) During the fourth quarter of 1998, the Company's lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, the Company reclassified its platform rig as a component of Drilling Related Services.

  Drilling Related Services

     The Company provides drilling related services to the petroleum industry worldwide, including third party rig operations, incentive drilling, and drilling engineering and project management. These activities complement the Company's contract drilling business by enabling the Company to provide an expanded suite of services, thus responding to customer requirements, and to enhance the utilization and financial performance of its rig fleet. The Company is generally able to provide these services with its existing workforce and infrastructure without investing significant additional capital.

     Third Party Rig Operations. The Company's third party rig operations historically have been concentrated on oil and natural gas producing platforms in the North Sea and land drilling rig operations in Venezuela, areas in which the Company also maintains substantial contract drilling operations. This enables the Company to meet the needs of its customers and to make more efficient use of its workforce and infrastructure. In September 1996, the Company expanded its third party rig operations into the emerging market of the Caspian Sea when it commenced operation and management of the semisubmersible rig, Dada Gorgud. A second semisubmersible, the Istiglal, initiated operations in December 1998. As of December 31, 1999, the Company operated or maintained seven platform and two semisubmersible rigs for third parties.

     The following table lists the location of third party rigs in which the Company was participating as of February 29, 2000.

              TYPE AND NAME                      RIG TYPE         CUSTOMER      LOCATION
              -------------                      --------         --------      --------
PLATFORM RIGS
  Beatrice Alpha..........................  National 1320         Talisman   U.K. North Sea
  Beatrice Bravo..........................  National 610 E        Talisman   U.K. North Sea
  Buchan..................................  EMSCO C3              Talisman   U.K. North Sea
  Clyde...................................  Oilwell E-3000        Talisman   U.K. North Sea
  Fulmar..................................  National 1320 UE      Shell      U.K. North Sea
  Kittiwake...............................  National E-2000 VDB   Shell      U.K. North Sea
  Nelson..................................  EMSCO CE2             Enterprise U.K. North Sea
SEMISUBMERSIBLE RIGS
  Dada Gorgud(1)..........................  F&G Pacesetter        Idle(2)    Caspian Sea
  Istiglal(1).............................  F&G Pacesetter        BP Amoco   Caspian Sea

---------------

(1) Rigs are operated under drilling contract (Istiglal) or subcontract (Dada Gorgud) by Caspian Drilling Company Limited of which the Company is a 45% shareholder. See "-- Joint Venture, Agency and Sponsorship Relationships and Other Investments" for a further discussion of Caspian Drilling Company Limited.

(2) Pending commencement of operations under a long term contract with the Azerbaijan International Operating Company.

     Incentive Drilling Services and Alliances. The Company selectively pursues incentive drilling contracts and innovative contracting opportunities. In doing so, the Company seeks markets that enable it to enhance its profitability by undertaking work that rewards superior performance and drilling productivity. Types of incentive contracts include:

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

COMPETITION

     The contract drilling industry is characterized by intense competition. Competition is usually restricted to a particular region, although drilling rigs are mobile and can be moved from one region to another in response to changes in demand. While price is the most important competitive determinant in the drilling industry, the availability and location of suitable equipment, the design and technical capability of drilling rigs, and the reputation and experience of the drilling contractor may also play a significant role in obtaining a contract and may, in certain cases, warrant a contractor receiving greater compensation than a competitor. Other competitive factors include the ability to provide specialized services, such as well drilling engineering, the technical and financial flexibility to perform turnkey and other incentive contracts, and the contractor's reputation and safety record. The Company believes that it competes favorably with respect to all of these factors. See "-- Business Considerations and Risk Factors -- Industry Consolidation."

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

     The Company operates each of its rigs under a contract either to drill a specified well or number of wells or for a stated period of time, which generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs. The contracts also contain provisions addressing automatic termination or termination at the option of the customer in certain circumstances and may be dishonored or subject to renegotiation in depressed market conditions. See "-- Business Considerations and Risk
Factors -- Contract Termination and Performance Risks."

     Many of the Company's contracts provide for compensation on a dayrate basis, under which the Company receives a fixed amount per day for each day that the rig is operating under contract. Under a dayrate contract, the Company provides the drilling rig and personnel to operate the rig and to conduct the drilling operations. The Company also selectively contracts on the basis that the dayrate automatically will be adjusted periodically during the contract term pursuant to a specified formula or index, most often based upon published rig rates.

     Operating expenses, such as crew wages and incidental supplies, with respect to the contracted rig are paid by the Company. Several of the Company's dayrate contracts also contain incentive terms which provide for additional remuneration if specified performance goals are met and sometimes provide for penalties in the form of reduced or suspended compensation if the specified goals are not achieved. The Company also provides turnkey, footage and other services on an incentive contract basis. See "-- Drilling Rig Fleet and Drilling Related Services -- Incentive Drilling Services and Alliances" above.

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

     Contracts commonly contain renewal or extension provisions exercisable at the option of the customer that address extension for a number of wells or specified period of time. These options may provide that the compensation for the extension period must be agreed upon before commencement of the extension or the parties may have negotiated the extension period compensation at the time of the initial contract. The Company prefers either to negotiate provisions which require mutual agreement upon compensation for the option term (to obtain then-prevailing market rates) or establish a means of increasing compensation for the option term to reflect cost escalation and anticipated market conditions. During industry down cycles, drilling companies compete aggressively for contracts and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. In periods of rapid market downturn, the Company's customers may not honor the terms of existing contracts and may terminate contracts or prevail upon the Company to renegotiate contract rates and terms to conform with depressed market conditions.

     Contract information concerning the Company's marine and land drilling fleet, as of February 29, 2000 is set forth in the table below:

                                                                              CURRENT
                                                                             CONTRACT
          TYPE AND NAME                 LOCATION          CUSTOMER(1)      EXPIRATION(2)
          -------------                 --------          -----------      -------------
HEAVY DUTY HARSH ENVIRONMENT
  JACKUP RIGS
  Galaxy III......................  U.K. North Sea      BP Amoco           Nov 02
  Galaxy II.......................  Canada              Exxon Mobil        Nov 03
  Magellan........................  U.K. North Sea      Elf                Jul 00(3)
  Galaxy I........................  U.K. North Sea      Elf                Mar 01
  Monitor.........................  U.K. North Sea      Talisman           May 00(4)
  Monarch.........................  U.K. North Sea      BP Amoco           Jun 01
SEMISUBMERSIBLE RIGS
  Rig 135.........................  U.K. North Sea      Idle
  Rig 140.........................  U.K. North Sea      Shell              Jan 02
  Aleutian Key....................  Equatorial Guinea   Idle

                                                                              CURRENT
                                                                             CONTRACT
          TYPE AND NAME                 LOCATION          CUSTOMER(1)      EXPIRATION(2)
          -------------                 --------          -----------      -------------
300-350 FOOT CANTILEVER JACKUP
  RIGS
  Compact Driller.................  Thailand            Chevron            Aug 00
  Parameswara.....................  Indonesia           Kodeco             Apr 00(5)
  Key Hawaii......................  Egypt               Aramco             Feb 03
  Key Singapore...................  Egypt               Petrobel           Mar 00(6)
  Rig 136.........................  Egypt               Idle
  Key Manhattan...................  Egypt               Petrobel           Jan 01
  Galveston Key...................  Indonesia           Unocal             Feb 00
  Rig 134.........................  Indonesia           Idle
  Key Gibraltar...................  Malaysia            Shell              Feb 00
200-250 FOOT JACKUP RIGS
  Rig 141.........................  Egypt               Suco               May 00(3)
  Rig 124.........................  Egypt               Petrobel           Feb 00(3)
  Key Bermuda.....................  Nigeria             Chevron            Oct 01
  Rig 127.........................  Qatar               Oxy                Jul 00
  Rig 105.........................  Egypt               Petrobel           Feb 00(3)
  Key Victoria....................  Venezuela           Idle
  Rig 103.........................  Qatar               Idle
  Britannia.......................  U.K. North Sea      Shell              Jun 02
COMPANY OWNED PLATFORM RIG
  Rig 82..........................  U.K. North Sea      Shell              Evergreen
COMPANY OWNED LAND RIGS
  Rig 92..........................  Egypt               Khalda             Oct 00
  Rig 94..........................  Egypt               Wepco              Feb 00
  Rig 104.........................  Egypt               Eshpetco           Jun 00(3)
  Rig 143.........................  Egypt               Petrobel           Mar 00
  Rig 147.........................  Kuwait              Idle
  Rig 170.........................  Kuwait              Idle
  Rig 146.........................  Kuwait              KOC                Mar 01(3)
  Rig 155.........................  Kuwait              KOC                Mar 01(3)
  Rig 157.........................  Kuwait              Idle
  Rig 158.........................  Kuwait              KOC                Mar 01(3)
  Rig 160.........................  Kuwait              KOC                Mar 01(3)
  Rig 161.........................  Kuwait              KOC                Mar 01(3)
  Rig 169.........................  Kuwait              KOC                Jan 02(3)
  Rig 172.........................  Kuwait              KOC                Jun 00
  Rig 180.........................  Kuwait              KOC                Sep 02
  Rig 102.........................  Kuwait-Saudi PNZ    SAT                Aug 00
  Rig 171.........................  Kuwait-Saudi PNZ    SAT                Dec 00
  Rig 173.........................  Saudi Arabia        Aramco             May 00(3)
  Rig 174.........................  Saudi Arabia        Aramco             May 00(3)
  Rig 144.........................  Oman                Idle
  Rig 150.........................  Oman                PDO                Sep 01
  Rig 151.........................  Oman                PDO                Apr 03
  Rig 159.........................  Oman                Idle
  Rig 97..........................  Venezuela           Inemaka            Jul 00
  Rig 110.........................  Venezuela           Idle
  Rig 115.........................  Venezuela           Idle

                                                                              CURRENT
                                                                             CONTRACT
          TYPE AND NAME                 LOCATION          CUSTOMER(1)      EXPIRATION(2)
          -------------                 --------          -----------      -------------
  Rig 119.........................  Venezuela           Idle
  Rig 166.........................  Venezuela           Idle
  Rig 167.........................  Venezuela           Idle
  Rig 176.........................  Venezuela           Arco               Jan 01(3)
  Rig 177.........................  Venezuela           Arco               Oct 00(3)
  Rig 178.........................  Venezuela           Exxon Mobil        Aug 00(3)
  Rig 179.........................  Venezuela           Exxon Mobil        Mar 00
JOINT VENTURE OWNED LAND RIGS
  Rig 89..........................  Qatar               Idle
  QDC 3...........................  Qatar               Idle
  Rig 131.........................  Qatar               Idle

---------------

(1) Generic designation including affiliates, joint ventures and consortia. "QGPC" means Qatar General Petroleum Company; "KOC" means Kuwait Oil Company; "SAT" means Saudi Arabia Texaco; "PDO" means Petroleum Development Oman; "PDVSA" means Petroleos de Venezuela; "PNZ" means Kuwait -- Saudi Arabian Partitioned Neutral Zone.

(2) Indicates date of scheduled expiration of current contract term, or, if the contract is for a fixed number of wells, date of estimated completion of those wells at February 29, 2000. Many contracts are subject to early termination.

(3) Contract is subject to customer term extension option(s).

(4) Monitor contract secured with BHP for five-month program plus options.

(5) Parameswara letter of intent executed with Kodeco for a five-month extension of contract from May 2000.

(6) Key Singapore contract secured with Rashpetco for six-month program commencing on April 1, 2000, plus options.

CUSTOMERS

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. Several major international oil companies have consolidated, and the Company is currently unable to predict the impact, if any, of such consolidation on its business. During the calendar year ended December 31, 1999, Royal Dutch/Shell Group of Companies and its affiliates, joint ventures and consortia, Total Elf Fina, Exxon Mobil and BP Amoco accounted for 14.5%, 13.5%, 13.2% and 11.9% of the Company's consolidated revenues, respectively. See Note 10 of the Notes to Consolidated Financial Statements.

EMPLOYEES

     As of December 31, 1999, the Company had approximately 4,800 full time employees from more than 40 nations, over 95% of who work outside the U.S. Approximately two-thirds of the Company's employees are citizens of countries outside North America and Europe. Approximately 550 and 110 of the Company's employees in Venezuela and Nigeria, respectively, are represented by labor unions.

JOINT VENTURE, AGENCY AND SPONSORSHIP RELATIONSHIPS AND OTHER INVESTMENTS

     In some areas of the world, local custom and practice or governmental requirements necessitate the formation of joint ventures with local participation. The Company is an active participant in several joint venture drilling companies, principally in Azerbaijan, Indonesia, Malaysia, Nigeria, Oman, Qatar and Saudi Arabia. The Company and its co-venturer in Qatar Drilling Company (W.L.L.) are considering sale or other disposition of the joint venture's assets and ultimate dissolution of the joint venture company.

     In Azerbaijan, the semisubmersibles Istiglal and Dada Gorgud operate under long term bareboat charters. The Istiglal is bareboat chartered to and operated by the joint venture Caspian Drilling Company Limited, of which the Company owns 45%, until October 2006 and the Dada Gorgud is bareboat chartered to the Company until October 2006 or the later termination of its current drilling contract with the Azerbaijan International Operating Company. The Company has subcontracted operations of the Dada Gorgud to Caspian Drilling Company Limited.

     The Company participates in a joint venture that operates a petroleum supply base in Indonesia. The Indonesian supply base, 42% owned by the Company, is located at Merak Point on the island of West Java. It provides open and covered storage and bulk chemical trans-shipment facilities. The Company has co-owned and managed this supply base for nearly 30 years. The land lease for the supply base, which was previously scheduled to expire in 2000, has been renewed for an additional 30 years. The Company also has a passive minority investment in a Libyan drilling company that is accounted for on the cost basis.

     Local law or custom in some areas of the world also effectively mandates establishment of a relationship with a local agent or sponsor. When necessary or appropriate in these areas, the Company enters into agency or sponsorship agreements.

RISKS, INSURANCE AND INDEMNIFICATION

     The Company emphasizes ongoing safety and training programs and has installed significant safety equipment, all designed to promote a safe working environment. Nevertheless, the operations of the Company are subject to the many hazards inherent in the drilling business.

     While the Company maintains broad insurance coverage, such insurance generally does not cover all types of losses (e.g., loss of charter hire/dayrate revenue, war, internal disturbances, expropriation, nationalization or business interruption). Losses and liabilities arising from uninsured or underinsured events would reduce revenues and increase costs to the Company. In addition, pollution and similar environmental risks generally are not fully insurable. As a consequence, the existing insurance may not be sufficient to protect the Company from all of its operational risks or against liability from all consequences of well disasters, maritime casualties or damage to the environment. It is also not sufficient to protect the Company for the full market or replacement value of assets that are rendered actual or constructive total losses. The Company may be liable for oil spills, costs of controlling a wild well, well loss or damage and similar matters if not indemnified by its customers or insured. When appropriate, such as when contracting on a turnkey basis, the Company may separately insure well-related risks (well loss or damage, wild well control and pollution).

     The Company believes its policy with regard to the purchase of insurance coverage is consistent with industry practice with regard to the types, amounts and limits of insurance maintained. From time to time, the Company reviews its coverage levels and adjusts them commensurate with industry conditions and perceived rig values. Further, no assurances can be given that the desired insurance coverage will continue to be available at rates considered reasonable or that certain types of coverage will be available at any cost.

     In the event insurance is determined to be inadequate, uneconomic or unavailable, the Company evaluates its exposure to uninsurable risks before participating in any projects. To the extent permitted by market conditions, the Company contracts with its customers to provide the Company with indemnification or other protection against risks not generally covered by insurance and against losses in excess of applicable insurance limits. The Company generally has been able to obtain contractual indemnification from its customers which protects and indemnifies the Company to some degree from liability arising out of damages to customer property and injuries to certain personnel, reservoir, pollution and environmental damages and wild well control. However, there can be no assurance that the Company can obtain such indemnification in all of its contracts.

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

     The Company has been named as a Potentially Responsible Party ("PRP") in connection with a Superfund site located in Santa Fe Springs, California and maintained by Waste Disposal, Inc. ("WDI"). On August 18, 1994 the U.S. Environmental Protection Agency (the "EPA") issued an Administrative Order for Remedial Design ("ORD") against eight PRP's, not including the Company, alleging that they are responsible for costs associated with the cleanup of the WDI site and requesting that these parties consent to undertake certain specific investigative and remedial measures with respect to the site. On March 31, 1997 the ORD was amended to modify the scope of remedial work to be performed at the site and to add thirteen additional parties, including the Company. On April 29, 1997 the Company advised the EPA of its intention to comply with the ORD. In an effort to minimize costs associated with its involvement in the site, the Company has entered into a Participation Agreement with the other named PRPs, by which the PRPs will provide monetary credit to certain PRPs for previously incurred costs, cooperate in common response to any claims arising out of the ORD, and allocate among themselves costs associated with their involvement with the site. The PRP's have agreed to an allocation arrangement, which, subject to resolution of pending appeals by certain PRP's, will result in the Company assuming responsibility for approximately 7.7% of costs related to site remediation. Under the allocation arrangement, this amount is reduced by recoveries from other parties, including landowners, non-participating PRP's and any contributions from the Environmental Protection Agency under its orphan share program. Ultimate liability will be dependent upon agreement between the EPA and the PRP's concerning the most cost effective and appropriate remediation of the site.

     Based on information presently available, the Company does not believe that any liability imposed in connection with the WDI site will have a material adverse effect on the Company's financial condition or ongoing results or operations given the nature and extent of its involvement at the site and available resources.

ITEM 4. CONTROL OF REGISTRANT.

     (a) As of February 29, 2000, Holdings, a wholly-owned subsidiary of KPC, beneficially owned approximately 64.8% of the outstanding Ordinary Shares. KPC is wholly owned by the Government of Kuwait.

     So long as Holdings owns a majority of the outstanding Ordinary Shares, KPC through Holdings will be able to elect the Board of Directors of the Company and effectively control the outcome of the vote on certain matters submitted to a vote of the Company's shareholders. Mr. Nader Hamad Sultan, a Director of the Company who also serves as Chairman and a member of the Board of Holdings, has been authorized by the Holdings Board to cast votes for Holdings' Ordinary Shares of the Company at the Company's 2000 Annual General Meeting of Shareholders, in person or by proxy. So long as KPC remains a significant indirect shareholder of the Company, it intends to oversee its investment in the Company, including exercise of its and Holdings' rights under the Intercompany Agreement and the Company's Articles. See "Item 13. Interest of Management in Certain Transactions."

     (b) The following table is furnished as of February 29, 2000 to indicate beneficial ownership of the Company's Ordinary Shares by (i) each person who is known by the Company to be a beneficial owner of more than 5% of the Company's Ordinary Shares and (ii) all executive officers and Directors of the Company as a group. The information in the following table was provided by such persons.

        TITLE OF CLASS                IDENTITY OF PERSON OR GROUP        AMOUNT OWNED    PERCENT OF CLASS
        --------------                ---------------------------        ------------    ----------------
Ordinary Shares................  SFIC Holdings (Cayman), Inc.             74,500,000           64.8%
Ordinary Shares................  Directors and executive officers as a       205,695(1)         0.2%
                                 group (18 persons)

---------------

(1) Does not include 44,600 restricted shares or 1,078,567 options that are not exercisable within 60 days. Includes 15,036 shares held in the Company's Investment Savings and Profit Sharing Plan and 250 shares held by a spouse in a custodial account for the benefit of a minor child. Does not include 800 shares held of record by the spouse of Mr. Ferdinand A. Berger, a Director of the Company. Mr. Berger disclaims beneficial ownership of such 800 shares. Does not include 74,500,000 shares over which Mr. Nader Hamad Sultan, a director of the Company, has the authority to cast votes on behalf of Holdings at the Company's 2000 Annual General Meeting of Shareholders. Mr. Sultan disclaims beneficial ownership of such 74,500,000 shares.

ITEM 5. NATURE OF TRADING MARKET.

     There is no non-U.S. trading market for the Ordinary Shares of the Company.

     Within the U.S., the Company's Ordinary Shares commenced trading on The New York Stock Exchange ("NYSE") effective June 10, 1997 under the symbol "SDC."

     The following table sets forth the high and low sales price per Ordinary Share for the periods indicated.

                                                               HIGH     LOW
                                                              ------   ------
1998
  First Quarter.............................................  $41.50   $29.75
  Second Quarter............................................  $42.94   $28.44
  Third Quarter.............................................  $31.44   $12.25
  Fourth Quarter............................................  $21.19   $11.19
1999
  First Quarter.............................................  $20.38   $13.00
  Second Quarter............................................  $23.31   $16.19
  Third Quarter.............................................  $27.00   $19.13
  Fourth Quarter............................................  $26.00   $19.00

     Based upon records maintained by the Company's transfer agent, as of February 29, 2000, there were approximately 310 shareholders of record in the U.S. and 210 shareholders of record outside of the U.S. holding 40,620,070 and 74,509,175 Ordinary Shares, respectively. These numbers include persons or entities holding shares as nominees for beneficial owners.

     The Company's current dividend policy contemplates the payment of quarterly dividends of $0.0325 per Ordinary Share. On March 7, 2000, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 17, 2000 to holders of record at the close of business March 31, 2000. The Company's dividend policy is subject to change based upon the Company's financial condition, results of operations, capital needs and other factors deemed relevant by the Board of Directors.

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

ITEM 7. TAXATION.

     At the present time there is no Cayman Islands income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Cayman Islands company or its shareholders. The Company has obtained an assurance from the Cayman Islands Government under the Tax Concessions Law (Revised) that, in the event that any legislation is enacted in the Cayman Islands imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until February 13, 2010 be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company. Therefore, under present law there will be no Cayman Islands tax consequences with respect to distributions in respect to the Ordinary Shares. The U.S. does not have a tax treaty with the Cayman Islands. See "Item 1. Description of Business -- Business Considerations and Risk Factors -- Taxation Risks."

ITEM 8. SELECTED FINANCIAL DATA.

     At the direction of its Board of Directors, the Company implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

     The following table sets forth selected consolidated financial data for the Company as of and for the calendar years ended December 31, 1999, 1998 and 1997 and for the fiscal years ended June 30, 1997, 1996 and 1995. Audited financial statements for the years ended December 31, 1999, 1998, and 1997 are included elsewhere in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto.

                                                 CALENDAR YEAR ENDED DECEMBER 31,        FISCAL YEAR ENDED JUNE 30,
                                               ------------------------------------   ---------------------------------
                                                  1999         1998         1997         1997        1996        1995
                                               ----------   ----------   ----------   ----------   ---------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenues...........................  $  614,241   $  811,346   $  688,957   $  578,563   $ 470,882   $466,262
Operating costs..............................     355,763      414,022      373,833      339,665     308,513    320,317
                                               ----------   ----------   ----------   ----------   ---------   --------
Operating margin.............................     258,478      397,324      315,124      238,898     162,369    145,945
Other operating costs and expenses:
  Depreciation and amortization(1)...........      71,631       55,807       46,197       43,360      77,128     86,916
  General and administrative.................      18,596       22,161       20,149       16,931      17,168     16,225
  Gain on sale of assets.....................        (805)      (5,988)        (626)      (1,041)       (754)    (1,355)
                                               ----------   ----------   ----------   ----------   ---------   --------
Operating income (loss)......................     169,056      325,344      249,404      179,648      68,827     44,159
Other income (expense), net..................       9,403        1,320        2,868        6,593       9,016      5,094
                                               ----------   ----------   ----------   ----------   ---------   --------
Income before provision for taxes on
  income.....................................     178,459      326,664      252,272      186,241      77,843     49,253
Provision for taxes on income................      28,635       39,520       27,486       21,325      15,867      4,955
                                               ----------   ----------   ----------   ----------   ---------   --------
Net income...................................  $  149,824   $  287,144   $  224,786   $  164,916   $  61,976   $ 44,298
                                               ==========   ==========   ==========   ==========   =========   ========
Net income per ordinary share(2):
  Basic......................................  $     1.31   $     2.51   $     1.96   $     1.44
  Diluted....................................  $     1.30   $     2.50   $     1.96   $     1.44
Pro forma net income per ordinary share(2):
  Basic......................................                                                      $    0.54
  Diluted....................................                                                      $    0.54
Cash dividends per ordinary share(3).........  $     0.13   $     0.13   $    0.065   $       --   $      --
                                               ==========   ==========   ==========   ==========   =========

                                                 CALENDAR YEAR ENDED DECEMBER 31,        FISCAL YEAR ENDED JUNE 30,
                                               ------------------------------------   ---------------------------------
                                                  1999         1998         1997         1997        1996        1995
                                               ----------   ----------   ----------   ----------   ---------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
Capital expenditures.........................  $  124,608   $  277,400   $  229,192   $  146,596   $  64,810   $ 36,443
Cash flows provided by (used in):
  Operating activities.......................     254,856      343,221      297,794      207,178     113,118    131,685
  Investing activities.......................    (266,700)    (272,475)    (235,648)    (143,197)      5,012    (14,643)
  Financing activities.......................     (12,778)     (14,885)     (66,785)     (66,893)   (108,391)   (98,373)
EBITDA(4)....................................     240,687      381,151      295,601      223,008     145,955    131,075
BALANCE SHEET DATA:
Working capital..............................  $  259,266   $  170,776   $  122,700   $  125,730   $ 124,333   $ 89,033
Property and equipment, net..................   1,102,564    1,049,201      801,970      691,300     587,420    599,680
Total assets.................................   1,563,542    1,453,736    1,161,453    1,000,446     884,998    924,983
Total debt(5)................................          --           --           --           --          --     58,364
Shareholders' equity.........................   1,366,025    1,227,224      953,017      831,115     733,092    728,089

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

(2) The basic net income per Ordinary Share data for the calendar years ended December 31, 1999, 1998 and 1997 and for the fiscal year ended June 30, 1997 is calculated based on weighted average shares outstanding. The dilutive impact of Ordinary Share equivalents related to stock awards and options outstanding under the Company's share award plans was not significant for the periods presented, increasing the weighted average shares outstanding used in the computation for the calendar year ended December 31, 1999, 1998 and 1997 and for the fiscal year ended June 30, 1997 to 115,443,000, 114,812,000, 114,608,000 and 114,502,000, respectively. The pro forma net income per Ordinary Share data for the fiscal year ended June 30, 1996 is calculated as though 114,500,000 shares issued were outstanding. See Note 2 of the Notes to Consolidated Financial Statements.

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

RESULTS OF OPERATIONS

  General

     Overview. The Company is subject to many risks that could impair liquidity and operating results because of decreased revenues, increased expenses or both. The contract drilling industry is a highly competitive and cyclical industry that is influenced by customer drilling budgets and expenditures and oil and natural gas pricing, consumption and demand. The industry has and may encounter periods of rapid downturn which result in substantially reduced dayrates and low utilization. Any further reduction in industry utilization could idle more of the Company's drilling rigs, in which event the Company must bear idle rig expenses without any offsetting revenue. Should the industry engage in a more extensive rig building program, the resulting increase in rig supply could cause a further deterioration of the market for the Company's rigs. Any of these events could have a materially adverse effect on the Company's revenues, gross margins and net income and the Company's liquidity in future periods.

     The Company's contract drilling revenues vary based upon demand, which affects the number of days the rig fleet is utilized and the dayrates received. Revenue can also increase or decrease as a result of the acquisition or disposal of rigs. In order to improve utilization, realize higher dayrates or retain market share, the Company may mobilize its rigs from one market to another. During periods of mobilization, however, revenues generally are adversely affected. As a response to changes in demand and dayrate conditions, the Company may withdraw a rig from the market by "stacking" it in an idle mode or may reactivate a rig that was previously stacked, which may decrease or increase revenues, respectively. See "Item 1. Description of Business -- Industry Conditions."

     Beginning in 1998 and continuing through the first quarter of 1999, the industry witnessed a substantial decline in oil prices with resulting reduction in oil and gas company capital budgets. These depressed drilling industry conditions resulted in a significant decline in demand for drilling rigs throughout 1999 which, in turn, resulted in decreased rig utilization and an increase in the number of idle rigs. As a result, for the year ended December 31, 1999, the Company realized sequential quarterly declines in rig utilization and generally lower average rig dayrates, the combination of which led to decreased operating revenues and lower net income. The Company implemented certain actions to minimize its consequent decline in operating margin, such as reducing personnel employment as rigs become idle, deferring certain non-essential operating expenses, reducing land based support personnel, deferring compensation actions and applying other cost reduction measures. The Company will continue to evaluate market conditions and make further adjustments as appropriate.

     Oil prices recovered beginning in the second quarter of 1999 and are currently at near record levels. The contract drilling industry is now beginning to recover from the 1999 down cycle that resulted in reduced worldwide rig utilization and depressed rig rates. To date, this recovery has yielded increased offshore rig utilization and dayrates primarily in the Gulf of Mexico. International offshore and land rig drilling markets (including those in which the Company operates) have yet to enter into a meaningful recovery and the Company presently has a number of rigs idle. The Company believes the decreased utilization and lower dayrate trends recently experienced by the industry will be reversed as the industry continues to rebound. Although the price of crude oil increased through the last half of 1999, the potential impact of this oil price increase on the Company's future results of operations, both as to amount and timing, cannot be accurately predicted. The Company believes, however, that higher oil and natural gas prices for an extended period of time may result in increased oil and gas company exploration and production budgets, which in turn may result in increased future demand for drilling rigs.

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

     Beginning in late 1998 and continuing through the first quarter of 1999, oil prices declined substantially resulting in a significant decrease in the worldwide demand for drilling services. Due to these depressed market conditions, the Company realized significant declines in marine and land rig utilization and dayrates, resulting in decreased revenues. Other revenues, including those associated with mobilization, incentive programs, drilling related services and project management, were adversely impacted as well.

     Operating costs. Operating costs are not affected by changes in dayrates, nor are they necessarily significantly affected by fluctuations in utilization. For instance, if a rig is idle for a short period of time, the Company realizes few decreases in operating expenses since the rig typically is maintained in a ready-to-operate state with a full crew. However, if a rig were expected to be idle for more than a brief period of time, the Company may reduce the size of the rig's crew and take steps to maintain the rig in an idle "stacked" mode, which lowers expenses and partially offsets the negative impact on operating income associated with loss of revenues. Operating costs also may be impacted by the Company's ability to successfully hire and train sufficient numbers of employees to operate the Company's drilling equipment. The Company recognizes activities that maintain rather than upgrade the rigs as an operating cost. Such repair and maintenance activities include, but are not limited to, painting, inspections and routine overhauls. These operating costs also include the purchase of parts and materials from third parties, the prices of which vary from period to period and are, in part, impacted by influences outside the control of the Company. While the Company has experienced significant increases in the cost of rig related equipment and spare parts due to manufacturer/supplier price increases over the past few years, prices generally stabilized in 1998 and 1999. Should these or similar cost increases occur in the future, the Company's financial results could be negatively impacted.

     Drilling industry conditions in 1999 resulted in a significant decline in demand for drilling rigs which, in turn, resulted in an increase in the number of idle rigs and lower utilization of the Company's drilling fleet. The previously mentioned lower revenues combined with lower rig utilization caused the Company to take certain actions during 1999, such as reduction of employment as rigs became idle, deferral of certain non-essential operating expenses, reduction of land based support personnel, deferral of compensation actions and other similar cost conservation measures. The Company will continue to evaluate market conditions and make further adjustments as appropriate.

     Operating income. In addition to operating revenues and costs, operating income is also affected by the level of general and administrative expense, depreciation and amortization expense and any gains or losses from the sale or retirement of assets. Costs of rig enhancements are capitalized and depreciated over the expected useful lives of the enhancements. Increased depreciation expense subsequent to capital upgrade decreases operating income.

     Provision for taxes on income. The Company is not subject to income taxes in the Cayman Islands. The Company's provision for taxes on income for the years ended December 31, 1999, 1998 and 1997 was $28.6 million, $39.5 million and $27.5 million, respectively. The Company's effective tax rate for the calendar years ended December 31, 1999, 1998 and 1997 was 16.0%, 12.1% and 10.9%,
respectively. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each country in which the Company operates has its own tax system and because the amounts earned in, and subject to tax by, each jurisdiction change from period to period. Increases or decreases in the Company's consolidated pre-tax income may not lead to corresponding changes in its effective tax rate because a substantial portion of the Company's pre-tax income is either not subject to taxation or is subject to taxation at rates lower than the Company's average worldwide rates. See Note 5 of Notes to Consolidated Financial Statements.

     The following table presents data relating to the Company's operating revenues, operating costs, operating income, utilization and average dayrates by equipment type and for drilling services.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
OPERATING REVENUES
Heavy duty harsh environment jackup rigs...................  $181,662    $148,997    $135,931
Semisubmersible rigs.......................................    88,702     114,952      87,787
300-350 foot cantilever jackup rigs........................    81,015     150,602     121,854
200-250 foot jackup rigs...................................    58,351     143,164     122,817
Other marine rigs(1).......................................        --      11,836      11,984
                                                             --------    --------    --------
          Total marine rigs................................   409,730     569,551     480,373
                                                             --------    --------    --------
Land rigs..................................................   143,227     147,880     125,527
Drilling related services..................................    60,143      92,746      81,472
Other......................................................     1,141       1,169       1,585
                                                             --------    --------    --------
          Total operating revenues.........................   614,241     811,346     688,957
                                                             --------    --------    --------
OPERATING COSTS(2)
Heavy duty harsh environment jackup rigs...................    62,175      49,549      47,091
Semisubmersible rigs.......................................    43,969      63,712      41,694
300-350 foot cantilever jackup rigs........................    48,459      58,373      59,645
200-250 foot jackup rigs...................................    49,992      66,982      59,260
Other marine rigs(1).......................................        --       8,659       8,477
                                                             --------    --------    --------
          Total marine rigs................................   204,595     247,275     216,167
                                                             --------    --------    --------
Land rigs..................................................    95,255      97,966      86,547
Drilling related services..................................    42,437      65,665      61,641
Other......................................................    13,476       3,116       9,478
                                                             --------    --------    --------
          Total operating costs............................   355,763     414,022     373,833
                                                             --------    --------    --------
          OPERATING MARGIN.................................   258,478     397,324     315,124
                                                             --------    --------    --------
Depreciation and amortization..............................   (71,631)    (55,807)    (46,197)
General and administrative.................................   (18,596)    (22,161)    (20,149)
Gain on sale of assets.....................................       805       5,988         626
                                                             --------    --------    --------
          OPERATING INCOME.................................  $169,056    $325,344    $249,404
                                                             ========    ========    ========
OPERATING INCOME AS A PERCENTAGE OF REVENUES...............      27.5%       40.1%       36.2%
                                                             ========    ========    ========

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
AVERAGE RIG FLEET UTILIZATION
Heavy duty harsh environment jackup rigs...................      93.0%       98.3%       99.0%
Semisubmersible rigs.......................................      84.7        91.1        97.2
300-350 foot cantilever jackup rigs........................      74.0        94.7        97.2
200-250 foot jackup rigs...................................      48.2        88.4        99.3
Other marine rigs(1).......................................        --       100.0       100.0
          Total marine rigs................................      69.9        93.0        98.4
Land rigs..................................................      68.6        88.8        90.8
AVERAGE DAYRATES
Heavy duty harsh environment jackup rigs...................  $105,434    $100,132    $ 94,005
Semisubmersible rigs.......................................    95,584     115,298      82,507
300-350 foot cantilever jackup rigs........................    37,472      54,487      42,952
200-250 foot jackup rigs...................................    36,838      49,299      37,662
Other marine rigs(1).......................................        --      18,237      16,416
          Total marine rigs................................    64,050      64,707      51,443
Land rigs..................................................    17,593      15,642      14,611

---------------

(1) During the fourth quarter of calendar 1998, the Company's lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, the Company reclassified its platform rig as a component of Drilling Related Services.

(2) Exclusive of depreciation which is presented separately below.

CALENDAR YEARS ENDED DECEMBER 31, 1999 AND 1998

     Operating revenues. Total operating revenues decreased $197.1 million (24.3%). Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $32.7 million (21.9%) primarily due to the full year impact of Galaxy II operations ($41.6 million) and inception of Galaxy III operations on December 5, 1999 ($4.1 million), partially offset by lower utilization ($8.1 million) and lower average dayrates ($4.9 million). Semisubmersible rig revenues decreased $26.3 million (22.8%), mainly due to 17.1% lower average dayrates ($17.6 million) and lower utilization ($8.7 million). Revenues from 300-350 foot cantilever jackups decreased $69.6 million (46.2%) primarily because of a 31.2% decrease in average dayrates ($46.4 million) and decreased utilization of rigs in Egypt, Indonesia, Vietnam and Malaysia ($27.8 million), partially offset by increased utilization of the Compact Driller ($4.6 million). Revenues from 200-250 foot jackup rigs decreased $84.8 million (59.2%), mainly due to lower utilization ($54.0 million) of rigs in Egypt, Qatar and Venezuela and a 25.3% decrease in average dayrates ($30.8 million). The retirement of the Rey del Lago and the reclassification of the Company's platform rig to drilling related services led to decreased other marine revenues of $11.8 million. Revenues from land rigs decreased $4.7 million (3.1%) primarily due to decreased utilization ($38.1 million) and lower average dayrates ($2.0 million) earned by rigs in Egypt, Oman, Qatar and Venezuela, partially offset by $21.8 million increased revenue from full year operations of three rigs placed in service in 1998 and $13.6 million increased revenue from two new rigs placed in service during 1999. Revenues from drilling related services decreased $32.6 million (35.2%) due to a $16.9 million decrease in revenues from incentive contracts and decreased third party rig operations revenues of $19.7 million, partially offset by $4.0 million in revenues from the Company's platform rig that was transferred from other marine rigs effective January 1, 1999. Incentive drilling revenues decreased because of a decrease in the number of contracts containing incentive based provisions, primarily in the North Sea, Egypt, Qatar and Venezuela. Third party operations revenues decreased mainly due to fewer contracts in the North Sea and Venezuela, partially offset by increased transportation operations in Kuwait.

     Operating costs. Total operating costs decreased $58.3 million (14.1%). Operating expenses from heavy duty harsh environment jackup rigs increased $12.6 million (25.5%) primarily due to the impact of full year Galaxy II operations and the inception of Galaxy III operations in December 1999. Semisubmersible rig operating costs decreased $19.7 million (31.0%) primarily due to non-recurring 1998 Rig 140 upgrade costs and lower amortization of mobilization costs for Rig
135. Operating costs for the 300-350 foot cantilever jackup rigs decreased $9.9 million (17.0%), primarily due to lower utilization. Operating costs for the 200-250 foot jackup rigs decreased $17.0 million (25.4%) primarily due to lower utilization of rigs in Egypt, Qatar and Venezuela, partially offset by increased maintenance activity. The retirement of the Company's lake barge and the reclassification of its platform rig to drilling related services led to a decrease in other marine operating expenses of $8.7 million. Operating costs associated with land rigs decreased $2.7 million (2.8%), primarily due to reduced utilization ($23.9 million), partially offset by increased costs associated with full year operations of three rigs placed in service in 1998 ($12.6 million) and costs for two new rigs placed in service in 1999 ($7.0 million). Operating expenses from drilling related services decreased $23.2 million (35.4%) primarily due to a $10.6 million decrease in expenses from incentive drilling activities and $15.5 decreased expenses from third party rig operations, partially offset by $2.8 million in expense from the Company's reclassified platform rig. Other operating expenses increased $10.4 million, primarily due to increased provision for inventory obsolescence.

     General and administrative. General and administrative expense decreased $3.6 million (16.1%), primarily due to decreased costs associated with reduced staff and lower employee benefit costs.

     Depreciation and amortization. Depreciation and amortization expense increased $15.8 million (28.4%) for the year ended December 31, 1999 as compared with 1998. Depreciation of land rigs placed in service during 1998 and 1999 yielded increased expense of $6.8 million, while the addition of the Galaxy II in 1998 increased depreciation expense by $5.3 million. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

     Gain on sale of assets. Gain on sale of assets decreased $5.2 million for the year ended December 31, 1999 as compared with the prior year. During 1998, the Company recognized a $4.8 million gain due to insurance recovery for damages sustained on a land rig following a blowout incident. The remaining decrease of $0.4 million resulted from lower sales and dispositions of miscellaneous equipment.

     Other income (expense), net. Other income increased $8.1 million during 1999 compared with 1998, mainly due to $4.9 million increased investment income associated with higher invested balances, $1.6 million decreased foreign exchange losses, primarily from operations in Indonesia and Venezuela, and $1.6 million lower non-operating charges, mainly due to decreased provision for contingency reserves.

     Provision for taxes on income. The provision for taxes on income for the year ended December 31, 1999 decreased $10.9 million (27.5%), primarily due to lower reportable earnings primarily in Egypt and the North Sea. This situation was partially offset by the initiation of Galaxy II operations in Canada and Rig 135 operations in Trinidad. The Company's annualized effective tax rate increased to 16.1% from 12.0% for 1998 due to changes in the mix of reportable earnings generated within the various taxing jurisdictions in which the Company operates. Expressed as a percentage of revenue, the provision for taxes on income was 4.7% and 4.9% for 1999 and 1998, respectively.

     Net income. Net income for the year ended December 31, 1999 decreased $137.3 million (47.8%) to $149.8 million as compared to $287.1 million for the prior year. This decrease resulted primarily from $197.1 million decreased operating revenues, increased depreciation and amortization expense of $15.8 million and $5.2 million lower gains on sale of assets. Partially offsetting these decreases to net income were lower operating expense of $58.3 million, decreased general and administrative expense of $3.6 million, $8.1 million higher other income (expense), net and $10.9 million decreased provision for income taxes.

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

Operating revenues for the Company's three semisubmersibles increased $27.2 million (30.9%), mainly due to a 39.7% increase in average dayrates ($30.5 million) and 31 days increased Rig 135 utilization in the North Sea ($3.0 million). These increases were partially offset by 98 days lower utilization of Rig 140 ($6.3 million) as it was relocated from the Gulf of Mexico to the North Sea, undergoing a planned shipyard maintenance and capital upgrade program prior to the commencement of its new contract. Revenues from 300-350 foot cantilever jackups increased $28.7 million (23.6%) primarily because of a 26.9% increase in average dayrates ($33.7 million), partially offset by lower utilization ($5.0 million), mainly for the Parameswara and Compact Driller as they were mobilized from Australia and Gabon to Malaysia and Thailand, respectively. Revenues from 200-250 foot jackup rigs increased $20.3 million (16.6%), mainly due to a 30.9% increase in average dayrates ($33.3 million), partially offset by 357 days lower utilization ($12.9 million), primarily on Rig 134 in Indonesia, Rig 127 in Qatar, the Key Victoria in Venezuela and Rig 141 in Oman. Revenues from land rigs increased by $22.4 million (17.8%). Four new rigs, three in South America and one in North Africa, operated in the calendar year ended December 31, 1998 as compared with the same period of 1997, increasing revenues by $10.7 million. Higher utilization of four rigs that were placed in service in the Middle East during 1997 contributed higher revenues of $14.5 million. Revenues from the remaining land rigs decreased $2.8 million due to 475 days decreased utilization ($6.5 million) partially offset by increased average dayrates ($3.7 million). Revenues from drilling related services increased $11.3 million (13.8%) primarily because of a $14.0 million increase in revenues from incentive contracts, partially offset by a $2.7 million decrease in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea. Third party operations revenues decreased mainly due to the August 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea. Prior to that date, the rig was operated solely by the Company. Decreased well engineering services in the North Sea were partially offset by increased activity in the Middle East.

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

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $254.9 million and $343.2 million for the calendar years ended December 31, 1999 and 1998, respectively. The decrease in cash flows from operations was primarily attributable to decreased net income adjusted for non-cash charges, partially offset by decreased working capital requirements. Investing activities used cash of $266.7 million and $272.5 million for the calendar years ended December 31, 1999 and 1998, respectively. The decreased usage in investing activities of $5.8 million was primarily due to $171.3 million decreased capital spending and advance payments related to drilling rig construction, partially offset by $151.6 million increased net purchases of marketable securities and $13.8 million non-recurring proceeds received in 1998 from the insurance settlement associated with the loss of Rig 162. Capital expenditures totaled $124.6 million and $277.4 million for the calendar years ended December 31, 1999 and 1998, respectively, principally related to rig expansion, upgrades and modernization. For the periods, capital expenditures on the heavy duty harsh environment jackup rigs Galaxy II and Galaxy III decreased $50.2 million and $35.5 million, respectively, while spending on new land rigs and related expenditures decreased $66.2 million. Construction of the Galaxy III is complete and the rig was mobilized to its initial work location in the U.K. sector of the North Sea where it began work under its three year contract on December 5, 1999. Cash used in financing activities was $12.8 million for the year ended December 31, 1999, consisting of $14.9 million in dividends paid, partially offset by $2.1 million generated by the January 1999 issuance of shares under the Company's Employee Share Purchase Plan. For the year ended December 31, 1998, cash used in financing activities was $14.9 million, consisting solely of dividends paid.

     The Company has budgeted approximately $150 million for capital expenditures during the year ending December 31, 2000. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is budgeted to require approximately $60 million and represent numerous individual transactions spread over the course of the year. In addition, $40 million has been budgeted for anticipated equipment upgrades to the semisubmersible Dada Gorgud following favorable negotiations with oil companies operating in Azerbaijan. Finally, the Company identified $50 million intended for use in either constructing or acquiring new rig(s) as indicated based upon market conditions. It is expected that the entire 2000 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

     From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once the Company undertakes a capital project, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts.

     On March 7, 2000, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on April 17, 2000 to holders of record at the close of business March 31, 2000. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

     The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 2000.

     The Company currently has a $35 million uncommitted credit facility for advances and letter of credit with a major bank, none of which was drawn or subject to standby letters of credit at December 31, 1999.

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

IMPACT OF YEAR 2000

     The Company actively pursued solutions to the Millennium Date Change Problem ("Y2K") for approximately three years with initial activities concentrating on Information Technology ("IT") issues. A Company-wide initiative was launched in January 1998 with the formation of the Y2K Office responsible for coordinating the Y2K efforts and reporting directly to the Company's Chief Executive Officer. A Company policy was issued in April 1998 stating a goal of "business as usual' with the responsibility for Y2K preparation allocated to operating and administrative management. Requirements included development of a 'Quality Plan' document that organized local initiatives complete with milestones and reporting responsibilities.

     A Company-wide awareness campaign was initiated, with all operational centers visited. At these meetings, an outline of basic program awareness, inventory guidelines, impact analysis, mitigation, implementation and testing was presented, and the responsibilities of local management were established. Corporate guidance was issued establishing minimum requirements for contingency plans regarding rollover period sensitive issues such as air travel, material supply, operational shutdowns, banking and financial control. Due to the diverse geographic location and nature of the Company business activities, all Y2K issues were considered in three categories: IT, Field Equipment and Third Party Relationships. A common set of analyses was applied to these categories in order to evaluate the potential for business disruption.

     Eighteen centers implemented solutions to their Y2K issues. All IT issues were addressed with major corporate operating systems and software being modified as required, tested, deployed and implemented. PC hardware and corporate supported software were tested appropriately and proved compliant. All Field Equipment identified as potentially Y2K sensitive due to the use of imbedded microprocessors was risk assessed for appropriate remedial action. Non-compliant equipment was upgraded or replaced and tested with independent validation in accordance with corporate policy. In order to minimize potential disruption in the area of third party relationships, all suppliers of goods and services were surveyed, and critical suppliers were audited to determine their preparedness for Y2K. Where doubt existed, alternative sources were secured. Response centers were established at the Company's main area offices in order to monitor and advise of developments. Communications links were established between these centers and corporate headquarters.

     Total costs incurred through December 31, 1999 were $2.9 million, comprised of $1.4 million in expenditures during 1998 and $1.5 million spent during 1999. Y2K remediation costs are charged to operations on a current basis as incurred.

     During the Y2K rollover and immediately thereafter, including the February 29, 2000 leap year date, there was no disruption to Company business and no Y2K-related interruption in operations. Although Company management believes that an effective program was executed and that the Y2K issue has been successfully addressed, contingency plans will remain active throughout the year 2000 as circumstances dictate.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

     The Company's exposure to interest rates relates primarily to its investment portfolio. The Company does not currently use financial derivative instruments to manage interest rate risk; however, it closely monitors the relationship between interest rate-sensitive assets and liabilities and may elect to use derivative instruments in the future.

     The objectives of the Company's short-term investments are safety of principal, liquidity maintenance, yield maximization and full investment of all available funds. As such, the Company's investment portfolio consists primarily of high credit quality Eurodollar debt securities and commercial paper. If short-term interest rates average 10% lower than they were during 1999, the Company's interest income from short-term investments in 2000 would change by approximately $1.0 million. This estimate was determined by applying the hypothetical interest rate change to the Company's average short-term investment balance for the year ended December 31, 1999.

FOREIGN CURRENCY RISK

     The Company conducts material business operations in foreign currency environments, including the U.K., Venezuela, Indonesia and Egypt, as well as others. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated local currency based operating costs and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

     The Board of Directors of the Company currently has nine members. The Company's Articles of Association (the "Articles") divide the Board of Directors into three classes having staggered terms of three years each, with Classes III, I and II having initial terms expiring at the annual general meeting of shareholders in 2000, 2001 and 2002, respectively. The Articles also require the number of Directors to be not less than nine nor more than fifteen and provide that the Board is to determine, from time to time, the number of Directors to comprise the Board. The Board of Directors elects officers for one year terms of office expiring at the next Annual General Meeting of Shareholders. Information with respect to the current Directors and executive officers of the Company is set forth below.

DIRECTORS AND EXECUTIVE OFFICERS

     The following is a list of the Directors and executive officers of the Company as of February 29, 2000.

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Gordon M. Anderson........................  67    Chairman of the Board and Class I Director
C. Stedman Garber, Jr. ...................  56    President, Chief Executive Officer and
                                                  Class III Director
Richard N. Haass..........................  48    Class I Director
Khaled R. Al-Haroon.......................  50    Class I Director
Ferdinand Anton Berger....................  61    Class II Director
Stephen J. Solarz.........................  59    Class II Director
Nader Hamad Sultan........................  51    Class II Director
Maha A. R. Razzuqi........................  44    Class III Director
Robert E. Wycoff..........................  69    Class III Director
Roger B. Hunt.............................  50    Senior Vice President, Commercial Manager

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Seals M. McCarty..........................  53    Senior Vice President and Chief Financial
                                                    Officer
Tom L. Seeliger...........................  56    Senior Vice President, Drilling Operations
Ali Awad..................................  59    Vice President and Regional Manager
James A. Blue.............................  54    Vice President and Regional Manager
Roger K. P. De Freitas....................  45    Vice President and Regional Manager
Steven J. Gangelhoff......................  48    Vice President and Regional Manager
Cary A. Moomjian, Jr. ....................  52    Vice President, General Counsel and
                                                  Secretary
James E. Oliver...........................  50    Vice President, Controller and Treasurer

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

     C. Stedman Garber, Jr. has served as a Director of the Company since 1989. Mr. Garber was employed by Getty Oil Company between 1977 and 1984. Mr. Garber joined the Company in 1984 as Vice President of Planning and Acquisition and in 1989 was appointed President of Santa Fe Minerals, Inc., a former subsidiary of the Company. Mr. Garber was named Executive Vice President and Chief Operating Officer of the Company in 1991, was appointed President and Chief Operating Officer in December 1995 and was appointed Chief Executive Officer effective January 1, 1998. Mr. Garber also serves as a Director of the American Petroleum Institute, as Secretary-Treasurer of the International Association of Drilling Contractors and as a Trustee of the American University in Cairo.

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

     Khaled R. Al-Haroon has served as a Director of the Company since November 1998. Mr. Al-Haroon serves on the Board of KPC and as its Managing Director of International Operations. He also serves as the Chairman-Oils Sector Loss Assessment Committee and is the Deputy Chairman of Kuwait Petroleum Corporation's Higher Tender Committee. His career began in 1974 with the International Marketing Group of the Kuwait National Petroleum Company. Since 1980, Mr. Al-Haroon has held various management positions at KPC. Mr. Al-Haroon also serves as a Director of Holdings.

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

     Stephen J. Solarz has served as a Director of the Company since November 1998. Mr. Solarz is President of Solarz Associates, an international consulting firm. He also is a Director of the George Washington University Foreign Policy Forum, Vice Chairman of the International Crisis Group, and a Senior Counselor at APCO Associates, Inc. Mr. Solarz serves on the Board of several corporations including Samsonite, IRI International and the First Philippine Fund, and is a Director of the National Endowment for Democracy, the

International Rescue Committee, the National Democratic Institute and the Balkan Action Council Steering Committee. Mr. Solarz has served in public office for twenty-four years, both in the New York Assembly and in the U.S. House of Representatives. As a Congressman, Mr. Solarz served on various committees, including the House Foreign Affairs Committee where he chaired the Subcommittee on Africa and the Subcommittee on Asian and Pacific Affairs. He was appointed by President Clinton as Chairman of the Board of the Central Asian-American Enterprise Fund, served as President Clinton's special envoy to Cambodia and co-chaired the National Democratic Institute's election observer delegation.

     Nader Hamad Sultan has served as a Director of the Company since January 1995. Since 1993, he has served as Deputy Chairman and Managing Director, Planning and International Operations, of KPC and was appointed Chief Executive Officer of KPC in 1998. Mr. Sultan also serves as a Director of KPC and Holdings.

     Maha A. R. Razzuqi has served as a Director of the Company since August 1999. Mrs. Razzuqi is the KPC Executive Assistant Managing Director for International Business Development. Mrs. Razzuqi has been associated with KPC's international operations since 1996, including service on the Kuwait Foreign Petroleum Company Board of Directors, and has held various management positions in planning and marketing between 1986 and 1996. Mrs. Razzuqi also serves as a Director of Holdings.

     Robert E. Wycoff has served as a Director of the Company since September 1997. Mr. Wycoff retired from the Atlantic Richfield Company ("ARCO") in 1993, having served with ARCO since 1953. After holding various engineering and management positions, he was named Vice President and Resident Manager of ARCO's Alaska Region in 1973. Mr. Wycoff served as a Director, President and Chief Operating Officer of ARCO from 1986 until his retirement. He is also a Director of MagneTek, Inc., a publicly traded company engaged in electronic equipment and controls.

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

     Seals M. McCarty joined the Company in 1985 concurrently with the purchase of Keydril Company from Gulf/Chevron. He had served as Vice President of Finance for Keydril since 1982. Mr. McCarty held various financial positions with the Company including Vice President and Controller, before he was named as Senior Vice President and Chief Financial Officer in January 2000.

     Tom L. Seeliger joined the Company in 1965. He has worked in progressively more senior management positions, primarily internationally, including assignments in Nigeria, the North Sea, Libya, Argentina, Trinidad, Venezuela and London. Mr. Seeliger served as Vice President and Area Manager for North Sea operations from 1993 until January 2000, when he was named Senior Vice President, Drilling Operations.

     Ali Awad joined the Company in 1974 following a distinguished career with major oil companies operating locally in Egypt. He held several managerial positions in Egypt, including Zone Manager from 1979 to 1993. Mr. Awad served as Vice President and Area Manager for all offshore and land operations in Egypt and the Mediterranean area from 1993 until March 1999, when he was promoted to Vice President and Regional Manager with responsibility for all operations in the Middle East, North Africa and Mediterranean region.

     James A. Blue joined the Company in 1965. He initially served in various assignments in England, Egypt, Libya, Scotland and Venezuela. He was named Vice President and Regional Operations Manager in 1989. In 1997, he assumed his current position of Vice President and Regional Manager with responsibility for operations in Azerbaijan, the Gulf of Mexico, Venezuela and West Africa.

     Roger K. P. De Freitas joined the Company in 1974. He initially served in various operational and supervisory assignments in Trinidad, Scotland, Great Yarmouth, Egypt, Yemen and Singapore. Mr. De Freitas served as Operations Manager in the North Sea and Zone Manager in Trinidad before assuming his current position as Vice President and Regional Manager for Western Europe/Canada in January 2000.

     Steven J. Gangelhoff joined the Company in 1985 concurrently with the purchase of Keydril Company from Gulf/Chevron. He served as Regional Manager, Eastern Hemisphere for Keydril since 1982, and prior to that held various operations positions with Keydril. Since 1985, he has held operations and management positions with the Company in the U.S., South America, Malaysia and Indonesia and served as Regional Marketing Manager Southeast Asia/Australia from 1991 to 1996. He assumed his current position as Vice President and Regional Manager for Southeast Asia in January 2000.

     Cary A. Moomjian, Jr. joined the Company in 1976. After two years as Corporate Marine Counsel, Mr. Moomjian served as Santa Fe Drilling Company's Senior Counsel and then Vice President, General Counsel. In 1983, Mr. Moomjian was named Vice President, Contracts for Santa Fe Drilling Company. In January 1994, Mr. Moomjian was named Vice President, General Counsel and Secretary.

     James E. Oliver joined the Company in 1985 and served as Vice President-Finance for Santa Fe Minerals, Inc., a former subsidiary of the Company. He was named Vice President and Treasurer of the Company in 1993 and assumed his current responsibilities as Vice President, Controller and Treasurer in January 2000.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

COMPENSATION OF DIRECTORS AND OFFICERS

     For the calendar year ended December 31, 1999, the aggregate remuneration paid by the Company (which includes salary and other cash payments under the Company's benefit plans and policies) to all Directors and executive officers of the Company as a group (19 persons, including one former Director, one deceased executive officer and two executive officers who retired effective December 31,
1999) for services in all capacities was $7,837,053.

     The Company and Gordon M. Anderson, a Director of the Company, entered into a Consulting Agreement dated December 10, 1997 pursuant to which Mr. Anderson received certain compensation. See "Item 13. Interest of Management in Certain Transactions -- Consulting Agreement."

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

PENSION PLANS

     The Company maintains a tax-qualified pension plan for employees of the Company and participating subsidiaries who are residing in or are citizens of the U.S. and who have completed one year of service, and a "mirror" non-qualified pension plan for selected non-U.S. management and other employees of the Company and participating subsidiaries which provides substantially similar benefits (hereafter referred to collectively as the "Pension Plans"). In addition, the Company maintains two non-qualified pension plans that provide certain additional pension benefits.

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

     For employees who participate only in the Pension Plans and the Company's Equity Restoration Plan, the annual retirement income benefit is equal to 1.525% of the participant's average annual base salary in the highest 60 consecutive months during the final 10 years of service multiplied by years of credited service, plus 0.475% of this same base salary amount less the participant's Social Security Covered Compensation (as defined), multiplied by years of credited service not exceeding 35 years. For employees who also participate in the SERP, the benefit so calculated will be 60% of the participant's average annual salary and bonus in the highest consecutive 36 months during the final five years of service, reduced ratably for service under 15 years.

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

     The last awards under the Performance Unit Plan were granted in December 1996. No further awards will be made under the Performance Unit Plan. The Performance Unit Plan remained in existence until the last performance cycle has elapsed and payouts were made to participants. The Performance Unit Plan was terminated in September 1999, shortly after the results had been finalized for the third plan year ending June 30, 1999.

  1997 Long Term Incentive Plan

     The Company has adopted the 1997 Long Term Incentive Plan (the "LTIP"), which is designed to retain key executives and other selected employees by rewarding them for making major contributions to the success of the Company and to provide participants with a proprietary interest in the growth and performance of the Company.

     Employees of the Company eligible for awards under the LTIP are executive officers, other officers and key management personnel selected by the Compensation Committee (including employees who are Directors), and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. As of December 31, 1999, there were 409 persons who participated in the LTIP. Awards under the LTIP may consist of the grant of stock options, share appreciation rights, restricted and/or performance-based share awards and/or restricted and/or performance-based cash awards, granted singly, in combination or in tandem. The exercise price for stock options shall not be less than 85% of the fair market value of the stock on the date of the option grant (100% in the case of incentive stock options). The Compensation Committee can also award supplemental payments up to the amount necessary to pay the federal income tax payable with respect to exercise of non-qualified stock options, share appreciation rights, restricted shares and performance units. If approved by the Compensation Committee, the Company may also make loans to participants to purchase shares pursuant to the exercise of an award. During the term of the LTIP, an aggregate of 5,725,000 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the LTIP. No participant may receive during a fiscal year incentive awards covering an aggregate of more than 150,000 Ordinary Shares.

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

     As of February 29, 2000, an aggregate of 1,072,375 options to purchase the Company's Ordinary Shares (net of canceled or expired options) had been granted under the LTIP to all Directors and executive officers as a group (18 persons). Such options were granted at exercise prices ranging from $12.25 to $45.00 per Ordinary Share and expire ten years from date of grant or earlier. In addition, the Company has granted restricted share awards for an aggregate of 48,600 Ordinary Shares (net of canceled, expired or issued shares) to all Directors and executive officers as a group (18 persons).

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

     As of February 29, 2000, an aggregate of 97,000 options to purchase the Company's Ordinary Shares (net of canceled or expired options) had been granted under the Director Plan to eight non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $12.25 to $45.50 per Ordinary Share. Any new non-employee Director will be granted a one-time award of a right to purchase 10,000 Ordinary Shares (increased from 4,000 by amendment of the Director Plan in March 1999) upon their election to the Board at the fair market stock price/value on the date of their election. Each non-employee Director who continues in office immediately following the Annual General Meeting of Shareholders in any year (commencing in 1998) will automatically be granted an option to acquire 5,000 shares of Ordinary Shares (increased from 2,000 by amendment of the Director Plan in March 1999). The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 22,000 options (increased from 10,000 by amendment of the Director Plan in December 1998) in any year. The price of shares that may be purchased upon exercise of an option is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

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

     Once a year, participants in the Share Purchase Plan are granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the date of exercise, whichever is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally, participants pay option exercise prices through payroll deductions made ratably throughout the year. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan, which became effective January 1, 1998, is administered by the Administrative Committee for the Employee Benefit Plans of the Santa Fe International Corporations. An aggregate of 159,411 and 192,938 Ordinary Shares were issued in January of the following year to participating employees for the years ended December 31, 1999 and 1998, respectively, at exercise prices of $12.325 and $10.997 per Ordinary Share.

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

  Executive Severance Protection Agreements

     Commencing in 1999, the Company entered into Executive Severance Protection Agreements (the "Executive Agreements") with certain of its officers supplementing the provisions of the Severance Protection Plan for purposes of insuring the continued dedication and efforts of the Company's executives. The Executive Agreements provide certain benefits supplemental to and in lieu of the Severance Protection plan in the event of termination of employment (other than for "cause") or voluntary termination for "good reason" following a Change in Control of the Company, each as defined in the Severance Protection Plan, within two years following a Change in Control. The benefits applicable upon a Change in Control and termination of the executive's employment include severance compensation based upon three times annual salary and AIP bonus, a gross-up for any applicable excise tax, extension of welfare benefits for three years or until employment affording such benefits is secured, and an addition of three years service time and three years age for purposes of calculating the executive's pension plan benefits. In consideration for such supplemental severance protection, the Executive Agreements contain a one year worldwide non-compete provision, confidentiality undertakings and provisions limiting the application of "good reason" in respect of a relocation to another office of the Company or its successor. As of February 29, 2000, Executive Agreements had been entered into with fourteen of the Company's officers.

DEFINITION OF CHANGE IN CONTROL

     A "Change in Control" for all of the Company's benefit plans described above is generally deemed to occur (a) if any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; (b) if, during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election or nomination for the election by the Company's shareholders of each new Director was approved by a vote of at least two-thirds of the Directors then still in office who were Directors at the beginning of the period; (c) upon consummation of a merger, consolidation or similar event, if the equity holders of the Company prior to the transaction have beneficial ownership of less than 50% of the combined voting power of the surviving entity;
(d) upon any sale, disposition or similar transaction of 50% or more of the assets or earning power of the Company or business operations which generate a majority of the consolidated revenues; (e) upon a liquidation of the Company; or
(f) (as amended in November 1999) upon consummation of a merger of equals or similar event, if the equity holders of the Company prior to the transaction have beneficial ownership of less than 55% of the combined voting power of the surviving entity or such greater percentage as may be approved by the Board.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     See "Item 11. Compensation of Directors and Officers."

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     This section describes certain transactions among KPC, Holdings and the Company that occurred prior to the Company's Offering and certain arrangements that became effective upon the Offering. Because the Company is controlled by KPC, these transactions and arrangements were not the result of arms-length negotiations. See Note 11 of the Notes to Consolidated Financial Statements.

CONTRACT DRILLING SERVICES

     The Company provides contract drilling and associated services in Kuwait to the Kuwait Oil Company K.S.C. ("KOC"), a subsidiary of KPC, and also provides contract drilling services to a partially owned affiliate of the Kuwait Oil Company in the Kuwait-Saudi Arabia Partitioned Neutral Zone. Such services are performed pursuant to drilling contracts which contain terms and conditions and rates of compensation which materially approximate those which are customarily included in the Company's arms-length contracts of a similar nature. In connection therewith, KOC provides the Company rent-free use of certain land and maintenance facilities and has committed to continue providing same, subject to availability of the maintenance facilities, through the current February 2001 term of the drilling contracts. In relation to its drilling business in Kuwait, the Company has an agency agreement with a subsidiary of KPC which obligates the Company to pay an agency fee based upon a percentage of revenues. The Company believes the terms of this agreement are more favorable than those which could be obtained with an unrelated third party in an arms-length negotiation and recently received a request to increase the agency fee. The value of such favorable terms and the proposed fee increase are currently immaterial to the Company's results of operations.

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $56.1 million for the year ended December 31, 1999. The Company paid agency fees to a subsidiary of KPC of $0.6 million during the year ended December 31, 1999. The Company had accounts receivable from KPC affiliated companies of $5.9 million at December 31, 1999.

RELATED PARTY AGREEMENTS

     The following summary description of the agreements among the Company, Holdings and KPC and of the Articles is qualified in its entirety by reference to the forms of Intercompany Agreement and Management Services Agreement and the Articles filed as exhibits to this Annual Report on Form 20-F.

  Intercompany Agreement

     In connection with the Offering, the Company, Holdings and KPC entered into an Intercompany Agreement (the "Intercompany Agreement"), certain provisions of which are summarized below. As used herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     Indemnification. As of December 31, 1999, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $51 million incurred by certain subsidiaries which conducted the Company's former non-drilling operations and services (the "Non-Drilling Subsidiaries") on or before March 31, 1997. Holdings maintains cash and cash equivalents (the "Liability Payment Fund") which the Company believes will be sufficient to satisfy those liabilities remaining after such date. The Company, Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities. See "-- Management Services Agreement."

     The Intercompany Agreement also provides that, except as may be provided in a separate agreement, the Company will indemnify the KPC Affiliated Group against claims by third parties based on, or taxes arising from, the following:
(i) the ownership of the assets or the operation of the business of the Company or its subsidiaries, (ii) any other activities of the Company or its subsidiaries, (iii) any guaranty or similar agreement by the KPC Affiliated Group provided to any person with respect to any obligation of the Company or its subsidiaries, and (iv) certain other matters. In addition, the Company has agreed to indemnify the KPC Affiliated Group against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), relating to misstatements in or omissions from the Registration Statement filed in respect of the Offering and any other registration statement or report that the Company files under the Securities Act. Holdings has also agreed to indemnify the Company and its subsidiaries against losses based on the ownership or operation of the assets or properties or the operation or conduct of the business of Holdings and its subsidiaries on or after March 31, 1997.

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

  Management Services Agreement

     The Company has also entered into a Management Services Agreement with Holdings (the "Management Services Agreement") for the purpose of providing asset (primarily real estate) management services, general and administrative services and liability management and resolution services to Holdings, the Non-Drilling Subsidiaries and inactive subsidiaries of Holdings. The Management Services Agreement authorizes the Company to resolve the liabilities of the Non-Drilling Subsidiaries described under "Intercompany Agreement" using the Liability Payment Fund. Although Holdings retains the right to reduce or expand the scope of services to be performed by the Company pursuant to the Management Services Agreement, the Company's liability management and resolution services may not be reduced or terminated. The Management Services Agreement also provides for payment of an initial asset management fee to the Company of $173,000 per year as well as reimbursement of out-of-pocket costs in respect of asset management services, and stipulates that the fees are subject to negotiation on an annual basis and upon any reduction in or expansion of the scope of services provided by the Company. By mutual agreement, the asset management fee was discontinued effective January 1, 2000. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with the Company's liability management and resolution services and all internal and external costs and fees associated with the provision of general and administrative services pursuant to the Management Services Agreement. The Company believes such costs and fees have not been and will not be material.

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

     When corporate opportunities are offered to persons who are Directors or officers of the Company and the KPC Affiliated Group, the Articles provide that such Directors or officers of the Company shall not be liable to the Company or its shareholders by reason of the fact that such members of the KPC Affiliated Group pursue such corporate opportunities for themselves or do not present such corporate opportunities to the Company, except in the case of willful default or fraud of such Directors or officers, if such Directors or officers act in a manner consistent with a policy that provides for allocation based principally on the capacities in which the individual Director or officer is offered the opportunity.

     The Articles also provide that no arrangement between the Company and the KPC Affiliated Group or another related party shall be voidable, and no liability shall be imposed, solely because a member of the KPC Affiliated Group is a party thereto, or solely because any Directors or officers who are related parties are present at, participate in or vote with respect to, the authorization of the arrangement, except in the case of willful default or fraud on the part of the Directors or officers, if the material facts as to the arrangement are disclosed to the Company's Board of Directors or the holders of the Ordinary Shares who approve the arrangement.

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

CONSULTING AGREEMENT

     On December 10, 1997, Gordon M. Anderson, a Director of the Company, and the Company entered into a Consulting Agreement pursuant to which Mr. Anderson shall serve as an independent consultant to the Company with respect to matters relating to or affecting the operations of the Company. The term of the Consulting Agreement was one year, terminating on January 1, 1999. Pursuant to the Consulting Agreement, the Company has compensated Mr. Anderson by issuing to Mr. Anderson 4,000 restricted Ordinary Shares under the Company's LTIP. In addition, on the 25th month anniversary from the date of the grant of restricted Ordinary Shares, the Company will further compensate Mr. Anderson under the Consulting Agreement by paying Mr. Anderson cash in an amount equal to the federal income tax payable with respect to the vesting of the 4,000 Ordinary Shares and the federal income tax payable with respect to the cash payment to Mr. Anderson. The Consulting Agreement also provides that Mr. Anderson will be entitled to the standard Directors' cash and noncash compensation that all other non-employee Directors are entitled to receive. Mr. Anderson has fulfilled his obligations under the Consulting Agreement, which was not renewed following its termination on December 31, 1998.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.

     None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

     See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements

     See Index to Consolidated Financial Statements on page F-1.

     (b) Exhibits

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
        **3.1            -- Amended and Restated Memorandum of Association of the
                            Registrant.
        **3.2            -- Amended and Restated Articles of Association of the
                            Registrant.
         *4              -- Specimen of Ordinary Shares Certificate.
       **10.1            -- Registrant's Investment Savings and Profit Sharing Plan.
       **10.2            -- Registrant's Pension Plan (U.S. employees).
       **10.3            -- Registrant's Special Pension Plan (non-U.S. employees).
       **10.4            -- Registrant's Equity Restoration Plan.
        *10.5            -- Registrant's Supplemental Executive Retirement Plan.
        *10.6            -- Registrant's Performance Unit Plan.
      ***10.7            -- Registrant's Annual Incentive Compensation Plan.
      ***10.8            -- Registrant's 1997 Long Term Incentive Plan.
      ***10.9            -- Registrant's 1997 Non-Employee Director Stock Option
                            Plan.
      ***10.10           -- Registrant's 1997 Non-Employee Director Stock Option
                            Plan.
        *10.11           -- Registrant's Employee Severance Protection Plan.
        *10.12           -- Registrant's Directors and Officers Indemnity Agreement.
        *10.13           -- Intercompany Agreement by and among Kuwait Petroleum
                            Corporation, SFIC Holdings (Cayman), Inc. and the
                            Registrant, dated June 9, 1997.
        *10.14           -- Management Services Agreement by and between SFIC
                            Holdings (Cayman), Inc. and the Registrant, dated June 9,
                            1997.
       **10.15           -- Agency Agreement between Kuwait Santa Fe Braun for
                            Engineering and Petroleum Enterprises (K.S.B.) Company
                            K.S.C. and the Registrant, dated April 1, 1992.
       **10.16           -- Contract for the Construction and Sale of a Jackup
                            Drilling Unit by and between Far East Levingston
                            Shipbuilding Ltd. and the Registrant, dated as of
                            December 16, 1996.

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
       **10.17           -- Drilling Contract by and between Mobil Oil Canada
                            Properties and Santa Fe Drilling Company (Canada)
                            Limited, dated as of December 16, 1996.
        *10.19           -- Contract for the Construction and Sale of Jackup Drilling
                            Unit Galaxy III by and between Keppel FELS Limited and
                            the Registrant, dated as of September 17, 1997.
     ****10.21           -- Consulting Agreement dated December 10, 1997 between
                            Registrant and Gordon M. Anderson.
     ****10.22           -- AMOCO (U.K.) Exploration Company Form of Contract Ref:
                            AD3300 for The Provision of the Jack-Up Drilling Unit
                            Santa Fe "Galaxy III" for Drilling Operations on the
                            U.K.C.S. with Santa Fe Drilling Company (North Sea)
                            Limited, dated September 3, 1997 (with Appendix 5 only).
    *****10.23           -- Registrant's Non-Employee Direct or Deferred Compensation
                            Plan.
    *****10.24           -- Amendment to Registrant's 1997 Non-Employee Director
                            Stock Option Plan.
    *****10.25           -- Amendment to Registrant's 1997 Long Term Incentive
                            Compensation Plan.
    *****10.26           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan.
    *****10.27           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan.
    *****10.28           -- Amendment to Registrant's 1997 Non-Employee Director
                            Stock Option Plan.
        +10.29           -- Amendment to Registrant's 1997 Non-Employee Director
                            Stock Option Plan, dated March 23, 1999
        +10.30           -- Form of Registrant's Executive Severance Protection
                            Agreement and list of participants.
        +10.31           -- Amendment to Registrant's Employee Severance Protection
                            Agreement, dated December 1, 1999.
        +10.32           -- Amendment to Registrant's Annual Incentive Compensation
                            Plan, dated December 1, 1999.
        +10.33           -- Amendment to Registrant's 1997 Long Term Incentive Plan,
                            dated December 1, 1999.
        +10.34           -- Amendment to Registrant's Supplemental Executive
                            Retirement Plan, dated December 1, 1999.
        +10.35           -- Amendment to Trust under Santa Fe International
                            Corporation Non-Qualified Plans, dated December 1, 1999.
        +10.36           -- Amendment to Registrant's Non-Employee Director Stock
                            Option Plan, dated December 1, 1999.
        +10.37           -- Amendment to Registrant's Employee Share Purchase Plan,
                            dated December 7, 1999.
    *****21              -- List of Subsidiaries.
        +23.1            -- Consent of Ernst & Young LLP, independent auditors

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

** Incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-6912) filed May 14, 1997.

*** Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 333-7070) filed June 13, 1997.

**** Incorporated by reference to the Company's Report on Form 6-K filed March 3, 1998.

***** Incorporated by reference to the Company's Annual Report on Form 20-F for the calendar year ended December 31, 1998.

+      Filed herewith.

                       SANTA FE INTERNATIONAL CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997..........................  F-3
Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................  F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1999, 1998
  and 1997..................................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Santa Fe International Corporation

     We have audited the accompanying consolidated balance sheets of Santa Fe International Corporation and subsidiary companies (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Santa Fe International Corporation and subsidiary companies at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            /s/ ERNST & YOUNG

Dallas, Texas
January 26, 2000

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Operating revenues (Notes 10 and 11)...............  $    614,241   $    811,346   $    688,957
Operating costs....................................       355,763        414,022        373,833
                                                     ------------   ------------   ------------
     Operating margin..............................       258,478        397,324        315,124
Other operating costs and expenses:
  Depreciation and amortization (Note 3)...........        71,631         55,807         46,197
  General and administrative.......................        18,596         22,161         20,149
  Gain on sale of assets...........................          (805)        (5,988)          (626)
                                                     ------------   ------------   ------------
Operating income...................................       169,056        325,344        249,404
Other income (expense):
  Investment income................................        10,473          5,583          4,518
  Other, net.......................................        (1,070)        (4,263)        (1,650)
                                                     ------------   ------------   ------------
Income before provision for taxes on income........       178,459        326,664        252,272
Provision for taxes on income (Note 5).............        28,635         39,520         27,486
                                                     ------------   ------------   ------------
Net income.........................................  $    149,824   $    287,144   $    224,786
                                                     ============   ============   ============
Net income per ordinary share:
  Basic............................................  $       1.31   $       2.51   $       1.96
                                                     ============   ============   ============
  Diluted..........................................  $       1.30   $       2.50   $       1.96
                                                     ============   ============   ============
Weighted average shares used in per ordinary share
  computations:
  Basic............................................   114,735,287    114,500,249    114,500,000
                                                     ============   ============   ============
  Diluted..........................................   115,442,597    114,812,234    114,608,000
                                                     ============   ============   ============

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999           1998
                                                              -----------    ----------
Current assets:
  Cash and cash equivalents.................................  $    99,692    $  124,314
  Marketable securities.....................................      147,749            --
  Accounts receivable (Note 11).............................      107,741       161,728
  Inventories...............................................       42,083        51,481
  Prepaid expenses and other current assets.................       11,427        14,913
                                                              -----------    ----------
          Total current assets..............................      408,692       352,436
                                                              -----------    ----------
Property and equipment, at cost (Note 3)....................    2,152,094     2,030,756
  Less accumulated depreciation and amortization............   (1,049,530)     (981,555)
                                                              -----------    ----------
  Property and equipment, net...............................    1,102,564     1,049,201
Other noncurrent assets (Notes 5 and 7).....................       52,286        52,099
                                                              -----------    ----------
          Total assets......................................  $ 1,563,542    $1,453,736
                                                              ===========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $    49,212    $   74,603
  Accrued liabilities (Note 4)..............................      100,214       107,057
                                                              -----------    ----------
          Total current liabilities.........................      149,426       181,660
Other noncurrent liabilities (Note 6).......................       48,091        44,852
                                                              -----------    ----------
          Total liabilities.................................      197,517       226,512
Commitments and contingencies (Note 9)
Shareholders' equity (Notes 1 and 8):
  Ordinary Shares par value $0.01; 600,000,000 shares
     authorized, 114,971,177 and 114,762,469 shares issued
     and outstanding at December 31, 1999 and 1998,
     respectively...........................................        1,150         1,148
Additional paid-in capital..................................      671,707       667,816
Retained earnings...........................................      693,168       558,260
                                                              -----------    ----------
          Total shareholders' equity........................    1,366,025     1,227,224
                                                              -----------    ----------
          Total liabilities and shareholders' equity........  $ 1,563,542    $1,453,736
                                                              ===========    ==========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (U.S. DOLLARS, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         ORDINARY SHARES       ADDITIONAL                  TOTAL
                                     -----------------------    PAID-IN     RETAINED   SHAREHOLDERS'
                                       SHARES      PAR VALUE    CAPITAL     EARNINGS      EQUITY
                                     -----------   ---------   ----------   --------   -------------
BALANCE AT DECEMBER 31, 1996.......   84,500,000    $  845     $  728,418   $ 68,658    $  797,921
  Ordinary Shares issued for cash,
     net (Note 1)..................   40,000,000       400      1,080,320         --     1,080,720
  Purchase of Ordinary Shares from
     Holdings (Note 1).............  (10,000,000)     (100)      (272,080)        --      (272,180)
  Distributions to parent..........           --        --       (871,604)        --      (871,604)
  Ordinary Shares issued pursuant
     to employee benefit plans, net
     of forfeitures................      246,550         2            815         --           817
  Dividends........................           --        --             --     (7,443)       (7,443)
  Net income.......................           --        --             --    224,786       224,786
                                     -----------    ------     ----------   --------    ----------
BALANCE AT DECEMBER 31, 1997.......  114,746,550     1,147        665,869    286,001       953,017
  Ordinary Shares issued pursuant
     to employee benefit plans, net
     of forfeitures................       15,919         1          1,947         --         1,948
  Dividends........................           --        --             --    (14,885)      (14,885)
  Net income.......................           --        --             --    287,144       287,144
                                     -----------    ------     ----------   --------    ----------
BALANCE AT DECEMBER 31, 1998.......  114,762,469     1,148        667,816    558,260     1,227,224
  Ordinary Shares issued pursuant
     to employee benefit plans, net
     of forfeitures................      208,708         2          3,891         --         3,893
  Dividends........................           --        --             --    (14,916)      (14,916)
  Net income.......................           --        --             --    149,824       149,824
                                     -----------    ------     ----------   --------    ----------
BALANCE AT DECEMBER 31, 1999.......  114,971,177    $1,150     $  671,707   $693,168    $1,366,025
                                     ===========    ======     ==========   ========    ==========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. DOLLARS, IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                              1999        1998         1997
                                                            ---------   ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................  $ 149,824   $ 287,144   $  224,786
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization...........................     71,631      55,807       46,197
  Gain on sale of assets..................................       (805)     (5,988)        (626)
  Accretion of interest income and gains on sales of
     marketable securities................................     (4,400)       (127)      (2,356)
  Deferred provision (benefit) for taxes on income........        (71)       (785)       3,422
Changes in operating assets and liabilities:
     Accounts receivable..................................     53,987     (12,460)     (12,908)
     Inventories..........................................      9,398        (299)      (1,399)
     Prepaid expenses and other current assets............      3,486       2,546       (7,015)
     Accounts payable.....................................    (25,391)    (17,411)      35,280
     Accrued liabilities..................................     (6,843)     27,316       14,220
Other, net................................................      4,040       7,478       (1,807)
                                                            ---------   ---------   ----------
          Net cash provided by operating activities.......    254,856     343,221      297,794
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................   (124,608)   (277,400)    (229,192)
  Advance payments for drilling rigs......................         --     (18,532)     (23,111)
  Proceeds from sales of property and equipment...........      1,257       1,406          911
  Maturities of marketable securities.....................     90,774       8,220       68,491
  Purchases of marketable securities......................   (234,123)         --      (52,747)
  Proceeds from insurance settlement......................         --      13,831           --
                                                            ---------   ---------   ----------
          Net cash used for investing activities..........   (266,700)   (272,475)    (235,648)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of ordinary shares, net............................      2,130          --    1,080,720
  Purchase of ordinary shares from holdings...............         --          --     (272,180)
  Distributions to parent, net............................         --          --     (871,604)
  Dividends paid..........................................    (14,908)    (14,885)      (3,721)
                                                            ---------   ---------   ----------
          Net cash used for financing activities..........    (12,778)    (14,885)     (66,785)
                                                            ---------   ---------   ----------
Net change in cash and cash equivalents...................    (24,622)     55,861       (4,639)
Cash and cash equivalents at beginning of period..........    124,314      68,453       73,092
                                                            ---------   ---------   ----------
Cash and cash equivalents at end of period................  $  99,692   $ 124,314   $   68,453
                                                            =========   =========   ==========
Supplemental disclosures of cash flows information:
  Income taxes paid.......................................  $  31,592   $  28,005   $   15,199
                                                            =========   =========   ==========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly owned by the Government of Kuwait. The Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs and provides drilling related services to the petroleum industry worldwide.

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

     The Company's current dividend policy contemplates the payment of quarterly dividends of $0.0325 per Ordinary Share. Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate, from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, are declared and paid in U.S. dollars. At December 31, 1999, the Company had declared dividends which had not been paid amounting to $3,729,000.

     The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

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

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

     The Company's marketable securities and long-term investments are classified as available-for-sale securities. Unrealized holding gains and losses on securities available-for-sale are recorded as a component of other comprehensive income, net of tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The Company does not believe that it is exposed to any significant risks on its investments.

     At December 31, 1999, marketable securities consisted primarily of Eurodollar debt securities and commercial paper for which cost approximates market value.

  Inventories

     Inventories consist primarily of materials and supplies which are used in operations and are stated at the lower of cost (determined principally by the average cost or specific identification method) or estimated net realizable value.

  Concentrations of Credit Risk

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company provides allowances for potential credit losses when necessary. The Company did not incur any charges for credit losses during the periods presented. Accounts receivable from the Company's customers are generally unsecured.

  Property and Equipment

     Property and equipment, composed primarily of marine and land drilling rigs, is carried at cost. Maintenance and repairs are charged to expense as incurred. Major replacements and upgrades are capitalized, as is the cost of initial mobilization of a newly constructed rig. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation and amortization are removed from the respective accounts and any gains or losses are included in the results of operations. Property and equipment is depreciated on the straight-line method, after allowing for salvage values, over the remaining estimated useful lives from the date the asset is placed into service.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company reviews its long-term assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES or fair value less cost to sell. No impairment charges were recorded by the Company during the years ended December 31, 1999, 1998 or 1997.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

  Share Options and Awards

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee share options. Under APB 25, if the exercise price of an employee's share option equals or exceeds the market price of the underlying share on the date of grant, no compensation expense is recognized.

  Net Income Per Ordinary Share

     The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS No. 128, "Earnings Per Share" (in thousands except share and per share amounts):

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                 1999           1998           1997
                                             ------------   ------------   ------------
Numerator:
  Net income...............................  $    149,824   $    287,144   $    224,786
                                             ============   ============   ============
Denominator:
Denominator for basic net income per
  Ordinary Share -- weighted-average
  shares...................................   114,735,287    114,500,249    114,500,000
Effect of dilutive securities
  Employee stock options...................       707,310        311,985        108,000
                                             ------------   ------------   ------------
Dilutive potential common shares...........       707,310        311,985        108,000
  Denominator for diluted net income per
     Ordinary Share -- adjusted
     weighted-average shares and assumed
     conversions...........................   115,442,597    114,812,234    114,608,000
                                             ============   ============   ============
Basic net income per Ordinary Share........  $       1.31   $       2.51   $       1.96
Diluted net income per Ordinary Share......  $       1.30   $       2.50   $       1.96

     For additional disclosures regarding employee stock options, see Note 8.

  Comprehensive Income

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 1999, 1998 and 1997, the Company realized no transactions other than those reported in net income.

  Derivative Instruments and Hedging Activities

     The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain of those imbedded in other contracts, and for hedging activities by requiring that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. At December 31, 1999, 1998 and 1997, the Company had no material derivative instruments or hedging activities that would require disclosure or measurement under SFAS No. 133.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

  Business Conditions and Risk Factors

     The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas and drilling budgets of oil and gas companies.

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

     The volatile and cyclical nature of the industry may be further exacerbated as newly built rigs enter the market and drilling companies aggressively compete for the opportunities to contract offshore and land rigs.

3. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                                      DECEMBER 31,
                                                   ESTIMATED     -----------------------
                                                 USEFUL LIVES       1999         1998
                                                 -------------   ----------   ----------
Drilling rigs and equipment....................  3 to 30 years   $2,025,629   $1,764,359
Buildings, facilities, and camps...............  4 to 10 years       57,617       52,094
Transportation equipment.......................   3 to 5 years       19,828       18,421
Land...........................................                         316          316
Construction in progress.......................                      48,704      195,566
                                                                 ----------   ----------
                                                                 $2,152,094   $2,030,756
                                                                 ==========   ==========

4. ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Compensation and benefits...................................  $ 27,653   $ 29,182
Deferred revenue............................................     9,544     14,409
Income taxes (Note 5).......................................    50,582     54,323
Accrued insurance...........................................     2,360      1,656
Other.......................................................    10,075      7,487
                                                              --------   --------
                                                              $100,214   $107,057
                                                              ========   ========

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The reconciliation of income taxes computed at the applicable statutory rates of the jurisdictions in which the Company's operations are located and the provision for taxes on income is as follows (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                       1999        1998        1997
                                                      -------    --------    --------
Provision for taxes on income at the applicable
  statutory rates of the jurisdictions in which the
  Company's operations are located..................  $16,763    $108,708    $ 91,446
Effect of income taxed at rates other than the
  statutory rates of jurisdictions in which the
  Company's operations are located..................   11,070     (66,336)    (53,852)
Benefit of additional tax depreciation..............   (7,114)    (10,114)    (16,461)
Taxes on income resulting from indexation...........       --         720       2,629
Benefit of net operating loss carryforwards.........   (4,012)     (2,827)       (127)
Benefit of net operating losses not recognized......   11,178       8,743       3,851
Other...............................................      750         626          --
                                                      -------    --------    --------
Provision for taxes on income.......................  $28,635    $ 39,520    $ 27,486
                                                      =======    ========    ========

     The components of the provision for taxes on income are as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------    -------    -------
Current provision.....................................  $28,706    $40,305    $24,064
Deferred provision (benefit)..........................      (71)      (785)     3,422
                                                        -------    -------    -------
Provision for taxes on income.........................  $28,635    $39,520    $27,486
                                                        =======    =======    =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The Company's net deferred tax liabilities and assets consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1999      1998
                                                              --------   -------
Deferred tax liabilities:
  Property and equipment....................................  $(12,298)  $(8,739)
  Other.....................................................     3,943     2,216
                                                              --------   -------
                                                                (8,355)   (6,523)
Deferred tax assets:
  Net operating loss carryforwards:
     Australia..............................................     4,016     4,016
     Egypt..................................................     2,743        --
     Venezuela..............................................       209     3,902
     Oman...................................................     4,126     1,741
     Qatar..................................................     3,339     2,448
     Indonesia..............................................     4,621       420
     Tunisia................................................     3,305     3,305
     Ireland................................................     2,662        81
     U.S....................................................     1,812     2,031
     U.S. credit carryover..................................       168       240
                                                              --------   -------
          Total deferred income tax assets..................    27,001    18,184
  Valuation allowance.......................................   (19,736)  (12,852)
                                                              --------   -------
                                                                 7,265     5,332
                                                              --------   -------
  Net deferred income tax liabilities.......................  $ (1,090)  $(1,191)
                                                              ========   =======

     The Company's net operating loss carryforwards include tax effected losses of $20,155,000 that expire between 2001 and 2013. The remaining $6,678,000 of net operating losses do not expire.

     The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. At December 31, 1999 and 1998, accrued income taxes include $30,799,000 and $24,613,000, respectively, representing estimated liabilities which will result from final settlements of such reviews and examinations. The Company believes that all income tax issues which have been or may be raised as a result of such reviews and examinations will be resolved with no material impact on the Company's financial position or results of operations.

6. OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Pension benefits (Note 7)...................................  $ 7,210   $10,214
Postretirement health and insurance benefits (Note 7).......   13,806    14,054
Deferred mobilization revenue...............................   10,442     3,460
Deferred Taxes..............................................    1,090     1,191
Other.......................................................   15,543    15,933
                                                              -------   -------
                                                              $48,091   $44,852
                                                              =======   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

7. EMPLOYEE BENEFIT PLANS

     The Company sponsors several qualified and non-qualified benefit plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets at December 31, 1999 and 1998 (in thousands):

                                                                           OTHER
                                            PENSION BENEFITS      POSTRETIREMENT BENEFITS
                                          --------------------    ------------------------
                                            1999        1998         1999          1998
                                          --------    --------    ----------    ----------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
  period................................  $101,216    $ 88,631     $  9,008      $  8,855
Service cost............................     5,630       5,137           63            65
Interest cost...........................     7,829       6,967          661           621
Plan paticipants' contributions.........     1,087         958          407           354
Actuarial (gains) losses................    (5,239)      5,667          241           468
Benefits paid...........................    (2,237)     (2,903)      (1,049)       (1,355)
Settlements.............................    (1,544)     (3,241)          --            --
                                          --------    --------     --------      --------
Benefit obligation at end of period.....  $106,742    $101,216     $  9,331      $  9,008
                                          ========    ========     ========      ========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of period.............................  $109,739    $ 94,942     $     --      $     --
Actual return on plan assets............    12,939      13,723           --            --
Company contributions...................     4,706       6,260          642         1,001
Plan participants' contributions........     1,087         958          407           354
Benefits paid...........................    (2,237)     (2,903)      (1,049)       (1,355)
Settlements.............................    (1,544)     (3,241)          --            --
                                          --------    --------     --------      --------
Fair value of plan assets at end of
  period................................  $124,690    $109,739     $     --      $     --
                                          ========    ========     ========      ========
FUNDED STATUS
Funded status of the plan
  (underfunded).........................  $ 17,948    $  8,523     $ (9,331)     $ (9,008)
Unrecognized net actuarial gains........   (21,581)     (9,894)      (4,425)       (4,990)
Unrecognized prior service cost.........     2,340       1,655          (50)          (56)
Unrecognized net transition liability...      (295)       (290)          --            --
                                          --------    --------     --------      --------
Aggregate accrued benefit cost..........  $ (1,588)   $     (6)    $(13,806)     $(14,054)
                                          ========    ========     ========      ========

     The following table provides the amounts recognized in the statement of financial position as of December 31, 1999 and 1998 (in thousands):

                                                                          OTHER
                                          PENSION BENEFITS       POSTRETIREMENT BENEFITS
                                        --------------------     -----------------------
                                          1999        1998         1999          1998
                                        --------     -------     ---------     ---------
Prepaid benefit cost..................  $ 10,033     $ 8,929     $     --      $     --
Accrued benefit liability.............   (11,621)     (8,935)     (13,806)      (14,054)
Additional minimum liability..........    (2,250)     (1,279)          --            --
Intangible asset......................     2,250       1,279           --            --
                                        --------     -------     --------      --------
Net amount recognized.................  $ (1,588)    $    (6)    $(13,806)     $(14,054)
                                        ========     =======     ========      ========

     Certain of the Company's nonqualified supplemental retirement plans had accumulated benefit obligations in excess of plan assets. These plans' accumulated and projected benefit obligations were $13,871,000 and $17,488,000 at December 31, 1999 and $10,214,000 and $14,198,000 at December 31, 1998,

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES respectively. There are no plan assets in these plans. All of the Company's plans for postretirement benefits other than pensions also have no plan assets.

     The following table provides the components of net periodic benefit costs for the plans for the periods presented (in thousands):

                                       PENSION BENEFITS         OTHER POSTRETIREMENT BENEFITS
                                  ---------------------------   ------------------------------
                                    YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                  ---------------------------   ------------------------------
                                   1999      1998      1997       1999       1998       1997
                                  -------   -------   -------   --------   --------   --------
Service cost....................  $ 5,635   $ 5,127   $ 4,246    $  63      $  65      $  55
Interest cost...................    7,833     6,957     5,870      661        621        670
Expected return on plan
  assets........................   (8,962)   (7,856)   (7,067)      --         --         --
Amortization of transition
  obligation....................       20        19        19       --         --         --
Amortization of prior service
  cost..........................       97        26      (114)      (5)        (5)        (6)
Amortization of net (gain)
  loss..........................     (296)      204       969     (324)      (508)      (588)
Settlement charge...............    1,852       971        --       --         --         --
                                  -------   -------   -------    -----      -----      -----
Net periodic benefit cost.......  $ 6,179   $ 5,448   $ 3,923    $ 395      $ 173      $ 131
                                  =======   =======   =======    =====      =====      =====

     Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the remaining service period of active participants.

     The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                                     OTHER POSTRETIREMENT
                                       PENSION BENEFITS                    BENEFITS
                              ----------------------------------   ------------------------
                                   YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                              ----------------------------------   ------------------------
                                 1999        1998        1997       1999     1998     1997
                              ----------   ---------   ---------   ------   ------   ------
WEIGHTED-AVERAGE ASSUMPTIONS
  Discount rate.............  7.75%-8.0%   7.0%-9.0%   8.0%-9.0%   7.75%    7.00%    8.00%
  Increase in future
     compensation levels....  4.5%-6.0%    4.5%-7.0%   4.5%-7.0%    N/A      N/A      N/A
  Expected long-term rate of
     return on assets.......    8.00%      8.0%-9.0%   8.0%-9.0%    N/A      N/A      N/A

     The Company provides postretirement medical benefits to all employees who are U.S. citizens and certain non-U.S. citizen employees. Postretirement life insurance benefits are provided to certain U.S. and non-U.S. citizen employees. The Company's policy is to fund the cost of these benefits as claims are incurred. The Company allocates benefit costs to affiliates based on the ratio of active employees of affiliates to total employees.

     The weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 8% for the years ended December 31, 1999, 1998 and 1997, respectively. This rate is assumed to decrease to 7% in 2000, then to 6% in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, as of and for the year ended December 31, 1999, increasing or decreasing the assumed health care cost trend rates by one percentage point each year would change the accumulated postretirement benefit obligation by approximately $487,000 and $436,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit by approximately $34,000 and $31,000, respectively.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

  Annual Incentive Compensation Plan

     The Company maintains an Annual Incentive Compensation Plan ("AIP"), which provides for payment of additional compensation to participating employees, including executive officers, based on individual contributions and performance measures of the Company as defined in the plan. During the term of the AIP, an aggregate amount of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the AIP. Amounts charged to expense related to awards under the Annual Incentive Compensation Plan aggregated $1,100,000, $2,100,000 and $2,520,000 for the years ended December 31, 1999,
1998 and 1997, respectively.

  Performance Unit Plan

     The Company's Performance Unit Plan provides incentives to certain members of management through performance share units to foster and promote the long-term financial success of the Company. The performance share units vest, and the related compensation expense is accrued, over a three year performance period based on performance measures of the Company as defined in the plan. Amounts charged to expense related to awards under the Performance Unit Plan aggregated $800,000, $2,090,000, and $2,998,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The last awards under the Performance Unit Plan were granted in December 1996, and no further awards will be made under the Plan. The Performance Unit Plan remained in existence until the last performance cycle had elapsed and payouts were made to participants. The Performance Unit Plan was terminated in September 1999, shortly after the results had been finalized for the third plan year ending June 30, 1999.

  Investment Savings and Profit Sharing Plan

     The Company maintains an Investment Savings and Profit Sharing Plan, a defined contribution 401(k) plan that allows U.S. dollar payroll employees to make both pre-tax and after-tax employee contributions. The Company matches these employee contributions up to a maximum of 5% of a participant's base salary subject to the limitations of eligible salary. Employees are vested in all contributions made. Additionally, although it has not done so since 1984 and currently does not expect to do so in the future, the Company may also make additional employer contributions in any year from profits. Matching contributions totaled $1,392,000, $1,756,000 and $1,660,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

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

  Executive Severance Protection Agreements

     Commencing in 1999, the Company entered into Executive Severance Protection Agreements (the "Executive Agreements") with certain of its officers supplementing the provisions of the Severance Protection

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

Plan for purposes of insuring the continued dedication and efforts of the Company's executives. The Executive Agreements provide certain benefits supplemental to and in lieu of the Severance Protection plan in the event of termination of employment (other than for "cause") or voluntary termination for "good reason" following a Change in Control of the Company, each as defined in the Severance Protection Plan, within two years following a Change in Control. The benefits applicable upon a Change in Control and termination of the executive's employment include severance compensation based upon three times annual salary and AIP bonus, a gross-up for any applicable excise tax, extension of welfare benefits for three years or until employment affording such benefits is secured, and an addition of three years service time and three years age for purposes of calculating the executive's pension plan benefits. In consideration for such supplemental severance protection, the Executive Agreements contain a one year worldwide non-compete provision, confidentiality undertakings and provisions limiting the application of "good reason" in respect of a relocation to another office of the Company or its successor. As of February 29, 2000, Executive Agreements had been entered into with fourteen of the Company's officers.

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

     As of December 31, 1999, an aggregate of 3,674,800 options to purchase the Company's Ordinary Shares (net of cancelled or expired options) had been granted under the LTIP at prices ranging between $12.25 to $45.00 per Ordinary Share. In addition, the Company had granted restricted share awards for an aggregate of 235,199 Ordinary Shares (net of forfeited or issued shares) under the LTIP. The options will vest over periods ranging from two to four years and expire seven to ten years from the date of grant. The restricted share awards will vest over periods ranging from two to five years from the date of grant.

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

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

Generally speaking, all covered employees of a participating company who are scheduled to work an average of at least 20 hours per week are eligible to participate in the Share Purchase Plan.

     Once a year, participants in the Share Purchase Plan will be granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently, $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the date of exercise, whichever is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally, participants pay option exercise prices through payroll deductions made ratably throughout the year. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan, which became effective January 1, 1998, is administered by the Administrative Committee for the Employee Benefit Plans of the Santa Fe International Corporations. An aggregate of 159,411 and 192,938 Ordinary Shares were issued in January of the following year to participating employees for the years ended December 31, 1999 and 1998, respectively, at exercise prices of $12.325 and $10.997 per Ordinary Share.

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

     As of December 31, 1999, an aggregate of 97,000 options to purchase the Company's Ordinary Shares (net of cancelled or expired options) had been granted under the Director Plan to eight non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $12.25 to $45.50 per Ordinary Share. Any new non-employee Director will be granted a one-time award of a right to purchase 10,000 Ordinary Shares (increased from 4,000 by amendment of the Director Plan in March 1999). Each non-employee Director who continues in office immediately following the Annual General Meeting of Shareholders in any year (commencing in 1998) will automatically be granted an option to purchase 5,000 shares of Ordinary Shares (increased from 2,000 by amendment of the Director Plan in March 1999). The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 22,000 options (increased from 10,000 by amendment of the Director Plan in December 1998) in any year. The exercise price of options granted under the Director Plan is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

  Accounting treatment and disclosures related to share awards and options

     The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its plans. Compensation cost charged against income in connection with stock plans totaled $3,891,000, $1,947,000 and $815,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Differences between the quoted market price as of the date of the grant and the purchase price of restricted share grants is charged to operations over the vesting period. No compensation cost has been recognized for stock option

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES grants as the Company routinely grants options with exercise prices equal to the market prices of the underlying stock on the date of grant.

     The following is a summary of all of the Company's share option activity, and related information for the above plans for the years ended December 31, 1999, 1998 and 1997:

                                                                        WEIGHTED AVERAGE
                                                             OPTIONS     EXERCISE PRICE
                                                            ---------   ----------------
Outstanding at December 31, 1996..........................         --            --
  Granted.................................................    950,400        $39.94
  Cancelled...............................................     (7,800)       $41.19
                                                            ---------        ------
Outstanding at December 31, 1997..........................    942,600        $39.93
  Granted.................................................  1,483,125        $12.55
  Cancelled...............................................    (49,725)       $39.18
                                                            ---------        ------
Outstanding at December 31, 1998..........................  2,376,000        $22.85
  Granted.................................................  1,544,350        $20.89
  Cancelled...............................................   (147,900)       $27.65
  Exercised...............................................       (650)       $12.25
                                                            ---------        ------
Outstanding at December 31, 1999..........................  3,771,800        $21.86
                                                            =========        ======

     There were 512,233 and 29,708 options exercisable at December 31, 1999 and 1998, respectively, and none exercisable at December 31, 1997.

     The following table summarizes information about options outstanding at December 31, 1999:

                                                                          NUMBER OF SHARES
               EXERCISE                  WEIGHTED AVERAGE REMAINING   -------------------------
                 PRICE                    CONTRACTUAL LIFE (YEARS)    OUTSTANDING   EXERCISABLE
               --------                  --------------------------   -----------   -----------
$28.50.................................             7.44                 260,950      109,367
$45.50.................................             7.69                   8,000        5,333
$45.00.................................             7.94                 556,550      231,707
$39.75.................................             8.35                   8,000        2,667
$12.25.................................             8.95               1,398,950      152,492
$15.19.................................             9.01                  13,175       10,667
$20.38.................................             9.44                  35,000           --
$22.94.................................             9.73                  10,000           --
$20.94.................................             9.95               1,481,175           --
                                                                       ---------      -------
          Total........................             8.75               3,771,800      512,233
                                                                       =========      =======

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

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
Expected life (in years)....................................  3.73     3.74     3.74
Risk-free interest rate.....................................  6.00%    5.00%    6.00%
Volatility..................................................  0.66     0.55     0.40
Dividend yield..............................................  0.29%    0.46%    0.46%

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The weighted average estimated fair value of options granted during the years ended December 31, 1999, 1998 and 1997 was $10.81, $5.94 and $14.43,
respectively. The fair value of these options was estimated based on an expected life of the vesting period plus one year. For purposes of pro forma disclosures, the estimated fair value of stock based compensation plans and other options is amortized to expense over the vesting period. The Company's pro forma net income and net income per Ordinary Share is as follows (in thousands except per share amounts):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Net income
  As reported........................................  $149,824   $287,144   $224,786
  Pro forma..........................................  $142,501   $281,658   $224,100
Basic net income per Ordinary Share
  As reported........................................  $   1.31   $   2.51   $   1.96
  Pro forma..........................................  $   1.24   $   2.46   $   1.96
Diluted net income per Ordinary Share
  As reported........................................  $   1.30   $   2.50   $   1.96
  Pro forma..........................................  $   1.23   $   2.45   $   1.96

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

     On September 20, 1999, the Company took delivery of the Galaxy III, a new heavy duty harsh environment jackup rig, the construction of which was contracted in September 1997. The Galaxy III departed the shipyard in late September for transit to the U.K. sector of the North Sea where it commenced work on a three year drilling contract December 5, 1999. The final cost of the rig, excluding initial mobilization costs, totaled approximately $178 million.

     On July 10, 1998, Rig 162, one of the Company's land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. As provided for in the drilling contract, the customer elected to cancel the remaining term of the contract and the Company determined that the rig would not be rebuilt. An unrepaired partial loss settlement of $13.8 million was negotiated with the Company's insurance carriers. All proceeds from this settlement were received during 1998. The Company recognized a gain of $4.8 million in connection with the insurance settlement.

     The Company has an uncommitted credit facility with a major bank which provides for advances and letters of credit up to a maximum of $35,000,000, denominated in U.S. dollars. This credit facility expires on June 29, 2000. At the Company's election, advances under this credit facility bear interest at the higher of (a) 0.50% per annum above the latest Federal Funds Rate and (b) the bank's publically announced Reference

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

Rate, or at the LIBOR rate plus 0.25%. The fee for letters of credit is 0.375% per annum. At December 31, 1999, none of the credit facility was drawn or used for standby letters of credit.

10. SEGMENT INFORMATION AND RELATED DISCLOSURES

     The Company has seven reportable segments, defined as different equipment classifications, or by contract terms in the case of drilling related services, as follows: heavy duty harsh environment jackup rigs, semisubmersible rigs, 300 to 350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs, other marine rigs, land rigs and drilling related services. The Company's heavy duty harsh environment jackup rig fleet consists of six rigs capable of operating in water depths of 350-400 feet. The semisubmersible segment is comprised of three rigs capable of operating in water depths of up to 2,400 feet. Eight rigs capable of operating in water depths of 300-350 feet make up the 300 to 350 foot cantilever jackup rig segment. The 200 to 250 foot jackup rig segment consists of nine rigs capable of operating in water depths of 200-250 feet, seven of which are cantilevered and two of which are specially designed to operated in shallow water. One of the Company's 200-250 foot jackup rigs, Rig 134, is being upgraded to 300-foot depth capability and was reclassified as a 300-350 foot cantilever jackup rig effective January 1, 2000. Historically, the Company's platform rig and inland lake barge were combined and reported as "other marine rigs". During the fourth quarter of 1998, the Company's inland lake barge was retired from service, and, effective January 1, 1999, the Company has reclassified the remaining platform rig to its drilling related services segment. The land rig segment includes 33 rigs, all of which are specially designed to operate in remote areas. Through its drilling related services segment, the Company provides third party rig operations, incentive drilling and drilling engineering and project management services.

     The Company evaluates performance and allocates resources based upon the operating margin (operating revenues less operating expenses) generated by the segment. The accounting policies of the segments are the same as those described in the summary of significant policies (Note 2). There are no intersegment sales and transfers due to the nature of the business of the segments.

     Santa Fe's reportable segments are managed separately due to the distinct capabilities of each of the underlying equipment classifications or the particular contract requirements in the case of drilling related services. The following table sets forth the operating margin for each of the reportable segments and reconciles

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES total operating revenues and operating expenses to amounts reported in the accompanying consolidated statements of operations (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Operating revenues
  Heavy duty harsh environment jackup rigs...........  $181,662   $148,997   $135,931
  Semisubmersibles...................................    88,702    114,952     87,787
  300-350 foot cantilever jackup rigs................    81,015    150,602    121,854
  200-250 foot jackup rigs...........................    58,351    143,164    122,817
  Other marine rigs..................................        --         --     11,984
                                                       --------   --------   --------
          Total marine rigs..........................   409,730    557,715    480,373
  Land rigs..........................................   143,227    147,880    125,527
  Drilling related services..........................    60,143    104,582     81,472
  Other..............................................     1,141      1,169      1,585
                                                       --------   --------   --------
          Total operating revenues...................   614,241    811,346    688,957
Operating costs
  Heavy duty harsh environment jackup rigs...........    62,175     49,549     47,091
  Semisubmersibles...................................    43,969     63,712     41,694
  300-350 foot cantilever jackup rigs................    48,459     58,373     59,645
  200-250 foot jackup rigs...........................    49,992     66,982     59,260
  Other marine rigs..................................        --         --      8,477
                                                       --------   --------   --------
          Total marine rigs..........................   204,595    238,616    216,167
  Land rigs..........................................    95,255     97,966     86,547
  Drilling related services..........................    42,437     74,325     61,641
  Other..............................................    13,476      3,115      9,478
                                                       --------   --------   --------
          Total operating costs......................   355,763    414,022    373,833
Operating margin
  Heavy duty harsh environment jackup rigs...........   119,487     99,448     88,840
  Semisubmersibles...................................    44,733     51,240     46,093
  300-350 foot cantilever jackup rigs................    32,556     92,229     62,209
  200-250 foot jackup rigs...........................     8,359     76,182     63,557
  Other marine rigs..................................        --         --      3,507
                                                       --------   --------   --------
          Total marine rigs..........................   205,135    319,099    264,206
  Land rigs..........................................    47,972     49,914     38,980
  Drilling related services..........................    17,706     30,257     19,831
  Other..............................................   (12,335)    (1,946)    (7,893)
                                                       --------   --------   --------
          Total operating margin.....................  $258,478   $397,324   $315,124
                                                       ========   ========   ========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following tables reconcile operating margin for each of the reportable segments to consolidated income before provision for taxes on income as reported in the accompanying consolidated statements of operations and presents capital spending for each reportable segment (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Operating margin.....................................  $258,478   $397,324   $315,124
                                                       --------   --------   --------
Depreciation/(gain) loss on sale of assets
  Heavy duty harsh environment jackup rigs...........    18,034     12,423     10,974
  Semisubmersibles...................................     6,558      4,975      3,752
  300-350 foot cantilever jackup rigs................    10,535      9,836      9,625
  200-250 foot jackup rigs...........................     9,378      9,011      7,185
  Other marine rigs..................................        --         --        321
                                                       --------   --------   --------
          Total marine rigs..........................    44,505     36,245     31,857
  Land rigs..........................................    23,219     10,387     12,138
  Drilling related services..........................       912      1,333        322
  Other..............................................     2,190      1,854      1,254
                                                       --------   --------   --------
          Total depreciation/(gain) loss on sale of
            assets...................................    70,826     49,819     45,571
Unallocated amount:
  General and administrative.........................    18,596     22,161     20,149
                                                       --------   --------   --------
     Operating income................................   169,056    325,344    249,404
                                                       --------   --------   --------
  Other income (expense).............................     9,403      1,320      2,868
                                                       --------   --------   --------
Income before provision for taxes on income..........  $178,459   $326,664   $252,272
                                                       ========   ========   ========
Capital spending by segment
  Heavy duty harsh environment jackup rigs...........  $ 60,533   $145,411   $121,096
  Semisubmersibles...................................     8,154     14,329     11,418
  300-350 foot cantilever jackup rigs................     4,530      5,223     16,273
  200-250 foot jackup rigs...........................    26,825     19,615     15,430
  Other marine rigs..................................        --        293         --
                                                       --------   --------   --------
          Total marine rigs..........................   100,042    184,871    164,217
  Land rigs..........................................    19,750     88,906     54,215
  Drilling related services..........................       603         79         --
  Other..............................................     4,213      3,544     10,760
                                                       --------   --------   --------
          Total capital spending by segment..........  $124,608   $277,400   $229,192
                                                       ========   ========   ========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     Segment assets for each of the reportable segments is defined as the net book value of the property and equipment for each classification. The following table presents assets for each of the Company's reportable segments and reconciles such segment assets to total consolidated assets (in thousands):

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                  1999         1998
                                                               ----------   ----------
Property and equipment, net
  Heavy duty harsh environment jackup rigs..................   $  580,480   $  538,207
  Semisubmersibles..........................................       67,520       65,745
  300-350 foot cantilever jackup rigs.......................      141,734      147,041
  200-250 foot jackup rigs..................................       88,573       75,069
  Other marine rigs.........................................           --          340
                                                               ----------   ----------
          Total marine rigs.................................      878,307      826,402
  Land rigs.................................................      197,237      200,216
  Drilling related services.................................        3,314        3,103
  Other.....................................................       23,706       19,480
                                                               ----------   ----------
          Total property and equipment, net.................    1,102,564    1,049,201
                                                               ----------   ----------
Unallocated amounts:
  Total current assets......................................      408,692      352,436
  Other noncurrent assets...................................       52,286       52,099
                                                               ----------   ----------
          Total assets......................................   $1,563,542   $1,453,736
                                                               ==========   ==========

     All of the Company's operations are located outside of the Cayman Islands. The following table summarizes, by geographical area, the identifiable assets of the Company (in thousands):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
North Sea...................................................  $  545,000   $  401,243
North Africa................................................      90,766      121,717
West Africa.................................................      33,649       38,902
Southeast Asia and Pacific..................................     133,025      131,234
Middle East and Azerbaijan..................................     178,776      163,704
South America...............................................     121,688      110,597
North America...............................................     195,953      201,525
Corporate assets(1).........................................     264,685      284,814
                                                              ----------   ----------
          Total assets......................................  $1,563,542   $1,453,736
                                                              ==========   ==========

---------------

(1) Consists primarily of cash equivalents, marketable securities, construction in progress, and other corporate assets.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following table summarizes, by geographical area, operating revenues (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
North Sea............................................  $242,510   $308,802   $251,369
North Africa.........................................    48,443    142,468    117,377
West Africa..........................................    38,331     71,480     66,187
Southeast Asia and Pacific...........................    54,622     84,760     67,412
Middle East and Azerbaijan...........................   103,909    132,003    115,177
South America........................................    78,424     58,366     48,042
North America........................................    48,002     13,467     23,393
                                                       --------   --------   --------
          Total operating revenues...................  $614,241   $811,346   $688,957
                                                       ========   ========   ========

     The Company's operations in the North Sea are presently all conducted within the U.K. sector of the North Sea. The Company's operations in North Africa consist principally of operations in Egypt. The Company's operations in the Middle East include significant operations in Kuwait. See Note 11.

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

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1999   1998   1997
                                                              ----   ----   ----
Shell.......................................................  14.5%  13.2%  12.7%
Total Elf Fina(1)...........................................  13.5%  10.5%   4.5%
Exxon Mobil.................................................  13.2%   7.4%   4.7%
BP Amoco....................................................  11.9%   9.9%  11.8%
Kuwait Oil Company (Note 11)................................   9.1%   5.5%   4.3%
British Gas.................................................   6.4%   0.5%   8.8%
AGIP........................................................   2.1%   5.7%   6.3%
Texaco......................................................   1.5%   2.7%   5.4%

---------------

(1) Pending EU approval of merger

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

11. TRANSACTIONS WITH AFFILIATES

     The Company provides contract drilling services in Kuwait to the Kuwait Oil Company, K.S.C. ("KOC"), a subsidiary of KPC, and also provides contract drilling services to a partially owned affiliate of KOC in the Kuwait-Saudi Arabian Partitioned Neutral Zone. Such services are performed pursuant to drilling contracts which contain terms and conditions and rates of compensation which materially approximate those which are customarily included in arm's-length contracts of a similar nature. In connection therewith, KOC provides the Company rent free use of certain land and maintenance facilities and has committed to continue providing same, subject to availability of the maintenance facilities, through the current February 2001 term of the drilling contracts. In relation to its drilling business in Kuwait, the Company has an agency agreement with a subsidiary of KPC that obligates the Company to pay an agency fee based on a percentage of revenues. The Company believes the terms of this agreement are more favorable than those which could be obtained with an unrelated third party in an arm's-length negotiation, but the value of such terms is currently immaterial to the Company's results of operations.

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $56,084,000, $44,800,000 and $29,818,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The Company paid agency fees to a subsidiary of KPC of $647,995, $563,028 and $274,905 during the years ended December 31, 1999, 1998 and 1997, respectively. The Company had accounts receivable from KPC affiliated companies of $5,902,000 and $6,072,000 at December 31, 1999 and 1998, respectively.

     In connection with the reorganization of Holdings and its subsidiaries which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"), the Company made distributions to Holdings during the three years ended December 31, 1997 comprised principally of certain subsidiaries which conducted the Company's former non-drilling operations and services (the "Non-Drilling Subsidiaries") and certain additional non-drilling assets, including real estate, cash and cash equivalents.

     The Company, Holdings and KPC entered into an Intercompany Agreement before the consummation of the Offering (the "Intercompany Agreement"), certain provisions of which are summarized below. As used herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     As of December 31, 1999, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $51 million incurred by the Non-Drilling Subsidiaries on or before March 31, 1997. As of December 31, 1999, Holdings maintained cash and cash equivalents (the "Liability Payment Fund") which the Company believes will be sufficient to satisfy those liabilities remaining after such date. The Company, Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities.

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

     The Company also entered into a Management Services Agreement with Holdings (the "Management Services Agreement"), for the purpose of providing asset (primarily real estate) management services, general and administrative services and liability management and resolution services to Holdings, the Non-Drilling Subsidiaries and inactive subsidiaries of Holdings. The Management Services Agreement authorizes the Company to resolve the liabilities of the Non-Drilling Subsidiaries under the Intercompany Agreement using the Liability Payment Fund. Although Holdings retains the right to reduce or expand the scope of services to be performed by the Company pursuant to the Management Services Agreement, the Company's liability management and resolution service may not be reduced or terminated. The Management Services Agreement also provides for payment of an asset management fee to the Company of $173,000 per year as well as reimbursement of out-of-pocket costs in respect of asset management services. By mutual agreement, the asset management fee was discontinued effective January 1, 2000. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorney's fees) associated with the Company's liability management and resolution services and all internal and external costs and fees associated with the provision of general and administrative services pursuant to the Management Services Agreement. The Company believes such costs and fees will not be material.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

12. QUARTERLY RESULTS (UNAUDITED)

     Shown below are selected unaudited quarterly data (in thousands, except per share data):

                                                                THREE MONTHS ENDED
                                                 ------------------------------------------------
                                                 MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                 --------   --------   ------------   -----------
YEAR ENDED DECEMBER 31, 1999
Operating revenues.............................  $185,516   $160,002     $143,599      $125,124
                                                 ========   ========     ========      ========
Operating income...............................  $ 69,356   $ 48,917     $ 35,062      $ 15,721
                                                 ========   ========     ========      ========
Net income.....................................  $ 58,456   $ 43,189     $ 31,834      $ 16,345
                                                 ========   ========     ========      ========
Basic net income per Ordinary Share............  $   0.51   $   0.38     $   0.28      $   0.14
                                                 ========   ========     ========      ========
Diluted net income per Ordinary Share..........  $   0.51   $   0.37     $   0.28      $   0.14
                                                 ========   ========     ========      ========
YEAR ENDED DECEMBER 31, 1998
Operating revenues.............................  $196,281   $202,646     $201,085      $211,334
                                                 ========   ========     ========      ========
Operating income...............................  $ 78,103   $ 72,596     $ 81,565      $ 93,080
                                                 ========   ========     ========      ========
Net income.....................................  $ 67,759   $ 63,980     $ 72,734      $ 82,671
                                                 ========   ========     ========      ========
Basic net income per Ordinary Share............  $   0.59   $   0.56     $   0.64      $   0.72
                                                 ========   ========     ========      ========
Diluted net income per Ordinary Share..........  $   0.59   $   0.56     $   0.64      $   0.72
                                                 ========   ========     ========      ========
YEAR ENDED DECEMBER 31, 1997
Operating revenues.............................  $149,253   $164,519     $176,787      $198,398
                                                 ========   ========     ========      ========
Operating income...............................  $ 47,134   $ 58,046     $ 67,058      $ 77,166
                                                 ========   ========     ========      ========
Net income.....................................  $ 42,923   $ 53,335     $ 59,322      $ 69,206
                                                 ========   ========     ========      ========
Basic net income per Ordinary Share............  $   03.7   $   0.47     $   0.52      $   0.60
                                                 ========   ========     ========      ========
Diluted net income per Ordinary Share..........  $   0.37   $   0.47     $   0.52      $   0.60
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

                                            SANTA FE INTERNATIONAL CORPORATION

                                          By:       /s/ S. M. MCCARTY
                                            ------------------------------------
                                                       S. M. McCarty
                                                   Senior Vice President
                                                and Chief Financial Officer

Date: March 29, 2000

                               INDEX TO EXHIBITS



 EXHIBIT
  NUMBER            DESCRIPTION
 -------            -----------


     **3.1     --   Amended and Restated Memorandum of Association of the
                    Registrant.

     **3.2     --   Amended and Restated Articles of Association of the Registrant.

      *4       --   Specimen of Ordinary Shares Certificate.

    **10.1     --   Registrant's Investment Savings and Profit Sharing Plan.

    **10.2     --   Registrant's Pension Plan (U.S. employees).

    **10.3     --   Registrant's Special Pension Plan (non-U.S. employees).

    **10.4     --   Registrant's Equity Restoration Plan.

     *10.5     --   Registrant's Supplemental Executive Retirement Plan.

     *10.6     --   Registrant's Performance Unit Plan.

   ***10.7     --   Registrant's Annual Incentive Compensation Plan.

   ***10.8     --   Registrant's 1997 Long Term Incentive Plan.

   ***10.9     --   Registrant's 1997 Non-Employee Director Stock Option Plan.

  ***10.10     --   Registrant's 1997 Employee Share Purchase Plan.

    *10.11     --   Registrant's Employee Severance Protection Plan.

    *10.12     --   Registrant's Directors and Officers Indemnity Agreement.

    *10.13     --   Intercompany Agreement by and among Kuwait Petroleum
                    Corporation, SFIC Holdings (Cayman), Inc. and the
                    Registrant, dated June 9, 1997.

    *10.14     --   Management Services Agreement by and between SFIC Holdings
                    (Cayman), Inc. and the Registrant, dated June 9, 1997.

   **10.15     --   Agency Agreement between Kuwait Santa Fe Braun for
                    Engineering and Petroleum Enterprises(K.S.B.) Company K.S.C.
                    and the Registrant, dated April 1, 1992.

   **10.16     --   Contract for the Construction and Sale of a Jackup Drilling
                    Unit by and between Far East Levingston Shipbuilding Ltd.
                    and the Registrant, dated as of December 16, 1996.



   **10.17     --   Drilling Contract by and between Mobil Oil Canada Properties and Santa Fe Drilling Company (Canada) Limited, dated as of
                    December 16, 1996.

    *10.19     --   Contract for the Construction and Sale of Jackup Drilling
                    Unit Galaxy III by and between Keppel FELS Limited and the
                    Registrant, dated as of September 17, 1997.

 ****10.21     --   Consulting Agreement dated December 10, 1997 between
                    Registrant and Gordon M. Anderson.

 ****10.22     --   AMOCO (U.K.) Exploration Company Form of Contract Ref:
                    AD3300 for The Provision of the Jack-Up Drilling Unit Santa
                    Fe "Galaxy III" for Drilling Operations on the U.K.C.S. with
                    Santa Fe Drilling Company (North Sea) Limited, dated
                    September 3, 1997 (with Appendix 5 only).

*****10.23     --   Registrant's Non-Employee Director Deferred Compensation
                    Plan.

*****10.24     --   Amendment to Registrant's 1997 Non-Employee Director Stock
                    Option Plan.

*****10.25     --   Amendment to Registrant's 1997 Long Term Incentive
                    Compensation Plan.

*****10.26     --   Amendment to Registrant's Supplemental Executive Retirement
                    Plan.

*****10.27     --   Amendment to Registrant's Supplemental Executive Retirement
                    Plan.

*****10.28     --   Amendment to Registrant's 1997 Non-Employee Director Stock
                    Option Plan.

    +10.29     --   Amendment to Registrant's 1997 Non-Employee Director Stock
                    Option Plan, dated March 23, 1999

    +10.30     --   Form of Registrant's Executive Severance Protection Agreement
                    and list of participants.

    +10.31     --   Amendment to Registrant's Employee Severance Protection
                    Agreement, dated December 1, 1999.

    +10.32     --   Amendment to Registrant's Annual Incentive Compensation
                    Plan, dated December 1, 1999.

    +10.33     --   Amendment to Registrant's 1997 Long Term Incentive Plan,
                    dated December 1, 1999.

    +10.34     --   Amendment to Registrant's Supplemental Executive Retirement
                    Plan, dated December 1, 1999.

    +10.35     --   Amendment to Trust under Santa Fe International Corporation
                    Non-Qualified Plans, dated December 1, 1999.

    +10.36     --   Amendment to Registrant's Non-Employee Director Stock Option
                    Plan, dated December 1, 1999.

    +10.37     --   Amendment to Registrant's Employee Share Purchase Plan,
                    dated December 7, 1999.

*****21        --   List of Subsidiaries.

    +23.1      --   Consent of Ernst & Young LLP, independent auditors


----------

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

** Incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-6912) filed May 14, 1997.

*** Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 333-7070) filed June 13, 1997.

**** Incorporated by reference to the Company's Report on Form 6-K filed March 3, 1998.

***** Incorporated by reference to the Company's Annual Report on Form 20-F for the calendar year ended December 31, 1998.

+    Filed herewith.